   As filed with the Securities and Exchange Commission on September 18, 1998
                                                      Registration No. 333-_____


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                            REPUBLIC BANCSHARES, INC.
             (Exact Name of Registrant as Specified in its Charter)

                                ----------------

          FLORIDA                                  6711                                   59-3347653
(STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)                     IDENTIFICATION NO.)

                       111 SECOND AVENUE, N.E., SUITE 300
                            ST. PETERSBURG, FL 33701
                                 (727) 823-7300
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                ----------------

                           CHRISTOPHER M. HUNTER, ESQ.
                     GENERAL COUNSEL AND CORPORATE SECRETARY
                       111 SECOND AVENUE, N.E., SUITE 300
                            ST. PETERSBURG, FL 33701
                                 (727) 823-7300
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                ----------------

                                   COPIES TO:

          JOHN A. BUCHMAN, ESQ.                                             JOHN P. GREELEY, ESQ.
          HOLLAND & KNIGHT LLP                                           SMITH, MACKINNON, GREELEY,
2100 PENNSYLVANIA AVENUE, N.W., SUITE 400                                  BOWDOIN & EDWARDS, P.A.
       WASHINGTON, DC  20037-3202                                         CITRUS CENTER, SUITE 800
             (202) 955-3000                                                255 SOUTH ORANGE AVENUE
                                                                             ORLANDO, FL  32801
                                                                               (407) 843-7300

                                ----------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]___________________
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_________________

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
      Title of each                Amount                  Proposed                Proposed                Amount of
   class of securities              to be              maximum offering        maximum aggregate          registration
    to be registered            registered(1)        price per shares(2)       offering price(2)              fee
----------------------------------------------------------------------------------------------------------------------------
      Common Stock                 169,084                  $16.74                $2,831,000                $835.15
----------------------------------------------------------------------------------------------------------------------------

(1) Based on an estimate of the number of shares of the common stock, $2.00 par value per share, of the Registrant to be issued in connection with the merger ("Merger") of Lochaven Federal Savings and Loan Association ("Lochaven") with and into Registrant's wholly-owned subsidiary Republic Bank, which is calculated by multiplying the maximum number of shares of common stock, par value $0.01 per share, of Lochaven expected to be cancelled in the Merger (609,094) by the exchange ratio for the Merger, which is 0.2776.
(2) Pursuant to Rule 457(f)(2), and solely for the purpose of calculating the registration fee, the proposed maximum offering price per share and the proposed maximum aggregate offering price are based upon the total stockholders' equity of Lochaven as of June 30, 1998.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.

                  LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION
                         2410 NORTH ORANGE BLOSSOM TRAIL
                             ORLANDO, FLORIDA 32804

Dear Lochaven Federal Savings and Loan Association Stockholder:

     You are cordially invited to attend the Special Meeting of Stockholders (the "Special Meeting") of Lochaven Federal Savings and Loan Association ("Lochaven") to be held at _____________________ on __________, 1998, at
__________, local time, notice of which is enclosed.

     At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger, dated as of May 6, 1998 (the "Agreement"), by and among Republic Bancshares, Inc. ("Bancshares"), its wholly-owned subsidiary, Republic Bank ("Republic"), and Lochaven, pursuant to which Lochaven will merge (the "Merger") with and into Republic. Upon consummation of the Merger, each share of Lochaven's common stock issued and outstanding (except for certain shares held by Lochaven or Bancshares or its subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and excluding shares held by Lochaven stockholders who perfect their dissenters' rights of appraisal) will be converted into and exchanged for 0.2776 of a share of Bancshares' common stock in accordance with the terms of the Agreement.

     The accompanying Proxy Statement/Prospectus includes a description of the proposed Merger and provides other information concerning Bancshares, Republic, Lochaven and the Special Meeting. Please read these materials carefully and consider thoughtfully the information set forth in them.

     The Agreement and the Merger have been approved unanimously by your Board of Directors and are recommended by the Board to you for approval. Each member of the Board of Directors of Lochaven has indicated his or her intent to vote all of the shares of Lochaven's common stock beneficially owned by such member in favor of the Agreement. Consummation of the Merger is subject to certain conditions, including approval of the Agreement by Lochaven's stockholders. All required regulatory approvals for the Merger have already been obtained.

     Stockholders of Lochaven who perfect their dissenters' rights of appraisal prior to the proposed Merger and comply with applicable law will be entitled to receive the fair value of their Lochaven shares in cash, as provided by applicable law. A copy of Section 552.14 of the Rules and Regulations of the Office of Thrift Supervision is attached to the Proxy Statement/Prospectus.

     It is important to understand that approval of the Agreement requires the affirmative vote by holders of two-thirds of the shares of common stock of Lochaven outstanding and entitled to vote at the Special Meeting. Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger is a significant step for Lochaven, and your vote on this matter is of great importance. ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE FOR APPROVAL OF THE AGREEMENT BY MARKING THE ENCLOSED PROXY CARD "FOR" ITEM ONE.

                                         Sincerely,


                                         Robert O. Smedley
                                         President and
                                         Chief Executive Officer

                  LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION
                         2410 NORTH ORANGE BLOSSOM TRAIL
                             ORLANDO, FLORIDA 32804

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD __________, 1998

     Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of Lochaven Federal Savings and Loan Association ("Lochaven"), will be held at_______________________________ on __________, 1998, at ____________,
local time, for the following purposes:

     1. Merger. To consider and vote on the approval of an Agreement and Plan of Merger, dated as of May 6, 1998 (the "Agreement"), by and among Republic Bancshares, Inc. ("Bancshares"), Republic Bank, a wholly-owned subsidiary of Bancshares ("Republic"), and Lochaven, pursuant to which (i) Bancshares will acquire all of the issued and outstanding common stock of Lochaven in connection with the merger of Lochaven with and into Republic (the "Merger") and (ii) each share of Lochaven's common stock issued and outstanding (except for certain shares held by Lochaven or Bancshares or its subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and excluding shares held by Lochaven stockholders who perfect their dissenters' rights of appraisal) will be converted into and exchanged for 0.2776 of a share of Bancshares' common stock in accordance with the terms of the Agreement, all as described more fully in the accompanying Proxy Statement/Prospectus; and

     2. Other Business. To transact such other business as may properly come before the Special Meeting, or any adjournment or postponement thereof.

     Only stockholders of record at the close of business on ________, 1998, are entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof.

     Stockholders of Lochaven have a right to dissent from the Merger and obtain payment of the fair or appraised value of their shares in cash by complying with the applicable provisions of Section 552.14 of the Rules and Regulations of the Office of Thrift Supervision (the "OTS Regulations"), which are attached to the accompanying Proxy Statement/Prospectus as Appendix C. DISSENTING STOCKHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF SECTION 552.14 OF THE OTS REGULATIONS WILL BE ENTITLED TO RECEIVE PAYMENT IN CASH OF THE FAIR OR APPRAISED VALUE OF THEIR SHARES.

     The Board of Directors of Lochaven unanimously recommends that holders of Lochaven common stock vote to approve the Agreement.

     We urge you to complete, sign and return the enclosed proxy card as promptly as possible, whether or not you plan to attend the Special Meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Secretary of Lochaven an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the Special Meeting.

                                       By Order of the Board of Directors


                                       ----------------------------------
                                       Robert O. Smedley
                                       President and Chief
                                       Executive Officer

Orlando, Florida
______________, 1998

     LOCHAVEN FEDERAL SAVINGS                                                      REPUBLIC BANCSHARES, INC.
       AND LOAN ASSOCIATION                                                                 PROSPECTUS
         PROXY STATEMENT
                                                                        169,084 SHARES OF COMMON STOCK
                                                                          (PAR VALUE $2.00  PER SHARE)

Republic Bancshares, Inc. ("Bancshares") has filed a registration statement with the Securities and Exchange Commission (the "Commission"), covering up to a maximum of 169,084 newly-issued shares of common stock of Bancshares, par value $2.00 per share ("Bancshares Common Stock"), to be issued pursuant to the merger (the "Merger") of Lochaven Federal Savings and Loan Association ("Lochaven") with and into Republic Bank, a wholly-owned subsidiary of Bancshares ("Republic"). At the effective time of the Merger (the "Effective Time"), (i) Bancshares will acquire all of the issued and outstanding common stock of Lochaven, par value $0.01 per share ("Lochaven Common Stock"), and (ii) each share of Lochaven Common Stock (except for certain shares held by Lochaven or Bancshares or its subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and excluding shares held by Lochaven stockholders who perfect their dissenters' rights of appraisal) will be converted into and exchanged for 0.2776 share of Bancshares Common Stock (the "Exchange Ratio") in accordance with the terms of an Agreement and Plan of Merger, dated as of March 6, 1998, by and among Bancshares, Republic and Lochaven (the "Agreement"). See "Description of the Transaction."

The registration statement includes this Proxy Statement/Prospectus, which constitutes both the prospectus for the Bancshares Common Stock to be issued upon consummation of the Merger and the proxy statement that is being furnished to the stockholders of Lochaven in connection with the solicitation by the Board of Directors of Lochaven of proxies from holders of Lochaven Common Stock for use at the special meeting of stockholders of Lochaven (the "Special Meeting"). At the Special Meeting of Lochaven stockholders, only stockholders of record as of the close of business on September __, 1998, will be eligible to consider and vote upon a proposal to approve the Agreement.

This Proxy Statement/Prospectus and the accompanying proxy form are first being mailed to stockholders of Lochaven on or about September __, 1998.

                               -----------------

 THE SHARES OF BANCSHARES COMMON STOCK OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS
     ASSOCIATION INSURANCE FUND OR ANY OTHER INSURER OR GOVERNMENT AGENCY.

  THE SECURITIES TO WHICH THIS PROXY STATEMENT/PROSPECTUS REFERS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
  SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS SEPTEMBER __, 1998.

We have not authorized anyone to give any information or make any representation about the Merger or our companies that differs from, or adds to, the information in this Proxy Statement/Prospectus or in the documents that are publicly filed by Bancshares with the Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this Proxy Statement/Prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this Proxy Statement/Prospectus does not extend to you.

The information contained in this Proxy Statement/Prospectus speaks only as of its date unless the information specifically indicates that another date applies.

Information in this Proxy Statement/Prospectus about Bancshares and Republic has been supplied by Bancshares, and information about Lochaven, except such information described under "Description of the Transaction--Opinion of Lochaven's Financial Advisor," has been supplied by Lochaven.

                RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

     Bancshares and Lochaven make forward-looking statements in this document, and Bancshares makes forward-looking statements in the Bancshares public documents to which we refer, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of the combined company after the Merger. Also, when we use any of the words "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of our companies and the combined company after the Merger. This could cause results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you vote on the Merger. These possible events or factors include the following:

1. Our revenues after the Merger are lower than we expect, our restructuring charges are higher than we expect, we lose more deposits, customers or business than we expect, or our operating costs after the Merger are greater than we expect;

2. Competition among depository and other financial institutions increases significantly;

3. We have more trouble integrating our businesses or retaining key personnel than we expect;

4. Our costs savings from the Merger are less than we expect, or we are unable to obtain those cost savings as soon as we expect.

5.   Changes in the interest rate environment reduce our margins;

6. Conditions in the overall real estate market and the market for High LTV and other mortgage loans are worse than we expect;

7.   General economic or business conditions are worse than we expect;

8.   Legislative or regulatory changes adversely affect our business;

9. Technological changes and systems integration, including becoming year 2000 compliant, are harder to make or more expensive than we expect; and

10.  Adverse changes occur in the securities markets.

                                TABLE OF CONTENTS


                                                                                                                       PAGE
AVAILABLE INFORMATION...................................................................................................iii
DOCUMENTS INCORPORATED BY REFERENCE..................................................................................... iv
SUMMARY.................................................................................................................  1
      The Parties.......................................................................................................  5
      Special Meeting of Lochaven Stockholders..........................................................................  6
      The Merger; Exchange Ratio........................................................................................  6
      Dissenting Stockholders...........................................................................................  6
      Reasons for the Merger; Recommendation of Lochaven's Board of Directors...........................................  6
      Opinion of Financial Advisor......................................................................................  7
      Effective Time....................................................................................................  7
      Exchange of Stock Certificates....................................................................................  7
      Regulatory Approvals..............................................................................................  7
      Waiver, Amendment and Termination of the Agreement................................................................  7
      Interests of Certain Persons in the Merger........................................................................  8
      Certain Federal Income Tax Consequences of the Merger.............................................................  8
      Accounting Treatment..............................................................................................  8
      Certain Differences in Stockholders' Rights.......................................................................  8
RECENT DEVELOPMENTS ....................................................................................................  9
RISK FACTORS............................................................................................................ 15
COMPARATIVE MARKET PRICES OF BANCSHARES AND LOCHAVEN COMMON STOCK....................................................... 27
COMPARATIVE PER SHARE DATA.............................................................................................. 28
SELECTED FINANCIAL AND OTHER DATA OF BANCSHARES AND LOCHAVEN............................................................ 29
THE SPECIAL MEETING OF LOCHAVEN STOCKHOLDERS............................................................................ 35
      General........................................................................................................... 35
      Record Date; Vote Required........................................................................................ 35
DESCRIPTION OF THE TRANSACTION.......................................................................................... 37
      General........................................................................................................... 37
      Exchange Ratio.................................................................................................... 37
      Treatment of Lochaven Options..................................................................................... 37
      Background of and Reasons for the Merger.......................................................................... 38
      Opinion of Lochaven's Financial Advisor........................................................................... 41
      Effective Time of the Merger...................................................................................... 44
      Distribution of Bancshares' Stock Certificates and Payment for Fractional Shares.................................. 45
      Conditions to Consummation of the Merger.......................................................................... 45
      Regulatory Approvals.............................................................................................. 46
      Waiver, Amendment and Termination of the Agreement................................................................ 46
      Conduct of Business Pending the Merger............................................................................ 47
      Management of Bancshares and Republic Following the Merger........................................................ 48
      Interests of Certain Persons in the Merger........................................................................ 48
      Dissenting Stockholders........................................................................................... 49
      Certain Federal Income Tax Consequences of the Merger............................................................. 51
      Accounting Treatment.............................................................................................. 52
      Expenses and Fees................................................................................................. 52
      Resales of Bancshares Common Stock................................................................................ 52
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS ......................................................................... 53
      Authorized Capital Stock.......................................................................................... 53
      Amendment of Articles of Incorporation and Bylaws................................................................. 54
      Classified Board of Directors and Absence of Cumulative Voting.................................................... 54

                                TABLE OF CONTENTS
                                     (CON'T)


                                                                                                                       PAGE

      Removal of Directors.............................................................................................. 55
      Indemnification................................................................................................... 55
      Special Meetings of Stockholders.................................................................................. 56
      Actions of Stockholders Without a Meeting......................................................................... 56
      Stockholder Nominations and Proposals............................................................................. 56
      Mergers, Consolidation and Sales of Assets........................................................................ 57
      Dissenters' Rights of Appraisal................................................................................... 57
      Stockholders' Rights to Examine Books and Records................................................................. 58
      Dividends......................................................................................................... 58
COMPARATIVE MARKET PRICES .............................................................................................. 60
UNAUDITED COMBINED FINANCIAL DATA....................................................................................... 61
CERTAIN INFORMATION CONCERNING BANCSHARES............................................................................... 69
CERTAIN INFORMATION CONCERNING LOCHAVEN................................................................................. 74
DESCRIPTION OF BANCSHARES COMMON AND PREFERRED STOCK....................................................................102
LEGAL OPINIONS..........................................................................................................103
EXPERTS.................................................................................................................104
INDEX TO FINANCIAL STATEMENTS...........................................................................................F-1

APPENDIX A -- Agreement and Plan of Merger

APPENDIX B -- Opinion of McAllen Capital Partners, Inc.

APPENDIX C -- Provisions of the Rules and Regulations of the Office of Thrift Supervision Applicable to Dissenting
              Stockholders

                              AVAILABLE INFORMATION

Bancshares is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information concerning Bancshares may be inspected and copied at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, where copies may be obtained at prescribed rates, as well as at the following regional offices: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Commission also maintains an internet site that contains reports, proxy and information statements and other information regarding Bancshares. The address of the internet site is http://www.sec.gov. Bancshares Common Stock is listed on the Nasdaq Stock Market's National Market (the "Nasdaq National Market"). Copies of reports, proxy statements and other information concerning Bancshares may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

This Proxy Statement/Prospectus constitutes part of the Registration Statement on Form S-4 of Bancshares (including any exhibits and amendments thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information about Bancshares and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the Commission's public reference facilities at the addresses set forth above.


                   [Balance of page intentionally left blank]

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents previously filed with the Commission by Bancshares pursuant to the Exchange Act are hereby incorporated by reference herein:

     1. Bancshares' Annual Report on Form 10-K for the fiscal year ended December 31, 1997;
     2. Bancshares' Proxy Statement for its annual meeting of stockholders held on April 28, 1998;
     3. Bancshares' Quarterly Reports on Form 10-Q for the three-month periods ended March 31 and June 30, 1998.

All documents filed by Bancshares pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THOSE DOCUMENTS ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE (EXCEPT FOR THE EXHIBITS THERETO), FROM BANCSHARES - STAN BLAKEY, DIRECTOR OF INVESTOR RELATIONS & COMMUNICATIONS, REPUBLIC BANCSHARES, INC., 111 SECOND AVENUE, N.E., ST. PETERSBURG, FLORIDA 33701 (TELEPHONE (727) 823-7300). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY OCTOBER __, 1998.


                   [Balance of page intentionally left blank]

                                     SUMMARY

      The following is a summary of certain information relating to the Special Meeting, the proposed Merger, and the offering of shares of Bancshares Common Stock to be issued in connection therewith. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "Bancshares" and "Lochaven" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries. The term "Combined Company" refers to Bancshares and Lochaven after consolidation.

THE PARTIES

      BANCSHARES

      GENERAL. Bancshares is a registered bank holding company whose principal subsidiary is Republic, a Florida-chartered commercial bank headquartered in St. Petersburg, Florida. As a result of the sale of several Florida-based banking organizations to out-of-state bank holding companies in January 1998, Bancshares is now the largest independent commercial bank holding company headquartered in Florida, based on its June 30, 1998 assets of $2.2 billion. Bancshares, through Republic, provides a broad range of traditional commercial banking services, emphasizing real estate and business lending. Republic is also active in mortgage banking through its Flagship Mortgage Services ("Flagship") division, which originates first-lien residential mortgages and high loan-to-value debt consolidation and home improvement loans ("High LTV Loans") for sale and securitization. Flagship's High LTV Loans are secured by junior liens on residential real estate where the combined amount of indebtedness secured by the residence may be up to 125% of the value of the residence and often exceeds 100%. Currently, Bancshares' branch network consists of 55 branches in Brevard, Broward, Columbia, Hernando, Manatee, Marion, Monroe, Orange, Osceola, Pasco, Pinellas, Sarasota, Seminole and Suwannee counties, Florida and one branch in Glynn County, Georgia. At June 30, 1998, Bancshares' consolidated assets totaled $2.2 billion, loans held in portfolio totaled $1.4 billion, deposits totaled $1.7 billion and stockholders' equity was $170.3 million. Bancshares is currently regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), and Republic is regulated by the Florida Department of Banking and Finance (the "Department") and the Federal Deposit Insurance Corporation (the "FDIC"). Bancshares' other depository institution subsidiary, Republic Bank, FSB (the "Savings Bank"), is a federally chartered savings bank headquartered in St. Petersburg with an interstate branch located in Brunswick, Georgia that commenced operations on August 21, 1998. The Savings Bank is regulated by the Office of Thrift Supervision ("OTS") and the FDIC. Republic's and the Savings Bank's deposits are insured by the FDIC up to applicable limits, and both institutions are members of the Federal Home Loan Bank of Atlanta ("FHLB").

      In May 1993, William R. Hough and John W. Sapanski (together, the "Principal Stockholders") acquired from Republic's prior controlling stockholder more than 99.0% of Republic's outstanding common stock (the "Change in Control"). Mr. Hough is a member of Bancshares' and Republic's Boards of Directors and Mr. Sapanski serves as Bancshares' and Republic's Chairman of the Board, Chief Executive Officer and President.

      In May 1998, Bancshares completed a public offering of 2,642,150 shares of Bancshares Common Stock at price to the public of $29.50 per share (the "May 1998 Offering"). The number of common equivalent shares outstanding as of that date increased to 9,713,035. Net proceeds from the May 1998 Offering were $72.9 million after deducting underwriting discounts and commissions and expenses. Of the net proceeds, $70.2 million were used to increase the common equity of Republic Bank while $2.7 million were retained by Bancshares to be used for the capitalization of the Savings Bank.

      The principal executive offices of Bancshares are located at 111 Second Avenue, N.E., Suite 300, St. Petersburg, Florida 33701, and its telephone number is (727) 823-7300.

         ACQUISITIONS AND BRANCH EXPANSION. Following the Change in Control, Republic began to implement a program of expanding its branches and lines of business. In December 1993, Republic acquired 12 branches from CrossLand Savings FSB, a federal stock savings bank ("CrossLand"), and assumed deposit liabilities of $327.7 million and purchased loans secured by real estate and other real estate owned ("ORE") amounting to $201.6 million from Crossland (the "CrossLand Purchase and Assumption"). The CrossLand Purchase and Assumption almost tripled Republic's size, increasing total assets to $531.3 million and total deposits to $494.3 million at December 31, 1993. Additionally, the 12 CrossLand branches expanded Republic's market coverage to include Manatee and Sarasota counties and more than doubled Republic's branch network to a total of 19 branches.

         During the latter part of 1994 and throughout 1995, Republic continued to pursue a strategy of increasing its retail banking presence on the west central coast of Florida. Republic opened 13 additional new branches, expanding its market coverage in existing counties and providing entry into Pasco County.

         In January 1996, Republic organized Bancshares and became its wholly-owned subsidiary. Throughout 1997, Bancshares continued its geographic expansion strategy. In January 1997, Bancshares opened a new branch in Hernando County. In April 1997, Bancshares acquired Firstate Financial, F.A. ("Firstate"), a federal savings association headquartered in Orlando, Florida, for a cash purchase price of $5.5 million (the "Firstate Acquisition"). The Firstate Acquisition increased Bancshares' presence in central Florida, where Bancshares previously operated a loan production office ("LPO") but had no branches. On the date of acquisition, Firstate had total assets of $71.1 million and total deposits of $67.9 million. The Firstate Acquisition was accounted for using purchase accounting rules.

         On September 19, 1997, F.F.O. Financial Group, Inc., St. Cloud, Florida ("FFO"), the holding company parent of First Federal Savings and Loan Association of Osceola County, which was also majority-controlled by Mr. Hough, was merged into Bancshares in a stock-for-stock transaction (the "FFO Merger"). The FFO Merger expanded Bancshares' presence in central Florida by adding 11 branches in Brevard, Orange and Osceola counties. On the date of the FFO Merger, FFO had total assets of $328.4 million, total loans of $233.3 million and total deposits of $303.4 million. The FFO Merger was accounted for as a corporate reorganization in which Mr. Hough's interests in FFO and Bancshares were combined at historical cost in a manner similar to a pooling of interests, while the minority interests in FFO were combined with Bancshares at fair market value using purchase accounting rules.

         On June 19, 1998, Bancshares acquired three branch offices of NationsBank, N.A. ("NationsBank") and four branch offices of NationsBank's affiliate, Barnett Bank, N.A. ("Barnett"), including the loans and other assets recorded at such offices (collectively, the "NationsBank Florida Branches"). The NationsBank Florida Branches are located throughout the State of Florida and include three in Monroe County (Key West, Marathon and Plantation Key), two in Marion County (Ocala and Silver Springs) and one each in Columbia County (Lake
City) and Suwannee County (Live Oak). When acquired, the NationsBank Florida Branches had deposit liabilities of $199.9 million and loans of $114.4 million. On August 20, 1998, Bancshares acquired an additional branch (the "Georgia Branch" and, together with the NationsBank Florida Branches, the "NationsBank Branches") of Barnett located in Brunswick (Glynn County), Georgia, with the office becoming an interstate branch of Bancshares's newly-chartered Savings Bank. At the time of acquisition, the Georgia Branch had deposit liabilities of $16.9 million and loans of $7.5 million. Bancshares paid a combined deposit and loan premium of $27.2 million for the NationsBank Branches. Bancshares' acquisitions of the eight NationsBank Branches were both accounted for using purchase accounting rules, with the deposit premiums being amortized using the straight-line method over a 10-year period.

         On August 13, 1998, Bancshares purchased a branch office (the "Dime Branch") in Deerfield Beach (Broward County), Florida from The Dime Savings Bank, F.S.B. Pursuant to the transaction, Bancshares assumed $209.5 million of deposits and purchased $60,900 of loans and $100,000 of personal property and equipment assigned to the Dime Branch. Bancshares' purchase price for the Dime Branch was $9.8 million, and the transaction was accounted for using purchase accounting rules and a 10-year straight-line amortization of the deposit premium.

         On March 2, 1998, Bancshares and Republic entered into an Agreement and Plan of Merger, dated as of March 2, 1998 (as amended and restated as of September 4, 1998, the "BSB Agreement") with Bankers Savings Bank, Coral Gables, Florida ("BSB"), providing for the merger of BSB with and into Republic (the "BSB Merger" and with the Lochaven Merger, the "Proposed Mergers"). BSB is a federally-chartered savings and loan association headquartered in Coral Gables, Florida, with two offices located in Dade County in the cities of Coral Gables and Miami, Florida. As of June 30, 1998, BSB had total assets of approximately $68.3 million, total loans and loans held for sale of approximately $49.4 million, total deposits of approximately $60.7 million, and total stockholders' equity of approximately $4.4 million. Upon consummation of the BSB Merger, each share of BSB common stock issued and outstanding will be exchanged for and automatically converted into shares of Bancshares Common Stock as determined in accordance with the exchange ratio formula set forth in the BSB Agreement. It is anticipated that the BSB Merger will be accounted for as a pooling of interests. The transaction may be terminated by either BSB or Bancshares if it is not consummated by December 1, 1998. All required regulatory approvals for the BSB Merger have been received. See "Unaudited Combined Financial Data" and "Certain Information Concerning Bancshares--Recent and Proposed Acquisitions."

         If consummated, the Proposed Mergers will increase the total assets of Bancshares to approximately $2.5 billion (based on most recent available data) and expand Republic's branch network from 55 to 58 branches in Florida, located in Brevard, Broward, Columbia, Dade, Hernando, Manatee, Marion, Monroe, Orange, Osceola, Pasco, Pinellas, Sarasota, Seminole and Suwannee counties, and one branch in Georgia, located in Glynn County. There can be no assurance that Bancshares will be able to consummate the Proposed Mergers or, if consummated, successfully integrate the operations and management of the Proposed Mergers and its other branch acquisitions this year. See "Risk Factors--Current Acquisitions and Ability to Manage Growth and Integrate Operations."

         Bancshares anticipates continuing its strategy of geographic expansion for the foreseeable future through a combination of whole bank and thrift acquisitions, branch acquisitions and de novo branching, depending upon various factors, including whether: (i) the transaction will be accretive to Bancshares' earnings per share no later than one year following consummation; (ii) the transaction will provide Bancshares with a new or additional location in a desirable market area; (iii) the transaction will close an existing gap in Bancshares' Florida branch network; or (iv) the transaction will present competitive opportunities, such as branches becoming available due to branch closings, bank mergers and other consolidations.

         MORTGAGE BANKING AND LENDING ACTIVITIES. During 1996 and 1997, Bancshares focused on increasing its residential lending capabilities. In conjunction with the establishment of Flagship in April 1996 and its internal growth, Bancshares added eight residential LPOs in Florida, one residential LPO in Boston, Massachusetts, as well as wholesale LPOs in St. Petersburg, Florida and in Irvine, California. These offices expanded Bancshares product line to include government-insured first mortgage loans, and, beginning in the fourth quarter of 1996, High LTV Loans. At the same time, Bancshares also began purchasing residential mortgage loans from mortgage brokers and other third-party originators for resale. The strategy of Bancshares is to sell or securitize substantially all of the loans it originates and purchases through Flagship.

         Until late 1997, Bancshares sold all of the High LTV Loans and other mortgage loans originated by Flagship in whole loan sales. In December 1997, however, Bancshares consummated its first securitization, in which it securitized $60.0 million of High LTV Loans in a private placement offering. Bancshares retained servicing rights with respect to the loans that were securitized.

         In June 1998, Bancshares and SPC sold $240.0 million securities backed by $240.0 million of its High LTV Loans in a private placement securitization (the "June Securitization"), while retaining a $12.0 million subordinated interest in the pool of loans that were securitized. Bancshares retained servicing rights with respect to the loans that were securitized. Bancshares currently anticipates further whole loan sales or securitizations with respect to the mortgage loans originated by Flagship on a quarterly or other periodic basis, depending on then-prevailing market conditions and other factors such as Republic's capitalization and liquidity.

         BUSINESS STRATEGY. Bancshares' business strategy entails: (i) originating and purchasing real estate-secured loans for portfolio and sale;
(ii) originating business and consumer loans for portfolio; (iii) improving market share and expanding market coverage through a combination of acquisitions of other financial institutions, branch purchases and de novo branching; (iv) increasing non-interest income through expanded mortgage banking activities and increased emphasis on commercial and retail checking relationships; and (v) increasing its range of products and services. While pursuing this strategy, management remains committed to improving asset quality, managing interest rate risk, enhancing profitability and maintaining its status as a well-capitalized institution for regulatory capital purposes.

      The results of the Bancshares' business strategy include:

      - Expanded Branch Network - Since the Change in Control in 1993, Bancshares has expanded its retail banking presence from seven branches in northern Pinellas County to its current 55 branches in Brevard, Broward, Columbia, Hernando, Manatee, Marion, Monroe, Orange, Osceola, Pasco, Pinellas, Sarasota, Seminole and Suwanee counties and one branch in Glynn County, Georgia. The Proposed Mergers, if consummated, will provide Bancshares with a two branch presence in Dade County and an additional branch in Orange County, bringing its total branch network to 58 branches in Florida and one branch in Georgia.

      - Substantial Asset Growth - Since the Change in Control, Bancshares has increased in asset size from approximately $168.7 million to approximately $2.2 billion at June 30, 1998. The Proposed Mergers, if all are consummated, will increase the total asset size of Bancshares to approximately $2.5 billion. This asset growth is largely attributable to the opening of new branches and internally-generated deposit and loan growth, bulk purchases of loan portfolios and deposit assumptions such as the CrossLand Purchase and Assumption, acquisitions of other financial institutions such as Firstate, FFO, BSB and Lochaven and branch purchases such as the NationsBank and Dime Branch purchases.

      - Increased Mortgage Banking and Other Fee-Generating Activities - Bancshares has increased its non-interest income through improved revenue from an expanded line of deposit products, and through the establishment of Flagship, with its emphasis on mortgage banking activities, both in absolute terms and as a relative percentage of its net income. In 1997, Flagship contributed approximately $15.3 million in non-interest income (over 60% of total non-interest income). As a result of Bancshares having expanded its sources and amounts of fee income, total non-interest income was 1.85% of average assets in 1997, as compared to 0.63% in 1994, the first full year after the Change in Control.

     - Improved Asset Quality Ratios - A significant portion of the assets of Republic at the time of the Change in Control and the assets acquired in the CrossLand Purchase and Assumption were nonperforming. As a result, Republic's nonperforming assets were $44.2 million, or 5.66% of total assets, at year-end 1993. At June 30, 1998, nonperforming assets of Bancshares had been reduced to $38.5 million, or 1.79% of total assets, primarily through the implementation of consistent loan underwriting policies and procedures, centralization of all credit decision functions, increasing the size of the loan portfolio, write-offs and sales of ORE. However, the level of Bancshares' nonperforming assets continues to be higher than that of peer group institutions. See "Risk Factors--Nonperforming Assets."

     - Management of Financial Risks - One of Bancshares' primary objectives is to reduce fluctuations in net interest income caused by changes in market interest rates and changes in the value of its mortgage loans held for sale. To manage this interest rate risk, Bancshares generally limits holding loans in its portfolio to those that have variable interest rates tied to interest-sensitive indices and actively manages the maturities within its investment portfolio. Bancshares also engages in various hedging activities to reduce its exposure to the interest rate risks attributable to mortgage loans held pending subsequent sale or securitization.

      LOCHAVEN

      Lochaven's principal business is to attract deposits, primarily in the form of retail savings accounts, and to invest these funds, together with borrowings and other funds, in loans, mortgage-backed securities and other investments. Lochaven's lending activities focus primarily on single-family residential lending. Lochaven presently operates a main office in Orlando, Florida and two LPOs in Central Florida. As of June 30, 1998, Lochaven had total assets of $59.6 million, total loans of $52.3 million, total deposits of $49.8 million and total stockholders' equity of $2.8 million. The principal office and mailing address of Lochaven is 2410 North Orange Blossom Trail, Orlando, Florida 32804, and its telephone number is (407) 426-7622.

      Lochaven is regulated by the OTS and the FDIC. Its deposits are insured by the FDIC up to applicable limits, and Lochaven is a member of the FHLB. See "Certain Information Concerning Lochaven."

SPECIAL MEETING OF LOCHAVEN STOCKHOLDERS

      The Special Meeting of Lochaven will be held at ______, local time, on _________, 1998, at ____________________, for the purpose of considering and voting on approval of the Agreement and to transact such other business as may properly come before the meeting. See "The Special Meeting of Lochaven Stockholders."

      Only holders of record of Lochaven Common Stock at the close of business on _____________ (the "Record Date"), will be entitled to vote at the Special Meeting. The affirmative vote of two-thirds of the shares of the Lochaven Common Stock outstanding and entitled to be voted at the Special Meeting will be required to approve the Agreement. As of the Record Date, there were 609,094 shares of Lochaven Common Stock outstanding and entitled to be voted.

      The directors and executive officers of Lochaven and their affiliates and associates beneficially owned, as of the Record Date, 271,104 shares (or approximately 42.0% of the outstanding shares) of Lochaven Common Stock. Each member of the Board of Directors of Lochaven has indicated his or her intent to vote all of the shares of Lochaven Common Stock beneficially owned by such member in favor of the Agreement and the Merger contemplated thereby. As of the Record Date, neither Bancshares nor Lochaven held any shares of Lochaven Common Stock in a fiduciary capacity for others. See "The Special Meeting of Lochaven Stockholders--Record Date; Vote Required."

         Approval of the Agreement and the Merger by the Bancshares shareholders is not required under Florida or other applicable law.

THE MERGER; EXCHANGE RATIO

         The Agreement provides for the acquisition of Lochaven by Bancshares pursuant to the Merger of Lochaven with and into Republic. At the Effective Time set forth in the Certificate of Merger relating to the Merger to be filed with the Department, each share of Lochaven Common Stock then issued and outstanding (except for certain shares held by Lochaven or Bancshares or its subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and excluding shares held by Lochaven stockholders who perfect their dissenters' rights of appraisal) will be converted into and exchanged for 0.2776 of a share of Bancshares Common Stock in accordance with the terms of the Agreement. Each of the options to purchase Lochaven Common Stock issued and outstanding at the Effective Time (the "Lochaven Options"), will also be converted into options to acquire Bancshares Common Stock with each option to acquire one share of Lochaven Common Stock providing the holder the right to acquire 0.2776 of a share of Bancshares Common Stock (rounded to the nearest whole share to the extent a fractional interest arises). The exercise price for the acquisition of Bancshares Common Stock will be the exercise price for each share of Lochaven Common Stock subject to the Lochaven Options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be required. See "Description of the Transaction--Treatment of Lochaven Options."

         No fractional shares of Bancshares Common Stock will be issued. Rather, cash will be paid in lieu of any fractional share issued to which any Lochaven stockholder would otherwise be entitled upon consummation of the Merger, based on the Market Value (as defined herein) of one share of Bancshares Common Stock at the Effective Time. See "Description of the Transaction--General" and "--Exchange Ratio."

DISSENTING STOCKHOLDERS

         Holders of Lochaven Common Stock entitled to vote on the approval of the Agreement have the right to dissent from the Merger and, upon consummation of the Merger and the satisfaction of certain specified procedures and conditions, to receive the fair or appraised value of such holders' shares of Lochaven Common Stock in cash in accordance with the applicable provisions of the OTS Regulations. The procedures to be followed by dissenting stockholders are summarized under "Description of the Transaction--Dissenting Stockholders," and the applicable provisions of the OTS Regulations are reproduced as Appendix C.

REASONS FOR THE MERGER; RECOMMENDATION OF LOCHAVEN'S BOARD OF DIRECTORS

         Lochaven's Board of Directors has unanimously approved the Merger and the Agreement and has determined that the Merger is in the best interests of Lochaven and its stockholders. In approving the Agreement, Lochaven's Board considered a number of different factors, including the financial terms of the Merger, Lochaven's financial condition, the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay and other information. The Board also took into account an opinion received from McAllen Capital Partners, Inc. ("McAllen"), Lochaven's financial advisor, that the terms of the Agreement are fair, from a financial point of view, to the stockholders of Lochaven. Accordingly, Lochaven's Board unanimously recommends that Lochaven's stockholders vote FOR approval of the Agreement. EACH MEMBER OF THE BOARD OF DIRECTORS OF LOCHAVEN HAS INDICATED HIS OR HER INTENTION TO VOTE THOSE SHARES OF LOCHAVEN COMMON STOCK OVER WHICH SUCH MEMBER HAS VOTING AUTHORITY (OTHER THAN IN A FIDUCIARY CAPACITY) IN FAVOR OF THE AGREEMENT. See "Description of the Transaction--Background of and Reasons for the Merger."

OPINION OF FINANCIAL ADVISOR

         McAllen has rendered an opinion to Lochaven that the terms of the Agreement are fair, from a financial point of view, to the stockholders of Lochaven. The opinion of McAllen is attached as Appendix B to this Proxy Statement/Prospectus. Lochaven's stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection therewith. For additional information regarding McAllen's opinion, see "Description of the Transaction--Opinion of Lochaven's Financial Advisor."

EFFECTIVE TIME

         Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time set forth in the Certificate of Merger to be filed by Republic and Lochaven with the Department. Unless otherwise agreed upon by Bancshares and Lochaven, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable best efforts to cause the Effective Time to occur by the tenth business day (as determined by Bancshares) following the last to occur of: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval or consent required for the Merger (which has already occurred); or (ii) the date on which the Agreement is approved by the requisite vote of Lochaven's stockholders. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the fourth quarter of 1998, although there can be no assurance as to whether or when the Merger will occur. See "Description of the Transaction--Effective Time of the Merger," "--Conditions to Consummation of the Merger" and "--Waiver, Amendment and Termination of the Agreement."

EXCHANGE OF STOCK CERTIFICATES

         Promptly after the Effective Time, Bancshares will cause its exchange agent, ChaseMellon Shareholders Services (the "Exchange Agent"), to mail to the former stockholders of Lochaven appropriate transmittal materials, which will include instructions for the exchange of such stockholders' certificates representing shares of Lochaven Common Stock for certificates representing shares of Bancshares Common Stock. LOCHAVEN STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS FROM THE EXCHANGE AGENT. See "Description of the Transaction--Distribution of Bancshares Stock Certificates."

REGULATORY APPROVALS

         The Merger is subject to approval by the FDIC, the Federal Reserve and the Department. All required regulatory approvals for the Merger have been obtained by Bancshares. See "Description of the Transaction--Conditions to Consummation of the Merger" and "--Regulatory Approvals."

WAIVER, AMENDMENT AND TERMINATION OF THE AGREEMENT

         The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time by mutual action of the Boards of Directors of both Bancshares and Lochaven, or by action of the Board of Directors of either party under certain circumstances, including if the Merger is not consummated by December 1, 1998, unless the failure to consummate by such time is due to a willful breach of the Agreement by the party seeking to terminate. If for any reason the Merger is not consummated, Lochaven will continue to operate as a separate financial institution under its present management. See "Description of the Transaction--Waiver, Amendment and Termination of the Agreement."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of Bancshares' and Lochaven's management and Board of Directors have interests in the Merger in addition to their interests as stockholders generally. These interests relate to, among other things, provisions in the Agreement regarding indemnification, eligibility for certain employee benefits, existing employment and change of control agreements and the payments to be made thereunder as a consequence of the Merger and the treatment of outstanding stock options. See "Description of the Transaction--Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

      The Merger is intended to qualify as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). An opinion of counsel as to the federal income tax consequences will be obtained, but no ruling will be requested from the Internal Revenue Service. It is anticipated that Bancshares will receive an opinion from Holland & Knight LLP, that, among other things, a stockholder of Lochaven who exchanges shares of Lochaven Common Stock for Bancshares Common Stock will not recognize gain, provided that stockholders of Lochaven will recognize gain to the extent such stockholders receive cash in lieu of fractional shares of Bancshares Common Stock or upon perfection of their dissenters' rights. Holders of Lochaven Common Stock should consult with their own tax advisors regarding the federal, state, local and foreign tax consequences of the Merger to them individually. See "Description of the Transaction--Certain Federal Income Tax Consequences of the Merger."

ACCOUNTING TREATMENT

         It is anticipated that the acquisition of Lochaven will be treated as a "pooling of interests" transaction by Bancshares for accounting purposes. See "Description of the Transaction--Accounting Treatment."

CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS

         At the Effective Time, Lochaven stockholders, whose rights are governed by the Home Owners' Loan Act of 1933, as amended ("HOLA"), the OTS Regulations and Lochaven's Charter and Bylaws, will automatically become Bancshares stockholders, and their rights as Bancshares stockholders will be determined by the Florida Business Corporation Act ("FBCA") and Bancshares' Articles of Incorporation and By-Laws.

      The rights of Bancshares stockholders differ from the rights of Lochaven stockholders in certain important respects. See "Effect of the Merger on Rights of Stockholders."

                               RECENT DEVELOPMENTS

The following table sets forth Bancshares' unaudited selected consolidated financial and other data at the dates and for the periods indicated. The data at June 30, 1998 and 1997, and for the six months ended June 30, 1998 and 1997, are unaudited and, in the opinion of management, contain all adjustments (none of which were other than normal recurring entries) necessary for a fair presentation of the results for such unaudited periods. The selected operations data for the three and six months ended June 30, 1998 are not necessarily indicative of the results of operations for the entire fiscal year. This information should be read in conjunction with "Selected Financial and Other Data of Bancshares and Lochaven" and the discussion under the headings "Comparison of Results of Operations for the Three Months Ended June 30, 1998 and 1997," "Comparison of Results of Operations for the Six Months Ended June 30, 1998 and 1997" and "Comparison of Balance Sheets at June 30, 1998 and December 31, 1997" included elsewhere herein.

            UNAUDITED SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                                            For The Six Months Ended
                                                                    June 30,
                                                          -----------------------------
                                                             1998               1997
                                                          -----------       -----------
                                                              (Dollars in thousands,
                                                              except per share data)
OPERATING DATA:
Interest income                                           $    71,893       $    49,221
Interest expense                                               36,972            24,963
                                                          -----------       -----------
Net interest income                                            34,921            24,258
Loan loss provision                                             1,525             1,639
                                                          -----------       -----------
Net interest income after loan loss provision                  33,396            22,619
Other noninterest income                                       23,747             6,453
General and administrative (G&A) expenses                      52,828            22,707
Other noninterest expense                                         690               617
                                                          -----------       -----------
Net income before income taxes and minority interest            3,625             5,748
Income tax provision                                           (1,375)           (2,178)
Minority interest in income from subsidiary trust                (842)                -
Minority interest in FFO (net of tax)                               -              (415)
                                                          -----------       -----------
Net income                                                $     1,408       $     3,155
                                                          ===========       ===========

PER SHARE DATE:
Earnings per share - diluted                              $      0.16       $      0.47
                                                          -----------       -----------
Weighted average shares outstanding - diluted               8,712,367         7,002,356
                                                          ===========       ===========
Earnings per share - basic                                $      0.18       $      0.54
                                                          ===========       ===========
Weighted average shares outstanding - basic                 7,786,911         5,853,633
                                                          ===========       ===========

BALANCE SHEET DATA (AT PERIOD END):
Total assets                                              $ 2,155,025       $ 1,321,573
Investment and mortgage backed securities                     109,760           140,899
Loans held for sale                                           410,113            72,487
Portfolio loans, net of unearned income                     1,374,797           995,864
Allowance for loan losses                                      20,296            19,328
Goodwill and premium on deposits                               28,765               397
Deposits                                                    1,741,377         1,165,042
Stockholders' equity                                          170,347            71,254
Book value per share                                            16.26             10.79

                                                            For The Six Months Ended
                                                                    June 30,
                                                          -----------------------------
                                                             1998               1997
                                                          -----------       -----------
                                                              (Dollars in thousands,
                                                              except per share data)
SELECTED FINANCIAL RATIOS:
Return on average assets                                         0.16%             0.50%
Return on average equity                                         2.61              8.99
Equity to assets                                                 7.90              5.39
Equity and minority interest in preferred subsidiary             9.24                 -
  to assets
Portfolio loans/deposit ratio                                   78.95             85.48
Net interest spread                                              3.85              3.52
Net interest margin                                              4.18              4.10
G&A expense to average assets (1)                                3.11              3.17
G&A efficiency ratio (1)                                        67.30             69.30
Nonperforming loans to portfolio loans                           2.13              1.99
Nonperforming assets to total assets                             1.79              2.08
Loan loss allowance to portfolio loans (2)                       1.48              1.94
Loan loss allowance to nonperforming loans (2)
     Originated portfolio                                       90.92             90.96
     July 1997 bulk purchase of loans                           27.64                 -
     March 1995 bulk purchase of loans                         263.80            441.82
     CrossLand loan portfolio                                  409.57            106.60
     Other purchased loan portfolios                            17.82             46.67
         Total                                                  69.19             97.32

OTHER DATA (AT PERIOD END):
Number of branch banking offices                                   53                45
Number of full-time equivalent employees                        1,439               856

-----------
(1)   Commercial banking segment only.
(2) See "Note 6 - Allowance for Loan Losses" for a discussion of the allocation and availability of loan loss allowance among portfolio of loans within Republic.

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 1998 AND 1997

Overview

A net loss of $1.7 million or $0.23 per share on a diluted basis was incurred for the three months ended June 30, 1998, compared with a gain of $1.2 million or $0.17 per share for the same period in 1997. During the second quarter of 1998, Bancshares expensed approximately $10.8 million of indirect loan production costs associated with loans held for sale at period-end. Also, a $3.0 million portion of the gain on the June Securitization was required to be deferred for recognition until the third quarter of 1998.

Business Segment Information

Bancshares' operations are divided into two business segments, commercial banking and mortgage banking. Commercial banking activities include Bancshares' lending for portfolio purposes, deposit gathering through the retail branch network, investment and liquidity management. Mortgage banking activities, which operate through Flagship, a separate division of Republic, include originating and purchasing mortgage loans for sale or securitization. Republic provides support for its mortgage banking division in areas such as secondary marketing, data processing and financial management. All funding for the mortgage banking division is provided through Republic. The following are the business segment results of operation for the three months ended June 30, 1998 and 1997. Bancshares has elected to report its business segments without allocation of income taxes and minority interests.

                              BUSINESS SEGMENT DATA
                    THREE MONTHS ENDED JUNE 30, 1998 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                     1998                                  1997
                                       ----------------------------------    ----------------------------------
                                       Commercial  Mortgage      Company     Commercial  Mortgage    Company
                                        Banking    Banking        Total       Banking    Banking      Total
                                       ----------  ---------   -----------   ----------  --------   -----------
TOTAL ASSETS (AT PERIOD-END)           $1,731,591  $ 423,434   $ 2,155,025   $1,249,086  $ 72,487   $ 1,321,573
OPERATING DATA:
Interest income                        $   28,619  $   9,496   $    38,115   $   23,810  $  1,534   $    25,344
Interest expense                           14,170      5,687        19,857       12,240       582        12,822
                                       ----------  ---------   -----------   ----------  --------   -----------
Net interest income                        14,449      3,809        18,258       11,570       952        12,522
Loan loss provision                         1,032          -         1,032          501         -           501
                                       ----------  ---------   -----------   ----------  --------   -----------

Net interest income after
   loan loss provision                     13,417      3,809        17,226       11,069       952        12,021
Noninterest income                          2,531      8,687        11,218        2,024       725         2,749
General and administrative
   (G&A) expenses                          12,067     17,829        29,896       10,057     2,167        12,224
Merger expenses                               294          -           294            -         -             -
Provision for losses on ORE                   120          -           120          120         -           120
Other noninterest expense                      15          -            15           59         -            59
Amortization of goodwill and
   premium on deposits                        160          -           160          124         -           124
                                       ----------  ---------   -----------   ----------  --------   -----------

Net income (loss) before taxes
   & minority interest                 $    3,292  $  (5,333)       (2,041)  $    2,733  $   (490)        2,243
                                       ==========  =========                 ==========  ========
Income tax  benefit (expense)                                          800                                 (863)
Minority interest in income from
   subsidiary trust (net of tax)                                      (422)                                   -
Minority interest in FFO (net of tax)                                    -                                 (227)
                                                               -----------                          -----------
Net income (loss)                                              $    (1,663)                         $     1,153
                                                               ===========                          ===========


Commercial Banking Activities

Income from commercial banking activities in the second quarter of 1998 was $3.3 million compared with $2.7 million for the second quarter of 1997, an increase of $559,000 or 20.5%. Net interest income after provision for loan losses increased from $11.1 million to $13.4 million, and noninterest income increased by $507,000. This more than offset the $2.0 million increase in G&A expenses, which were $12.1 million during the second quarter of 1998 compared with $10.1 million for the same period a year ago. The improvements were primarily the result of continued growth in Bancshares' commercial banking loan portfolio and expense savings from Bancshares' 1997 acquisitions.

Mortgage Banking Activities

Residential first- and second-lien loans closed for the quarter ended June 30, 1998 were $357.5 million compared with $97.6 million for the same period of 1997. Bancshares sold $227.5 million of loans during the second quarter of 1998, $130.0 million less than the amount of loans closed during the second quarter of 1998. Consequently, loans held for sale increased to $410.1 million at June 30, 1998. Bancshares expensed approximately $10.8 million in indirect loan production costs in the second quarter of 1998 that relate to loans held for sale.

COMPARISON OF RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997

Overview

Net income for the six months ended June 30, 1998 was $1.4 million or $0.16 per share on a diluted basis compared with $3.2 million or $0.47 per share for the second quarter of 1997. Return on average assets for the first half of 1998 was 0.16%, while return on average equity was 2.61%.

Business Segment Information

The following are the business segment results of operation for the six months ended June 30, 1998 and 1997.

                              BUSINESS SEGMENT DATA
                     SIX MONTHS ENDED JUNE 30, 1998 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                     1998                                 1997
                                       -----------------------------------   ----------------------------------
                                       Commercial  Mortgage      Company     Commercial  Mortgage     Company
                                        Banking    Banking        Total       Banking    Banking       Total
                                       ----------  ---------   -----------   ----------  --------   -----------
TOTAL ASSETS (AT PERIOD-END)           $1,731,591  $ 423,434   $ 2,155,025   $1,249,086  $ 72,487   $ 1,321,573
OPERATING DATA:
Interest income                        $   54,518  $  17,375   $    71,893   $   46,662  $  2,559   $    49,221
Interest expense                           27,662      9,310        36,972       23,904     1,059        24,963
                                       ----------  ---------   -----------   ----------  --------   -----------
Net interest income                        26,856      8,065        34,921       22,758     1,500        24,258
Loan loss provision                         1,525          -         1,525        1,639         -         1,639
                                       ----------  ---------   -----------   ----------  --------   -----------
Net interest income after
   loan loss provision                     25,331      8,065        33,396       21,119     1,500        22,619
Noninterest income                          4,555     19,192        23,747        4,742     1,711         6,453
General and administrative
   (G&A) expenses                          21,718     31,110        52,828       19,086     3,621        22,707
Merger expenses                               294          -           294            -         -             -
Provision for losses on ORE                    40          -            40          290         -           290
Other noninterest expense                      37          -            37           80         -            80
Amortization of goodwill and
   premium on deposits                        319          -           319          247         -           247
                                       ----------  ---------   -----------   ----------  --------   -----------

Net income (loss) before taxes
   & minority interest                 $    7,478  $  (3,853)        3,625   $    6,158  $   (410)        5,748
                                       ==========  =========                 ==========  ========
Income tax expense                                                  (1,375)                              (2,178)
Minority interest in income from
   subsidiary trust (net of tax)                                      (842)                                   -
Minority interest in FFO (net of tax)                                    -                                 (415)
                                                               -----------                          -----------
Net income                                                     $     1,408                          $     3,155
                                                               ===========                          ===========

Commercial Banking Activities

Income from commercial banking activities was $7.5 million for the six months ended June 30, 1998, compared to $6.2 million for the same period of 1997. Net interest income increased by $4.1 million while G&A expenses increased by $2.6 million. This improvement was largely the result of the additional income and operating efficiencies from Bancshares' 1997 acquisitions.

Mortgage Banking Activities

First- and second-lien residential loans closed during the first six months of 1998 totaled $680.8 million, a $513.4 million increase over the same period last year. Loans held for sale at June 30, 1998 were $410.1 million or 60.2% of total loan production for Flagship during the first six months of 1998. A majority of the expenses associated with that increased loan production was charged to operations during the first half of 1998. Any revenues associated with loans held for sale will not be recognized until the quarters in which such loans are sold.

COMPARISON OF BALANCE SHEETS AT JUNE 30, 1998 AND DECEMBER 31, 1997

Overview

Total assets were $2.2 billion at June 30, 1998, compared to $1.6 billion at December 31, 1997, an increase of $602.6 million or 38.8%. This increase included $155.6 million in assets from the acquisition of the NationsBank Florida Branches in June 1998. Also, during the second quarter of 1998, Bancshares completed a public offering of 2,642,150 shares of Bancshares Common Stock, realizing net proceeds of $72.9 million, which provided the capital necessary to support Bancshares' 1998 acquisitions. On June 25, 1998, Bancshares completed a private placement of $240.0 million of securities backed by $240.0 million of High LTV Loans.

Trading Assets

Bancshares records all mortgage-related securities resulting from securitization of Bancshares' loans held for sale as trading assets. In the June Securitization, Bancshares retained a $12.0 million subordinate tranche of the securities from the securitization and the residual interest in cash flows. All of the assets retained from the June Securitization have been recorded as trading assets at their fair value. The fair value assigned to the residual interest from the June Securitization was based on an evaluation of the present value of expected future cash flows using a 15% discount rate, a cumulative default rate equivalent to 10.7% of the face amount of the loans and prepayment rate resulting in an average expected life of the pool of loans of 4.2 years. Management reviews the fair value determination of its trading assets quarterly and any valuation adjustments are reflected in current period results of operations.

Loans and Loans Held for Sale

Total loans held in portfolio increased $225.1 million from $1.1 billion at the prior year-end to $1.4 billion at June 30, 1998. A $114.4 million portion of the increase was attributable to loans purchased in Bancshares' acquisition of the NationsBank Florida Branches. Real estate-secured loans increased during the period by $203.4 million to $1.3 billion or 93.8% of total portfolio loans. Loans held for sale increased by $258.7 million to $410.1 million, with residential loans secured by first liens increasing by $169.2 million to $270.7 million and High LTV Loans increasing by $88.1 million to $135.2 million.

Allowance for Loan Losses

The allowance for loan losses amounted to $20.3 million (1.5% of portfolio loans) at June 30, 1998, compared with $20.8 million (1.8% of portfolio loans) at December 31, 1997. At June 30, 1998, the allowance for loan losses included $14.4 million allocated to loans originated by Bancshares, $2.4 million allocated to the loans in a March 1995 bulk purchase, $951,000 allocated to the loans in a July 1997 bulk purchase, $942,000 allocated to the CrossLand loan portfolio and $1.6 million allocated to other loan purchases. For a discussion of discounts on purchased loans and the use of amounts allocated to the allowance for loan losses, see the notes to Bancshares' Consolidated Financial Statements included elsewhere herein. Other activity relating to the allowance in 1998 included provisions for loan losses of $1.5 million, part of which was a $0.5 million charge to provision for the originated portfolio, offset by the transfer of allowances from the March 1995 bulk loan purchase to loan discount of $1.0 million. Loan charge-offs (net of recoveries) were $964,000.

Nonperforming Assets

Nonperforming assets amounted to $38.5 million or 1.79% of total assets at June 30, 1998, compared with $34.2 million or 2.2% of total assets at December 31, 1997. Nonperforming loans totaled $29.3 million at June 30, 1998, an increase of $3.5 million from the prior year-end total of $25.8 million. This was primarily due to a $5.2 million increase in nonperforming residential loans. Commercial real estate loans and commercial (business) nonperforming loans decreased by $1.5 million. ORE balances were generally unchanged.

Stockholders' Equity

Stockholders' equity was $170.3 million at June 30, 1998, or 7.9% of total assets, compared to $95.5 million or 6.15% of total assets at December 31, 1997. At June 30, 1998, Republic's tier 1 ("leverage") capital ratio was 7.33%, its tier 1 risk-based capital ratio was 9.4%, and its total risk-based capital ratio was 10.49%, all in excess of minimum FDIC capital guidelines for an institution to be considered a "well-capitalized" bank. Bancshares' tier 1 ("leverage") ratio, tier 1 risk-based capital ratio and total risk-based capital ratios were 7.55%, 9.66%, and 10.76%, respectively. In May 1998, Bancshares completed a public offering of 2,642,150 shares of Bancshares Common Stock at an offering price of $29.50 per share, realizing net proceeds of $72.9 million after deducting underwriters' discounts and offering expenses.

Republic National Bank of Miami v. Republic Bank

     On August 7, 1998, Republic National Bank of Miami brought an action against Republic in the United States District Court for the Southern District of Florida seeking to enjoin Republic from using the term "REPUBLIC" or "REPUBLIC BANK" in connection with any business that Republic conducts in the State of Florida. Given Republic's long-standing use of the name "REPUBLIC BANK" and the existence of other financial institutions in the State of Florida also using the name "Republic," Bancshares believes the lawsuit filed by Republic National Bank of Miami to be entirely without merit and intends to defend itself vigorously in any ensuing litigation.


                   [Balance of page intentionally left blank]

                                  RISK FACTORS

LOCHAVEN STOCKHOLDERS SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, THE FOLLOWING FACTORS IN EVALUATING BANCSHARES BEFORE DECIDING HOW TO VOTE ON THE PROPOSALS CONTAINED HEREIN. CERTAIN OF THESE FACTORS ARE DISCUSSED IN MORE DETAIL ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING, WITHOUT LIMITATION, UNDER THE CAPTIONS "SUMMARY," "DESCRIPTION OF THE TRANSACTION," "CERTAIN INFORMATION CONCERNING BANCSHARES" AND "CERTAIN INFORMATION CONCERNING LOCHAVEN." LOCHAVEN STOCKHOLDERS SHOULD ALSO NOTE, IN PARTICULAR, THAT THIS PROXY STATEMENT/PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT, AND SECTION 21E OF THE EXCHANGE ACT, THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROXY STATEMENT/PROSPECTUS, OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "MAY," INTEND" AND "EXPECT" AND SIMILAR EXPRESSIONS IDENTIFY CERTAIN OF SUCH FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THOSE CONTEMPLATED, EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THE CONSIDERATIONS LISTED BELOW REPRESENT CERTAIN IMPORTANT FACTORS BANCSHARES BELIEVES COULD CAUSE SUCH RESULTS TO DIFFER. THESE CONSIDERATIONS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE GENERAL OR SPECIFIC RISKS THAT MAY AFFECT BANCSHARES. IT SHOULD BE RECOGNIZED THAT OTHER RISKS, INCLUDING GENERAL ECONOMIC FACTORS AND BUSINESS STRATEGIES, MAY BE SIGNIFICANT, PRESENTLY OR IN THE FUTURE, AND THE RISKS SET FORTH BELOW MAY AFFECT BANCSHARES TO A GREATER EXTENT THAN INDICATED.

THE EXCHANGE RATIO; POSSIBLE CHANGES IN STOCK PRICE

Under the terms of the Agreement, stockholders of Lochaven (except for certain shares held by Lochaven or Bancshares or its subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and excluding shares held by Lochaven stockholders who perfect their dissenters' rights of appraisal) will receive 0.2776 of a share of Bancshares Common Stock for each share of Lochaven Common Stock held by them. The price of the Bancshares Common Stock is dependent upon a number of factors such as general economic conditions and conditions in the securities markets, that are, to a large extent, beyond the control of Bancshares and Lochaven. The market price of Bancshares Common Stock at the Effective Time, or on the date on which certificates representing such shares are received by Lochaven stockholders, may vary from its price at the date of this Proxy Statement/Prospectus and at the date of the Special Meeting, possibly by a material amount. See "--Volatility of Share Price." Such variations may be the result of changes in the business, operations or prospects of Bancshares, market assessments of the likelihood that the Merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions, factors affecting the banking industry in general and other factors. Because the Effective Time will occur at a date later than the Special Meeting, and the date on which Lochaven stockholders will receive certificates for shares of Bancshares Common Stock will occur after the Effective Time, there can be no assurance that the price of Bancshares Common Stock on the date of the Special Meeting will be indicative of its price at the Effective Time.

The Effective Time will occur as soon as practicable following the Special Meeting and the satisfaction or waiver of the conditions set forth in the Agreement. Stockholders of Lochaven are urged to obtain current market quotations for Bancshares Common Stock. See "Comparative Market Prices of Bancshares and Lochaven Common Stock" and "Comparative Per Share Data."

BENEFITS ACCRUING TO MANAGEMENT OF LOCHAVEN

Certain members of Lochaven's management and Board of Directors have interests in the Merger in addition to their interests as stockholders generally. These interests relate to, among other things, provisions in the Agreement regarding indemnification, eligibility for certain employee benefits, existing employment and severance agreements and the payments to be made thereunder as a consequence of the Merger and the treatment of outstanding stock options. See "Description of the Transaction--Interests of Certain Persons in the Merger."

SECURITIES ARE NOT INSURED

The shares of Bancshares Common Stock to be issued to Lochaven stockholders upon consummation of the Merger are not insured by the Bank Insurance Fund ("BIF"), the Savings Association Insurance Fund ("SAIF") or the FDIC or by any other insurer or government agency.

CURRENT ACQUISITIONS AND ABILITY TO MANAGE GROWTH AND INTEGRATE OPERATIONS

Since the Change in Control, Bancshares has rapidly expanded its operations through acquisitions, loan purchases, the opening of LPOs and de novo branches and the establishment of Flagship, its mortgage banking division. It is possible that Bancshares may encounter unforeseen difficulties and complications in integrating expanded operations and new employees, resulting in the disruption of overall operations. In addition, such rapid growth may adversely affect Bancshares' operating results because of many factors, including unforeseen start-up costs, diversion of management resources, deterioration of asset quality and required operating adjustments. There can be no assurance that Bancshares will successfully achieve the anticipated benefits of its growth or expanded operations.

In connection with its acquisitions of NationsBank and Dime Branches, and following consummation of the Proposed Mergers, Bancshares may encounter unanticipated operational or organizational difficulties. The successful integration of the recent branch acquisitions and the Proposed Mergers and acquisitions has and/or will require, among other things, consolidation of certain operations, elimination of duplicative corporate and administrative expense, elimination of certain positions and the chartering by Bancshares of the Savings Bank, which operates the Georgia Branch. There can be no assurance that integration will be accomplished effectively or in a timely manner. Additionally, there can be no assurance that the branches purchased in the recent branch acquisitions and the Proposed Mergers will be able to retain existing customers or deposits. In addition, the integration of certain operations following the recent branch acquisitions and the Proposed Mergers will require the dedication of management resources, which may temporarily distract attention from the day-to-day business of Bancshares. Failure to accomplish effectively the integration of operations could have a material adverse effect on Bancshares' regulatory capital, business, financial condition and results of operations following the Proposed Mergers. See "Certain Information Concerning Bancshares--Recent and Proposed Acquisitions."

IMPACT OF CHANGES IN REAL ESTATE VALUES

A significant portion of Bancshares' loan portfolio consists of residential mortgage loans and commercial real estate loans. At June 30, 1998, 53.55% of Bancshares' loans were secured by one-to-four family residential real estate, 30.67% were secured by commercial and multifamily residential real estate and 6.17% were real estate-secured construction loans, and Bancshares had ORE with a book value of $6.9 million, or 0.32% of assets. Further, a substantial portion of the properties securing Bancshares' loans are located in Florida. Real estate values and real estate markets generally are affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies, demographic trends and acts of nature. Any decline in real estate prices, particularly in Florida, could significantly reduce the value of the real estate collateral securing Bancshares' loans, increase the level of Bancshares' nonperforming loans, require write-downs in the book value of its ORE, and have a material adverse effect on Bancshares' regulatory capital, business, financial condition and results of operations.

In recent years, Bancshares has increased its level of construction and commercial real estate loans, which are generally considered to involve a higher degree of credit risk than that for one-to-four family residential mortgage loans. Further, Bancshares' retention of High LTV Loans in anticipation of later sale or securitization, increases its credit risk and vulnerability to changes in real estate values.

DEPENDENCE ON EXISTING MANAGEMENT

Bancshares' ability to operate as a profitable enterprise has depended, and will continue to depend in large part, upon the management and banking abilities of Bancshares' senior management, including John W. Sapanski, the Chairman, Chief Executive Officer and President of Bancshares and Republic. Bancshares does not currently have a Chief Operating Officer. If, for any reason, the services of Mr. Sapanski were to become unavailable to Bancshares, such event would likely have an adverse impact upon the future results of operations of Bancshares in light of Mr. Sapanski's experience and reputation in the banking industry, his stature within Bancshares, his extensive knowledge of and familiarity with Bancshares' operations, and the critical role played by Mr. Sapanski within Bancshares. Mr. Sapanski is 67 years old. Neither Bancshares nor Republic maintains a key man life insurance policy for Mr. Sapanski. Additionally, neither Mr. Sapanski nor any other member of senior management has an employment or noncompetition agreement with Bancshares.

Bancshares believes that its results will also depend in part upon its ability to attract and retain highly skilled and qualified management, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that Bancshares will be successful in attracting and retaining such personnel. Departures and additions of key personnel may be disruptive to Bancshares' business and could have a material adverse effect on Bancshares' business, financial condition and results of operations.

INCREASED EMPHASIS ON MORTGAGE BANKING ACTIVITIES AND HIGH LTV LOANS

In 1996, Bancshares began its emphasis on mortgage banking, both as the primary focus of its residential mortgage lending activities and as the key business strategy to increase substantially its levels of non-interest income. As a result, Bancshares' mortgage banking operations represented approximately 9.8% of Bancshares' assets at year-end 1997 and 17.5% of its pre-tax profits in 1997. Bancshares continues to devote significant resources and to incur significant expenses operating Flagship and expanding its mortgage loan origination and purchase capabilities.

Mortgage banking is fundamentally different from other traditional kinds of real estate-secured residential and commercial lending in that substantially all of the mortgage loans directly originated or purchased from mortgage brokers are re-sold into the secondary market instead of being held in portfolio until maturity. Such sales may take the form of either whole loan sales or securitizations. While indirect loan production costs are expensed in the period when incurred, revenues other than mortgage loan servicing fees, if any, are only recognized when and to the extent that the originated loans are subsequently sold.

Approximately 50.0% of the dollar amount of mortgage loans originated or purchased by Flagship in 1997 were High LTV Loans made to borrowers who may have had historical credit problems but are now considered by Bancshares to be acceptable credit risks. These borrowers generally have little or no equity in their homes. Because High LTV Loans generally pose a higher credit risk to the lender, they normally carry significantly higher interest rates and origination fees than conventional mortgage loans. Moreover, overhead and origination costs incurred by Flagship are substantially higher on a per loan basis than the costs incurred in Bancshares' other lending operations due to the nationwide scope of Flagship's mortgage banking activities and the substantial amount of advertising, direct mail and other marketing expenses that it incurs.

In a securitization of High LTV Loans, an entity such as a trust or special purpose corporation is typically organized to purchase directly or through an intermediate conduit a pool of mortgage loans from the financial institution. The entity funds its purchase of the loans by selling tiered levels or "tranches" of debt securities that entitle the holders to receive, in order of priority, payments at a set percentage rate until all principal is repaid. Payments are made to the debt holders out of the entity's collection of interest payments and principal repayments on the loans. Because there is generally no recourse to the financial institution in a securitization transaction, third-party investors typically require "overcollateralization" such that the principal amount of the loans in the pool exceeds the total amount of indebtedness issued by the entity. The selling financial institution may retain a subordinated debt interest in the pool of securitized High LTV Loans as well as an "interest-only," "principal-only" or other type of residual interest in the pool. Any such interest retained by the financial institution will be valued in accordance with SFAS No. 125.

Certain aspects of Bancshares' mortgage banking that distinguish it from other traditional forms of lending pose risks that are unique to this type of business. Set forth below are certain risks to Bancshares associated with Flagship's mortgage banking activities:

Dependence on Origination and Purchase of Mortgage Loans

The future profitability of Flagship's mortgage banking operations will depend upon the extent to which Bancshares is able to originate and/or purchase and sell and/or securitize High LTV Loans and other mortgage loans. Bancshares' ability to do so is affected by a number of factors beyond its control, including general economic conditions, conditions and values in residential real estate markets, interest rates, competition and changes in applicable regulatory requirements. For example, periods of economic slowdown or recession and high interest rates may be accompanied by decreased demand for consumer credit and declining real estate and other asset values. Any material decline in real estate values, in turn, reduces the ability of borrowers to use home equity to support borrowings. Moreover, the OTS recently issued regulatory guidelines in which it warned of the risks involved in making High LTV Loans. While Flagship is not subject to OTS regulation and the agency's guidelines arguably would not apply in any event due to Bancshares' practice of selling or securitizing substantially all of its High LTV Loan production, it is possible that the FDIC could act in the future to limit or restrict Flagship's High LTV Loan origination activities.

Bancshares' ability to originate and purchase mortgage loans will also depend upon its own financial condition. In this regard, Flagship's mortgage loan production could be constrained or sharply limited if Bancshares were to lack sufficient regulatory capital or liquidity to support Flagship's operations. Bancshares' regulatory capital and liquidity position, in turn, will be substantially affected by its mortgage loan sales and securitization activities and the extent to which it retains subordinated and residual interests in packages of securitized loans. If, for whatever reason, Bancshares is unable to sell or securitize mortgage loans in an efficient manner and on a timely basis, or finds it necessary to retain a larger-than-anticipated subordinated and residual interest in loans that are securitized, Flagship's future loan origination and purchase activities could be significantly impaired and financial results could be adversely affected.

As a result, in part, of Flagship's expanded mortgage banking activities during the first half of 1998, the level of Bancshares' liquid assets, as well as the amount of funds available for borrowing from the FHLB, have declined. As of June 30, 1998, Bancshares had $125.0 million in advances from and $225.0 million remaining on its $350.0 million credit line with the FHLB, as compared to $35.0 million and $215.0 million, respectively, at December 31, 1997. At the same time, (i) the recent growth in Bancshares' asset size and loan production costs attributable to Flagship's operations and (ii) Bancshares' recent loan securitizations, in which it has retained both subordinated and residual interests, have significantly increased Bancshares' regulatory capital requirements. As of December 31, 1997, it was necessary for Bancshares to have at least $73.0 million in total capital in order to qualify as a "well-capitalized institution" for regulatory purposes. (Bancshares' actual total capital at year-end 1997 was $101.0 million.) By June 30, 1998, Bancshares' minimum regulatory capital requirements had increased to $145.0 million, as compared to its actual total capital of $159.0 million. The combined effect of these two factors is such that Bancshares' current capital and liquidity levels will not be able to support a continuation of Flagship's present rate of growth or future securitization transactions in which Bancshares retains a substantial subordinate and/or residual interest. Among the options that Bancshares is currently considering are: (i) disposition of Flagship's loan production exclusively through whole loan sales or securitizations in which Bancshares retains no interest; (ii) a reduction in the current growth rate of Flagship's mortgage origination operations; (iii) future capital- and liquidity-raising transactions, including additional FHLB borrowings; and/or
(iv) disposition by Bancshares of all or a portion of its equity interest in Flagship such that Flagship's operations are no longer consolidated with those of Bancshares.

Should events arise in the future that prevent or otherwise adversely affect Flagship's ability to originate or purchase mortgage loans, sales and securitizations of loans, gains derived therefrom and revenues from Bancshares' servicing of securitized loans will be reduced accordingly. Moreover, since Bancshares would continue to incur ongoing expenses associated with its mortgage banking activities during such a period, Bancshares' diminished revenues from Flagship may not be sufficient to offset the expenses (primarily, salary, occupancy, advertising and mailing costs) associated with Flagship's operations, causing Bancshares to incur operating losses therefrom. In addition, if Flagship's loan origination and purchase activities are reduced or eliminated, Bancshares may not be able to recover its investment in Flagship.

Dependence on Loan Securitizations and Sales and Mismatch of Expenses and Sales

Mortgage loans originated and purchased by Flagship are generally sold as whole loans or securitized as market conditions permit. While a majority of the expenses associated with loan origination and production are charged to operations as they are incurred, any offsetting revenues are not recognized until the periods in which such loans are sold or securitized. A significantly greater volume of loan originations than sales in a particular period, either due to growth in Flagship's loan production or reduced loan sales, could cause a mismatch of expenses and revenues that would render Flagship's operations unprofitable and, in turn, adversely affect Bancshares' financial results. In the second quarter of 1998, Bancshares originated substantially more mortgage loans than it was able to sell in its June 1998 securitization. Although Bancshares did recognize a gain on the sale of loans that were securitized, these revenues were not sufficient to offset the approximately $10.8 million of indirect loan production costs that were incurred with respect to loans that had not been sold by quarter end. The combination of these factors contributed to the net loss reported by Bancshares during the second quarter. To the extent that Flagship's future loan production costs exceed or increase more rapidly than future loan sales, a similar mismatch in the timing and relative levels of revenues and expenses could result.

Several factors affect (i) Bancshares' ability to complete and (ii) the timing of loan sales or securitizations, including general economic conditions, conditions in the securities markets and secondary mortgage markets generally, conditions in the asset-based securities market specifically, perceptions of the credit quality of the mortgage loans Bancshares offers for sale or securitization, changes in interest rates and the effect of such factors as mortgage loan refinancings, delinquencies, defaults and foreclosures. If Bancshares fails to securitize or sell a sufficient number of loans in a particular financial reporting period at or near its historical profit levels for such sales, Bancshares' gain on sale of loans and other related income may not offset Flagship's overhead and origination costs, particularly the costs associated with originating High LTV Loans, resulting in Bancshares reporting lower net income or a net loss for such period. Bancshares' costs and risks associated with carrying its loans, including hedging costs, interest rate risk and credit risk could also increase if loan sales or securitizations fail to occur or are delayed. The ability of Bancshares to sell or securitize loans in the secondary market is essential for the continuation of Flagship's mortgage banking activities, and any event adversely affecting Bancshares' ability to complete securitizations or loan sales on a regular basis could have a material adverse effect on Bancshares' regulatory capital, business, financial condition and results of operations.

Valuation of Capitalized Excess Interest-Only Spread and Mortgage Related Securities

At June 30, 1998, Bancshares' statement of financial condition reflected an excess interest-only spread of $2.7 million, mortgage-related securities of $15.5 million, which resulted from the securitizations of Bancshares' loan production, and a residual interest in the cash flows from the securitizations valued at $17.3 million. Bancshares derives an increasingly larger portion of its income by realizing gains upon the sale of loans due to the excess interest-only spread associated with such loans recorded at the time of sale and the capitalization of mortgage servicing rights recorded at sale. Excess interest-only spread as capitalized on Bancshares' statement of financial condition represents the present value of the excess of the interest rate payable by an obligor on a loan over the interest rate passed through to the purchaser acquiring an interest in such loan, less Bancshares' contracted servicing fee and other applicable recurring fees.

Bancshares records gains on sale of loans through securitizations and whole loan sales based in part on the estimated fair value of the mortgage-related securities (residual interest and interest-only spread) retained by Bancshares and on the estimated fair value of retained mortgage servicing rights related to such loans. When loans are sold, Bancshares recognizes as a gain the present value of the excess cash flow expected to be realized after the payment of all principal and interest to the security holders. These present values are computed using prepayment, default and interest rate assumptions that Bancshares believes are reasonable. The amount of gain recognized upon the sale of loans will vary depending on the assumptions utilized. The weighted average discount rate used to determine the present value of the excess cash flows reflected on Bancshares' statement of financial condition at June 30, 1998 was approximately 15.0%.

Although Bancshares believes that it has made reasonable estimates of the fair values of the residual interest, mortgage servicing rights and excess interest-only spread likely to be realized, the rate of prepayment and the amount of defaults utilized by Bancshares are estimates and actual experience may vary from its estimates. Bancshares periodically reviews its prepayment and default assumptions in relation to current rates of prepayment and default and, if necessary, reduces the remaining excess interest-only spread, residual interest and mortgage servicing rights assets to the net present value of the estimated remaining future net cash flows, resulting in a charge to earnings in the period of adjustment.

Increases in interest rates, competitive pressures, higher than anticipated rates of loan prepayments or credit losses on the underlying loans in a securitization could result in a reduction in the estimated value of Bancshares' residual interest, mortgage servicing rights and excess interest-only spread and may require Bancshares to write down the value of these assets, which in turn could have a material adverse impact on Bancshares' results of operations and financial condition. Bancshares is not aware of any active market for Bancshares' residual interest, mortgage servicing rights and excess interest-only spread. No assurance can be given that the residual interest, mortgage servicing rights and excess interest-only spread could in fact be sold at their carrying value, if at all.

Contingent Risks Relating to Bancshares' Beneficial Interest in the Loans

Although Bancshares intends to sell or securitize substantially all High LTV Loans and other residential mortgage loans that Flagship originates or purchases, Bancshares retains some degree of risk on most of these mortgage loans. During the period of time that loans are held pending sale or securitization, Bancshares is subject to the various business risks associated with lending, including the risk of borrower delinquency, default or loss and the risk that an increase in interest rates would reduce the value of loans to potential purchasers. In May 1998, Bancshares recorded a pre-tax charge against earnings of $252,000 for an equivalent principal amount of High LTV Loans held for sale that had been delinquent 90 days or more at March 31, 1998.

Although whole loans are sold on a non-recourse basis, Bancshares continues to be subject to the risks of delinquency, default and loss following the securitization of mortgage loans. The agreements governing Bancshares' securitizations generally require the initial principal amount of the pool of mortgage loans that is securitized to exceed the aggregate principal amount of the senior interests sold to third-party investors. Thereafter, the trustee of the securitization is required to maintain overcollateralization levels through retention of cash otherwise payable to the interest-only spread and residual interest owners. Such excess amounts serve as credit enhancement for the related senior interests and are available to fund losses realized on loans in the pool. Because the residual interest in the pool retained by Bancshares is subordinated to the senior interests in the loans purchased by third-party investors, Bancshares continues to have a first-loss exposure with respect to the loans to the extent of the overcollateralization amount. Bancshares also continues to be subject to the risks of delinquency, default and loss insofar as interest-only spread distributions are reduced by loan losses. In addition, its whole loan sales and securitization agreements require Bancshares to commit to repurchase or replace loans that do not conform to the representations and warranties made by Bancshares at the time of transfer. In May 1998, a private investor that had purchased from Bancshares $36.1 million of subprime loans put back $20.1 million of the loans that did not satisfy the investor's pre-established purchase criteria. It is possible that in the future Bancshares may be required to repurchase or replace loans previously sold or securitized. Any higher than expected loan losses or repurchases could have a material adverse effect on Bancshares' regulatory capital, business, financial condition and results of operation.

Loss of Right to Service Securitized Loans

The agreements entered into in connection with Bancshares' securitization of High LTV Loans generally set forth certain conditions under which the insurer or the trustee of the loan securitization can terminate Bancshares' right to act as servicer. If, at any measuring date, the loss and delinquency performance of the mortgage loans in a particular pool of loans exceeds certain levels, servicing rights may be terminated. Bancshares' servicing rights can also be terminated with respect to a loan securitization (i) if Bancshares were to breach its obligations under the related servicing agreement, (ii) if losses on foreclosures of loans included in the pool were to exceed specified limits,
(iii) if the insurer were required to make payments under its policy, or (iv) if Bancshares failed to meet certain financial tests, including a minimum net worth test. It is possible that Bancshares' servicing rights with respect to mortgage loans included in any securitization may be terminated in the future. In addition, if any loan included in a securitization is prepaid, Bancshares will no longer be entitled to loan servicing fees with respect to such loan. Any termination or reduction of Bancshares' right to act as servicer with respect to securitized loans would result in a loss of servicing revenue and could adversely affect its ability to participate in future securitizations.

Borrowers With Limited Home Equity

In the High LTV Loan market and certain other markets, Bancshares targets borrowers with little equity in their homes. Loans made to such borrowers may entail a higher risk of delinquency, default and loss than other types of mortgage loans due to their substantially unsecured nature. While Bancshares believes that the underwriting policies and collection methods it employs enable it to control the higher risks inherent in High LTV Loans, no assurance can be given that such criteria or methods will afford adequate protection against such risks. Additionally, because of Bancshares' recent entrance into the High LTV Loan market, there is limited performance history on which to base various assumptions by Bancshares with respect to defaults and prepayments of such loans. If loans originated or purchased by Bancshares experience higher delinquencies, defaults or losses than anticipated, Bancshares' regulatory capital, business, financial condition or results of operation could be adversely affected.

Risks Relating to Growth Strategy

Bancshares' strategic plan contemplates the continued expansion of its Flagship operations. Bancshares' implementation of its expansion strategy depends on its ability to increase the volume of loans it originates and purchases while maintaining credit quality and managing its resulting growth. Bancshares' ability to increase its loan production will depend on, among other factors, its ability to (i) obtain and maintain increasingly larger amounts of funding and liquidity in the form of federally-insured deposits, FHLB advances and other borrowings and proceeds from loan sales and securitizations, (ii) effectively sell or securitize pools of loans that it originates, (iii) offer attractive products to prospective borrowers, (iv) attract and retain qualified underwriting, servicing and other personnel, (v) market its loan products successfully and (vi) establish and maintain relationships with correspondents and mortgage brokers in states in which Bancshares is currently active and in additional states. Bancshares' ability to manage growth as it pursues its Flagship expansion strategy will be dependent upon, among other things, its ability to (i) maintain appropriate procedures, policies and systems to ensure that Bancshares' loan portfolio does not have an unacceptable level of credit risk and loss, (ii) satisfy its need for additional capital, funding and liquidity on reasonable terms, (iii) manage the costs associated with expanding its infrastructure, (iv) retain key personnel and (v) continue operating in competitive, economic, regulatory and judicial environments that are conducive to Bancshares' business activities. There can be no assurance that Bancshares will be able to expand Flagship's mortgage lending operations successfully.

Possible Adjustment of Compensation Levels of Mortgage Banking Personnel

As a Florida-chartered commercial bank, Republic is subject to the regulatory oversight, examination and supervision of both the FDIC and the Department. As part of their regular examinations of Republic, the FDIC and the Department review, among other things, the compensation arrangements for Republic's executive officers and other employees to ensure that they are commensurate with such employees' responsibilities and duties performed, and that Republic's overall compensation levels are consistent with such levels at other similarly-sized financial institutions.

The FDIC has recently expressed its concerns to Republic regarding the high levels of compensation being received by the executive officers and certain employees of Republic's Flagship mortgage banking division in relation to Republic's earnings. In response, Republic's Board of Directors has reviewed and analyzed the current compensation arrangements for its mortgage banking personnel and, to the extent deemed appropriate, made adjustments in such compensation. It is possible that the personnel affected may pursue employment opportunities with other mortgage lenders or companies that are not regulated as extensively as Republic, given that such other entities would not be subject to the same degree of compensation constraints as those that prevail in a highly regulated industry such as banking.

Republic is not currently aware of any plans that any of its mortgage banking staff may have to seek other employment. However, no assurance can be given that the executive officers or other employees of its mortgage banking division will not leave Republic or that any such departure would not have a material adverse effect on Republic's mortgage banking activities or its financial condition and earnings. In addition, if Flagship's loan origination and purchase activities are reduced or eliminated as a result of such departures, Bancshares may not be able to recover its investment in Flagship.

Competition

The home equity loan market, and particularly the High LTV Loan market, is highly competitive. Bancshares faces competition from commercial banks, savings and loan associations, consumer finance lenders, mortgage lenders and mortgage brokers. Many of these competitors and potential competitors are substantially larger, have more capital and other resources and have lower cost structures than Bancshares. Competition can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates charged to borrowers. In addition, the current level of gains realized by Bancshares and its competitors on High LTV Loans could attract additional competitors into this market, with the possible effect of lowering the interest rates and origination fees that Bancshares can charge borrowers as well as gains that may be realized on Bancshares' future loan sales. To the extent that existing competitors significantly expand their operations or new competitors enter this segment of the mortgage lending market, Bancshares' results of operations and financial condition could be materially adversely affected.

Nonperforming Assets

At the time of the Change in Control, Republic had a relatively high ratio of nonperforming assets to total assets. In addition, Bancshares has purchased, at a discount, certain loans that it placed in non-performing status shortly after purchase. Although Bancshares has reduced its nonperforming assets ratio from 5.66% at year-end 1993 to 1.79% at June 30, 1998, its current level of nonperforming assets is still significantly above 0.95%, which is the average level for all commercial banks with assets between $1.0 billion and $3.0 billion, according to the most recently available data from the Uniform Performance Banking Report issued by federal bank regulators. There is no assurance that this ratio will continue to decline, particularly if general economic conditions or Florida real estate values deteriorate.

Adequacy of Loan Loss Allowance

Industry experience indicates that a portion of Bancshares' loans will become delinquent and will be partially or completely charged-off. Regardless of the underwriting criteria utilized by Bancshares, losses may be experienced as a result of various factors beyond Bancshares' control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. Bancshares' determination of the adequacy of its allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans that would have loan loss potential, delinquency trends, the estimated fair market value of the underlying collateral, current economic conditions, the view of Bancshares' regulators, and geographic and industry loan concentration. However, if delinquency levels were to increase as a result of adverse general economic conditions, especially in Florida where Bancshares' exposure is greatest, the loan loss allowance so determined by Bancshares may not be adequate. A substantial portion of Bancshares' loan loss allowances are allocated to specific portfolios or pools of loans purchased by Bancshares. Accordingly, such allocations would not be available to cover losses related to originated loans or other purchased loans. To the extent that losses in certain pools or portfolios of loans exceed the loan loss allowances and unamortized loan discount allocated to such pool or portfolio, or available as a general reserve, Bancshares' results of operations would be adversely affected. There can be no assurance that Bancshares' allowance for loan losses will be adequate to cover its future loan losses or that Bancshares will not experience significant losses in its loan portfolios that may require significant increases to the allowance for loan losses in the future. Additionally, Bancshares' policy is to record its loans held for sale at the lower of cost or market. Accordingly, no allowances are allocated to loans that are held for sale or securitization.

Potential Impact of Changes in Interest Rates

Bancshares' profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets and its interest expense on interest-bearing liabilities. Bancshares, like most financial institutions, is affected by changes in general interest rate levels, which are currently relatively low, and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest rate sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. Bancshares has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates. Bancshares believes that, based on certain assumptions and experience, its one-year cumulative gap was positive at December 31, 1997.

Regulatory Oversight

Republic is subject to extensive regulation, supervision and examination by the Department as its chartering authority and primary regulator, and by the FDIC as its federal regulator and administrator of the insurance fund that insures Republic's deposits up to applicable limits. Republic is a member of the FHLB and is subject to certain limited regulation by the Federal Reserve. In connection with its acquisition of the Georgia Branch, Bancshares chartered the Savings Bank. After it was organized, the Savings Bank became subject to regulation, supervision and examination by the OTS as its chartering authority and primary regulator and by the FDIC as the administrator of the Savings Bank's insurance fund. As a federally-chartered thrift, the Savings Bank was automatically a member of the FHLB. As the holding company of Republic and the Savings Bank, Bancshares is also subject to regulation and oversight by the Federal Reserve. Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities, and regulations have been adopted that have increased capital requirements, commercial bank insurance premiums and administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations, such as the recently-issued OTS guidelines regarding High LTV Loans, could have a material adverse impact on Bancshares, Republic, the Savings Bank and their respective operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of Republic and the Savings Bank and their competitors, which in turn could have a material adverse effect on both institutions and their regulatory capital, business, financial condition and results of operations.

In the course of a recent review of Republic's operations by the FDIC, issues arose as to the software and procedures used by Republic to record and calculate the charges and other information for certain types of mortgage loans, and the amounts of interest due on one class of deposit accounts. Management believes Republic has taken the necessary actions to address these issues, including the payment of refunds or additional interest as appropriate.

CONTROL BY THE PRINCIPAL STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

As of June 30, 1998, Bancshares' Principal Stockholders, William R. Hough and John W. Sapanski (and their respective affiliates and immediate family members) owned shares of Bancshares' capital stock representing approximately 40.2% and 4.8%, respectively, of the total voting rights of Bancshares. Following the consummation of the Merger, Messrs. Hough and Sapanski will own approximately 38.3% and 4.6% of the total voting rights of Bancshares, respectively. On the basis of such ownership, the Principal Stockholders will likely still be able to exert a controlling influence over the affairs of Bancshares and Republic. Bancshares has engaged in numerous transactions with affiliates of Mr. Hough, and it is likely that Bancshares will in the future continue to engage in such transactions. Generally, transactions with affiliates can involve conflicts of interests. However, Bancshares believes that its transactions with its affiliates were on terms as or more favorable as those that could have been obtained in arm's-length transactions. See Note 17 to Bancshares' Consolidated Financial Statements included elsewhere herein.

CAPITAL LIMITATIONS ON FUTURE GROWTH

Since the Change in Control, one of Bancshares' primary business objectives has been to increase its total asset size, expand into new market areas and increase market share in its existing markets. Bancshares has sought to accomplish this goal through a combination of internal growth, loan and other asset purchases, deposit assumptions, the opening of de novo branches and acquisitions of other financial institutions and branches. Bancshares' ability to continue to grow is constrained by, among other things, its regulatory capital levels. See Note 16 to Bancshares' Consolidated Financial Statements included elsewhere herein. Most recently, in May 1998, Bancshares sold 2,642,150 shares of Bancshares Common Stock in a public offering and raised $72.9 million in additional capital. The primary purposes of the offering were to increase Bancshares' regulatory capital to permit it to consummate the recent branch acquisitions and the Proposed Mergers and to continue to expand Flagship's mortgage banking activities while maintaining its "well capitalized" status. Bancshares intends to continue its current growth strategy for the foreseeable future. Since the Change in Control, Bancshares has raised capital five times to accommodate its growth. There can be no assurance that Bancshares will in the future have sufficient capital or the ability to obtain additional sufficient capital on acceptable terms to continue to pursue its growth strategy.

YEAR 2000 ISSUES

In the next two years, many companies, including financial institutions such as Bancshares, will face potentially serious risks associated with the inability of existing data processing hardware and software to appropriately recognize calendar dates beginning in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered may read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date, or are expected to be unable to compute payment interest or delinquency. If a company's critical internal systems do not correctly recognize and process data information beyond the year 1999, there could be a material adverse impact on business and operations.

In 1997, Bancshares began the process of identifying the many software applications and hardware devices expected to be impacted by this issue. Bancshares formed a Year 2000 Committee, consisting of Republic's senior management and key data processing employees to address the year 2000 compliance project. The Board of Directors is updated on Bancshares' progress towards compliance on a monthly basis. Also, as Republic's primary federal regulator, the FDIC conducts periodic examinations of Republic's readiness for year 2000 operations.

Additional staff for year 2000 compliance, including a full-time project coordinator and other technically-proficient employees, have been hired to monitor the daily activities of the project for Republic. Non-compliant vendors have been and continue to be contacted for project progress reports. Communication with compliant vendors to develop testing plans is also ongoing. Bancshares has set a target date of December 31, 1998 to complete testing of vendor systems other than its main client loan and deposit application systems that are processed by ALLTEL Information Services, Inc. ("ALLTEL"). As ALLTEL tests and certifies applications as year 2000 compliant, the test results are being forwarded to Republic for verification. All main client applications are expected to be compliant and installed by year-end 1998 with Republic and ALLTEL performing future date testing during the fourth quarter of 1998 to verify system compliance. Republic's vendors will be able to perform tests with ALLTEL during this time also. Bancshares anticipates that the critical internal systems of Lochaven and Lochaven will be converted to the ALLTEL loan and deposit application systems by December 31, 1998, and that the day-to-day activities of Lochaven and Lochaven will thereafter be fully integrated into Republic.

     In the event that Republic and ALLTEL's efforts are unsuccessful and/or that one or more of Republic's critical internal systems are not year 2000 compliant by December 31, 1999, the following could occur, any of which could have a material adverse impact on the operations of Republic and Bancshares:

     (a) Client service could deteriorate to the point that a substantial number of Republic's clients move their account relationships to another financial institution;

     (b) Bancshares and Republic may be unable to provide the public and the applicable regulatory authorities with timely and accurate financial information; or

     (c) Bancshares and Republic may be unable to fulfill on a timely basis their various contractual obligations.

Republic expects to formulate a contingency plan by September 30, 1998 for the remote possibility that ALLTEL will not be year 2000 compliant. Republic will continue its efforts toward year 2000 compliance with a goal of January 1, 1999 for completion of all testing and implementation of compliant systems. Bancshares estimates that the costs associated with replacing non-compliant hardware and software will be approximately $1.4 million, the majority of which will be incurred in the normal course of upgrading Bancshares' computer systems.

COMPETITION

Bancshares competes with various types of financial institutions, including other commercial banks, savings institutions, finance companies, mortgage banking companies, money market funds and credit unions, many of which have substantially greater financial resources than Bancshares and, in some cases, operate with fewer regulatory costs and constraints. Bancshares not only competes with other financial institutions that operate in Florida but, through Flagship, also competes nationwide with a number of finance companies, mortgage banking companies and other financial institutions located throughout the United States. As Bancshares expands its retail banking operations to additional markets in Florida and Georgia and its mortgage banking activities to additional states, it will encounter other larger and well-established financial institutions in those markets. While Bancshares believes that it has been able to compete successfully with larger financial institutions in its current geographic and product markets, there can be no assurance that it will be able to compete effectively in the new markets it is entering.

VOLATILITY OF SHARE PRICE

The market price of the Bancshares Common Stock has and may continue to experience fluctuations that are both related and unrelated to the operating performance of Bancshares. In particular, the price of the Bancshares Common Stock may be affected by general market price movements as well as changes in interest rates. In addition, increases in Bancshares' loan production costs or the inability of Bancshares to complete significant loan sale transactions or securitizations in a particular quarter have had and may in the future have a material adverse impact on Bancshares' results of operations for that quarter and could, therefore, negatively impact the price of the Common Stock.


                   [Balance of page intentionally left blank.]

        COMPARATIVE MARKET PRICES OF BANCSHARES AND LOCHAVEN COMMON STOCK

Bancshares Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market. There is no established public trading market for the Lochaven Common Stock. The shares of Lochaven Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions. The following table sets forth, as of the indicated dates, (i) the last sale price of Bancshares Common Stock, (ii) the sale price in the last known transaction of purchase and sale of Lochaven Common Stock, which occurred on February 28, 1998, and (iii) equivalent per share price (as explained below) of Lochaven Common Stock. The indicated dates of February 9, 1998 and August 31, 1998 represent, respectively, the last trading day immediately preceding public announcement that Bancshares and Lochaven had executed a letter of intent for the combination of the two companies and the latest practical date prior to mailing of this Proxy Statement/Prospectus.

                                                                                                    Equivalent Per
                                           Bancshares                    Lochaven                   Share Price of
                                          Common Stock                 Common Stock              Lochaven Common Stock
Market Price Per Share at:

    February 9, 1998                        $28.625                        $5.00                         $7.95

    August 31, 1998                          $19.50                        $5.00                         $5.41

The equivalent per share price of Lochaven Common Stock at each specified date represents the closing price of a share of Bancshares Common Stock on such date as quoted on the Nasdaq National Market multiplied by the Exchange Ratio of
0.2776. Stockholders are advised to obtain current market quotations for Bancshares Common Stock. No assurance can be given as to the market price of Bancshares Common Stock at or after the Effective Time.


                   [Balance of page intentionally left blank]

                           COMPARATIVE PER SHARE DATA

The following table sets forth certain comparative per share data relating to net income and book value on (i) a historical basis for Bancshares and Lochaven,
(ii) a pro forma combined basis per share of Bancshares Common Stock (taking into effect conversion of each share of Bancshares' noncumulative convertible perpetual preferred stock, $20.00 par value ("Bancshares Preferred Stock") into ten (10) shares of Bancshares Common Stock), giving effect to the Merger, (iii) an equivalent pro forma basis per share of Lochaven Common Stock, giving effect to the Merger, (iv) a pro forma combined basis per share of Bancshares Common Stock, giving effect to the Proposed Mergers, and (v) an equivalent pro forma basis per share of Lochaven Common Stock, giving effect to the Proposed Mergers. The Bancshares and Lochaven pro forma combined information and the Bancshares pro forma Merger equivalent information give effect to the Merger on a pooling of interests basis and an Exchange Ratio of 0.2776 of a share of Bancshares Common Stock for each share of Lochaven Common Stock. See "Description of the Transaction--Accounting Treatment." The Bancshares and Lochaven pro forma combined information and the Bancshares pro forma Merger and Lochaven equivalent information give effect to (i) the Merger as described in the preceding sentence and (ii) Bancshares' other Proposed Merger. Bancshares did not pay dividends during the periods presented. The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.

The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Bancshares and Lochaven, including the respective notes thereto, included elsewhere herein. See "Documents Incorporated by Reference" and "Selected Financial and Other Data of Bancshares and Lochaven."

                                                               Six Months                     Year Ended
                                                             Ended June 30,                   December 31,
                                                            ----------------         ------------------------------
                                                            1998        1997         1997         1996         1995
                                                            ----        ----         ----         ----         ----
                                                               (unaudited)               (unaudited, except for
                                                                                         Bancshares and Lochaven
                                                                                               historical)
NET INCOME PER COMMON SHARE (DILUTED
  BASIS):
Bancshares historical                                      $0.16       $0.47         $1.21       $0.74         $1.10
Lochaven historical                                         0.12       (0.18)        (1.54)      (0.57)            -
Bancshares and Lochaven pro forma combined                  0.16           -          1.05        0.70          1.19
Lochaven pro forma equivalent(1)                            0.04           -          0.29        0.19          0.33
Bancshares, Lochaven and proposed merger                    0.16           -          1.02        0.53          0.94
  pro forma combined(2)
Lochaven pro forma equivalent(1)                            0.04           -          0.28        0.15          0.26

BOOK VALUE PER COMMON SHARE:
Bancshares historical                                      16.26       10.79         12.27       10.32          9.65
Lochaven historical                                         4.65        5.90          4.53        6.08          6.65
Bancshares and Lochaven pro forma combined                 16.27           -             -           -             -
Lochaven pro forma equivalent(1)                            4.52           -             -           -             -
Bancshares, Lochaven and proposed merger                   16.13           -             -           -             -
  pro forma combined(2)
Lochaven pro forma equivalent                               4.48           -             -           -             -

------------------------
(1) Represents pro forma combined information multiplied by the assumed Exchange Ratio of 0.2776 of a share of Bancshares Common Stock for each share of Lochaven Common Stock.

(2) Represents the combined results of Bancshares and Lochaven, as if all such acquisitions were consummated on January 1, 1997.

          SELECTED FINANCIAL AND OTHER DATA OF BANCSHARES AND LOCHAVEN

The following tables present certain selected historical financial information for Bancshares and Lochaven. The data should be read in conjunction with the historical financial statements, related notes and other financial information concerning Bancshares and Lochaven incorporated by reference or included herein. Interim unaudited data of Bancshares and Lochaven for the three months and six months ended June 30, 1998 and 1997 reflect, in the opinion of the respective managements of Bancshares and Lochaven, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the three months and six months ended June 30, 1998 are not necessarily indicative of results that may be expected for any other interim period or for the year as a whole. See "Documents Incorporated by Reference."

Selected consolidated operating data, per share data, balance sheet data and selected financial ratios for Bancshares as of and for each of the years ended December 31, 1997, 1996, 1995 and 1994, the seven-month period ended December 31, 1993, and the five-month period ended May 31, 1993, were derived from the consolidated financial statements which have been audited by Arthur Andersen LLP, independent certified public accountants. The selected consolidated operating data, per share data, balance sheet data, selected financial ratios and other data for Bancshares as of and for the three- and six-month periods ended June 30, 1998 and 1997, were derived from unaudited consolidated financial statements. Financial data for those interim periods include all adjustments, consisting of normal accruals, that Bancshares' management considers necessary for a fair presentation of financial condition and results of operations for such interim periods. In light of the significant mark-to-market adjustments and other adjusting entries to Bancshares' financial statements that were made following the Change in Control on May 28, 1993, management of Bancshares believes that the usefulness of comparisons between (i) the financial statements and the financial data derived therefrom as of the dates and for the periods prior to June 1, 1993, and (ii) the financial statements and the financial data derived therefrom as of the dates and for the periods since June 1, 1993, may be limited. In addition, since (i) Republic's initial public offering and (ii) the CrossLand Purchase and Assumption in December 1993, Bancshares has operated in a significantly different manner from that which it had previously operated. Accordingly, the financial results for periods prior to the CrossLand Purchase and Assumption differ significantly from periods since then.

Selected operating data, per share data and balance sheet data for Lochaven as of and for each of the years ended December 31, 1997, 1996, 1995, 1994 and 1993, were derived from the financial statements that have been audited by Hacker, Johnson, Cohen and Grieb PA, independent auditors. The selected consolidated operating data, per share data, balance sheet data, selected financial ratios and other data for Lochaven as of and for the three- and six-month periods ended June 30, 1998 and 1997, were derived from unaudited consolidated financial statements. Financial data for those interim periods include all adjustments, consisting of normal accruals, that Lochaven's management considers necessary for a fair presentation of financial condition and results of operations for such interim periods.

The following information should be read in conjunction with "Recent Developments," "Certain Information Concerning Lochaven--Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes and other financial information included elsewhere herein by Bancshares and Lochaven.

                SELECTED HISTORICAL FINANCIAL DATA OF BANCSHARES
                   SELECTED FINANCIAL AND OTHER DATA - TABLE 1
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     Three Months Ended               Six Months Ended
                                                                          June 30,                        June 30,
                                                                 ---------------------------     ---------------------------
                                                                    1998            1997            1998            1997
                                                                 -----------     -----------     -----------     -----------
                                                                         (unaudited)                      (unaudited)
                                                                             (Dollars in thousands, except per share data)
OPERATING DATA:
Interest income                                                  $    38,115     $    25,344     $    71,893     $    49,221
Interest expense                                                      19,857          12,822          36,972          24,863
                                                                 -----------     -----------     -----------     -----------
Net interest income                                                   18,258          12,522          34,921          24,258
Loan loss provision                                                    1,032             501           1,525           1,639
                                                                 -----------     -----------     -----------     -----------
Net interest income after loan loss provision                         17,226          12,021          33,396          22,619
Other noninterest income                                              11,218           2,749          23,747           6,453
General and administrative (G&A) expense                              29,896          12,224          52,828          22,707
Other noninterest expense                                                589             303             690             617
                                                                 -----------     -----------     -----------     -----------
Net income (loss) before income taxes & minority interest             (2,041)          2,241           3,625           5,748
Income tax (provision) benefit                                           800            (863)         (1,375)         (2,178)
Minority interest in income from subsidiary trust                       (422)              -            (842)              -
Minority interest in FFO                                                   -            (227)              -            (415)
                                                                 -----------     -----------     -----------     -----------
        Net income (loss)                                        $    (1,663)    $     1,151     $     1,408     $     3,155
                                                                 ===========     ===========     ===========     ===========
PER SHARE DATA:
Earnings per share - diluted                                     $     (0.23)    $      0.17     $      0.16     $      0.47
                                                                 ===========     ===========     ===========     ===========
Weighted average shares outstanding - diluted                      8,522,623       7,017,181       8,712,367       7,002,356
                                                                 ===========     ===========     ===========     ===========
Earnings per share - basic                                       $     (0.26)    $      0.20     $      0.18     $      0.54
                                                                 ===========     ===========     ===========     ===========
Weighted average shares outstanding - basic                        8,522,623       5,852,861       7,786,911       5,853,633
                                                                 ===========     ===========     ===========     ===========
BALANCE SHEET DATA (AT PERIOD-END):
Total assets                                                     $ 2,155,025     $ 1,321,573     $ 2,155,025     $ 1,321,573
Investment & mortgage backed securities                              109,760         140,899         109,760         140,899
Loans held for sale                                                  410,113          72,487         410,113          72,487
Portfolio loans, net of unearned income                            1,374,797         995,864       1,374,797         995,864
Allowance for loan losses                                             20,296          19,328          20,296          19,328
Goodwill & premium on deposits                                        28,765             397          28,765             397
Deposits                                                           1,741,377       1,165,042       1,741,377       1,165,042
Stockholders' equity                                                 170,341          71,254         170,341          71,254
Book value per share                                                   16.26           10.79           16.26           10.79
SELECTED FINANCIAL RATIOS:
Return on average assets                                               (0.35)%          0.35%           0.16%           0.50%
Return on average equity                                               (5.29)           6.33            2.61            8.99
Equity to assets                                                        7.90            5.39            7.90            5.39
Equity and minority interest in preferred subsidiary to assets          9.24               -            9.24               -
Portfolio loans/deposit ratio                                          78.95           85.48           78.95           85.48
Net interest spread                                                     3.85            3.52            3.85            3.52
Net interest margin                                                     4.14            4.10            4.18            4.10
G&A expenses to average assets(1)                                       3.16            3.29            3.11            3.17
G&A efficiency ratio(1)                                                71.07           73.79           67.30           69.30
Nonperforming loans to portfolio loans                                  2.13            1.99            2.13            1.99
Nonperforming assets to total assets                                    1.79            2.08            1.79            2.08
Loan loss allowance to portfolio loans(2)                               1.48            1.94            1.48            1.94
Loan loss allowance to nonperforming loans(2)
    Originated portfolio                                               90.92           90.96           90.92           90.96
    July 1997 bulk purchase of loans                                   27.64               -           27.64               -
    March 1995 bulk purchase of loans                                 263.80          441.82          263.80          441.82
    CrossLand loan portfolio                                          409.57          106.60          409.57          106.60
    Other purchased loan portfolios                                    17.82           46.67           17.82           46.67
        Total                                                          69.19           97.32           69.19           97.32
OTHER DATA (AT PERIOD-END):
Number of branch banking offices                                          53              45              53              45
Number of full-time equivalent employees                               1,439             856           1,439             856

(1)   Commercial banking segment only.
(2) See "Note 6 - Allowance for Loan Losses" for a discussion of the allocation and availability of loan loss allowance amount portfolio of loans within Republic.

                SELECTED HISTORICAL FINANCIAL DATA OF BANCSHARES
                   SELECTED FINANCIAL AND OTHER DATA - TABLE 2

                                                                                   Year Ended December 31,
                                                                 -----------------------------------------------------------
                                                                    1997            1996            1995            1994
                                                                 -----------     -----------     -----------     -----------
                                                                          (Dollars in thousands, except per share data)
OPERATING DATA:
Interest income                                                  $   108,457     $    88,944     $    77,593     $    53,997
Interest expense                                                      54,923          44,949          40,112          24,423
                                                                 -----------     -----------     -----------     -----------
Net interest income                                                   53,534          43,995          37,481          29,574
Loan loss provision                                                    2,628           2,582           2,162             172
                                                                 -----------     -----------     -----------     -----------
Net interest income after loan loss provision                         50,906          41,413          35,319          29,402
Other noninterest income                                              25,031           6,745           5,353           5,099
Gain on sale of ORE held for investment                                    -           1,207               -               -
General and administrative (G&A) expense                              57,484          36,829          30,963          23,678
Merger expenses                                                        1,144               -               -               -
SAIF special assessment                                                    -           4,005               -               -
Provision for losses on ORE                                              530             111               -               -
Other noninterest expense                                                273            (490)            902           4,216
Amortization of goodwill & premium on deposits                           464             491             450           1,269
                                                                 -----------     -----------     -----------     -----------
Net income before income taxes, negative goodwill                     16,042           8,419           8,357           5,338
  accretion & minority interest
Accretion of negative goodwill                                             -               -           1,578           2,705
                                                                 -----------     -----------     -----------     -----------
Net income before income taxes & minority interest                    16,042           8,419           9,935           8,043
Income tax (expense) benefit                                          (6,096)         (3,035)         (2,516)           (702)
Minority interest in income from subsidiary trust                       (701)              -               -               -
Minority interest in FFO Financial, Inc.                                (674)           (505)           (503)           (131)
                                                                 -----------     -----------     -----------     -----------
        Net income                                               $     8,571     $     4,879     $     6,916     $     7,210
                                                                 ===========     ===========     ===========     ===========
Earnings per share - diluted                                     $      1.21     $      0.74     $      1.10     $      1.28
                                                                 ===========     ===========     ===========     ===========
Weighted average shares outstanding - diluted                      7,301,499       6,626,604       6,261,368       5,632,437
                                                                 ===========     ===========     ===========     ===========
Earnings per share - basic                                       $      1.40     $      0.83     $      1.26     $      1.48
                                                                 ===========     ===========     ===========     ===========
Weighted average shares outstanding - basic                        6,128,014       5,857,174       5,491,250       4,868,211
                                                                 ===========     ===========     ===========     ===========
BALANCE SHEET DATA (AT PERIOD-END):
Total assets                                                     $ 1,552,405     $ 1,224,357     $ 1,103,480     $   879,873
Investment & mortgage backed securities                              108,593         161,357         155,345         101,028
Loans held for sale                                                  151,404          46,593          27,476           7,930
Loans held in portfolio, net of unearned income                    1,149,731         920,782         831,033         680,604
Allowance for loan losses                                             20,776          18,747          20,048          15,272
Goodwill & premium on deposits                                         4,855             527           1,017             820
Deposits                                                           1,361,312       1,114,907         992,041         794,717
Stockholders' equity                                                  95,531          68,178          63,833          47,618
Book value per share                                                   12.27           10.32            9.65            8.16
SELECTED FINANCIAL RATIOS:
Return on average assets                                                0.63%           0.43%           0.68%           0.90%
Return on average equity                                               11.44            7.41           12.62           16.73
Equity to assets                                                        6.15            5.57            5.78            5.41
Equity and minority interest in preferred subsidiary                    8.01            5.57            5.78            5.41
Net interest spread                                                     3.71            3.63            3.65            3.87
Net interest margin                                                     4.18            4.02            3.95            4.06
G&A expenses to average assets                                          4.26            3.21            3.06            2.95
G&A efficiency ratio                                                   73.17           72.58           72.29           68.29
Loan/deposit ratio                                                     84.46           82.59           83.77           85.64
Nonperforming loans to loans                                            2.36            2.12            2.18            2.44
Nonperforming assets to total assets                                    2.20            2.27            2.78            3.96
Loan loss allowance to loans                                            1.81            2.04            2.40            2.24
Loan loss allowance to nonperforming loans
    Originated portfolio                                               93.66           73.15          106.51          177.30
    March 1995 bulk purchase of loans                                 373.91          488.78          647.83             N/A
    CrossLand loan portfolio                                          421.88          126.12           41.77           23.73
    Other purchased loan portfolios                                    22.28           89.80           41.84           82.99
    Total portfolio loans                                              76.51           96.03          110.73           91.98
OTHER DATA (AT PERIOD-END):
Number of branch banking offices                                          45              43              43              31
Number of full-time equivalent employees                               1,045             795             573              45

                SELECTED HISTORICAL FINANCIAL DATA OF BANCSHARES
                   SELECTED FINANCIAL AND OTHER DATA - TABLE 3

                                                    Seven Months Ended   Five Months Ended
                                                    December 31, 1993      May 31, 1993
                                                    ------------------   -----------------
                                               (Dollars in thousands, except per share data)
OPERATING DATA:
Interest income                                        $    11,885          $     4,848
Interest expense                                             5,120                1,970
                                                       -----------          -----------
Net interest income                                          6,765                2,878
Loan loss provision                                          3,222                  379
                                                       -----------          -----------
Net interest income after loan loss provision                3,543                2,499
Other noninterest income                                     1,677                  743
General and administrative (G&A) expense                     6,481                2,699
Provision for losses on ORE                                      -                1,214
Other noninterest expense                                      331                  443
                                                       -----------          -----------
Net income before income taxes, negative                    (1,592)              (1,114)
  goodwill accretion & minority interest
Accretion of negative goodwill                               1,578                    -
Net income before income taxes & minority                      (14)              (1,114)
  interest
Income tax (expense) benefit                                 2,844                    -
Minority interest in FFO Financial, Inc.                      (197)                   -
                                                       -----------          -----------
        Net income                                     $     2,633          $    (1,114)
                                                       ===========          ===========
Earnings per share - diluted                           $      1.01          $     (1.00)
                                                       ===========          ===========
Weighted average shares outstanding - diluted            2,594,923            1,117,192
                                                       ===========          ===========
Earnings per share - basic                             $      1.10          $     (1.11)
                                                       ===========          ===========
Weighted average shares outstanding - basic              2,398,066            1,002,794
                                                       ===========          ===========
BALANCE SHEET DATA (AT PERIOD-END):
Total assets                                           $   780,711          $   168,741
Investment & mortgage backed securities                     74,042               27,433
Loans held for sale                                         11,346                    -
Loans held in portfolio, net of unearned income            479,600              111,292
Allowance for loan losses                                   15,872                1,866
Goodwill & premium on deposits                             705,584              153,660
Deposits                                                     4,283                5,861
Stockholders' equity                                        34,003                8,058
Book value per share                                          6.11                  N/A
SELECTED FINANCIAL RATIOS:
Return on average assets                                      0.97%               (1.61)%
Return on average equity                                     36.97               (21.75)
Equity to assets                                              4.36                 4.78
Equity and minority interest in preferred                     3.88                 4.21
  subsidiary
Net interest spread                                           4.30                 4.66
Net interest margin                                           2.38                 6.28
G&A expenses to average assets                               76.77                74.54
G&A efficiency ratio                                         67.97                72.43
Loan/deposit ratio                                            4.03                 2.27
Nonperforming loans to loans                                  5.66                 5.89
Nonperforming assets to total assets                          3.31                 1.68
Loan loss allowance to loans
Loan loss allowance to nonperforming loans
    Originated portfolio                                    129.06                73.03
    CrossLand portfolio                                      39.88                  N/A
    Total portfolio loans                                    82.20                73.03
OTHER DATA (AT PERIOD-END):
Number of branch banking offices                                29                    7
Number of full-time equivalent employees                       373                   96

                 SELECTED HISTORICAL FINANCIAL DATA OF LOCHAVEN
                   SELECTED FINANCIAL AND OTHER DATA - TABLE 4

                                                          Three Months Ended           Six Months Ended
                                                                June 30,                    June 30,
                                                         ----------------------      ----------------------
                                                           1998         1997           1998         1997
                                                         --------     ---------      --------     ---------
                                                              (unaudited)                 (unaudited)
                                                           (Dollars in thousands, except per share data)
OPERATING DATA:
Interest income                                          $  1,151     $   1,190      $  2,291     $   2,474
Interest expense                                              657           664         1,287         1,336
                                                         --------     ---------      --------     ---------
        Net interest income                                   494           526         1,004         1,138
Loan loss provision                                            25            15            49            37
                                                         --------     ---------      --------     ---------
        Net interest income after loan loss provision         469           511           955         1,101
Total noninterest income                                    1,339           996         2,442         2,233
Total noninterest expenses                                  1,641         1,737         3,284         3,507
                                                         --------     ---------      --------     ---------
        Net income (loss) before income taxes                 167          (230)          113          (173)
Income tax provision (credit)                                  63           (88)           43           (66)
                                                         --------     ---------      --------     ---------
        Net income (loss)                                $    104     $    (142)     $     70     $    (107)
                                                         ========     =========      ========     =========

PER SHARE DATA:
 Earnings (loss) per share                               $   0.17     $   (0.23)     $   0.12     $   (0.18)
                                                         ========     =========      ========     =========
 Weighted average shares outstanding                      609,094       609,094       609,094       609,094
                                                         ========     =========      ========     =========

BALANCE SHEET DATA (AT PERIOD-END):
 Total assets                                            $ 59,618     $  60,172      $ 59,618     $  60,172
 Loans, net of unearned income                             53,131        43,496        53,131        43,496
 Allowance for loan losses                                    791           608           791           608
 Deposits                                                  50,576        56,797        50,576        56,797
 Stockholders' equity                                       2,831         3,594         2,831         3,594
 Book value per share                                        4.65          5.90          4.65          5.90

SELECTED FINANCIAL RATIOS:
 Return on average assets                                    0.71%        (0.85)%        0.24%        (0.32)%
 Return on average equity                                   14.60        (15.89)         5.01         (5.87)
 Net interest spread                                         3.39          3.54          3.49          3.66
 Net interest margin                                         3.62          3.68          3.71          3.84
 Noninterest expenses to average assets                     11.15         10.38         11.18         10.51
 Efficiency ratio                                           89.47        114.13         95.30        104.03
 Non-accrual loans to loans                                  2.76          6.26          2.76          6.26
 Nonperforming assets to total assets                        3.53          5.14          3.53          5.14
 Loan loss allowance to loans                                1.49          1.45          1.49          1.40
 Loan loss allowance to non-performing loans                53.96%        22.41%        53.96%        22.41%

OTHER DATA (AT PERIOD-END):
 Number of full service offices                                 1             1             1             1
 Number of full-time equivalent employees                      64            84            64            84

                 SELECTED HISTORICAL FINANCIAL DATA OF LOCHAVEN
                   SELECTED FINANCIAL AND OTHER DATA - TABLE 5


                                                                  Years Ended December 31,
                                               -----------------------------------------------------------------
                                                  1997         1996          1995          1994           1993
                                               ---------     ---------     ---------     ---------     ---------
                                                        (Dollars in thousands, except per share data)
OPERATING DATA:
Interest income                                $   4,654     $   5,831     $   6,164     $   7,391     $   6,896
Interest expense                                   2,652         3,369         3,403         3,897         3,874
                                               ---------     ---------     ---------     ---------     ---------
        Net interest income                        2,002         2,462         2,761         3,494         3,022
Loan loss provision                                  518            45           141           367           721
                                               ---------     ---------     ---------     ---------     ---------
        Net interest income after loan loss        1,484         2,417         2,620         3,127         2,301
          provision
Total noninterest income                           3,394         3,018         3,341         3,109         6,859
Total noninterest expenses                         5,749         5,587         5,958         8,721         7,396
                                               ---------     ---------     ---------     ---------     ---------
       Net (loss) income before income taxes        (871)         (557)            3        (2,485)        1,764
Income tax provision (credit)                         69          (209)            1          (938)          670
                                               ---------     ---------     ---------     ---------     ---------
       Net (loss) income                       $    (940)    $    (348)    $       2     $  (1,547)    $   1,094
                                               =========     =========     =========     =========     =========

PER SHARE DATA:
(Loss) earnings per share                      $   (1.54)    $   (0.57)    $       -     $   (2.54)    $    1.80
                                               =========     =========     =========     =========     =========
Weighted average shares outstanding              609,094       609,094       609,094       609,094       609,094
                                               =========     =========     =========     =========     =========

BALANCE SHEET DATA (AT PERIOD-END):
Total assets                                   $  59,366     $  75,149     $  75,357     $  75,605     $ 122,911
Loans, net of unearned income                     50,503        57,951        65,215        63,243       109,566
Allowance for loan losses                           (871)         (699)         (766)         (861)       (1,150)
Deposits                                          54,351        66,020        67,278        64,751        83,636
Borrowed funds                                         -             -             -             -        23,997
Stockholders' equity                               2,762         3,701         4,049         4,047         5,594
Book value per share                                4.53          6.08          6.65          6.64          9.18

SELECTED FINANCIAL RATIOS:
Return on average assets                           (1.47)%        (.46)%           -%        (1.67)%        1.05%
Return on average equity                          (29.08)        (8.98)         0.05        (32.09)        21.72
Net interest spread                                 3.55          3.54          3.83          4.16          3.49
Net interest margin                                 3.50          3.58          4.13          4.19          3.31
Noninterest expenses to average assets              8.98          7.87          8.16          9.39          7.09
Efficiency ratio                                  106.52        109.34         97.64        132.06         74.85
Non-accrual loans to loans                          4.95          3.23          2.04          3.94          2.22
Nonperforming assets to total assets                4.94          3.10          2.77          3.51          2.82
Loan loss allowance to loans                        1.72          1.20          1.17          1.36          1.03
Loan loss allowance to non-performing loans        34.85%        37.24%        57.64%        34.50%        46.28%

OTHER DATA (AT PERIOD-END):
Number of full service offices                         1             1             1             1             1
Number of full-time equivalent employees              87            99            92           114           224

                  THE SPECIAL MEETING OF LOCHAVEN STOCKHOLDERS

GENERAL

This Proxy Statement/Prospectus is being furnished to the holders of Lochaven Common Stock in connection with the solicitation by the Board of Directors of proxies for use at the Special Meeting, at which Lochaven stockholders will be asked to vote upon a proposal to approve the Agreement and the Merger contemplated thereby. The Special Meeting for Lochaven will be held at __________ local time, on _________, 1998, at _________.

Stockholders of Lochaven are requested to promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid, addressed envelope. A Lochaven stockholder's failure to return a properly executed proxy card or to vote at the Special Meeting will have the same effect as a vote against the Agreement.

Any stockholder of Lochaven who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting a signed proxy card bearing a later date, provided that such notice or proxy card is actually received at or before the stockholders' Special Meeting. Any notice of revocation should be sent to the President and Chief Executive Officer of Lochaven. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is filed with the Secretary. The shares of Lochaven Common Stock represented by properly executed proxies received at or prior to the Special Meeting unless subsequently revoked will be voted as directed in such proxies.

IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING.

As of the date of this Proxy Statement/Prospectus, Lochaven is unaware of any other matter to be presented at either Special Meeting.

Solicitation of proxies will be made by mail but also may be made by telephone or telegram or in person by the directors, officers and employees of Lochaven, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

LOCHAVEN STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

RECORD DATE; VOTE REQUIRED

Lochaven's Board of Directors have established the close of business on ______, 1998, as the Record Date for determining stockholders entitled to notice of and to vote at the Special Meeting. Only Lochaven stockholders of record as of the Record Date will be entitled to vote at the Special Meeting. The affirmative votes by holders of two-thirds of the issued and outstanding shares of Lochaven are required in order to approve the Agreement. Therefore, in the case of Lochaven, an abstention or failure by an Lochaven stockholder to return a properly executed proxy card will have the same effect as a vote against the Agreement, as will a broker submitting a proxy card without exercising discretionary voting authority with respect to the Agreement. As of the Record Date, there were approximately _______ holders of _______ shares of Lochaven Common Stock, with each share entitled to one vote at the Special Meeting.

The presence, in person or by proxy, of holders of Lochaven Common Stock, in the case of the Special Meeting, representing a majority of the outstanding votes are necessary to constitute a quorum of the stockholders required to take action at such special meeting. For these purposes, shares of Lochaven Common Stock that are present, or represented by proxy, at the Special Meeting, will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to the Agreement.

The directors and executive officers of Lochaven and their affiliates beneficially owned, as of the Record Date, 271,104 shares (or approximately 42.0% of the outstanding shares) of Lochaven Common Stock. The directors and executive officers of Bancshares and their affiliates did not beneficially own, as of the Record Date, any shares of Lochaven Common Stock. As of that date, no subsidiary of either Lochaven or Bancshares held any shares of Lochaven Common Stock in a fiduciary capacity for others. The members of the Board of Directors of Lochaven (who in the aggregate own approximately 40.0% of the outstanding shares of Lochaven Common Stock) have indicated their intent to vote all of the shares of Lochaven's Common Stock beneficially owned by them in favor of the Agreement.


                   [Balance of page intentionally left blank]

                         DESCRIPTION OF THE TRANSACTION

The following material describes certain aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference, and certain sections of the OTS Regulations relating to rights of dissenting stockholders, which sections are attached as Appendix C to this Proxy Statement/Prospectus and incorporated herein by reference. All Lochaven stockholders are urged to read the Appendices in their entirety.

GENERAL

Each share of Lochaven Common Stock (except for certain shares held by Lochaven or Bancshares, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and excluding shares held by Lochaven's stockholders who perfect their dissenters' rights) issued and outstanding at the Effective Time will cease to be outstanding and will be converted into and exchanged for 0.2776 of a share of Bancshares Common Stock in accordance with the terms of the Agreement, as described below. Each share of Bancshares Common and Preferred Stock outstanding immediately prior to the Effective Time will remain outstanding and unchanged as a result of the Merger. No fractional shares of Bancshares Common Stock will be issued in connection with the Merger.

EXCHANGE RATIO

The Agreement provides for the acquisition of Lochaven by Bancshares pursuant to the Merger of Lochaven with and into Republic. At the Effective Time set forth in the Certificate of Merger relating to the Merger to be filed with the Department, each share of Lochaven Common Stock then issued and outstanding (except for certain shares held by Lochaven or Bancshares, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and excluding shares held by Lochaven's stockholders who perfect their dissenters' rights) will be converted into and exchanged for 0.2776 of a share of Bancshares Common Stock in accordance with the terms of the Agreement.

No fractional shares of Bancshares Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, Bancshares will make a cash payment (without interest) equal to the fractional part of a share of Bancshares Common Stock that the Lochaven stockholder would otherwise have received multiplied by the "Market Value" of a share of Bancshares Common Stock. The Market Value of one share of Bancshares Common Stock at the Effective Time shall be determined by calculating the average of the closing prices of Bancshares Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Bancshares) on each of the twenty (20) consecutive trading days ending on the third business day immediately preceding the Effective Time. No Lochaven stockholder will be entitled to dividends, voting rights or any other rights as a stockholder with respect to any fractional share.

TREATMENT OF LOCHAVEN OPTIONS

The Lochaven Options, will cease to be outstanding and will be converted into and exchanged for the right to acquire Bancshares Common Stock on substantially the same terms applicable to the Lochaven Options. The number of options to acquire Bancshares Common Stock to be issued pursuant to the exercise of such options will equal the number of shares of Lochaven Common Stock subject to such options multiplied by the Exchange Ratio of 0.2776, provided that no fractions of options for shares of Bancshares Common Stock will be issued, and the number of shares of Bancshares Common Stock to be issued upon the exercise of the Lochaven Options, if a fractional share exists, will equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction. The exercise price for the acquisition of Bancshares Common Stock will be the exercise price for each share of Lochaven Common Stock subject to such options divided by the Exchange Ratio of 0.2776, adjusted as appropriate for any rounding to whole shares that may be done.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

Over the past several years, Lochaven has incurred losses and realized a decrease in its capital, primarily attributable to the operations of its mortgage business. As a result of these and related issues, the OTS required in 1995 that Lochaven enter into an agreement governing certain aspects of its operations. Among other things, the agreement with the OTS required Lochaven to increase its capital. In November 1996, Robert O. Smedley (President and Chief Executive Officer of Lochaven) met with the principals of a Tennessee mortgage company for an initial discussion as to whether it might be beneficial to explore the merits of a combination of the two organizations through a transaction which would yield more economies of scale for Lochaven's mortgage operations and also provide additional capital to Lochaven. In December 1996, Mr. Smedley advised the chairman of Lochaven and the Lochaven Board at its December meeting, of his discussions with the Tennessee company representatives. The discussions included Lochaven's possible acquisition of the Tennessee company in a transaction whereby shares of Lochaven would be issued in exchange for shares of the Tennessee company. In January 1997, representatives of the Tennessee company met with the Lochaven Board to discuss the opportunity for combining the two institutions and, as a part of that process, recapitalizing Lochaven to increase its capital. Informal discussions continued during January and into February, 1997. At its February 20, 1997 meeting, the Lochaven directors reviewed the status of the discussions with the Tennessee company representatives. The Lochaven Board held a special meeting on February 24, 1997 to further consider the terms of additional information regarding the Tennessee company and the terms of a possible transaction with that organization. Following the meeting, Lochaven issued a draft proposal to the Tennessee company regarding its possible acquisition by Lochaven. Thereafter, the parties held additional discussions, entered into a confidentiality agreement, exchanged information regarding their respective organizations and conducted certain due diligence reviews of the other. At a special meeting of the Board held on March 20, 1997, the Lochaven directors reviewed the status of the meetings with the Tennessee company representatives and decided to continue discussions regarding a possible transaction. The Board discussed the possible transaction further at meetings held on April 7, 1997, April 16, 1997 and May 19, 1997. At the May 19, 1997 meeting, the Lochaven Board approved a proposal for an exchange of Lochaven stock for ownership of the Tennessee company. Additional discussion was held between the parties thereafter with no agreement reached as to an acceptable exchange ratio for a combination transaction.

In June 1997, Mr. Smedley was contacted by principals of a Kentucky financial institution and also another group of investors representing a financial institution interested in opening discussion for a possible acquisition or combination with Lochaven. Thereafter, Lochaven entered into confidentiality agreements with the two groups and provided summary financial information regarding Lochaven and its business. In July and September 1997, representatives of the two institutions met with Lochaven representatives. In October 1997, one of the institutions advised Lochaven that it was not interested in continuing negotiations regarding a possible acquisition of Lochaven.

During the remainder of 1997, Lochaven continued its efforts to increase its capital. In October 1997, Lochaven's chairman instructed Mr. Smedley to contact the principals of the Tennessee company with which Lochaven had prior discussions to determine if the individuals were interested in reopening discussions regarding a possible combination with Lochaven. In addition, in October 1997, Mr. Smedley was contacted by representatives of the Kentucky financial institution, who indicated a renewed interest in discussing an opportunity to acquire Lochaven through an infusion of capital primarily through the issuance of convertible preferred stock by Lochaven. In the latter part of 1997, one of Lochaven's directors also held discussions with an owner of a mortgage company in Central Florida regarding a possible combination of that mortgage company with Lochaven. Lochaven had previously held similar discussions with the owner of this mortgage company in 1996. The discussions in 1996 and 1997 ended without the parties entering into any agreement for a combination or other transaction.

In November 1997, the principals of the Tennessee company presented a new proposal for a combination transaction with Lochaven. The proposal was reviewed by the Lochaven directors at a special meeting held on November 12, 1997. The Board decided to defer taking any action on the proposal at that time until after the Board had an opportunity to further review the proposal and discuss other alternatives that might be available to Lochaven. Also at the November 12, 1997 special meeting, the President of a Central Florida savings and loan association which was in the final phase of a stock offering to increase its capital met with the Lochaven directors to discuss that transaction as a part of the Board's assessment as to whether a similar stock offering should be pursued by Lochaven. Mr. Alan Carruthers of Carruthers & Company (who had served as a financial advisor to the Central Florida savings and loan association) also participated in the discussion. Following the presentation, the Lochaven Board decided to engage Carruthers & Company to perform an evaluation of Lochaven and its strategic alternatives, including ways of increasing its capital. Following the November 12, 1997 special meeting of the Board, Lochaven received a proposal from the Kentucky institution to acquire a controlling interest in Lochaven through a sale of convertible preferred stock by Lochaven to principals of the Kentucky financial institution. At a meeting of the Lochaven Board on November 25, 1997, the directors discussed the prior meeting with Mr. Carruthers, as well as the proposals received from the Tennessee company and the Kentucky financial institution. So as not to bias Mr. Carruthers' analysis, the terms of the proposals received by Lochaven were not conveyed by Lochaven to Mr. Carruthers. The directors requested that representatives of the Tennessee company and the Kentucky financial institution be advised in writing that Lochaven had retained the services of a financial advisor to assess Lochaven and its alternatives and, pending receipt of that report, the Lochaven Board was deferring any action on the proposals received.

At a December 18, 1997 meeting of the Board, Mr. Carruthers presented an analysis of Lochaven and recommended that the Board consider selling Lochaven in lieu of pursuing alternatives for raising capital. Among other things, Mr. Carruthers noted that, given Lochaven's financial performance and results of operations, the share value that Lochaven could anticipate achieving in a stock offering would likely substantially dilute the value and ownership of the current Lochaven stockholders, and may result in a lesser value to Lochaven stockholders than could be obtained in a sale transaction. The directors also discussed the objective of trying to maximize value for Lochaven in any sale transaction by conducting a process which would allow other financial institutions an opportunity to express an interest in acquiring Lochaven. The directors authorized the issuance of letters to the principals of the Tennessee company and the Kentucky financial institution advising them that Lochaven was interested in undertaking a process through a financial advisor which would provide other financial institutions an opportunity to express an interest in acquiring Lochaven. At the December 18, 1997 meeting of the Board, the directors also requested that a second investment banking company be contacted to discuss submitting a proposal to Lochaven (in addition to the proposal received from Carruthers & Company) to represent Lochaven as financial advisor in soliciting indications of interest from other parties. The Board expressed a desire to hire a financial advisor during the first part of January 1998. In December 1997, Lochaven also advised the OTS of the status of its efforts to increase capital and that Lochaven anticipated hiring a financial advisor in the early part of January 1998, with the objective of bringing to the Lochaven Board within the first several months of 1998 an alternative to increase Lochaven's capital.

At a special meeting of the Lochaven directors held on January 7, 1998, the Board received separate presentations from McAllen and another investment banking firm which specializes in the sale and purchase of financial institutions in Florida and the Southeast. Mr. Carruthers (the principal of Carruthers & Company) advised the Lochaven directors that he had become associated with McAllen and that any services he might render to Lochaven would be through McAllen. The Board requested McAllen and the other investment banking firm to submit final engagement proposals to Lochaven. The directors deferred retaining a financial advisor at that time pending receipt of the formal proposals from each of the companies.

On January 9, 1998, the Lochaven directors reviewed the proposals received from McAllen and the other investment banking firm. While not making any final decision whether any transaction involving a sale of Lochaven should be entered into, the Board of Directors authorized Lochaven to retain the service of McAllen in soliciting indications of interest that might warrant serious consideration and potentially result in an agreement to merge or Lochaven otherwise being acquired. Subsequent to this meeting, Lochaven entered into an agreement with McAllen on January 16, 1998. During the following weeks, McAllen, in conjunction with management of Lochaven, completed a confidential memorandum overviewing, among other things, Lochaven's history and financial information. The memorandum was prepared for distribution to select financial institutions to explore more formally their possible interest in acquiring Lochaven. At a January 22, 1998 meeting of the Board, the Lochaven directors reviewed a proposal received from the Central Florida savings and loan association that had previously made a presentation to the Lochaven directors at the meeting held on November 12, 1997, regarding a possible combination transaction with Lochaven. The Board directed that Lochaven's chairman advise the President of the Central Florida savings and loan association that any interest that association might have in a transaction with Lochaven be directed to McAllen as a part of its process to assess indications of interest from other parties. McAllen never received any proposal from the Central Florida savings and loan association.

McAllen contacted over 40 financial institutions during January and February, 1998 regarding their interest in pursuing a possible acquisition of Lochaven. Nineteen of the institutions/groups signed confidentiality agreements and received the confidential memorandum. At meetings held on January 30, 1998 and February 6, 1998, the Lochaven directors discussed the status of McAllen's solicitation process. Representatives of McAllen also participated in the meetings. The Lochaven directors authorized McAllen to continue discussions regarding a possible acquisition of Lochaven. On March 19, 1998, McAllen overviewed for the Lochaven directors proposals received from two Florida financial institutions (including Bancshares), as well as a proposal received from representatives of the Kentucky financial institution and a proposal received from representatives of the Tennessee company. The Board authorized McAllen to continue discussions with these and any other interested parties. The other Florida financial institution subsequently withdrew its proposal during a period when its stock was experiencing a decrease in market value.

At a meeting of the Board held on April 9, 1998, McAllen presented an update of its discussions and also indicated that due diligence had been completed by Bancshares and the Kentucky group. McAllen also reviewed for the directors the results of McAllen's due diligence review of Bancshares and the Kentucky financial institution, whose proposals represented the highest value to Lochaven shareholders. The Board authorized McAllen to continue discussions with Bancshares to finalize terms of a proposed letter of intent, since the Bancshares proposal represented a value higher than the values of the other proposals received. On April 21, 1998, the Board reviewed a letter of intent from Bancshares with McAllen and Lochaven's legal counsel. The Board continued to discuss the Bancshares interest as well as other information relating to Bancshares. The Board authorized Lochaven management to enter into the letter of intent with Bancshares. The letter of intent was signed on April 22, 1998. Following the discussion, the Lochaven Board also directed legal counsel to commence negotiation of a definitive agreement that would be brought back to Lochaven's directors for review and consideration.

During the last week of April and the first week of May 1998, Lochaven and Bancshares representatives negotiated the terms of a definitive agreement. The Agreement was reviewed and approved by the Board of Directors of Lochaven at a meeting on May 6, 1998. At the meeting, legal counsel reviewed generally for Lochaven's directors the fiduciary obligations of directors in sales of financial institutions and commented on the form of definitive agreements and related issues. Also, at the meeting, Mr. Carruthers of McAllen advised the Lochaven Board that McAllen was rendering an opinion that the terms of the Agreement are fair, from a financial point of view, to the Lochaven stockholders. Lochaven's Board then unanimously approved the Agreement and the transactions contemplated thereby. Lochaven's management also was authorized to execute the Agreement which was signed by Bancshares and Lochaven effective May 6, 1998.

Bancshares' Reasons for the Merger

The Bancshares Board of Directors has approved the Agreement and determined that the Merger is in the best interests of Bancshares and its stockholders. In approving the Agreement, Bancshares' Board considered a number of factors. Without assigning any relative or specific weights to the factors, Bancshares' Board considered the following material factors:

   (a) The information presented to Bancshares' Board by its executive officers concerning the business, operations, earnings and financial condition, including the capital levels and asset quality, of Lochaven on an historical, prospective and pro forma basis and in comparison to other financial institutions in the area;

   (b) The demographic, economic and financial characteristics of the markets in which Lochaven operates, including existing competition, history of the market areas with respect to financial institutions and average demand for credit, on an historical and prospective basis;

   (c) The results of Bancshares' due diligence review of Lochaven;

   (d) A variety of factors affecting and relating to the overall strategic focus of Bancshares, including Bancshares' desire to increase its presence in the central Florida market; and

   (e) The legal advice of Bancshares' counsel.

Based upon the consideration of the foregoing factors, the Board of Directors of Bancshares concluded that the Merger is in the best interest of Bancshares' stockholders.

Lochaven's Reasons for the Merger

Lochaven's Board of Directors believes that the Merger is in the best interests of Lochaven and its stockholders. The Board of Directors of Lochaven considered a number of factors in deciding to approve and recommend the terms of the Agreement to Lochaven stockholders, including the terms of the proposed transaction; the financial condition, results of operations, and future prospects of Lochaven; the value of the consideration to be received by Lochaven stockholders relative to the book value and earnings per share of Lochaven Common Stock; the competitive and regulatory environment for financial institutions generally; the fact that the Merger will enable Lochaven stockholders to exchange their shares of Lochaven Common Stock (for which there is no established public trading market) for shares of common stock of a larger and more diversified entity, the stock of which is more widely held and more actively traded; the likelihood of receiving the requisite regulatory approval; that it is expected that the Merger will be a tax-free transaction (except in respect of cash received for Lochaven Common Stock) for federal income tax purposes; and other information. The Board of Directors also took into account an opinion received from McAllen that the terms of the Agreement are fair, from a financial point of view, to the stockholders of Lochaven. See "AOpinion of Lochaven's Financial Advisor." The foregoing discussion of the information and factors considered by the Lochaven Board of Directors is not intended to be exhaustive of the factors considered by the Board of Directors. The Lochaven Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

THE LOCHAVEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LOCHAVEN STOCKHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

OPINION OF LOCHAVEN'S FINANCIAL ADVISOR

Lochaven retained McAllen to advise the Lochaven Board of Directors as to its "fair" sale value and the fairness to its stockholders of the financial terms of the Bancshares offer to acquire Lochaven. McAllen is regularly engaged in the valuation of banks, bank holding companies, and thrifts in connection with mergers, acquisitions, and other securities transactions; and has knowledge of, and experience with, the Southeastern banking markets and banking organizations operating in those markets. McAllen was selected by Lochaven because of its knowledge of, expertise with, and reputation in the financial services industry.

In such capacity, McAllen reviewed the Agreement with respect to the pricing and other terms and conditions of the Merger, but the decision as to accepting the offer was ultimately made by the Board of Directors of Lochaven. McAllen rendered its written and oral opinion to the Lochaven Board of Directors that, as of May 6,

1998, the terms of the Agreement were fair, from a financial point of view, to Lochaven stockholders. McAllen also provided an updated opinion that as of September __, 1998, the terms of the Agreement were fair, from a financial point of view, to Lochaven stockholders. No limitations were imposed by the Lochaven Board of Directors upon McAllen with respect to the investigation made or procedures followed by it in arriving at its opinions.

In reaching its original opinion, McAllen analyzed the respective financial positions, both current and historical, of Bancshares and Lochaven. McAllen reviewed: (1) the Agreement; (2) the annual reports to stockholders of Bancshares, including audited financial statements for the five years ended December 31, 1997; (3) audited financial statements of Lochaven for the five years ended December 31, 1997; (4) the unaudited interim financial statements of Bancshares for the two months ended February 28, 1998; (5) the unaudited interim financial statements of Lochaven for the two months ended February 28, 1998; and
(6) certain financial and operating information with respect to the business, operations and prospects for Bancshares and Lochaven. McAllen also: (1) held discussions with members of the senior management of Bancshares and Lochaven regarding historical and current business operations, financial condition and future prospects of their respective companies; (2) reviewed the historical market prices and trading activity for the common stocks of Bancshares and Lochaven and compared them with those of certain publicly traded companies which McAllen deemed to be relevant; (3) compared the results of operations of Bancshares and Lochaven with those of certain banking companies which McAllen deemed to be relevant; (4) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other business combinations of thrift institutions; (5) analyzed the pro forma financial impact of the Merger on Bancshares; and (6) conducted such other studies, analyses, inquiries and examinations as McAllen deemed appropriate, including, but not limited to, the impact of Bancshares' then prospective public offering of Common Stock.

In reaching its updated opinion, McAllen analyzed the respective financial positions, both current and historical, of Bancshares and Lochaven. McAllen reviewed: (1) the Registration Statement; (2) the unaudited interim financial statements of Bancshares for the quarters ended March 31, 1998 and June 30, 1998; (3) the unaudited interim financial statements of Lochaven for the periods ended March 31, 1998, June 30, 1998 and July 31, 1998; and (4) certain financial and operating information with respect to the business, operations and prospects for Bancshares and Lochaven. McAllen also: (1) held discussions with members of the senior management of Lochaven regarding historical and current business operations, financial condition and future prospects of Lochaven; (2) reviewed the historical market prices and trading activity for the Bancshares Common Stock as compared with those of certain publicly traded companies which McAllen deemed to be relevant; (3) compared the results of operations of Bancshares and Lochaven with those of certain banking companies which McAllen deemed to be relevant; (4) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other business combinations of thrift institutions; (5) analyzed the pro forma financial impact of the Merger on Bancshares; and (6) conducted such other studies, analyses, inquiries and examinations as McAllen deemed appropriate.

McAllen did not obtain any independent appraisal of assets or liabilities of Lochaven or Bancshares or their respective subsidiaries. Further, McAllen did not independently verify the information provided by Lochaven or Bancshares and assumed the accuracy and completeness of all such information.

In arriving at its opinions, McAllen performed a variety of financial analyses. McAllen believes that its analyses must be considered as a whole and that consideration of portions of such analyses and the factors considered therein, without considering all the factors and analyses, could create an incomplete view of the analyses and the process underlying McAllen's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis and summary description.

In its analyses, McAllen made certain assumptions with respect to industry performance, business and economic conditions, and other matters, many of which were beyond Lochaven's or Bancshares's control. Any estimates contained in McAllen's analyses are not necessarily indicative of future results of value, which may be significantly more or less favorable than such estimates. Estimates of the value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

The following is a summary of selected analyses considered by McAllen in connection with its updated opinion letter.

Pro Forma Merger Analyses

McAllen analyzed the changes in the amount of earnings and book value represented by the receipt of about $3.6 million for all of the outstanding shares of Lochaven Common Stock, which will be paid in Bancshares Common Stock based upon such share price as of September __, 1998. The analysis evaluated, among other things, possible dilution in earnings and capital per share for Bancshares Common Stock.

Comparable Companies

The general operations of Lochaven has changed dramatically since the date of the original opinion. Among other things, the vast majority of Lochaven's mortgage production/service personnel have either resigned from Lochaven or been effectively transferred to Bancshares. Given the magnitude and recency of these developments, McAllen could not perform a suitable "comparable" or "market" valuation analysis.

McAllen also compared Bancshares' (a) stock price as of September 8, 1998 equal to 24.0 times earnings , 128% of book value and 156% of tangible book value, (b) leverage capital ratio as June 30, 1998 of 7.55%, (c) nonperforming assets as of June 30, 1998 equal to 1.79% of total assets, (d) return on average assets during the trailing four quarters ended December 31, 1997 of 0.43% and (e) return on average equity during the same period of 7.05%, with the medians for selected banks and bank holding companies that McAllen deemed to be comparable to Bancshares. This comparable included 11 commercial banks that were headquartered in the Middle-Atlantic or Southeastern United States. The selected institutions included: ABC Bancorp, Georgia; Carolina First Corporation, South Carolina; Center Bancorp, New Jersey; Community First Banking, Georgia; FNB Rochester Corp., New York; Fidelity National, Georgia; Patriot Bank, Pennsylvania; Republic Security, Florida; Seacoast Banking, Florida; Vista Bancorp, New Jersey; and Yardville National, New Jersey. The comparable medians were (a) stock price equal to 18.3 times earnings , 158% of book value and 173% of tangible book value, (b) leverage capital of 7.95%, (c) nonperforming assets equal to 0.70% of total assets, (d) return on average assets of 0.88% and (e) return on average equity of 9.70%. McAllen also compared other income, expense, and balance sheet information of such companies with similar information about Bancshares.

Comparable Transaction Analysis

McAllen compared the consideration to be paid in the Merger to the latest twelve months' earnings and equity capital (June 30, 1998) of Lochaven with earnings and capital multiples paid in acquisitions of lower performance Southeastern thrifts from 1989 through the announced transaction. This comparable group included 14 transactions, with the median ratios as follows: total assets of $68 million, return on average assets of 0.05%, nonperforming assets to total assets of 3.17% and tangible capital to total assets of 5.49%. As of June 30, 1998, Lochaven's total assets were $59 million, year-to-date return on average assets was 0.24%, nonperforming assets to total assets was 3.55% and tangible capital to total assets was 4.63%. At the time McAllen made its updated analysis, the consideration to be paid in the Merger was 129% of Lochaven's June 30, 1998 book value. Given the substantial losses incurred by Lochaven during the twelve months ended June 30, 1998, no deal value to earnings multiple is available. This compares to the median multiple of 137% of book value for the comparable group transactions.

Consideration of Recent Events/Extraordinary Items

Since McAllen's original opinion, Bancshares Common Stock has declined 37% to $21.625 as of September 8, 1998. This price decline reflects several possible factors, including a general decline in the stock prices of commercial banks, Bancshares' net losses of $1.7 million for the quarter ended June 30, 1998 and the issuance by Bancshares of approximately $77.9 million in additional Bancshares Common Stock in May 1998.

Concurrently, the vast majority of Lochaven's mortgage production/servicing staff has either resigned or been effectively transferred to Bancshares. Given the recency of these events, the full impact on Lochaven's future financial performance cannot be determined. Furthermore, Lochaven continues to operate under several regulatory restrictions and any opportunities to pursue alternative strategies at the time of the updated opinion appeared remote.

Other Analysis

In addition to performing the analyses summarized above, McAllen also considered the general market for bank and thrift mergers, the historical financial performance of Lochaven and Bancshares, the deposit market shares of both banks, and the general economic conditions and prospects of those banks.

No company or transaction used in the analysis is identical to Lochaven or Bancshares. Accordingly, an analyses of the results of the foregoing is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the company or companies to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses and procedures performed by McAllen in the course of arriving at its opinions. The full text of the opinion of McAllen dated as of September __, 1998, which sets forth assumptions made and matters considered, is attached hereto as Appendix B of this Proxy Statement/Prospectus. Lochaven stockholders are urged to read this opinion in its entirety. McAllen's opinion is directed only to the consideration to be received by Lochaven stockholders in the Merger and does not constitute a recommendation to any Lochaven stockholder as to how such stockholder should vote at the Special Meeting.

EFFECTIVE TIME OF THE MERGER

Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time set forth in the Certificate of Merger to be filed with the Department. Unless otherwise agreed upon by Bancshares and Lochaven, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Time to occur on or before the tenth business day (as designated by Bancshares) following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the Merger (which has already occurred); or (ii) the date on which the stockholders of Lochaven approve the Agreement.

No assurance can be provided that the necessary stockholder approval can be obtained or that other conditions precedent to the Merger can or will be satisfied. Bancshares and Lochaven anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be effected during the fourth quarter of 1998. However, delays in the consummation of the Merger could occur.

The Board of Directors of either Bancshares or Lochaven generally may terminate the Agreement if the Merger is not consummated by December 1, 1998. See "--Conditions to Consummation of the Merger" and "--Waiver, Amendment and Termination of the Agreement."

DISTRIBUTION OF BANCSHARES' STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

Promptly after the Effective Time, Bancshares will cause the Exchange Agent to mail to the former stockholders of Lochaven a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates theretofore representing shares of Lochaven Common Stock for new certificates representing shares of Bancshares Common Stock.

                 LOCHAVEN STOCKHOLDERS SHOULD NOT SEND IN THEIR
               CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF
                          TRANSMITTAL AND INSTRUCTIONS.

Upon surrender to the Exchange Agent of certificates for Lochaven Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of Lochaven Common Stock surrendering such items a certificate or certificates representing the number of shares of Bancshares Common Stock to which such holder is entitled, as well as payment, by check, for any resulting fractional shares of Bancshares Common Stock. The amount of the payment to be received by the holder will equal the product of the fractional share amount multiplied by the Market Value of Bancshares Common Stock. After the Effective Time, to the extent permitted by law, Lochaven stockholders of record as of the Effective Time will be entitled to vote at any meeting of holders of Bancshares Common and Preferred Stock the number of whole shares of Bancshares Common Stock into which their Lochaven Common Stock has been converted, regardless of whether such stockholders have surrendered their Lochaven Common Stock certificates. No dividend or other distribution payable after the Effective Time with respect to Bancshares Common Stock, however, will be paid to the holder of any unsurrendered Lochaven Common Stock certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions will be delivered to such former Lochaven stockholder, in each case without interest.

The stock transfer books of Lochaven shall be closed at the Effective Time. After the Effective Time, there will be no transfers of shares of Lochaven Common Stock on Lochaven's stock transfer books. If certificates representing shares of Lochaven Common Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for the shares of Bancshares Common Stock deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

Consummation of the Merger is subject to a number of conditions, including, but not limited to:

   (a) Approvals from the FDIC, the Federal Reserve and the Department without any conditions or restrictions that would, in the reasonable judgment of Bancshares' Board of Directors, so materially adversely impact the economic or business benefits of the transactions contemplated by the Agreement that had such condition or requirement been known, Bancshares would not, in its reasonable respective judgments, have entered into the Agreement, and the expiration of all applicable waiting and notification periods. All required regulatory approvals for the Merger have been obtained, and all applicable waiting periods have expired.

   (b) The approval of the Agreement by the holders of two-thirds of the outstanding shares of Lochaven Common Stock;

   (c) The absence of any action by any court or governmental authority restraining, prohibiting, restricting or making illegal consummation of the Merger;

   (d) The receipt of a satisfactory opinion of counsel that the Merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code and that the exchange of Lochaven Common Stock for Bancshares Common Stock will not give rise to recognition of gain or loss to Lochaven stockholders, except to the extent of any cash received. Such opinion has already been rendered by counsel to Bancshares; and

   (e) The Registration Statement of which this Proxy Statement/Prospectus is a part shall have become effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the Commission to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws or the Securities Act relating to the issuance or trading of the shares of Bancshares Common Stock issuable pursuant to the Merger shall have been received. The Registration Statement was declared effective by the Commission on ____________ __, 1998.

Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement, including, among others:
(i) the delivery by Bancshares and Lochaven of opinions of their respective counsel and certificates executed by their respective duly authorized officers as to compliance with the Agreement; and (ii) as of the Closing Date, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party.

REGULATORY APPROVALS

As noted above, the Merger required the approval of the FDIC, the Federal Reserve and the Department prior to consummation. On July 3, 1998, the Federal Reserve issued its approval, which is due to expire on October 3, 1998. Bancshares anticipates that it will need to obtain an extension of Federal Reserve's approval in order to consummate the Merger and is in the process of obtaining an additional three-month extension. On July 17, 1998, the Department issued its final order approving the Merger conditional on Lochaven stockholder approval. The Department's approval expires in six months unless an extension of time is requested and granted. Also, on August 17, 1998, the FDIC issued its approval, which expires in six months. Approval by the OTS is not required, but notification of the Merger by Lochaven to the OTS has been provided and the requisite 30-day notification period will expire on October 16, 1998.

Under the FDI Act, the Merger may not be consummated until the 30th day following the date of FDIC approval, which may be shortened to the 15th day by the FDIC, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the FDIC's approval, unless a court specifically orders otherwise. The applicable waiting period for the Merger expired on September 1, 1998.

WAIVER, AMENDMENT AND TERMINATION OF THE AGREEMENT

Prior to the Effective Time, and to the extent permitted by law, any provision of the Agreement generally may be: (i) waived by the party benefitted by the provision; or (ii) amended by a written agreement between Bancshares and Lochaven approved by their respective Boards of Directors; provided, however, after Lochaven stockholder approval of the Agreement, no amendment relating to the manner or basis in which Lochaven Common Stock shall be exchanged for Bancshares Common Stock may be made without the further approval of such stockholders.

The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, either before or after approval by Lochaven stockholders, under the following circumstances:

   (a)  By mutual consent of the Boards of Directors of Bancshares and Lochaven;

   (b) By the Board of Directors of either Bancshares or Lochaven in the event of an inaccuracy of any representation or warranty of the other party contained in the Agreement (provided that the terminating party is not then in breach of any representation or warranty or in material breach of any covenant or other agreement contained in the Agreement) that cannot be or has not been cured within 30 days after the giving of written notice to the other party;

   (c) By the Board of Directors of either Bancshares or Lochaven in the event of a material breach by the other party of any covenant contained in the Agreement that cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach;

   (d) By the Board of Directors of Bancshares or Lochaven in the event (i) any application filed with any regulatory authority required for consummation of the Merger and the other transactions contemplated by the

Agreement is denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of Lochaven fail to vote their approval of the matters submitted for the approval by such stockholders at the Special Meeting where the transactions will be presented to such stockholders for approval and voted upon;

   (e) By the Board of Directors of either Bancshares or Lochaven in the event that the Merger shall not have been consummated by December 1, 1998; provided that such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate; or

   (f) By the Board of Directors of either Bancshares or Lochaven in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in the Agreement; provided that the terminating party is not then in breach of any representation or warranty or in material breach of any covenant or other agreement contained in the Agreement.

If the Agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination will not relieve the parties from the consequences of any uncured willful breach of the Agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

Each of Bancshares and Lochaven has generally agreed, unless the prior consent of the other party is obtained, and except as otherwise contemplated by the Agreement, to operate its business only in the ordinary course, preserve intact in all material respects its business organizations and assets, maintain its rights and franchises, and take no action that would materially adversely affect the ability of either party to perform its covenants and agreements under the Agreement or to obtain any consent or approval required for the consummation of the transactions contemplated by the Agreement. In addition, the Agreement contains certain other restrictions applicable to the conduct of the business of Lochaven and Bancshares prior to consummation of the Merger, as described below.

Lochaven

Lochaven has agreed not to take certain actions relating to the operation of its business pending consummation of the Merger without the prior approval of Bancshares. Those actions generally include, without limitation: (i) amending the Charter or Bylaws or other governing instrument of Lochaven; (ii) becoming responsible for any obligation for borrowed money in excess of an aggregate amount outstanding at any time of $50,000 (except in the ordinary course of business consistent with past practices); (iii) repurchasing, redeeming, acquiring or exchanging, directly or indirectly, any shares or any securities convertible into shares of its capital stock (other than exchanges in the ordinary course under employee benefits plans) or declaring or paying any dividend or making any other distribution in respect of its capital stock; (iv) except pursuant to the exercise of outstanding options to purchase Lochaven Common Stock, issuing or selling any additional shares of any Lochaven capital stock, any rights to acquire any such stock or any security convertible into such stock; (v) adjusting, splitting, combining or reclassifying any of its capital stock; (vi) except for U.S. Treasury or federal agency securities or Freddie Mac, Fannie Mae, Ginnie Mae or other investment-grade securities, purchasing any securities of or making any material investment in any entity other than a wholly-owned subsidiary or otherwise acquiring control over any other entity; (vii) except in accordance with past practice or as previously approved by the Board of Directors of Lochaven, granting any increase in compensation or benefits to employees, officers or directors, paying any severance pay or bonus (except pursuant to any existing written policies or contracts), entering into or amending any severance agreements with officers (except as provided by the Agreement), or voluntarily accelerating the vesting of any employee benefits; (viii) granting any increase in fees or other increases in compensation or other benefits to the directors of Lochaven except in accordance with past practice; (ix) entering into or amending (except for any amendment required by law) any employment contract that it does not have the unconditional right to terminate without liability (other than liability for services already rendered); (x) adopting any new employee benefit plan or program or materially changing any existing plan or program (except for any change required by law or advisable to maintain the tax qualified status of any such plan); (xi) making any significant change in tax or accounting methods or systems of internal accounting controls (except in conformity to changes in tax laws or generally accepted accounting principles); (xii) commencing any litigation (except in accordance with past practices), or settling any litigation for material money damages or restrictions upon the operations of Lochaven; or (xiii) modifying or terminating any material contract.

The Agreement also provides that neither Lochaven nor any of its affiliates or representatives may directly or indirectly solicit any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving, Lochaven, or a substantial portion of its assets (an "Acquisition Proposal"). Except to the extent necessary to comply with their fiduciary duties as advised by counsel, neither Lochaven nor any affiliate or representative may furnish any non-public information that it is not legally obligated to furnish, or negotiate with respect to, or enter into any contract with respect to, any Acquisition Proposal, but Lochaven may communicate information about such Acquisition Proposal to its stockholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. Lochaven is required to promptly notify Bancshares in the event that it receives any inquiry or proposal relating to any such transaction. Lochaven is required pursuant to the Agreement to use its reasonable efforts to cause all of its representatives not to engage in any of the foregoing activities.

Bancshares

Bancshares has agreed (a) to continue to conduct its business in a manner designed to enhance the long-term value of the Bancshares Common Stock and the business prospects of Bancshares and (b) to take no action that would adversely affect the ability of either Bancshares or Lochaven (i) to obtain any regulatory approvals required for the Merger or (ii) to perform its covenants and agreements under the Agreement.

MANAGEMENT OF BANCSHARES AND REPUBLIC FOLLOWING THE MERGER

Consummation of the Merger will not alter the present directors and officers of Bancshares or Republic. Information concerning the management of Bancshares and Republic is included in the documents incorporated herein by reference. See "Documents Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

The Agreement generally provides that Bancshares will, to full extent provided by the OTS Regulations, to the extent not inconsistent with Florida law, and by Lochaven's Charter and Bylaws, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of Lochaven against all liabilities arising out of actions or omissions occurring at or prior to the Effective Time.

The Agreement also provides that, after the Effective Time, Bancshares will provide generally to officers and employees of Lochaven who become officers or employees of Bancshares or its subsidiaries employee benefits under employee benefit plans on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Bancshares and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with Lochaven prior to the Effective Time will be treated as service with Bancshares or its subsidiaries. The Agreement further provides that Bancshares will cause Lochaven to honor all provisions for vested amounts earned or accrued through the Effective Time under Lochaven's benefit plans. The Agreement also provides that for a period of one year following the Effective Time, Bancshares shall make a severance payment to any former Lochaven employee terminated by Bancshares without cause during such period in an amount equal to the product of such employee's salary or base pay for two weeks multiplied by the number of whole years such employee was employed with Lochaven.

Lochaven also has entered into an employment agreement with Mr. Smedley (its President and Chief Executive Officer), which will be assumed by Bancshares in the Merger. The agreement provides for Mr. Smedley to receive an annual salary of $106,000 (which includes automobile allowance) until January 1, 1999, subject to termination by either party upon 120 days' prior written notice. The agreement also includes reimbursement for moving expenses incurred if Mr. Smedley establishes permanent residence in Orlando prior to termination of employment. The agreement also provides for Mr. Smedley to receive options exercisable for 35,000 shares of Lochaven Common Stock at option exercise prices ranging from $4.53 to $6.65 per share. Bancshares also has agreed to pay certain Lochaven employees a "stay premium" to the extent that the employees remain employed with Lochaven through the Effective Time. Substantially all of the stay premiums provide for a payment equal to two or three months of the employee's base salary (nine months in the case of Lochaven's Chief Financial Officer). The stay premiums are in addition to any severance payment to be received by the employees pursuant to the Agreement.

As described above under "--Treatment of Lochaven Options," the Agreement also provides that all rights with respect to Lochaven Common Stock pursuant to stock options granted by Lochaven under its stock option plans that are outstanding at the Effective Time, whether or not then exercisable, will be converted into and will become options with respect to Bancshares Common Stock, and Republic will assume each of such options in accordance with its terms and the Exchange Ratio in the Agreement.

DISSENTING STOCKHOLDERS

General

If the Merger and the transactions contemplated thereby are consummated, any Lochaven stockholder who properly perfects his or her dissenters' rights of appraisal will be entitled to receive in cash the fair or appraised value of such stockholder's shares of Lochaven Common Stock determined immediately prior to the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger, as provided in Section 552.14 of the OTS Regulations, a copy of which is included as Appendix C to this Proxy Statement/Prospectus. FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES PRESCRIBED BY THE APPLICABLE OTS REGULATIONS WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

Regulatory Requirements

The following is a summary of the steps to be taken by a Lochaven stockholder who is interested in perfecting such holder's dissenters' rights and should be read in conjunction with the full text of Appendix C. Each of the steps enumerated below must be taken in strict compliance with the applicable provisions of the OTS Regulations in order for holders of Lochaven Common Stock to perfect their dissenters' rights.

Any written objection, demand or notice required by the OTS Regulations in connection with the exercise of dissenters' rights should be sent to Lochaven at 2410 North Orange Blossom Trail, Orlando, Florida 32804, Attention: President and Chief Executive Officer. It is recommended that all required documents to be delivered by mail be sent by registered or certified mail with return receipt requested.

Any stockholder of Lochaven entitled to vote on the Agreement has the right to receive payment of the fair or appraised value of his or her shares of Lochaven Common Stock upon compliance with the applicable provisions of the OTS Regulations. A stockholder may dissent as to all or less than all of the shares that are registered in his or her name. Any Lochaven stockholder intending to enforce the right to dissent (i) must not vote in favor of the Agreement, and
(ii) must file a written notice of intent to demand appraisal of and payment for his or her shares (the "Objection Notice") with Lochaven before the vote on the proposal to approve the Agreement and the transactions contemplated thereby is taken at the Special Meeting. The Objection Notice must identify the stockholder and state that the stockholder intends to demand appraisal of and payment for his or her shares of Lochaven Common Stock if the Merger is effected. Such demand must be in addition to and separate from any proxy or vote against the Agreement submitted by the stockholder. A VOTE AGAINST APPROVAL OF THE

AGREEMENT, IN AND OF ITSELF, WILL NOT CONSTITUTE AN OBJECTION NOTICE SATISFYING THE REQUIREMENTS OF THE OTS REGULATIONS.

If the Agreement is approved by Lochaven's stockholders at the Special Meeting, each stockholder who has properly filed an Objection Notice and has not voted in favor of the Agreement will be notified by Republic of the Merger within ten days of the Effective Date. In such notice Republic will make a written offer to the dissenting Lochaven stockholder to pay a specified price that it deems to be the fair value for their shares of Lochaven Common Stock. The notice will also set forth the steps that must be taken by a dissenting stockholder in order to perfect his or her dissenter's rights. The Republic notice and offer will be accompanied by certain Lochaven financial statements. If the fair value for the shares is agreed upon within 60 days following the Effective Date of the Merger, the dissenting stockholder shall receive payment for his or her shares within 90 days of the Effective Date of the Merger. At any time within 60 days after the Effective time, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered pursuant to the Agreement.

If Republic and any dissenting stockholder are unable to agree as to the fair value of the stockholder's shares of Lochaven Common Stock, the stockholder must to file a petition with the OTS demanding a determination of the fair market value of the stock of all dissenting stockholders, with a copy of the petition sent by registered or certified mail to Republic, within 60 days following the Effective Date of the Merger. Also within such 60-day period, the stockholder must submit to Republic's transfer agent, ChaseMellon Shareholders Services, his or her Lochaven Common Stock certificates for notation thereon that (i) an appraisal and payment have been demanded with respect to such stock and (ii) appraisal proceedings are pending. ANY LOCHAVEN STOCKHOLDER WHO EITHER FAILS TO FILE TIMELY A PETITION WITH THE OTS DEMANDING AN APPRAISAL OR FAILS TO SUBMIT HIS OR HER LOCHAVEN COMMON STOCK CERTIFICATES FOR NOTATION WILL NO LONGER BE ENTITLED TO APPRAISAL RIGHTS AND WILL BE DEEMED TO HAVE ACCEPTED THE TERMS SET FORTH IN THE AGREEMENT.

After receiving a properly filed petition, the OTS will conduct an appraisal and will make a determination as to the fair value of the dissenting stockholders' shares. The OTS will then direct Republic to pay such amount upon surrender of the Lochaven Common Stock certificates. Any payment made by Republic will include interest from the Effective Date of the Merger at a rate deemed equitable by the OTS. The agency may also apportion and assess costs and expenses against all or some of the parties to the appraisal proceeding as it deems equitable, taking into consideration whether any party has acted arbitrarily, vexatiously or not in good faith in exercising its rights.

THE FOREGOING SUMMARY OF THE APPLICABLE PROVISIONS OF SECTION 552.14 OF THE OTS REGULATIONS IS NOT INTENDED TO BE A COMPLETE STATEMENT OF SUCH PROVISIONS, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH SECTION, WHICH IS REPRODUCED IN FULL AS APPENDIX C HEREOF. THE PROVISIONS OF THE OTS REGULATIONS ARE TECHNICAL IN NATURE AND COMPLEX. IT IS RECOMMENDED THAT ANY LOCHAVEN STOCKHOLDER WHO DESIRES TO EXERCISE THE RIGHT TO DISSENT TO THE AGREEMENT CONSULT HIS OR HER COUNSEL. FAILURE TO STRICTLY COMPLY WITH THE PROVISIONS OF THE OTS REGULATIONS MAY DEFEAT A STOCKHOLDER'S RIGHT TO DISSENT.

Any dissenting Lochaven stockholder who perfects such holder's right to be paid the value of such holder's shares in cash under the foregoing procedures for dissent and appraisal will recognize taxable gain or loss for federal income tax purposes upon receipt of cash for such shares. See "--Certain Federal Income Tax Consequences of the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

THE FOLLOWING IS A SUMMARY OF CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY ASSUMES THAT STOCKHOLDERS HOLD STOCK AS A CAPITAL ASSET. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, INSURANCE COMPANIES AND CORPORATIONS, STOCKHOLDERS WHO ACQUIRED STOCK THROUGH THE EXERCISE OF OPTIONS OR AS COMPENSATION OR THROUGH A TAX QUALIFIED RETIREMENT PLANS, AMONG OTHERS). NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE OR FOREIGN TAX LAWS. STOCKHOLDERS, THEREFORE, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service. Instead, Holland & Knight LLP, special counsel to Bancshares, will render an opinion to Bancshares concerning certain federal income tax consequences of the proposed Merger under federal income tax law. Such opinion of counsel will be based on customary assumptions and factual representations regarding matters germane to such opinion. It is anticipated by such firm that:

   (a) Provided the Merger qualifies as a statutory merger under applicable law, the Merger will be a reorganization within the meaning of Section 368(a) of the Code, and Lochaven, Republic and Bancshares will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

   (b) The stockholders of Lochaven will recognize no gain or loss upon the exchange of their Lochaven Common Stock solely for shares of Bancshares Common Stock.

   (c) The basis of the Bancshares Common Stock received by the Lochaven stockholders in the proposed transaction will be the same as the basis of the Lochaven Common Stock surrendered in exchange therefor less the basis of any fractional share of Bancshares Common Stock settled by cash payment.

   (d) The holding period of the Bancshares Common Stock received by the Lochaven stockholders will, in each instance, include the period during which the Lochaven Common Stock surrendered in exchange therefor was held, provided that the Lochaven Common Stock was held as a capital asset on the date of the exchange.

   (e) The payment of cash to Lochaven stockholders in lieu of fractional share interests of Bancshares Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Bancshares. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging stockholder.

   (f) Where solely cash is received by a Lochaven stockholder in exchange for his Lochaven Common Stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of his Lochaven Common Stock, subject to the provisions and limitations of Section 302 of the Code.

THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL OR OTHER TAX CONSEQUENCES OF THE MERGER. LOCHAVEN STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX CONSEQUENCES UNDER STATE OR LOCAL LAW.

ACCOUNTING TREATMENT

The Merger will be accounted for as a pooling of interests in which Lochaven's assets will be carried forward at their historical cost. No charge to goodwill will be made following the Merger. The equity of the Combined Company will be increased by $2.8 million, based on data as of June 30, 1998.

Following the Merger, the Combined Company will restate its historical financial and other data necessary for a fair presentation of financial condition and results of operations "as if" Bancshares and Lochaven had been combined during the current and four preceding fiscal years.

EXPENSES AND FEES

The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel, except that the parties will each bear and pay one half of the printing costs incurred in connection with the printing and filing of this Proxy Statement/Prospectus.

RESALES OF BANCSHARES COMMON STOCK

The Bancshares Common Stock to be issued to stockholders of Lochaven in connection with the Merger will be registered under the Securities Act. All shares of Bancshares Common Stock received by holders of Lochaven Common Stock, and all shares of Bancshares Common Stock issued and outstanding immediately prior to the Effective Time, upon consummation of the Merger, will be freely transferable by those stockholders of Lochaven and Bancshares not deemed to be "Affiliates" of Lochaven or Bancshares. "Affiliates" generally are defined as persons or entities who control, are controlled by or are under common control with Lochaven or Bancshares at the Effective Time of the Merger.

Rules 144 and 145 promulgated under the Securities Act restrict the sale of Bancshares Common Stock received in the Merger by Affiliates and certain of their family members and related interests. Generally speaking, during the one-year period following the Effective Time, Affiliates of Lochaven or Bancshares may resell publicly the Bancshares Common Stock received by them in the Merger within certain limitations as to the amount of Bancshares Common Stock sold in any three-month period and as to the manner of sale. After this one-year period, such Affiliates of Lochaven who are not Affiliates of Bancshares may resell their shares without restriction. This Proxy Statement/Prospectus does not cover any resales of Bancshares Common Stock received by persons who may be deemed to be Affiliates of Lochaven or Bancshares. Section 201.01 of the Commission's Codification of Financial Reporting Policies requires each affiliate of Lochaven to agree not to sell or otherwise reduce risk relative to any shares of Bancshares Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by Bancshares within the meaning of such policies.

Lochaven has agreed to use its reasonable efforts to cause each person who Lochaven reasonably believes will be an Affiliate of Lochaven to execute and deliver to Bancshares a written agreement providing that such person generally will not sell, pledge, transfer or otherwise dispose of any Bancshares Common Stock to be received by such person upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations of the Commission promulgated thereunder.

                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

As a result of the Merger, holders of Lochaven Common Stock will be exchanging their shares of Lochaven, a federal savings association governed by the HOLA, the OTS Regulations, Lochaven's Charter (the "Charter") and Lochaven's Bylaws, for shares of Bancshares, a Florida corporation governed by the FBCA, Bancshares' Articles of Incorporation (the "Bancshares Articles") and Bancshares' By-Laws. Certain differences exist between the rights of Lochaven stockholders and those of Bancshares stockholders. Certain of these differences are summarized below. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the FBCA and the OTS Regulations as well as to the Bancshares Articles and By-Laws and the Lochaven Charter and By-laws.

AUTHORIZED CAPITAL STOCK

Bancshares

The Bancshares Articles authorize the issuance of up to 20,000,000 shares of Bancshares Common Stock, and 100,000 shares of Bancshares Preferred Stock, of which 9,724,325 and 75,000 shares, respectively, were issued and outstanding as of June 30, 1998. Each share of Bancshares Preferred Stock is convertible into ten shares of Bancshares Common Stock and is redeemable by Bancshares upon 30 days prior written notice at a price of $96.80 per share.

Unless otherwise required by law or the Bancshares Articles, holders of Bancshares Common and Preferred Stock vote together as a single class on all matters presented to Bancshares' stockholders. Each share of Bancshares Preferred Stock is entitled to ten votes for all purposes, and each share of Bancshares Common Stock is entitled to one vote. No cash dividend may be declared or paid on shares of Bancshares Common Stock unless, simultaneously therewith or prior thereto, there is or has been declared or paid the quarterly dividend payable on Bancshares Preferred Stock.

In any liquidation or dissolution of the corporation, the holders of Bancshares Preferred Stock will be entitled to receive, out of the assets available for distribution to stockholders, an amount equal to $88.00 per share before any amount is paid to holders of Bancshares Common Stock. After the above preference amount has been paid to the holders of Bancshares Preferred Stock, such holders will not be entitled to any further distributions. The holders of Bancshares Common Stock will then be entitled to participate, pro rata in accordance with the number of shares owned by them, in the distribution of Bancshares' remaining assets.

Bancshares' Board of Directors may authorize the issuance of additional authorized but unissued shares of Bancshares Common and Preferred Stock without further action by Bancshares' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Bancshares' capital stock may be listed. The Bancshares Articles do not provide any preemptive rights to Bancshares' stockholders.

The authority to issue additional shares of Bancshares Common Stock provides Bancshares with the flexibility necessary to met its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Bancshares Common and Preferred Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions and public or private sales for cash as a means of raising capital.

Lochaven

As of the Record Date, Lochaven's authorized capital stock consisted of 4,600,000 shares of Lochaven Common Stock, $0.01 par value, of which 609,094 shares were issued and outstanding. Lochaven's Board of Directors may authorize the issuance of additional shares of Lochaven Common Stock without the approval of its stockholders, except to the extent that such approval is required by governing law, rule or regulation. The holders of the Lochaven Common Stock exclusively possess all voting power. Each holder of shares of Lochaven Common Stock is entitled to one vote for each share held by such holder, except as to the cumulation of votes for the election of directors. Lochaven's Charter does not provide the stockholders of Lochaven with preemptive rights with respect to any shares of Lochaven which may be issued.

Subject to any provision for a liquidation account, in the event of any liquidation, dissolution or winding up of Lochaven, the holders of the common stock would be entitled, after payment or provision for payment of all debts and liabilities of Lochaven, to receive the remaining assets of Lochaven available for distribution, in cash or in kind. Each share of Lochaven Common Stock has the same relative rights as and is identical in all respects with all the other shares of Lochaven Common Stock.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

Bancshares

The Bancshares Articles provide that such articles may be amended as provided by law. The FBCA generally requires that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class of stock entitled to vote thereon as a class, to amend a corporation's articles of incorporation, unless the corporation's articles specify a greater voting requirement. A majority of the Bancshares Board of Directors has the power to adopt, amend or repeal the Bancshares By-Laws. Neither the Bancshares Articles nor By-Laws expressly permit the Bancshares stockholders to make, alter or rescind any By-Laws.

Lochaven

The Lochaven Charter generally provides that such charter may be amended pursuant to a proposal by the Lochaven's Board of Directors, then a preliminary approval by the Lochaven Board, which may be granted pursuant to regulations specifying preapproved Charter amendments and an approval by the stockholders by the affirmative vote of a majority of the outstanding shares of Lochaven Common Stock. Any amendment, addition, alteration, change or repeal so acted upon shall be effective upon filing with the Lochaven Board in accordance with regulatory procedures or on such date as the Lochaven Board may specify in its preliminary approval.

The Lochaven Bylaws may be amended in a manner consistent with the regulations of the Federal Home Loan Bank Board at any time by a majority of the Board of Directors, or by two-thirds of the outstanding shares of Lochaven Common Stock.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

Bancshares

Bancshares' By-Laws generally provide that the number of directors constituting the Bancshares Board shall be not less than five nor more than 25 directors as fixed from time to time by resolution of Bancshares' Board of Directors. Currently, the number of Bancshares directors is fixed at six. The Bancshares directors are elected to one-year terms, and the Bancshares Board is not classified. Bancshares' stockholders do not have cumulative voting rights with respect to the election of directors. All elections for directors are decided by a plurality vote.

Lochaven

Lochaven's Bylaws provide that Lochaven's Board of Directors is divided into three classes (Class 1, Class 2, and Class 3), with each class to be as nearly equal in number as the total number of directors constituting the whole board permits, with the term of one class expiring each year. The Board of Directors determines by majority vote the number of directors and the class to which each director is assigned. Each annual meeting after the first annual meeting, elections will be held to replace those whose terms have expired and to fill any new seats created by the Board of Directors. All directors will continue to hold office after the expiration of their term until their successors are elected or appointed and have qualified, except in the event of earlier resignation, removal or disqualification.

REMOVAL OF DIRECTORS

Bancshares

Pursuant to Bancshares' By-Laws, any or all of the directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the outstanding shares then entitled to vote.

Lochaven

Under the Lochaven Bylaws, any or all of the directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of Lochaven's Common Stock then entitled to vote at an election of directors. The Lochaven stockholders face a more restrictive voting requirement to remove Lochaven directors than Bancshares stockholders do with respect to Bancshares directors. The effect of this difference in voting requirements is that the directors of Lochaven are afforded greater protection against their removal by the vote of the Lochaven stockholders than are the directors of Bancshares.

INDEMNIFICATION

Bancshares

The Bancshares By-Laws essentially provide that Bancshares will indemnify its officers, directors, employees and agents to the full extent permitted by the FBCA. Under the FBCA, other than in actions brought by or in the right of Bancshares, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Bancshares and, with respect to any criminal proceeding, if such person had no reasonable cause to belief that the conduct was unlawful. In actions brought by or in the right of Bancshares, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Bancshares, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Bancshares, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee or agent of Bancshares has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection with the action.

The Bancshares By-Laws also provide that a director of Bancshares will have no indemnification rights for liability for (i) willful misconduct or a conscious disregard for the best interests of Bancshares or its stockholders, (ii) acts or omissions constituting a violation of criminal law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

Expenses, including attorneys' fees, incurred by a Bancshares director or officer in defending a civil or criminal action, suit or proceeding must be paid by Bancshares in advance of the final disposition of the action upon receipt of an undertaking by the director or officer to repay such amounts if he is ultimately found not to be entitled to indemnification by Bancshares.

Lochaven

The Lochaven Bylaws provide that Lochaven will, to the extent permitted by the OTS Regulations, indemnify any director, officer, employee or agent of Lochaven.

SPECIAL MEETINGS OF STOCKHOLDERS

Bancshares

Under the Bancshares By-Laws, a special meeting of Bancshares stockholders may be called at any time by the Chairman of the Board, the President or the Board of Directors of Bancshares, or as otherwise required by the FBCA.

Lochaven

Lochaven's Bylaws provide that special meetings of stockholders, unless otherwise prescribed by the regulations of the Federal Home Loan Bank Board, may be called at any time by the Chairman of the Board, the President or a majority of the Board of Directors and shall be called by the Chairman of the Board, the President or the secretary upon the written request of the holders of not less than 40% of the outstanding shares of Lochaven Common Stock.

Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the President or one-half of the directors. The persons authorized to call special meetings of the Board of Directors, may fix any place, within Lochaven's normal lending territory, as the place for holding any special meeting of the Board of Directors.

Members of the Board of Directors may participate in special meetings by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other.

ACTIONS OF STOCKHOLDERS WITHOUT A MEETING

Bancshares

The Bancshares By-Laws provide that any action required or permitted to be taken by Bancshares stockholders at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent signed by the holders of outstanding stock of each group having not less than the minimum number of votes necessary to take such action at a meeting at which all voting groups were present and voted is delivered to Bancshares.

Lochaven

Pursuant to the Lochaven Bylaws, any action required to be taken or may be taken at a meeting of the Lochaven stockholders, may be taken without a meeting if a consent in writing, setting forth the actions so taken, is signed by all of the stockholders entitled to vote with respect to the subject matter thereof.

STOCKHOLDER NOMINATIONS AND PROPOSALS

Bancshares

Bancshares' Articles, By-Laws and the FBCA are silent as to the procedures to be followed for stockholders' director nominations and the submission of stockholder proposals.

Lochaven

The Lochaven Bylaws provide that nominations for the election of directors may be made by the Board of Directors or by any stockholder entitled to vote in the election of directors. All nominations made by any stockholder must be made in writing, delivered to the secretary of Lochaven at least five days prior to the date of the annual meeting.

Any new business to be taken at the annual meeting must be stated in writing and filed with the secretary of Lochaven at least 15 days before the date of the annual meeting. Any stockholder may make any other proposal at the annual meeting, but unless stated in writing and filed with the secretary at least five days before the annual meeting, such proposal will be laid over for action at an adjourned, special or annual meeting taking place 30 days or more thereafter.

MERGERS, CONSOLIDATION AND SALES OF ASSETS

Bancshares

Neither the Bancshares Articles nor its By-Laws contain provisions regarding business combination transactions. Under the FBCA, such transactions generally must be approved by Bancshares' Board of Directors and by the holders of each class of voting securities by a majority of the total outstanding votes entitled to be cast by the class unless, in the case of a surviving corporation in a business combination, (i) its articles of incorporation will not differ from its articles before the combination and, (ii) each stockholder whose shares were outstanding immediately prior to the combination will hold the same number of shares with identical designations, preferences, limitations and relative rights immediately after the business combination.

Lochaven

Lochaven's Charter and Bylaws are silent as to business combinations, and sales, leases or other dispositions of assets. For such transactions, the Board of Directors and stockholder approval provisions set forth in the OTS Regulations would apply. Under the OTS Regulations, such transactions generally must be approved by at least two-thirds of the directors and holders of two-thirds of the outstanding voting stock of Lochaven.

DISSENTERS' RIGHTS OF APPRAISAL

Bancshares

Under Section 1302 of the FBCA, a stockholder of a corporation generally has the right to dissent from and to obtain payment of the fair value of his or her shares in the event of a number of corporate actions, including: (i) a merger that the stockholder has the right to vote on; (ii) a sales of all or substantially all of a corporation's assets; (iii) a control share acquisition or share exchange that the stockholder has the right to vote on; (iv) an amendment to the articles of incorporation that would adversely affect the stockholder in certain respects; or (v) any other corporate action to the extent provided for in the corporation's articles of incorporation.

In order to receive payment of the fair value of his or her shares in the foregoing situations, a stockholder must comply with all of the applicable provisions of the FBCA. Any stockholder intending to enforce the right to dissent (i) must not vote in favor of the corporate action, and (ii) must file a written notice of intent to demand payment for his or her shares (the "Objection Notice") with the corporation before the vote on the action. The Objection Notice must state that the stockholder intends to demand payment for his or her shares if the action is effected.

If the action is subsequently approved by the corporation's stockholders, each stockholder who has properly filed an Objection Notice and has not voted in favor of the action will be notified by the corporation within ten days of the stockholder approval. Within 20 days following receipt of such notice, any stockholder electing to dissent must file a notice of his or her election to exercise dissenters' rights, stating the stockholder's name, address, the number, classes and series of shares as to which the stockholder dissents, and a demand for payment of the fair value of such shares (the "Election Notice"), and simultaneously deposit the certificates representing the shares with the corporation.

Within the later to occur of ten days following the expiration of the period in which stockholders may file their Election Notices and ten days after the corporate action is taken, the corporation must make a written offer to each stockholder who has properly filed an Election Notice to pay what it deems to be a fair value for the shares. Any stockholder who accepts such offer within 30 days shall receive payment for his or her shares within 90 days of such offer to pay or the corporate action, whichever is later.

In the event the corporation fails to make any payment offer within the time period set forth above or any dissenting stockholder fails to accept such offer within 30 days and demands payment within 60 days following the corporate action, the corporation must institute proceedings in state circuit court requesting that the fair value of such dissenting stockholder's shares be determined. The court may, in its discretion, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. The judgment may, in the discretion of the court, include a fair rate of interest. Each dissenting stockholder will be entitled to payment as determined by the court, within ten days following final determination by the court as to the fair value of such stockholder's stock.

Lochaven

The rights of appraisal of dissenting stockholders of Lochaven in business combination transactions are governed by Section 552.14 of the OTS Regulations. See "Description of the Transaction--Dissenting Stockholders" and "Appendix C".

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

Bancshares

Bancshares' Articles and By-Laws are silent with respect to the stockholders' rights to examine books and records. In the absence of such a provision, the FBCA provides that a stockholder may inspect books and records upon written demand at least five days before the date on which he wishes to inspect such records. Such inspection is to occur during regular business hours at the corporation's principal office. The corporation may deny any demand for inspection if the demand was made for an improper purpose, which means a purpose not reasonably related to such person's interest as a stockholder.

Lochaven

Lochaven's Charter and Bylaws are silent with respect to the stockholders' rights to examine books and records. In the absence of such a provision, the OTS Regulations provide that any stockholder or group of stockholders holding of record either (i) voting shares having a cost of not less than $100,000 or constituting at least one percent of the total outstanding voting shares for a period of at least six months or (ii) at least five percent of the total outstanding voting shares may inspect the books and records of a federal savings association and make extracts therefrom.

DIVIDENDS

Bancshares

The Bancshares Articles provide that Bancshares Preferred Stock shall pay a noncumulative annual dividend of $3.52 per share payable in quarterly increments from legally available funds prior to payment of any dividend on Bancshares Common Stock for the dividend period. No dividend may be paid on Bancshares Common Stock unless holders of Bancshares Preferred Stock have received their dividend for that quarter. Under the FBCA, no dividend or other distribution to stockholders may be made by Bancshares if, after giving effect to the distribution, (i) Bancshares would not be able to pay its debts as they come due in the usual course of business, or (ii) its total assets would be less than the sum of its liabilities.

Lochaven

The Lochaven Bylaws provide that dividends may be declared, from time to time, by the Lochaven Board of Directors and Lochaven may pay dividends and other distributions with respect to its outstanding shares of capital stock.



                   [Balance of page intentionally left blank]

                            COMPARATIVE MARKET PRICES

BANCSHARES

Since April 24, 1995, Bancshares Common Stock (and, prior to March 1, 1996 Republic's common stock) has been listed on the Nasdaq National Market under the symbol "REPB." From January 1, 1995 through April 23, 1995, Republic's common stock was listed on the Nasdaq Small-Cap Market under the same symbol. To date Bancshares has not declared any dividends on the Bancshares Common Stock. The high, low and closing bids per share of Bancshares Common Stock on the Nasdaq National Market for the indicated periods, were as follows:

                                              High      Low      Closing
                                              ----      ---      -------
         Quarter ended March 31, 1996        $14.25    $12.25    $12.31
         Quarter ended June 30, 1996          14.94     12.25     12.31
         Quarter ended September 30, 1996     12.88     11.75     12.88
         Quarter ended December 31, 1996      15.50     13.63     15.31
         Quarter ended March 31, 1997         16.00     14.00     15.50
         Quarter ended June 30, 1997          18.50     17.25     17.25
         Quarter ended September 30, 1997     27.63     16.88     26.38
         Quarter ended December 31, 1997      27.88     23.75     26.50
         Quarter ended March 31, 1998         31.75     25.00     29.25
         Quarter ended June 30, 1998          34.75     25.81     27.13
         Quarter ended September 30, 1998     27.06     19.50     19.50
           (through August 31, 1998)


LOCHAVEN

There is no established public trading market for the Lochaven Common Stock. The shares of Lochaven Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions. Management of Lochaven is aware of certain transactions in shares of Lochaven that have occurred since January 1, 1996, although the trading prices of all stock transactions are not known. For which transactions since January 1, 1996, 200 shares were sold at $4.50 per share on December 23, 1996; 100 shares were sold for $5.50 per share on February 28, 1997; 100 shares were sold for $5.00 per share on January 14, 1998; and 1,000 shares were sold for $4.44 per share on April 15, 1998.

                        UNAUDITED COMBINED FINANCIAL DATA

                 UNAUDITED PRO FORMA COMBINED BALANCE SHEET FOR
                          BANCSHARES, BSB AND LOCHAVEN

The following unaudited pro forma combined balance sheet presents (i) the historical unaudited consolidated balance sheet of Bancshares at June 30, 1998,
(ii) the pro forma combined balance sheet of Bancshares at June 30, 1998 giving effect to the Proposed Mergers, as if it had occurred on that date, and (iii) the pro forma combined balance sheet of Bancshares at June 30, 1998, giving effect to the Proposed Mergers, as if they had occurred as of that date.

The Proposed Mergers will be accounted for as a pooling of interests in which the assets of Lochaven will be combined with those of Republic at historical cost. No goodwill will be created in the Proposed Mergers.

The pro forma adjustments are based upon available information and upon certain assumptions that Bancshares believes are reasonable under the circumstances. Pro forma adjustments consist solely of the issuance of Bancshares Common Stock. The unaudited pro forma combined balance sheet should be read in conjunction with the historical consolidated financial statements of Bancshares and Lochaven, including the respective notes thereto, which are set forth at pages F-2 through F-58, respectively, of this Proxy Statement/Prospectus, and the unaudited financial information appearing elsewhere herein. See "Comparative Per Share Data." The pro forma combined balance sheet is not necessarily indicative of Bancshares' future financial position.


                   [Balance of page intentionally left blank]

                    UNAUDITED PROFORMA COMBINED BALANCE SHEET
                        FOR BANCSHARES, BSB AND LOCHAVEN
                               AS OF JUNE 30, 1998

                                                                                                                     Combined
                                                                  Lochaven    Bancshares                  BSB         Company
                                                                 Adjustments     with                  Adjustments     with
                                        Bancshares    Lochaven   Inc. (Dec)    Lochaven        BSB      Inc.(Dec)       BSB
                                        ----------    --------   -----------  ----------     -------   -----------   --------
                                                             (Dollars in thousands, except per share data)
                                                                                 ASSETS
Cash and due from banks                 $   39,095       1,012     $    --     $   40,107      1,767    $    --     $   41,874
Interest bearing deposits in
  banks                                     29,356       1,546          --         30,902         --         --         30,902
Investment and MBS securities              109,760          --          --        109,760      6,068         --        115,828
FHLB stock                                  10,247         368          --         10,615        393         --         11,008
Federal funds sold                          73,500          --          --         73,500      4,804         --         78,304
Loans held for sale                        410,113      24,513          --        434,626      7,036         --        441,662
Loans, net                               1,354,501      27,795          --      1,382,296     42,372         --      1,424,668
Premises and equipment, net                 50,856         654          --         51,510      4,326         --         55,836
Other real estate owned                      6,944         641          --          7,585        876         --          8,461
Goodwill                                    28,765          --          --         28,765         --         --         28,765
Other assets                                41,888       3,089          --         44,977        700         --         45,677
                                        ----------    --------     -------     ----------    -------    -------     ----------

      Total assets                      $2,155,025    $ 59,618     $    --     $2,214,643    $68,342    $    --     $2,282,985
                                        ==========    ========     =======     ==========    =======    =======     ==========



                                                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits-
    Noninterest-bearing checking        $  135,441    $  6,351     $    --     $  141,792    $ 3,874    $    --     $  145,666
    Interest checking                      160,762      16,545          --        177,307      2,312         --        179,619
    Savings & money market                 417,705         941          --        418,646      8,468         --        427,114
    Time deposits                        1,027,469      25,941          --      1,053,410     46,047         --      1,099,457
                                        ----------    --------     -------     ----------    -------    -------     ----------
      Total deposits                     1,741,377      49,778          --      1,791,155     60,701         --      1,851,856
  Securities sold under
    agreements to repurchase                40,745       1,358          --         42,103         --         --         42,103
  Other borrowed funds                     125,000       3,792          --        128,792      1,800         --        130,592
  Other liabilities                         48,806       1,859          --         50,665      1,456         --         52,121
                                        ----------    --------     -------     ----------    -------    -------     ----------

      Total liabilities                  1,955,928      56,787          --      2,012,715     63,957         --      2,076,672

Company obligated mandatorily
  redeemable preferred
  securities of subsidiary trust
  solely holding junior
  subordinated debentures of
  Bancshares                                28,750          --          --         28,750         --         --         28,750
Stockholders' Equity:
Perpetual preferred
  convertible stock                          1,500          --                      1,500         --         --          1,500
Common stock                                19,449           6         332         19,787      2,813     (2,089)        20,511
Capital surplus                            118,937       3,365        (332)       121,970      1,256      2,089        125,315
Retained earnings (Accumulated
  deficit)                                  30,429        (540)         --         29,889        316         --         30,205
Net unrealized gains
  on available-for-sale
  securities, net of tax effect                 32          --          --             32         --         --             32
                                        ----------    --------     -------     ----------    -------    -------     ----------
      Total stockholders' equity           170,347       2,831          --        173,178      4,385         --        177,563
                                        ----------    --------     -------     ----------    -------    -------     ----------

Total liabilities and
  stockholders' equity                  $2,155,025    $ 59,618     $    --     $2,214,643    $68,342    $    --     $2,282,985
                                        ==========    ========     =======     ==========    =======    =======     ==========

                   PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                        FOR BANCSHARES, LOCHAVEN AND BSB

The following unaudited pro forma combined condensed statements of operations have been prepared for the years ended December 31, 1997, 1996 and 1995 and for the six months ended June 30, 1998 and 1997, giving effect to the Merger, as if it had occurred at the beginning of the respective periods. The pro forma adjustments are based upon available information and upon certain assumptions that Bancshares believes are reasonable under the circumstances. The pro forma adjustments to the combined condensed statements of operations do not include the effect of operating cost savings or revenue enhancements that may be realized after the Merger is completed. The pro forma combined condensed statements of operations are not necessarily indicative of the results that actually would have occurred if the Proposed Mergers had been consummated at the dates indicated or that may be obtained in the future. The unaudited pro forma combined condensed statements of operations should be read in conjunction with the historical consolidated financial statements of Bancshares and Lochaven, including the respective notes thereto, which are set forth at pages F-2 through F-58 respectively, of this Proxy Statement/Prospectus, and the unaudited financial information appearing elsewhere herein. See "Comparative Per Share Data."


                   [Balance of page intentionally left blank]

          UNAUDITED PROFORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                        FOR BANCSHARES, BSB AND LOCHAVEN
                         SIX MONTHS ENDED JUNE 30, 1998


                                                             Lochaven     Bancshares                      BSB        Combined
                                                           Adjustments       with                     Adjustments     Company
                               Bancshares      Lochaven     Inc. (Dec)     Lochaven         BSB        Inc.(Dec)       w/BSB
                               ----------      --------    -----------    ----------        ---       -----------    --------
                                                       (Dollars in thousands, except per share data)
Interest income                $    71,893     $  2,291    $        --    $    74,184     $  2,384    $        --   $    76,568
Interest expense                    36,972        1,287             --         38,259        1,603             --        39,862
                               -----------     --------    -----------    -----------     --------    -----------   -----------
    Net interest income             34,921        1,004             --         35,925          781             --        36,706
Loan loss provision                  1,525           49             --          1,574           42             --         1,616
                               -----------     --------    -----------    -----------     --------    -----------   -----------
Net interest income after
  loan loss provision               33,396          955             --         34,351          739             --        35,090
Noninterest income                  23,747        2,442             --         26,189          794             --        26,983
General & administrative
  (G&A) expenses                    52,828        3,284             --         56,112        1,460             --        57,572
Other noninterest expenses             690           --             --            690           --             --           690
                               -----------     --------    -----------    -----------     --------    -----------   -----------
    Net income
      before taxes                   3,625          113             --          3,738           73             --         3,811
Income tax (expense)
  benefit                           (1,375)         (43)            --         (1,418)          --             --        (1,418)
Minority interest in income
  from subsidiary trust,
  net of tax                          (842)          --             --           (842)          --             --          (842)
Minority interest in FFO,
  net of tax                            --           --             --             --           --             --            --
                               -----------     --------    -----------    -----------     --------    -----------   -----------
    Net income                 $     1,408     $     70    $        --    $     1,478     $     73    $        --   $     1,551
                               ===========     ========    ===========    ===========     ========    ===========   ===========
Earnings per share-diluted     $      0.16     $   0.41                   $      0.17     $   0.17                  $      0.17
                               ===========     ========                   ===========     ========                  ===========
Weighted average shares
  outstanding-diluted            8,712,367      169,106                     8,881,473      419,137                    9,300,610
                               ===========     ========                   ===========     ========                  ===========
Earnings per share-basic       $      0.18     $   0.41                   $      0.19     $   0.21                  $      0.19
                               ===========     ========                   ===========     ========                  ===========
Weighted average shares
  outstanding-basic              7,786,911      169,084                     7,955,995      354,321                    8,310,316
                               ===========     ========                   ===========     ========                  ===========


                   [Balance of page intentionally left blank]

          UNAUDITED PROFORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                        FOR BANCSHARES, BSB AND LOCHAVEN
                         SIX MONTHS ENDED JUNE 30, 1997

                                                             Lochaven     Bancshares                      BSB        Combined
                                                           Adjustments       with                     Adjustments     Company
                               Bancshares      Lochaven     Inc. (Dec)     Lochaven         BSB        Inc.(Dec)       w/BSB
                               ----------      --------    -----------    ----------        ---       -----------    --------
                                                       (Dollars in thousands, except per share data)
Interest income                $    49,221     $   2,474    $       --    $   51,695        2,294     $       --    $   53,989
Interest expense                    24,936         1,336            --        26,299        1,532             --        27,831
                               -----------     ---------    ----------    ----------     --------     ----------    ----------
    Net interest income             24,258         1,138            --        25,396          762             --        26,158
Loan loss provision                  1,639            37            --         1,676           34             --         1,710
                               -----------     ---------    ----------    ----------     --------     ----------    ----------
Net interest income after
  loan loss provision               22,619         1,101            --        23,720          728             --        24,448
Noninterest income                   6,453         2,233            --         8,686          682             --         9,368
General & administrative
  (G&A) expenses                    22,707         3,507            --        26,214        1,345             --        27,559
Other noninterest expenses             617            --            --           617           --             --           617
                               -----------     ---------    ----------    ----------     --------     ----------    ----------
Net income loss before
  income taxes                       5,748          (173)           --         5,575           65             --         5,640
Income tax (expense)
  benefit                           (2,178)           66                      (2,112)          --             --        (2,112)
Minority interest in income
  from subsidiary trust,
  net of tax                            --            --            --            --           --             --            --
Minority interest in FFO,
  net of tax                          (415)           --            --          (415)          --             --          (415)
                               -----------     ---------    ----------    ----------     --------     ----------    ----------
    Net income (loss)          $     3,155     $    (107)   $       --    $    3,048     $     65     $       --    $    3,113
                               ===========     =========    ==========    ==========     ========     ==========    ==========
Earnings per share-diluted     $      0.47     $   (0.63)                 $     0.43     $   0.18                   $     0.41
                               ===========     =========                  ==========     ========                   ==========
Weighted average shares
  outstanding-diluted            7,002,356       169,303                   7,171,659      366,418                    7,538,077
                               ===========     =========                  ==========     ========                   ==========
Earnings per share-basic       $      0.54     $   (0.63)                 $     0.51     $   0.18                   $     0.49
                               ===========     =========                  ==========     ========                   ==========
Weighted average shares
  outstanding-basic              5,853,633       169,084                   6,022,717      354,278                    6,376,995
                               ===========     =========                  ==========     ========                   ==========


                   [Balance of page intentionally left blank]

          UNAUDITED PROFORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                        FOR BANCSHARES, BSB AND LOCHAVEN
                      TWELVE MONTHS ENDED DECEMBER 31, 1997

                                                             Lochaven     Bancshares                      BSB        Combined
                                                           Adjustments       with                     Adjustments     Company
                               Bancshares      Lochaven     Inc. (Dec)     Lochaven         BSB        Inc.(Dec)       w/BSB
                               ----------      --------    -----------    ----------        ---       -----------    --------
                                                       (Dollars in thousands, except per share data)
Interest income                $   108,457     $   4,654   $       --     $   113,111     $  4,724    $       --    $   117,835
Interest expense                    54,923         2,652           --          57,575        3,167            --         60,742
                               -----------     ---------   ----------     -----------     --------    ----------    -----------
    Net interest income             53,534         2,002           --          55,536        1,557            --         57,093
Loan loss provision                  2,628           518           --           3,146          101            --          3,247
                               -----------     ---------   ----------     -----------     --------    ----------    -----------
Net interest income after
  loan loss provision               50,906         1,484           --          52,390        1,456            --         53,846
Noninterest income                  25,031         3,394           --          28,425        1,459            --         29,884
General & administrative
  (G&A) expenses                    57,484         5,614           --          63,098        2,759            --         65,857
Other noninterest expenses           2,411           135           --           2,546           --            --          2,546
                               -----------     ---------   ----------     -----------     --------    ----------    -----------
    Net income (loss)
      before taxes                  16,042          (871)          --          15,171          156            --         15,327
Income tax expense                  (6,096)          (69)          --          (6,165)          --            --         (6,165)
Minority interest in income
  from subsidiary trust,
  net of tax                          (701)           --                         (701)          --            --           (701)
Minority interest in FFO,
  net of tax                          (674)           --           --            (674)          --            --           (674)
                               -----------     ---------   ----------     -----------     --------    ----------    -----------
    Net income (loss)          $     8,571     $    (940)  $       --     $     7,631     $    156    $       --    $     7,787
                               ===========     =========   ==========     ===========     ========    ==========    ===========
Earnings per share-diluted     $      1.21     $   (5.56)                 $      1.05     $   0.41                  $      1.02
                               ===========     =========                  ===========     ========                  ===========
Weighted average shares
  outstanding-diluted            7,301,499       169,084                    7,470,583      376,732                    7,847,315
                               ===========     =========                  ===========     ========                  ===========
Earnings per share-basic       $      1.40     $   (5.56)                 $      1.21     $   0.44                  $      1.17
                               ===========     =========                  ===========     ========                  ===========
Weighted average shares
  outstanding-basic              6,128,014       169,084                    6,297,098      354,278                    6,651,376
                               ===========     =========                  ===========     ========                  ===========


                   [Balance of page intentionally left blank]

          UNAUDITED PROFORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                        FOR BANCSHARES, BSB AND LOCHAVEN
                      TWELVE MONTHS ENDED DECEMBER 31, 1996

                                                             Lochaven     Bancshares                      BSB        Combined
                                                           Adjustments       with                     Adjustments     Company
                               Bancshares      Lochaven     Inc. (Dec)     Lochaven         BSB        Inc.(Dec)       w/BSB
                               ----------      --------    -----------    ----------        ---       -----------    --------
                                                       (Dollars in thousands, except per share data)
Interest income                $    88,944     $  5,831    $       --     $   94,775     $  4,283     $       --    $    99,058
Interest expense                    44,949        3,369            --         48,318        2,927             --         51,245
                               -----------     --------    ----------     ----------     --------     ----------    -----------
    Net interest income             43,995        2,462            --         46,457        1,356             --         47,813
Loan loss provision                  2,582           44            --          2,626          131             --          2,757
                               -----------     --------    ----------     ----------     --------     ----------    -----------
Net interest income after
  loan loss provision               41,413        2,418            --         43,831        1,225             --         45,056
Noninterest income                   7,952        3,017            --         10,969        1,376             --         12,345
General & administrative
  (G&A) expenses                    36,829        5,382            --         42,211        3,388             --         45,599
Other noninterest expenses           4,117          610            --          4,727           --             --          4,727
                               -----------     --------    ----------     ----------     --------     ----------    -----------
    Net income (loss)
      before taxes                   8,419         (557)           --          7,862         (787)            --          7,075
Income tax (expense)
benefit                             (3,035)         209            --         (2,826)          54             --         (2,772)
Minority interest in FFO,
  net of tax                          (505)          --            --           (505)          --             --           (505)
                               -----------     --------    ----------     ----------     --------     ----------    -----------
    Net income (loss)          $     4,879     $   (348)   $       --     $    4,531     $   (733)    $       --    $     3,798
                               ===========     ========    ==========     ==========     ========     ==========    ===========
Earnings per share-diluted     $      0.74     $  (2.06)                  $     0.70     $  (2.07)                  $      0.53
                               ===========     ========                   ==========     ========                   ===========
Weighted average shares
  outstanding-diluted            6,626,604      169,084                    6,795,688      354,278                     7,149,966
                               ===========     ========                   ==========     ========                   ===========
Earnings per share-basic       $      0.83     $  (2.06)                  $     0.75     $  (2.07)                  $      0.60
                               ===========     ========                   ==========     ========                   ===========
Weighted average shares
  outstanding-basic              5,857,174      169,084                    6,026,258      354,278                     6,380,536
                               ===========     ========                   ==========     ========                   ===========


                   [Balance of page intentionally left blank]

          UNAUDITED PROFORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                        FOR BANCSHARES, BSB AND LOCHAVEN
                      TWELVE MONTHS ENDED DECEMBER 31, 1995

                                                             Lochaven     Bancshares                      BSB        Combined
                                                           Adjustments       with                     Adjustments     Company
                               Bancshares      Lochaven     Inc. (Dec)     Lochaven         BSB        Inc.(Dec)       w/BSB
                               ----------      --------    -----------    ----------        ---       -----------    --------
                                                       (Dollars in thousands, except per share data)
Interest income                $    77,593     $   6,164    $      --     $    83,757    $  5,091      $      --    $    88,848
Interest expense                    40,112         3,403           --          43,515       3,717             --         47,232
                               -----------     ---------    ---------     -----------    --------      ---------    -----------
    Net interest income             37,481         2,761           --          40,242       1,374             --         41,616
Loan loss provision                  2,162           141           --           2,303         121             --          2,424
                               -----------     ---------    ---------     -----------    --------      ---------    -----------
Net interest income after
  loan loss provision               35,319         2,620           --          37,939       1,253             --         39,192
Noninterest income                   5,353         3,341           --           8,694         735             --          9,429
General & administrative
  (G&A) expenses                    30,963         5,767           --          36,730       2,830             --         39,560
Other noninterest expenses           1,352           191           --           1,543          --             --          1,543
                               -----------     ---------    ---------     -----------    --------      ---------    -----------
    Net income (loss)
      before taxes                   8,357             3           --           8,360        (842)            --          7,518
Income tax (expense)
benefit                             (2,516)           (1)          --          (2,517)        286             --         (2,231)
Goodwill amortization
  (accretion)                        1,578            --           --           1,578          --             --          1,578
Minority interest in FFO,
  net of tax                          (503)           --           --            (503)         --             --           (503)
                               -----------     ---------    ---------     -----------    --------      ---------    -----------
    Net income (loss)          $     6,916     $       2    $      --     $     6,918    $   (556)     $      --    $     6,362
                               ===========     =========    =========     ===========    ========      =========    ===========
Earnings per share-diluted     $      1.10     $    0.01                  $      1.11    $  (1.57)                  $      0.94
                               ===========     =========                  ===========    ========                   ===========
Weighted average shares
  outstanding-diluted            6,261,368       169,084                    6,430,452     354,278                     6,784,730
                               ===========     =========                  ===========    ========                   ===========
Earnings per share-basic       $      1.26     $    0.61                  $      1.22    $  (1.57)                  $      1.06
                               ===========     =========                  ===========    ========                   ===========
Weighted average shares
  outstanding-basic              5,491,250       169,084                    5,660,334     354,278                     6,014,612
                               ===========     =========                  ===========    ========                   ===========


                   [Balance of page intentionally left blank]

                    CERTAIN INFORMATION CONCERNING BANCSHARES

Bancshares is a registered bank holding company formed in February 1996 under the laws of the State of Florida, whose principal subsidiary is Republic, a Florida-chartered, FDIC-insured commercial bank headquartered in St. Petersburg, Florida. As a result of the sale of several Florida-based banking organizations to out-of-state bank holding companies in January 1998, Bancshares is now the largest independent commercial bank holding company in Florida, based on its June 30, 1998 assets of $2.2 billion. Bancshares, through Republic, provides a broad range of traditional commercial banking services, emphasizing real estate and business lending. Republic is also active in mortgage banking through its mortgage banking division, Flagship, which originates first-lien residential mortgages and High LTV Loans. Currently, Bancshares' branch network consists of 55 branches in Brevard, Broward, Columbia, Hernando, Manatee, Marion, Monroe, Orange, Osceola, Pasco, Pinellas, Sarasota, Seminole and Suwannee counties and Florida and one branch in Glynn County, Georgia. At June 30, 1998, Bancshares' consolidated assets totaled $2.2 billion, loans held in portfolio totaled $1.4 billion, deposits totaled $1.7 billion and stockholders' equity was $170.3 million. Bancshares is regulated by the Federal Reserve, and Republic is regulated by the Department and the FDIC. The Savings Bank is a federally chartered savings bank headquartered in St. Petersburg with an interstate branch located in Brunswick, Georgia that commenced operations on August 21, 1998. The Savings Bank is regulated by the OTS and the FDIC. Republic's and the Saving Bank's deposits are insured by the FDIC up to applicable limits, and both institutions are members of the FHLB.

BACKGROUND AND PRIOR OPERATING HISTORY

In May 1993, the Principal Stockholders, William R. Hough and John W. Sapanski, acquired from the prior controlling stockholder more than 99.0% of Republic's outstanding common stock. As of June 30, 1998, the Principal Stockholders (and their respective affiliates and immediate family members) owned shares of Bancshares' voting stock representing approximately 40.2% and 4.8%, respectively, of the total voting rights of Bancshares. Following the consummation of the Merger, and after taking into account the May 1998 Offering, Messrs. Hough and Sapanski will own approximately 38.3% and 4.6%, respectively, of the total voting rights of Bancshares. Mr. Hough is a member of Bancshares' and Republic's Board of Directors and Mr. Sapanski serves as Bancshares' and Republic's Chairman of the Board, Chief Executive Officer and President.

Following the Change in Control, Republic began to implement a program of expanding its branches and lines of business. In December 1993, Republic purchased 12 branches in Pinellas, Manatee and Sarasota counties from CrossLand, assumed deposit liabilities of $327.7 million, and purchased performing and non-performing loans secured by real estate and ORE amounting to $201.6 million. Republic paid CrossLand $11.5 million for the branches and related furniture, fixtures, equipment and other assets, plus a $1.9 million premium on the dollar amount of the deposits assumed. The CrossLand Purchase and Assumption almost tripled Republic's size, increasing total assets to $531.3 million and total deposits to $494.3 million at December 31, 1993. Additionally, the 12 CrossLand branches expanded Republic's market coverage to include Manatee and Sarasota counties and more than doubled Republic's branch network to a total of 19 branches.

Also in December 1993, Republic sold 1,398,200 shares of its common stock in an initial public offering at a price of $8.00 per share. The net proceeds from the offering totaled $10.3 million. In addition, Republic sold 75,000 shares of its preferred stock for a purchase price of $6.6 million (or $88.00 per share). In June 1995, Republic sold 800,000 shares of its common stock in a combined subscription rights and public offering at $12.50 per share, with net proceeds totaling $9.1 million.

During the latter part of 1994 and throughout 1995, Republic continued to pursue a strategy of increasing its retail banking presence on the west central coast of Florida. Republic opened 13 additional new branches, expanding its market presence in existing counties and providing entry into Pasco County.

In January 1996, Republic's stockholders approved a reorganization under which Republic became a wholly-owned subsidiary of Bancshares. All holders of shares of Republic's common and preferred stock received one share of Bancshares Common Stock or Bancshares Preferred Stock, as appropriate, for each share of Republic's common or preferred stock held of record. Holders of outstanding options to purchase or acquire Republic's common stock received options to purchase an equal number of shares of Bancshares Common Stock.

Bancshares also continued its geographic expansion strategy throughout 1997. In January 1997, Bancshares opened a new branch in Hernando County. In April 1997, Bancshares acquired Firstate for a cash purchase price of $5.5 million. The Firstate Acquisition increased Bancshares' presence in central Florida, where Bancshares previously operated an LPO but had no branches. On the date of acquisition, Firstate had total assets of $71.1 million and total deposits of $67.9 million. The Firstate Acquisition was accounted for using purchase accounting rules.

In July 1997, Bancshares and its wholly-owned subsidiary, RBI Capital Trust I ("RBI Capital") completed an offering by RBI Capital of $28.8 million of Cumulative Trust Preferred Securities ("Preferred Securities"). The proceeds from the Preferred Securities were used to purchase an equivalent amount of Bancshares' 9.1% junior subordinated debentures. The net proceeds from the sale of the junior subordinated debentures were contributed by Bancshares to the regulatory capital of Republic. See Note 1 of Bancshares' Consolidated Financial Statements included elsewhere herein.

On September 19, 1997, FFO was merged into Bancshares in the FFO Merger. The FFO Merger further increased Bancshares' presence in central Florida by adding 11 branches in Brevard, Orange and Osceola counties. On the date of FFO Merger, FFO had total assets of $328.4 million, total loans of $222.4 million and total deposits of $281.3 million. The FFO Merger was accounted for as a corporate reorganization in which Mr. Hough's interests in FFO and Bancshares were combined at historical cost in a manner similar to a pooling of interests, while the minority interests in FFO were combined with Bancshares using purchase accounting rules.

In May 1998, Bancshares completed the May 1998 Offering of 2,642,150 shares of Bancshares Common Stock at price to the public of $29.50 per share. The number of common equivalent shares outstanding as of that date increased to 9,713,035. Net proceeds from the May 1998 Offering were $72.9 million after deducting underwriting discounts and commissions and expenses. Of the net proceeds, $70.2 million were used to increase the common equity of Republic Bank while $2.7 million was retained by Bancshares to be used for the capitalization of the Savings Bank.

MORTGAGE BANKING AND LENDING ACTIVITIES

During 1996 and 1997, Bancshares focused on increasing its residential lending capabilities. In conjunction with the establishment of Flagship in April 1996 and its internal growth, Bancshares added eight residential LPOs in Florida, one residential LPO in Boston, Massachusetts, as well as wholesale LPOs in St. Petersburg, Florida and in Irvine, California. These offices expanded Bancshares' product line to include government-insured first mortgage loans, and, beginning in the fourth quarter of 1996, High LTV Loans. At the same time, Bancshares also began purchasing residential mortgage loans from mortgage brokers and other third-party originators for resale. The strategy of Bancshares is to sell or securitize substantially all of the loans it originates and purchases through Flagship.

Until late 1997, Bancshares sold all of the High LTV and other mortgage loans originated by Flagship in whole loan sales. In December 1997, however, Bancshares consummated its first securitization, in which it securitized $60.0 million of High LTV Loans in a private placement offering. Bancshares retained servicing rights with respect to the loans that were securitized.

In June 1998, Bancshares and SPC sold $240.0 million securities backed by $240.0 million of its High LTV Loans in a private placement securitization, while retaining a $12.0 million subordinated interest in the pool of loans that were securitized. Bancshares retained servicing rights with respect to the loans that were securitized. Bancshares currently anticipates further whole loan sales or securitizations with respect to the mortgage loans originated by Flagship on a quarterly or other periodic basis, depending on then-prevailing market conditions and other factors such as Republic's capitalization and liquidity.

RECENT AND PROPOSED ACQUISITIONS

On June 19, 1998, Bancshares acquired three branch offices of NationsBank and four branch offices of Barnett, including the loans and other assets recorded at the Florida Branches. These branches are located throughout the State of Florida and include three in Monroe County (Key West, Marathon and Plantation Key), two in Marion County (Ocala and Silver Springs) and one each in Columbia County (Lake City) and Suwannee County (Live Oak). When acquired, the NationsBank Florida Branches had deposit liabilities of $199.9 million and loans of $114.4 million. On August 20, 1998, Bancshares acquired the Georgia Branch of Barnett located in Brunswick (Glynn County), Georgia, with the office becoming an interstate branch of the Savings Bank. At the time of acquisition, the Georgia Branch had deposit liabilities of $16.9 million and loans of $7.5 million. Bancshares paid a combined deposit and loan premium of $27.2 million for the NationsBank Branches. Bancshares' acquisitions of the eight NationsBank Branches were both accounted for using purchase accounting rules, with the deposit premiums being amortized using the straight-line method over a 10-year period.

On August 13, 1998, Bancshares purchased the Dime Branch in Deerfield Beach (Broward County), Florida from The Dime Savings Bank, F.S.B. Pursuant to the transaction, Bancshares assumed $206.7 million of deposits and purchased $60,900 of loans and $100,000 of personal property and equipment assigned to the Dime Branch. Bancshares' purchase price for the Dime Branch was $9.8 million, and the transaction was accounted for using purchase accounting rules and a 10-year straight-line amortization of the deposit premium.

On March 2, 1998, Bancshares and Republic entered into the BSB Agreement with BSB, providing for the merger of BSB with and into Republic. BSB has two offices located in Dade County in the cities of Coral Gables and Miami, Florida. As of June 30, 1998, BSB had total assets of approximately $68.3 million, total loans and loans held for sale of approximately $49.4 million, total deposits of approximately $60.7 million, and total stockholders' equity of approximately $4.4 million. Upon consummation of the BSB Merger, each share of BSB common stock issued and outstanding will be exchanged for and automatically converted into shares of Bancshares Common Stock as determined in accordance with the exchange ratio formula set forth in the BSB Agreement. It is anticipated that the BSB Merger will be accounted for as a pooling of interests. The transaction may be terminated by either BSB or Bancshares if it is not consummated by December 1, 1998. All required regulatory approvals for the BSB Merger have been received. See "Unaudited Combined Financial Data."

If consummated, the Proposed Mergers, including the Merger, will increase the total assets of Bancshares to approximately $2.5 billion (based on most recent available data) and expand Bancshares' branch network from 55 to 58 branches in Florida, in addition to its one branch in Georgia. There can be no assurance that Bancshares will be able to consummate the Proposed Mergers, or, if consummated, successfully integrate the operations and management of the Proposed Mergers. See "Risk Factors-Current Acquisitions and Ability to Manage Growth and Integrate Operations."

Bancshares anticipates continuing its strategy of geographic expansion for the foreseeable future through a combination of whole bank and thrift acquisitions, branch acquisitions and de novo branching, depending upon various factors, including whether: (i) the transaction will be accretive to earnings no later than one year following consummation; (ii) the transaction will provide Bancshares with a new or additional location in a desirable market area; (iii) the transaction will close an existing gap in Bancshares' branch network; or
(iv) the transaction will present competitive opportunities, such as branches becoming available due to branch closings or bank mergers and other consolidations.

BUSINESS STRATEGY

Bancshares' business strategy entails: (i) originating and purchasing real estate-secured loans for portfolio and sale, (ii) originating business and consumer loans for portfolio; (iii) improving market share and expanding its market coverage through a combination of acquisitions of other financial institutions, branch purchases and de novo branching; (iii) increasing non-interest income through expanded mortgage banking activities and increased emphasis on commercial and retail checking relationships; and (v) increasing its range of products and services. While pursuing this strategy, management remains committed to improving asset quality, managing interest rate risk, enhancing profitability and maintaining its status as a well-capitalized institution for regulatory capital purposes.

The results of Bancshares' business strategy include:

- Expanded Branch Network - Since the Change in Control, Bancshares has expanded its retail banking presence from seven branches in northern Pinellas County to its current 55 branches in Brevard, Broward, Cloumbia, Hernando, Manatee, Marion, Monroe, Orange, Osceola, Pasco, Pinellas, Sarasota, Seminole and Suwanee counties and one branch in Glynn County, Georgia. The Proposed Mergers, if consummated, will provide Bancshares with a two branch presence in Dade County and an additional branch in Orange County, bringing its total branch network to 58 branches in Florida and one branch in Georgia.

- Substantial Asset Growth - Since the Change in Control, Bancshares has increased in asset size from approximately $168.7 million to approximately $2.2 billion at June 30, 1998. The Proposed Mergers, if all are consummated, will increase the total asset size of Bancshares to approximately $2.5 billion. This asset growth is largely attributable to bulk purchases of loan portfolios and deposit assumptions such as the CrossLand Purchase and Assumption, acquisitions of other financial institutions such as Firstate, FFO, Lochaven and Lochaven, branch purchases such as the NationsBank and Dime Branch purchases, the opening of new branches and internally-generated deposit and loan growth.

- Increased Mortgage Banking and Other Fee-Generating Activities - Bancshares has increased its non-interest income through improved revenue from an expanded line of deposit products and through the establishment of Flagship, with its emphasis on mortgage banking activities, both in absolute terms and as a relative percentage of its net income. In 1997, Flagship contributed approximately $15.3 million in non-interest income (over 60% of total non-interest income) and $2.8 million in pre-tax income to Bancshares. Bancshares has also increased its non-interest income through improved revenue from an expanded line of deposit products. As a result of Bancshares having expanded its sources and amounts of fee income, total non-interest income was 1.85% of average assets in 1997, as compared to 0.63% in 1994, the first full year after the Change in Control.

- Improved Asset Quality Ratios - A significant portion of the assets of Republic at the time of the Change in Control and the assets acquired in the CrossLand Purchase and Assumption were nonperforming. As a result, Republic's nonperforming assets were $44.2 million, or 5.66% of total assets, at year-end 1993. At June 30, 1998, nonperforming assets of Bancshares had been reduced to $38.5 million, or 1.79% of total assets, primarily through the implementation of consistent loan underwriting policies and procedures, centralization of all credit decision functions, increasing the size of the loan portfolio, write-offs and sales of ORE. However, the level of Bancshares' nonperforming assets continues to be higher than that of peer group institutions. See "Risk Factors-Nonperforming Assets."

- Management of Financial Risks - One of Bancshares' primary objectives is to reduce fluctuations in net interest income caused by changes in market interest rates and changes in the value of its mortgage loans held for sale. To manage this interest rate risk, Bancshares generally limits holding loans in its portfolio to those that have variable interest rates tied to interest-sensitive indices and actively manages the maturities within its investment portfolio. Bancshares also engages in various hedging activities to reduce its exposure to the interest rate risks attributable to mortgage loans held pending subsequent sale or securitization.


                   [Balance of page intentionally left blank]

                     CERTAIN INFORMATION CONCERNING LOCHAVEN

GENERAL

Lochaven was organized under the laws of the United States in December 1985. As of June 30, 1998, Lochaven had total assets of $59.6 million, total deposits of $49.8 million and total stockholders' equity of $2.8 million. Lochaven's main office is located at 2415 North Orange Avenue, Orlando, Florida 32804, and its telephone number is (407) 898-0022. Its mortgage and administrative office is located at 2410 North Orange Blossom Trail, Orlando, Florida 32804, and its telephone number is (407) 426-7622.

Lochaven is a federally chartered savings and loan association which conducts business from its headquarters and main office in Orlando, Florida, and two Loan Production Offices in Florida. Lochaven was founded in December 1985 as a federally chartered stock savings and loan association. Lochaven's deposits are insured by the FDIC through the SAIF. Until recently, Lochaven conducted a mortgage banking operation consisting primarily of originating government-insured first mortgage loans from mortgage brokers and other third-party originators for resale. This operation was conducted through a wholly-owned subsidiary, Independence Mortgage Corporation of America ("IMCA"), which was acquired by Lochaven from First Federal Savings & Loan of South Carolina in 1989. Over the past several years, IMCA has incurred net losses which have contributed to a decrease in Lochaven's earnings and capital. In August 1997, in an effort to reduce expenses and consolidate responsibilities, IMCA's operations and personnel were transferred to Lochaven. Following the signing by Lochaven and Bancshares of the Agreement on March 6, 1998, Bancshares and Lochaven entered into an agreement which transitioned from Lochaven to Bancshares a significant portion of Lochaven's mortgage banking offices and personnel. Accordingly, as of the date of this Proxy Statement, Lochaven primarily conducts a business as a savings bank, although it still retains two loan production offices to assist in the generation of mortgage loans for retention by Lochaven or resale.

The principal business of Lochaven is to attract deposits, primarily in the form of savings deposits from the general public, and to invest these funds, together with borrowings and other funds, in loans, securities and other investments. Loans are primarily made to enable borrowers to purchase, refinance, construct or improve residential and other real estate and are secured by mortgages on the real estate. Funds are also provided for the operations of Lochaven through proceeds from the sale of loans, repayment of outstanding loans, and borrowings from the FHLB. Lochaven's operating results depend substantially on (i) net interest income (the difference between its interest income and interest expense), (ii) origination and sale of loans and loan servicing, (iii) provisions for losses on loans and foreclosed real estate, (iv) noninterest income, (v) noninterest expenses and (vi) income taxes. Net interest income is determined primarily by interest rate spread and the relative amounts of interest-earning assets (primarily loans, securities and other investments) and interest-bearing liabilities (primarily deposits and borrowings).

LENDING ACTIVITIES

At June 30, 1998, Lochaven's loans held for sale and net loan portfolio totaled $52.3 million, representing approximately 87.7% of its $59.6 million of total assets at that date. The principal categories of loans include conventional residential mortgage loans, nonresidential real estate loans, loans which are insured by the Federal Housing Administration ("FHA") or partially guaranteed by the Department of Veterans Affairs ("VA"), residential construction loans, and consumer loans.

As a federally chartered savings and loan association, Lochaven has general authority to originate and purchase loans secured by real estate located throughout the United States. Notwithstanding this nationwide lending authority, substantially all of the mortgage loans in Lochaven's portfolio are secured by properties located in Florida. Moreover, substantially all of Lochaven's nonmortgage loan portfolio consists of loans made to residents and businesses located in the Florida counties of Osceola, Lake, Seminole, and Orange.

For additional information on Lochaven's lending activities, particularly the composition of its loan portfolio, see "Lochaven Management's Discussion and Analysis of Financial Condition and Results of Operations."

Origination and Sale of Loans

Applications for residential mortgage loans are taken at Lochaven's loan production offices. Residential loan applications are primarily attributable to referrals from builders and real estate brokers, existing customers and, to a lesser extent, walk-in customers.

Applications are obtained by full-time employees located at Lochaven Loan Production Offices. Mortgage loan applications are processed, and all underwriting is done at Lochaven's administrative office or its loan production offices.

Lochaven has established various levels of review and approval of loans. Under current loan policies, most first mortgage loans are approved by certain designated officers or Lochaven's underwriters. Mortgage loans on commercial real estate, nonconforming residential loans, loans to employees, and loans to a single borrower of $500,000 or more (individually or in the aggregate) require approval by the Loan Committee of the Board of Directors.

Substantially, all of Lochaven's nonconstruction one-to-four family residential first mortgage loans are originated under terms and conditions which will facilitate their sale in the secondary mortgage market. Generally, such loans are sold as whole loans or through securitization. Although such sales have in the past consisted primarily of fixed-rate loans, Lochaven has on occasion sold adjustable-rate loans ("ARMs"). Such loan sales are intended to increase Lochaven's income and assist Lochaven in better matching the maturities and interest-rate sensitivity of its assets and liabilities or to improve its cash position.

As of June 30, 1998, Lochaven serviced $2.1 million of loans for others. Lochaven's portfolio of loans serviced for others generally, consists of loans on one-to-four family residential properties located in the State of Florida. In addition, as of June 30, 1998, Lochaven serviced $1.3 million in loans sold with agreements to repurchase.

For additional information regarding the total loans originated, sold and repaid (including loans held for sale) during the three months ended June 30, 1998 and each of the years in the three year period ended December 31, 1997, see "Lochaven Management's Discussion and Analysis of Financial Condition and Results of Operations."

Residential Real Estate Loans

Historically, savings institutions such as Lochaven have concentrated their lending activities on the origination of permanent loans secured primarily by first mortgage liens on existing residential real estate. At June 30, 1998, $48.0 million or 90.3% of Lochaven's total loan portfolio consisted of such loans. Of this amount, $20.9 million consisted of one-to-four family residential loans (excluding $24.6 million which were deemed held for sale at such date).

Residential ARMs currently originated by Lochaven have up to 30-year terms and an interest rate which adjusts annually based upon changes in an index, plus a margin. Such indices are based on the weekly average yield of the one-year, three-year, or five-year U.S. Treasury securities adjusted to a constant maturity, as made available by the Federal Reserve Board. There is generally a
1.0 % to 2.0 % cap on any increase or decrease in the interest rate per annum, and there is generally a limit of 4.0 % to 6.0 % on the amount that the interest rate can adjust over the life of the loan. Although Lochaven generally offers discounts of 1 % to 3 % on the interest rate on its ARMs during the first year of the mortgage loan for competitive reasons, Lochaven determines a borrower's ability to pay at the higher of 200 basis points above the initial interest rate or a minimum of 7%.

ARMs decrease the risks associated with changes in interest rates, but involve other risks because as interest rates increase the underlying payments by the borrower increase, thus increasing the potential for default. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates.

Lochaven continues to originate fixed-rate residential mortgage loans with terms up to 30 years in order to provide a full range of products to its customers. Substantially, all such loans are originated under terms, conditions and documentation which make them eligible for sale to FHLMC, FNMA and other secondary market investors. Although these loans generally provide for repayments of principal over a fixed period of 15 to 30 years, it has been Lochaven's experience that because of prepayments and due-on-sale clauses, such loans generally remain outstanding for a substantially shorter period of time.

FHA and VA Lending

Lochaven originates single-family loans made pursuant to the FHA insurance programs under the National Housing Act, and loans made pursuant to the VA program under the Serviceman's Loan Guaranty Readjustment Act of 1944. Lochaven originated an aggregate of $25.8 million and $50.7 million of FHA and VA loans for the six months ending June 30, 1998, and the year ended December 31, 1997, respectively. The addition of these single-family lending programs has enabled Lochaven to continue to expand the product range offered to its customers. Substantially, all of such loans originated are sold in the secondary market.

Loans Secured by Other Properties

Nonresidential real estate loans and multifamily real estate loans originated by Lochaven are primarily secured by strip shopping centers, office buildings, duplexes and apartments, unimproved land and building lots and churches located within Lochaven's primary market area. Although terms are determined and may vary on a case-by-case basis, loans secured by other properties generally have amortization schedules of 20 to 25 years, some require a balloon payment after periods of three to five years and may have either fixed or adjustable interest rates.

Loans secured by other properties are generally considered to involve a higher level of risk than single-family residential lending due to the concentration of principal in a limited number of loans and borrowers, and the dependency on income production or future development of the real estate. Loans secured by other properties amounted to $7.3 million or 13.8% of Lochaven's total loan portfolio at June 30, 1998.

Construction Loans

Construction loans (net of loans in process) for the construction of single-family residential properties amounted to $10.6 million or 19.9% of Lochaven's total loan portfolio at June 30, 1998. Lochaven provides fixed-rate and adjustable-rate residential construction loans to selected developers with whom Lochaven is familiar and who have a record of successfully completing projects and, to a lesser extent, to individuals building their primary or secondary residence. Generally, loans to both individuals and developers are made with terms of six to eighteen months, depending on the magnitude of the project. With respect to individuals the construction loan is generally made in connection with the granting of the permanent financing on the property. Such loans convert to permanent loans at maturity or upon completion of construction, whichever occurs first.

Lochaven offers adjustable-rate loans with terms of up to seven years for the construction of commercial properties such as office buildings and shopping centers. Advances on these loans are generally made on a percentage of completion basis, usually consisting of four or more draws. Such construction loans totaled $581,000 at June 30, 1998.

Construction loans afford Lochaven the opportunity to increase the interest rate sensitivity of its loan portfolio and with respect to nonresidential properties, to receive higher yields than those obtainable on single-family residential loans. These higher yields correspond to the higher risks associated with construction loans. Construction lending is generally considered to involve a higher degree of risk than long-term financing on improved, owner-occupied real estate. Risk of loss on construction loans is dependent largely upon the accuracy of the initial appraisal of the property's projected value at completion of construction as well as the estimated cost of construction, including interest. During the construction phase, a number of factors could result in delays and cost overruns. If either estimate proves to be inaccurate and the borrower is unable to provide additional funds, the lender may be required to advance funds beyond the amount originally committed to permit completion of the project and/or be confronted at the maturity of the construction loan with a project whose value is insufficient to assure full payment.

Consumer and Commercial Loans

Lochaven offers certain types of consumer and commercial loans in order to provide a full range of financial services to its customers. Consumer and commercial loans, which totaled $160,000 at June 30, 1998, generally have shorter terms and higher interest rates than mortgage loans and generally involve more risk than single-family residential mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral.

The consumer and other loans offered by Lochaven include loans for the purchase of both new and used automobiles and boats, deposit account loans, home improvement and home equity loans. Lochaven also makes unsecured consumer and commercial loans to individuals and businesses who are established customers. Credit lines are also offered on a secured (usually by real estate) basis.

LOAN FEE INCOME

In addition to interest earned on loans, Lochaven receives income from fees in connection with loan originations, loan modifications, late payments, prepayments and for miscellaneous services related to its loans. Income from such activities varies with the volume and type of loans made as well as competitive conditions.

Lochaven charges loan origination fees which are calculated as a percentage of the amount borrowed. Loan origination fees generally amount to 1.0% to 2.0% of the amount borrowed in the case of a mortgage loan. Loan origination fees are not obtained in connection with consumer loans.

Lochaven accounts for loan fees in accordance with Statement of Financial Accounting Standards No. 91 ("SFAS 91"), "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. SFAS 91 requires that loan fees, net of certain specific incremental direct loan origination costs, be deferred and accreted into income over the estimated life of each loan as a yield adjustment. However, upon sale of a loan, the remaining unamortized deferred fees related thereto are recognized into income.

NONPERFORMING LOANS AND FORECLOSED REAL ESTATE

When a borrower fails to make a required payment on a loan, Lochaven attempts to cure the deficiency by contacting the borrower and seeking payment. Initial contact is generally made on the fifteenth day after a payment is due. If a delinquency extends beyond 30 days, the loan and payment history is reviewed and measures may be instituted to remedy the default. While Lochaven generally prefers to work with borrowers to resolve such problems, it does institute foreclosure proceedings, as necessary, to minimize any potential loss. Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income. Lochaven generally does not accrue interest on loans more than 90 days past due.

Property acquired by Lochaven as a result of foreclosure is classified as foreclosed real estate ("REO"). When a property is taken back, it is recorded at the lower of fair value (less estimated selling costs) or the principal balance of the loan at the date of acquisition. Costs incurred for the improvement or development of such property are capitalized, while costs relating to holding the property are charged to operations.

For additional information regarding nonaccrual loans, loans which were 90 days or more delinquent but on which Lochaven was accruing interest, loans which have been restructured due to financial difficulties with the borrower, and foreclosed real estate held by Lochaven, as well as interest income that would have been recorded under the original terms of such loans and the interest income actually recognized, see "Lochaven Management's Discussion and Analysis of Financial Condition and Results of Operations."

At June 30, 1998, loans on nonaccrual status totaled $1.5 million, including $1.4 million in single family residential loans. During the six months ending June 30, 1998, and the full year of 1997, approximately $45,000 and $131,000, respectively, in interest income would have been recorded on loans accounted for on a nonaccrual basis and troubled debt restructurings if each loan had been current in accordance with its original contract and had been outstanding throughout the period. These amounts were not included in the Lochaven interest income in the respective periods. There were no loans which were 90 or more days past due and continued to accrue interest at June 30, 1998.

Foreclosed real estate includes property acquired by foreclosure. Total foreclosed real estate at June 30, 1998 and December 31, 1997 was $641,000 and $431,000, respectively. As of June 30, 1998, Lochaven's inventory of foreclosed real estate was comprised of eight single-family residences.

When a loan is transferred to foreclosed real estate, a new appraisal of the underlying property is ordered. Lochaven calculates the estimated fair value of the collateral (that is, the proceeds anticipated from the sale of the collateral, less estimated selling costs), and the asset is carried at the lower of the balance of the loan transferred or the estimated fair value. While the property is held, management evaluates on at least a quarterly basis whether the estimated fair value should be adjusted due to changes in the real estate market or other factors which may in the opinion of management affect the ultimate sales price. Such evaluation may consider, among other things, current operating information available on the properties, changes in the disposition or marketing plan of individual properties, and changes in management's assessment of local real estate market values. If the revised fair value is below the current carrying value of the property, the carrying value is adjusted by a change to earnings, and a corresponding increase in the allowance for losses on real estate owned. Lochaven does not generally update the appraisal unless requested by the regulatory authorities or unless management otherwise believes that an updated appraisal would be beneficial in assisting it in evaluating fair value. Lochaven's practice of not updating appraisals on a more frequent periodic basis may increase the risk that Lochaven will experience delays or discrepancies in recognizing and providing for adverse changes in the valuation of its foreclosed real estate or other nonperforming assets. The adjustments, if any, required upon the receipt of updated appraisals could have a material adverse effect on the results of operations and financial and capital positions of Lochaven.

As to new loans, current appraisals are ordered for all real estate mortgages at the time of loan submission. Otherwise, Lochaven does not generally order an updated appraisal unless the loan has a call or a balloon provision, in which case a new appraisal may be requested prior to reviewing the renewal, depending upon the type of property, its location and physical condition.

ALLOWANCE FOR LOSSES ON LOANS AND FORECLOSED REAL ESTATE

It is Lochaven's policy to establish and maintain adequate reserves for losses on loans and foreclosed real estate. At June 30, 1998, Lochaven had reserves for losses on loans and foreclosed real estate amounting to $791,000. The management of Lochaven periodically reviews the adequacy of the allowance for losses on loans and foreclosed real estate. Such review includes an analysis of Lochaven's historical experience, the volume and type of lending conducted by Lochaven, industry standards, the status of past due principal and interest payments, directives of the OTS, general economic conditions, particularly as they relate to Lochaven's market area, the credit condition of the borrowers, current fair market values of collateral and foreclosed real estate and other factors related to the collectibility of Lochaven's loan portfolio.

Pursuant to applicable regulations, the OTS has the authority to require Lochaven to increase its loss allowances if the agency determines that the allowances are inadequate. The estimation of appropriate levels of loss allowances is a process that involves a high degree of subjectivity, and the regulatory authorities may arrive at conclusions that differ from management's regarding the adequacy of loss allowance levels. Although management believes that Lochaven's loss allowances were adequate as of June 30, 1998, Lochaven is unable to predict whether the OTS will propose that Lochaven increase its loss allowances. Future events, such as increased interest rates, a downturn in the Florida economy, or adverse developments with respect to specific loans or other assets could also require adjustments to Lochaven's loss allowances. Such adjustments would likely have a material adverse effect on the Company's operating results and could have a material adverse effect on its financial condition.

For additional information regarding activity in Lochaven's allowance for loan losses during the three months ended June 30, 1998 and each of the years in the three-year period ended December 31, 1997, see "Lochaven Management's Discussion and Analysis of Financial Condition and Results of Operations."

SECURITIES

Lochaven held no investment securities at June 30, 1998 or December 31, 1997.

SOURCES OF FUNDS

Deposits obtained through Lochaven's office have traditionally been the principal source of Lochaven's funds for use in lending and for other general business purposes. To a lesser extent, Lochaven also derives funds from amortization and prepayments of outstanding loans, sales of loans, and borrowings from the Federal Home Loan Bank of Atlanta.

DEPOSITS

Lochaven currently offers deposit products including passbook and statement savings and demand accounts, NOW accounts, money market accounts, and certificates of deposit ranging in terms from three months to ten years. Included among these deposit products are Individual Retirement Account ("IRA") certificates. Substantially all of Lochaven's deposits are obtained from individual and business residents of Orange County, Florida. The principal methods used by Lochaven to attract deposits include offering a wide variety of products and services, competitive interest rates and a convenient office location and hours. Lochaven is a member of the HONOR ATM network.

For additional information regarding the distribution of Lochaven's deposits by type of deposit as of June 30, 1998 and December 31, 1997, see "Lochaven Management's Discussion and Analysis of Financial Condition and Results of Operations."

Lochaven has been required by market conditions to rely increasingly on money market accounts and other types of deposit accounts that are more responsive to market interest rates than passbook accounts and fixed-rate, fixed-term certificates that were historically primary sources of deposits. In recent years, Lochaven has priced its deposits to be competitive with other financial institutions conducting business in its market area, but has not attempted to match the highest rates paid by competing institutions. The ability of Lochaven to attract and maintain deposits and Lochaven's cost of funds have been and will continue to be significantly affected by economic and competitive conditions.

For additional information regarding the net deposit flows of Lochaven during the six months ended June 30, 1998 and each of the years in the two-year period ended December 31, 1997, see "Lochaven Management's Discussion and Analysis of Financial Condition and Results of Operations." The decrease in deposits during 1997 and in the first six months of 1998 was primarily attributable to management's efforts to improve Lochaven's capital ratios by reducing its assets to meet restrictions imposed on Lochaven's growth by Federal regulatory authorities.

For additional information on Lochaven's deposits, including time deposits by interest rate and jumbo (over $100,000) time deposits, see "Lochaven Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of June 30, 1998, Lochaven had no deposits of public funds.

BORROWINGS

Lochaven may obtain advances from the Federal Home Loan Bank of Atlanta utilizing certain of its residential mortgage loans, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Such advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending, as well as to assist the efforts of members to establish better asset and liability management through the extension of maturities of liabilities. As of June 30, 1998, Lochaven had outstanding Federal Home Loan Bank advances totaling $3.8 million. In addition, Lochaven had $1.3 million in other borrowings at June 30, 1998, which represented loans sold with agreements to repurchase.

COMPETITION

Lochaven faces intense competition in its market areas from major banking and financial institutions, including many which have substantially greater resources, name recognition and market presence than Lochaven. Particularly intense competition exists for attracting and retaining deposits and lending funds. Lochaven competes for deposits principally by offering depositors a variety of deposit programs. Lochaven does not rely upon any individual group or entity for a material portion of its deposits.

Lochaven's competition for real estate loans comes primarily from mortgage banking companies, other savings institutions and commercial banks, many of which have higher legal lending limits than Lochaven. Lochaven competes for loan originations primarily through the interest rates and loan fees it charges, and the efficiency and quality of services it provides borrowers, real estate brokers and builders. Factors which affect competition include the general and local economic conditions, current interest rate levels and volatility in the mortgage markets.

LITIGATION

Lochaven is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Lochaven management does not believe that the amount of ultimate liability with respect to legal actions would have a material adverse effect on the financial position of Lochaven.

EMPLOYEES

Lochaven had 63 full-time employees and 1 part-time employee as of June 30, 1998. None of these employees is represented by a collective bargaining agent, and Lochaven believes that it enjoys good relations with its personnel.

                                   MANAGEMENT

Board of Directors: Lochaven has three classes of Director, with staggered terms of three years each. The Board of Directors of Lochaven currently consists of six directors. The following table sets forth certain information with respect to the directors of Lochaven.

                               DIRECTOR OR OFFICER    TERM        PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
NAME AND AGE                   OF LFSL SINCE          EXPIRES     DURING PAST FIVE YEARS
CLASS I DIRECTORS

Patricia A. Schwartz, 67              1985             1999       Chairman of the Board of Directors, Lochaven Federal
                                                                  Savings & Loan, Former Orlando City Commissioner,
                                                                  and a real estate investor

J. Michael Murphy, 58                 1988             1999       President, Drum Service Co. of Florida, Zellwood,
                                                                  Florida

Joseph Wittenstein, 84                1985             1999       Retired CPA and self-employed business consultant

CLASS II DIRECTORS

Robert O. Smedley, 52                 1995             2000       President & CEO, Lochaven Federal Savings & Loan
                                                                  Association

Frances S. Pignone, 57                1985             2000       Personal Investments - Real Estate, Former Orange
                                                                  County Commissioner, Former Board Member and
                                                                  Chairman of the St. Johns Water Management District
                                                                  and East Central Florida Regional Planning Council

CLASS III DIRECTORS

Richard H. Adams, 59                  1985             2001       Attorney, Adams & Spears, P.A., Orlando

Executive Officers: The following sets forth information regarding the executive officers of Lochaven. The officers of Lochaven serve at the pleasure of the Board of Directors.

NAME AND AGE                        PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS
Robert O. Smedley, 52               President & CEO, Lochaven Federal Savings & Loan Association, 1995 to present,
                                    Chairman and CEO, Independence Mortgage Corporation of America, 1995 to 1997
                                    (Merged into Lochaven), Supervisory Managing Agent, Resolution Trust Corp,
                                    1990-1995

Thomas B. Hury, 48                  CFO, Lochaven Federal Savings & Loan Association, 1987 to present

ASSET/LIABILITY MANAGEMENT

Lochaven, like most other savings institutions, is engaged primarily in the business of investing funds obtained from deposits, borrowings and other sources, in loans, securities and other investments. Consequently, the Company's earnings depend to a significant extent on its net interest income, which is the difference between the interest earned on loans, securities and other investments, and the interest paid on deposits and borrowings. Lochaven is subject to interest rate risk, and corresponding fluctuations in its net interest income, to the extent that its interest-earning assets and interest-bearing liabilities do not mature or reprice at the same time.

Asset/Liability management policies are employed in an effort to reduce the Company's exposure to interest rate risk and thereby reduce the volatility of net interest income. The primary goal of these policies is to achieve a reasonable interest rate spread while reducing the repricing imbalance by increasing the interest rate sensitivity and shortening the repricing period of the Company's interest-earning assets and lengthening the repricing period of its interest-bearing liabilities.

In order to increase the interest-rate sensitivity of its interest-earning assets, Lochaven has emphasized the origination of residential mortgage loans with adjustable interest rates and loans with short-term maturities. Lochaven also has sought in recent years to diversify and increase the interest-rate sensitivity of its loan portfolio by emphasizing the origination of construction loans for residential properties within its primary market area. Such loans generally provide for contractual maturities within one year. Although competitive pressures require Lochaven to offer long-term, fixed-rate mortgage loans, most such loans are originated under terms and conditions intended to permit their sale in the secondary market.


                   [Balance of page intentionally left blank]

                LOCHAVEN MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Lochaven is a federally-chartered SAIF-insured savings and loan association which specializes in mortgage lending. It operates one banking office in Orlando, Florida and has two loan production offices in Central Florida. Lochaven conducts general thrift banking business which consists of taking deposits from the general public and applying those funds to the origination of loans, which are primarily mortgage loans. Through its mortgage banking division, the majority of these loans are sold into the secondary market. Lochaven's profitability depends primarily upon fees associated with the origination of loans, servicing release premiums from the sale of servicing, and net interest income, which is the difference between interest income generated from interest-earning assets less the interest expense incurred on interest-bearing liabilities. Net interest income is affected by the relative amounts of these interest-earning assets and interest-bearing liabilities and the interest rate on these balances.

Net interest income is dependent upon Lochaven's interest rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. During the six months ended June 30, 1998 and the year ended December 31, 1997, Lochaven's return on average assets was 0.24% and (1.41)% respectively.

Lochaven's profitability is affected by several factors, including the level of noninterest income and expenses, the provision for loan losses, and the effective tax rate. Noninterest income consists primarily of loan service charges and other fees. Lochaven's noninterest expenses primarily consists of salary and employee benefits, occupancy expense, deposit insurance premium, and other operating expenses.

As of June 30, 1998, total assets of Lochaven were $59.6 million, an increase of
 .42% compared to total assets of $59.4 million as of December 31, 1997. During the six months ended June 30, 1998, net loans receivable increased $10.1 million or 56.7%. During the same period, loans held for sale decreased $7.4 million or 23.2%. Lochaven's cash and cash equivalents decreased from $7.0 million at December 31, 1997 to $2.6 million at June 30, 1998. Lochaven's deposits decreased from $54.4 million as of December 31, 1997 to $49.8 million as of June 30, 1998. Lochaven's net income was $70,000 for the six months ended June 30, 1998 compared to a net loss of $(107,000) for the same period in 1997. The increase in net earnings is primarily due to an increase in noninterest income and a decrease in noninterest expense.

REGULATION AND LEGISLATION

As a federally-chartered savings and loan association, Lochaven is subject to extensive regulation by the OTS and the FDIC, and it files reports with those regulators concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the OTS to monitor Lochaven's compliance with the various regulatory requirements. During 1995, the Board of Directors of Lochaven signed a Supervisory Agreement with the OTS which provides that Lochaven is restricted from taking the following action without prior OTS approval: (i) increasing its asset size (as reported on Lochaven's quarterly thrift financial report) during a calendar quarter in excess of the amount of interest credited on deposit liabilities during that quarter; (ii) modifying any employment agreement with any senior officer or director; (iii) entering into any contract for goods or services outside the normal operations of its business; and (iv) making any capital distributions. In addition, Lochaven was required to reduce its level of classified assets to a specified level of regulatory capital and to maintain sufficient regulatory capital to meet the prompt corrective action requirements of a well capitalized institution. As set forth in the table at "-Regulatory Capital Requirements" below, Lochaven's capital levels at December 31, 1997 did not meet the prompt corrective action requirements for a well capitalized institution. In addition, Lochaven was not in compliance with the requirement to maintain a level of classified assets of less than 75.0% of regulatory capital. In response to these instances of noncompliance with the Supervisory Agreement, Lochaven filed a capital plan and operating budget with OTS which set forth management's proposed actions to rectify the deficiencies. On April 23, 1998, the OTS notified Lochaven that it considered the pending merger with Bancshares acceptable compliance with the requirement of the Supervisory Agreement for plans and strategies for improving Lochaven's capital position. In addition, pending consummation of the Merger, the OTS lowered the minimum capital requirements set forth in the Supervisory Agreement, such that Lochaven is required to maintain regulatory capital equal to the adequately capitalized, versus well capitalized, prompt corrective action capital standards.

Lochaven management believes, as of June 30, 1998, subject to the foregoing, that Lochaven was substantially in compliance with the provisions of the Supervisory Agreement.

YEAR 2000 ISSUES

In the next two years, many companies, including financial institutions such as Lochaven, will face potentially serious issues associated with the inability of existing data processing hardware and software to appropriately recognize the calendar dates beginning in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered may read entries for the year 2000 as the year 1900 and compute payment, interest, or delinquency based on the wrong date, or are expected to be unable to compute payment, interest, or delinquency. In late 1997, Lochaven began the process of identifying the many software applications and hardware devices expected to be impacted by this issue. Lochaven has also formatted and begun implementation of a plan to address issues related to its "Mission Critical" computer hardware, software, and applications which complies with Federal Financial Institutions Examination Council Year 2000 compliance guidelines as promulgated by the OTS. Lochaven outsources its principal data processing activities to a third party and purchases most of its software applications from third party vendors. Lochaven believes that its vendors and its significant customers are actively addressing the problems associated with the Year 2000 issues. Lochaven, in cooperation with its service providers and vendors, has met all applicable regulatory deadlines and intends to meet the remaining regulatory deadlines promulgated by the OTS. Management has met with representatives of Bancshares and has formulated a plan to convert to Bancshares' data processing system on or immediately after the date of merger. Accordingly, Lochaven's year 2000 plan incorporates the expected conversion to Bancshares' system prior to December 31, 1998. However, there can be no assurance that Lochaven will not be adversely affected by the failure of third party vendors or significant customers of Lochaven to become Year 2000 compliant.

CREDIT RISK

Generally, interest on loans is accrued and credited to income based upon the principal balance outstanding. It is management's policy to discontinue the accrual of interest income and classify a loan as nonaccrual when principal or interest is past due 90 days or more and the loan is not adequately collateralized, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. If a loan or a portion of a loan is classified as doubtful or partially charged-off, the loan will be classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days also may be classified as nonaccrual if repayment in full of principal, interest, or both is in doubt. Consumer installment loans will be charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection.

Loans will not be returned to accrual status until principal and interest payments are brought current and future payments appear certain. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Real estate acquired by Lochaven as a result of foreclosure or acceptance of deeds in lieu of foreclosure is classified as foreclosed real estate. These properties are recorded on the date acquired at fair value. If the fair value after deducting the estimated selling costs of the acquired property is less than the recorded investment in the related loan, the estimated loss is charged to the allowance for loan losses. The resulting carrying value established at the date of foreclosure becomes the new cost basis for subsequent accounting. After foreclosure, if the fair value less estimated selling costs of the property becomes less than its new cost basis, the deficiency is charged to the provision for losses on foreclosed real estate. Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property for sale are charged as an expense.

NONPERFORMING LOANS

The following table sets forth certain information regarding nonaccrual loans, nonperforming loans, and foreclosed real estate, including the ratio of such loans and foreclosed real estate to total assets as of the dates indicated, and certain other related information.

                                                                              At
                                                                -----------------------------
                                                                June 30,       December 31,
                                                                --------       ------------
                                                                  1998       1997       1996
                                                                  ----       ----       -----
                                                                    (Dollars in thousands)
Nonaccrual loans:
  Residential real estate loans                                  $1,364     $2,499     $1,877
  Consumer loans and other                                          102         --         --
                                                                 ------     ------     ------
      Total nonaccrual loans                                      1,466      2,499      1,877
                                                                 ------     ------     ------
      Total nonperforming loans(1)                                1,466      2,499      1,877
Foreclosed real estate                                              641        431        455
                                                                 ------     ------     ------
Total nonperforming loans and foreclosed real estate             $2,107     $2,930     $2,332
                                                                 ======     ======     ======
Total nonperforming loans to total assets                          2.46%      4.21%      2.50%
                                                                 ======     ======     ======
Total nonperforming loans and foreclosed real estate to total
assets                                                             3.53%      4.94%      3.10%
                                                                 ======     ======     ======

(1) There were no accruing loans which are contractually past due 90 days or more as to principal and interest.

Interest income that would have been recorded under the original terms of nonaccrual loans and the interest income actually recognized are summarized below:

                                                      Six Months Ended           Year Ended
                                                          June 30,               December 31,
                                                      ----------------           ------------
                                                     1998         1997         1997         1996
                                                     ----         ----         ----         ----
Interest income that would have been recognized    $ 61,713     $120,400     $199,523     $155,825
Interest income recognized                          (17,080)     (12,921)     (68,345)     (84,335)
                                                   --------     --------     --------     --------

Interest income foregone                           $ 44,633     $107,479     $131,178     $ 71,490
                                                   ========     ========     ========     ========

In originating loans, Lochaven recognizes that loan losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan as well as general economic conditions. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, Lochaven's historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality.

The allowance for loan losses has been established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance due to changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance.

Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, there can be no assurances that such allowances will be adequate if economic conditions differ from the economic conditions in the assumptions used in making the initial determinations.

During 1997, Lochaven experienced an increase in expenses related to the repurchase of loans previously sold to third parties. Those expenses, which represent primarily the payment of delinquent interest to the purchaser, refund of servicing release premiums to the purchaser and legal expenses, were previously expensed as incurred. In the fourth quarter of 1997, Lochaven established $300,000 of reserves for potential losses on future repurchases of loans. Those reserves are included in Lochaven's allowance for loan losses. At June 30, 1998, the allowance for loan losses included $266,000 of reserves for potential losses on future repurchases of loans.

The following table sets forth information with respect to activity in Lochaven's allowance for loan losses during the periods indicated:

                                                Six Months Ended                   Year Ended
                                                    June 30,                       December 31,
                                             ---------------------      ---------------------------------
                                               1998         1997          1997         1996         1995
                                               ----         ----          ----         ----         ----
                                                                 (Dollars in thousands)
Allowance at beginning of period             $    871          699          699          766          861
Charge-offs                                      (129)        (128)        (346)        (112)        (251)
Recoveries                                         --           --           --           --           15
Provision for loan losses                          49           37          518           45          141
                                             --------      -------      -------      -------      -------
Allowance at end of period                   $    791          608          871          699          766
                                             ========      =======      =======      =======      =======
Ratio of allowance to period-end loans           1.49%        1.40%        1.72%        1.20%        1.17%
Ratio of allowance to nonperforming loans       53.96%       22.41%       34.85%       37.24%       57.64%
Period end total loans                       $ 53,148       43,322       50,529       58,031       65,254
                                             ========      =======      =======      =======      =======
Nonperforming loans                             1,466        2,713        2,499        1,877        1,329
                                             ========      =======      =======      =======      =======


The following table presents information regarding Lochaven's total allowance for loan losses as well as the allocation of such amounts to the various categories of loans:

                                        At June 30,                   At December 31,
                                   --------------------  ------------------------------------------
                                          1998                  1997                  1996
                                          ----                  ----                  ----
                                             % of Loans            % of Loans            % of Loans
                                              to Total              to Total              to Total
                                   Amount      Loans     Amount      Loans     Amount      Loans
                                   ------    ----------  ------    ----------  ------    ----------
                                                       (Dollars in thousands)
Residential real estate            $   442      72.12%   $   510      68.23%   $   602      59.41%
Commercial real estate, land
  & construction loans                  80      27.32%        59      30.72         44      38.42
Commercial                               1       0.49          1       0.78         52       1.27
Consumer Loans and other                 2       0.07          1       0.27          1       0.90
Repurchase of loans                    266         --        300         --         --         --
                                   -------               -------               -------
Total allowance for loan losses    $   791     100.00%   $   871     100.00%   $   699     100.00%
                                   =======               =======               =======

Total gross loans                  $53,148               $50,529               $58,031
                                   =======               =======               =======


RESULTS OF OPERATIONS

The operating results of Lochaven depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Lochaven's interest-rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, Lochaven's net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of its noninterest income, and its noninterest expenses, such as salaries and employee benefits, occupancy expense and provision for losses on foreclosed real estate and income taxes.

The following tables set forth for the period indicated, information regarding
(i) the total dollar amount of interest and dividend income of Lochaven from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income; (iv) interest-rate spread; (v) net interest margin; and (vi) the ratio of average interest-earning assets to average interest-bearing liabilities.

                                                                      Six Months Ended June 30,
                                            -------------------------------------------------------------------------------------
                                                             1998                                         1997
                                            ---------------------------------------       ---------------------------------------
                                            Average      Interest and     Average         Average      Interest and     Average
                                            Balance       Dividends      Yield/Rate       Balance       Dividends      Yield/Rate
                                            -------       ---------      ----------       -------       ---------      ----------
                                                                          (Dolllars in thousands)
Interest-earning assets:
  Loans                                      $51,070        $ 2,166          8.48%         $44,367        $ 2,034          9.17%
  Other interest-earning assets                3,011            125          8.30%          14,979            440          5.87%
                                             -------        -------                        -------        -------
    Total interest-earning assets             54,081          2,291          8.47%          59,346          2,474          8.34%
                                                            -------                                       -------
Noninterest-earning assets                     4,678                                         7,415
                                             -------                                       -------
    Total assets                             $58,759                                       $66,761
                                             =======                                       =======
Interest-bearing assets:
  Savings, NOW and
    money-market accounts                     24,280            511          4.21%          31,938            656          4.11%
  Time deposits                               25,062            710          5.67%          25,144            680          5.41%
  Borrowings                                   2,306             66          5.72%              --             --            --
                                             -------        -------                        -------        -------
    Total interest-bearing liabilities        51,648          1,287          4.98%          57,082          1,336          4.68%
                                                            -------                                       -------
Demand Deposits                                2,520                                         2,463
Noninterest-bearing liabilities                1,794                                         3,568
Stockholders' equity                           2,797                                         3,648
                                             -------                                       -------
    Total liabilities and
      stockholders' equity                   $58,759                                       $66,761
                                             =======                                       =======
Net interest income                                         $ 1,004                                       $ 1,138
                                                            =======                                       =======
Interest rate spread                                                         3.49%                                         3.66%
Net interest margin                                                          3.71%                                         3.84%
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities                                   1.05                                          1.04


                   [Balance of page intentionally left blank]

                                                                          Year Ended December 31,
                                            -------------------------------------------------------------------------------------
                                                             1998                                         1997
                                            ---------------------------------------       ---------------------------------------
                                            Average      Interest and     Average         Average      Interest and     Average
                                            Balance       Dividends      Yield/Rate       Balance       Dividends      Yield/Rate
                                            -------       ---------      ----------       -------       ---------      ----------
                                                                          (Dolllars in thousands)
Interest-earning assets:
  Loans                                      $44,639         $3,884          8.70%         $59,687        $5,187          8.69%
  Other interest-earning assets               12,531            770          6.14%           9,079           644          7.09%
                                             -------         ------                        -------        ------
    Total interest-earning assets             57,170          4,654          8.14%          68,766         5,831          8.48%
                                                             ------                                       ------
Noninterest-earning assets                     6,812                                         7,371
                                             -------                                       -------
    Total assets                             $63,982                                       $76,137
                                             =======                                       =======
Interest-bearing assets:
  Savings, NOW and
    money-market accounts                     32,150          1,235          3.84%          41,202         1,869          4.54%
  Time deposits                               25,644          1,417          5.53%          26,612         1,482          5.57%
  Borrowings                                      --             --            --              291            18          6.19%
                                             -------         ------                        -------        ------
    Total interest-bearing liabilities        57,794          2,652          4.59%          68,105         3,369          4.95%
                                                             ------                                       ------
Demand Deposits                                2,309                                         2,781
Noninterest-bearing liabilities                  647                                         1,376
Stockholders' equity                           3,232                                         3,875
                                             -------                                       -------
    Total liabilities and
      stockholders' equity                   $63,982                                       $76,137
                                             =======                                       =======
Net interest income                                          $2,002                                       $2,462
                                                             ======
Interest rate spread                                                         3.55%                                        3.53%
Net interest margin                                                          3.50%                                        3.58%
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities                                   0.99                                          1.01


                   [Balance of page intentionally left blank]

RATE/VOLUME ANALYSIS

The following table sets forth certain information regarding changes in interest income and interest expense of Lochaven for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

                                         Six Months Ended June 30, 1998 v. 1997
                                         --------------------------------------
                                               Increase (Decrease) Due to
                                               --------------------------
                                           Rate    Volume  Rate/Volume  Total
                                           ----    ------  -----------  -----
Interest earning assets
  Loans                                   $(153)    $ 308     $ (23)    $ 132
  Other interest-earning assets             181      (352)     (144)     (315)
                                          -----     -----     -----     -----
    Total                                    28       (44)     (167)     (183)
                                          -----     -----     -----     -----
Interest-bearing liabilities
  Savings, NOW & money-market accounts       16      (157)       (4)     (145)
  Time Deposits                              33        (2)       (1)       30
  Borrowings                                 --        --        66        66
                                          -----     -----     -----     -----
    Total                                    49      (159)       61       (49)
                                          -----     -----     -----     -----
Net change in net interest income         $ (21)    $ 115     $(228)    $(134)
                                          =====     =====     =====     =====

                                           Year Ended December 31, 1997 vs. 1996
                                           -------------------------------------
                                                 Increase (Decrease) Due to
                                                 --------------------------
                                           Rate      Volume  Rate/Volume    Total
                                           ----      ------  -----------    -----
                                                      (In thousands)
Interest earning assets:
  Loans                                   $   6     $(1,208)    $   (1)    $(1,303)
  Other interest-earning assets             (86)        245        (33)        126
                                          -----     -------     ------     -------
    Total                                   (80)     (1,063)       (34)     (1,177)
                                          -----     -------     ------     -------
Interest-bearing liabilities:
  Savings, NOW & money-market accounts     (286)       (411)        63        (634)
  Time Deposits                             (12)        (54)         1         (65)
  Borrowing                                  --          --        (18)        (18)
                                          -----     -------     ------     -------
    Total                                  (298)       (465)        46         717
                                          -----     -------     ------     -------
Net change in net interest income         $ 218     $  (598)    $  (80)    $  (460)
                                          =====     =======     ======     =======

                                          Year Ended December 31, 1996 vs. 1995
                                          -------------------------------------
                                               Increase (Decrease) Due to
                                               --------------------------
                                           Rate    Volume  Rate/Volume  Total
                                           ----    ------  -----------  -----
                                                    (In thousands)
Interest earning assets:
  Loans                                   $(402)    $(222)       16      (608)
  Other interest-earning assets             (33)      339       (31)      275
                                          -----     -----     -----     -----
    Total                                  (435)      117       (15)     (333)
                                          -----     -----     -----     -----
Interest-bearing liabilities
  Savings, NOW & money-market accounts     (207)      327       (37)       83
  Time Deposits                              12        42        --        54
  Borrowings                                 41      (166)       36      (171)
                                          -----     -----     -----     -----
    Total                                  (236)     (203)       (1)      (34)
                                          -----     -----     -----     -----
Net change in net interest income         $(199)    $ (86)    $ (14)    $(299)
                                          =====     =====     =====     =====

LIQUIDITY AND CAPITAL RESOURCES

A federally-chartered savings and loan association is required to maintain an average liquidity reserve of at least 5.0% of its total transaction accounts. The liquidity reserve may consist of cash on hand, cash on demand with other correspondent banks and other investments and short-term marketable securities as determined by the rules of the Federal Reserve Bank, such as federal funds sold and United States securities guaranteed by the United States. As of June 30, 1998 and December 31, 1997, Lochaven had liquidity of approximately $2.5 million and $6.1 million respectively, or approximately 4.8% and 11.3% of total deposits, respectively.

During the six months ended June 30, 1998, Lochaven's primary source of cash was from the sale of loans as part of mortgage banking and an increase in other borrowings. Cash was used during this period to fund net loan disbursements of $80.0 million and cover deposit outflow of $4.6 million. This resulted in a net decrease in cash and cash equivalents of $4.4 million from December 31, 1997 to June 30, 1998. At June 30, 1998, Lochaven had approved commitments to fund $3.6 million in loans. It is expected that these commitments will be funded from the sale of loans held for sale.

During the year ended December 31, 1997, Lochaven's primary source of cash was from the sale of loans as a result of its mortgage banking operations. Cash was used during this period to fund net loan disbursements of $178.9 million and cover deposit outflow of $11.7 million. This resulted in a net decrease in cash and cash equivalents of $7.9 million from December 31, 1996 to December 31, 1997. At December 31, 1997, Lochaven had approved commitments to fund $12.5 million in loans. It is expected that these commitments will be funded from the sale of loans held for sale.

INVESTMENT ACTIVITIES

At June 30, 1998 and December 31, 1997, Lochaven held no investment securities. While Lochaven does securitize loans for sale, these securities are sold simultaneously with their formation.

REGULATORY CAPITAL REQUIREMENTS

Lochaven is subject to various regulatory capital requirement administered by various regulatory authorities, as well as the provisions of the Supervisory Agreement with OTS. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Lochaven's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Lochaven must meet specific capital guidelines that involve quantitative measures of Lochaven's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Lochaven's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Lochaven to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined).

During 1995, the Board of Directors of Lochaven signed a Supervisory Agreement with the OTS which provides that Lochaven is restricted from taking the following action without prior OTS approval: (i) increasing its asset size (as reported on Lochaven's quarterly thrift financial report) during a calendar quarter in excess of the amount of interest credited on deposit liabilities during that quarter; (ii) modifying any employment agreement with any senior officer or director; (iii) entering into any contract for goods or services outside the normal operations of its business; and (iv) making any capital distributions. In addition, Lochaven was required to reduce its level of classified assets to a specified level of regulatory capital and to maintain sufficient regulatory capital to meet the prompt corrective action requirements of a well capitalized institution. As set forth in the table below, Lochaven's capital levels at December 31, 1997 did not meet the prompt corrective action requirements for a well capitalized institution. In addition, Lochaven was not in compliance with the requirement to maintain a level of classified assets of less than 75% of regulatory capital. In response to these instances of noncompliance with the Supervisory Agreement, Lochaven filed a capital plan and operating budget with OTS which set forth management's proposed actions to rectify the deficiencies. On April 23, 1998, the OTS notified Lochaven that it considered the pending merger with Bancshares acceptable compliance with the requirement of the Supervisory Agreement for plans and strategies for improving Lochaven's capital position. In addition, pending the closing of the Merger, the OTS lowered the minimum capital requirements set forth in the Supervisory Agreement, such that Lochaven is required to maintain regulatory capital equal to the adequately capitalized, versus well capitalized, prompt corrective action capital standards.

Management believes, as of June 30, 1998, that Lochaven is substantially in compliance with the provisions of the Supervisory Agreement and meets all capital adequacy requirements to which it is subject.

As of June 30, 1998, the most recent notification from OTS categorized Lochaven as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, Lochaven must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed Lochaven's category.


                   [Balance of page intentionally left blank]

Lochaven's actual capital amounts and ratios are presented in the following table (dollars in thousands).

                                                                                                        To be Well Capitalized
                                                                                For Capital             Under Prompt Corrective
                                                    Actual                   Adequacy Purposes             Action Provisions
                                                    ------                   -----------------             -----------------
                                             Amount         Ratio          Amount         Ratio          Amount          Ratio
                                             ------         -----          ------         -----          ------          -----
AT JUNE 30, 1998:
Tangible capital, and ratio to
  to adjusted total assets                   $2,738          4.63%         $  888          1.50%         $   --              --
Tier 1 (core) capital, and
  ratio to adjusted total assets              2,738          4.63%          1,776          3.00%          2,960            5.00%
Tier 1 capital, and ratio
  to risk-weighted assets                     2,738          7.04%          1,556          4.00%          2,334            6.00%
Total risk-based capital, and
  ratio to risk-weighted assets               3,228          8.30%          3,112          8.00%          3,890           10.00%

AT DECEMBER 31, 1997
Tangible capital, and ratio
  to adjusted toal assets                     2,628          4.53%            871          1.50%             --              --
Tier 1 (c0re) capital, and
  ratio to adjusted total assets              2,628          4.53%          1,742          3.00%          2,903            5.00%
Tier 1 capital, and ratio
  to risk-weighted assets                     2,628          7.25%          1,450          4.00%          2,175            6.00%
Total risk-based capital, and
  ratio to risk-weighted assets               3,086          8.51%          2,900          8.00%          3,625           10.00%

AT DECEMBER 31, 1996
Tangible capital, and ratio
  to adjusted total assets                    3,685          5.12%          1,080          1.50%             --              --
Tier 1 (core) capital, and
  ratio to adjusted total assets              3,685          5.12%          2,161          3.00%          3,601            5.00%
Tier 1 capital, and ratio
  to risk-weighted assets                     3,685         11.42%          1,290          4.00%          1,935            6.00%
Total risk-based capital, and
  ratio to risk-weighted assets               4,090         12.68%          2,580          8.00%          3,224           10.00%


ASSET AND LIABILITY MANAGEMENT

As part of its asset and liability management, Lochaven has emphasized establishing and implementing internal asset-liability processes, as well as communications and control procedures to aid in managing Lochaven's earnings. Management believes that these processes and procedures provide Lochaven with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring an institution's interest-rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed by dividing rate-sensitive assets by rate-sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations. Lochaven's management continues to monitor asset and liability management policies to better match the maturities and repricing terms of its interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of selling loans originated and maintaining a stable core deposit base.

Lochaven also seeks to maintain a large stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds. The success of Lochaven's deposit strategy is demonstrated by the stability of its core deposit accounts, which totaled $23.8 million and $28.9 million representing 47.9% and 53.2% of total deposits at June 30, 1998 and December 31, 1997 respectively.


                   [Balance of page intentionally left blank]

The following table sets forth certain information relating to Lochaven's interest-earning assets and interest-bearing liabilities at June 30, 1998 and December 31, 1997 that are estimated to mature or are scheduled to reprice within the period shown.

                                                                  One       More
                                                                 Year     Than One
                                                                  Or       Year to    More Than
                                                                 Less     Five Years  Five Years   Total
                                                                 ----     ----------  ----------   -----
                                                                     (Dollars in thousands)
AT JUNE 30, 1998:
Loans receivable                                               $ 38,770       5,197      9,181     53,148
Other rate-sensitive assets                                       1,914          --         --      1,914
                                                               --------      ------      -----     ------

          Total rate-sensitive assets                            40,684       5,197      9,181     55,062
                                                               --------      ------      -----     ------
Deposit accounts:
     Savings, NOW and money-market accounts                      23,837          --         --     23,837
     Time deposits                                               20,511       5,430         --     25,941
     Other borrowings                                             5,150          --         --      5,150
                                                               --------      ------      -----     ------

          Total rate-sensitive liabilities                       49,498       5,430         --     54,928
                                                               --------      ------      -----     ------

Gap (repricing differences)                                    $ (8,634)       (233)     9,181        314
                                                               ========       =====      =====     ======

Cumulative GAP                                                 $ (8,634)     (8,867)       314
                                                               ========       =====      =====

Cumulative Ratio of rate-sensitive assets to rate-sensitive        0.82        0.84       1.00
                                                               ========       =====      =====

Cumulative GAP/total assets                                       (14.5%)     (14.9%)     0.53%
                                                               ========       =====      =====

AT DECEMBER 31, 1997:
Loans receivable                                                 37,826       3,956      8,747     50,529
Other rate-sensitive assets                                       6,516          --         --      6,516
                                                                             ------      -----     ------

          Total rate-sensitive assets                            44,342       3,956      8,747     57,045
                                                                                                   ------
Deposit accounts:
     Savings, NOW and money-market accounts                      28,893          --         --     28,893
     Time deposits                                               19,538       5,920         --     25,458
                                                                                                   ------

          Total rate-sensitive liabilities                       48,431       5,920         --     54,351
                                                                                                   ------

Gap (repricing differences)                                    $ (4,089)     (1,964)     8,747      2,694
                                                               ========       =====      =====     ======

Cumulative GAP                                                 $ (4,089)      6,053      2,694
                                                               ========       =====      =====

Cumulative Ratio of rate-sensitive assets to rate-sensitive        0.92        0.89       1.05
                                                               ========       =====      =====

Cumulative GAP/total assets                                        (6.9%)      10.2%       4.5%
                                                               ========       =====      =====



(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed rate loans are scheduled, including repayment, according to their contractual maturities.

(2) NOW, savings, and money-market accounts are regarded as readily accessible withdrawable accounts. All other deposit accounts are scheduled according to their respective maturity dates.

         The following table reflects the contractual principal repayments by period of Lochaven's loan portfolio as of June 30, 1998.

                                    Commercial    Residential
         Year Ended     Commercial  Real Estate   Real Estate    Consumer
          June 30,        Loans       Loans          Loans         Loans      Total
         ----------     ----------  -----------   -----------    --------     -----
                                        (In thousands)
           1999           $   --          195        15,316         19        15,530
           2000               --          713           578         --         1,291
           2001               --          235           570         --           805
         2002-2003            39          442         1,235         --         1,716
         2004-2008           102        1,421         3,841         --         5,364
         Thereafter           --        1,966        26,476         --        28,442
                          ------        -----        ------        ---        ------

           Total          $  141        4,972        48,016         19        53,148
                          ======        =====        ======        ===        ======


Of the $37.6 million of loans due after June 30, 1999, 49.4% of such loans have fixed interest rates and 50.6% have adjustable rates.

The following table displays loan origination by type of loan and principal reductions during the periods indicated:


                                               Six Months Ended            Year Ended
                                                    June 30,               December 31,
                                              --------------------     ---------------------
                                                1998        1997         1997         1996
                                                ----        ----         ----         ----
                                                             (In thousands)
Total loans originated                        $ 95,941      79,660      171,708      272,567

Principal reductions & proceeds from sales     (93,322)    (94,369)    (179,210)    (279,790)
                                              --------     -------     --------     --------

      Increase (decrease) in gross loans      $  2,619     (14,709)      (7,502)      (7,223)
                                              ========     =======     ========     ========

The following table sets forth information concerning Lochaven's loan portfolio by type of loan at the dates indicated:

                                                              At June 30,                         At December 31,
                                                              -----------                         ---------------
                                                                 1998                      1997                     1996
                                                                 ----                      ----                     ----
                                                                       % of                     % of                      % of
                                                          Amount       Total        Amount      Total        Amount       Total
                                                          ------       -----        ------      -----        ------       -----
                                                                                  (Dollars in thousands)
HELD FOR INVESTMENT:
Mortgage loans:
     Secured by one to four family residences            $ 20,864       72.12%     $ 12,956      68.23%     $  7,335      59.41%
     Secured by other properties                            4,972       17.18%        4,524      23.83%        3,880      31.43%
     Construction loans                                       581        2.00%          581       3.06%           10       0.08%
     Land                                                   2,356        8.14%          727       3.83%          853       6.91%
                                                         --------                  --------                 --------
          Total mortgage loans                             28,773                    18,788                   12,078
                                                         --------                  --------                 --------

Nonmortgage loans:
     Consumer                                                  11        0.04%           37       0.19%           28       0.23%
     Commercial                                               141        0.49%          147       0.78%          157       1.27%
     Deposit account loans                                      8        0.03%           16       0.08%           83       0.67%
                                                         --------                  --------                 --------
          Total nonmortgage loans                             160                       200                      268
                                                         --------                  --------                 --------

          Total loans                                      28,933      100.00%       18,988     100.00%       12,346     100.00%

Allowance for loan losses                                    (791)                     (871)                    (699)
Deferred loan fees                                            (49)                      (26)                     (80)
Undisbursed portion of loans in process                      (298)                     (357)                      --
                                                         --------                  --------                 --------

          Loans receivable, net                          $ 27,795                  $ 17,734                 $ 11,567
                                                         ========                  ========                 ========

LOANS HELD FOR SALE:
Secured by one to four family residences                   13,987       34.70%       23,698      53.89%       29,105      46.92%
Construction loans                                         26,326       65.30%       20,280      46.11%       32,924      53.08%
                                                          -------                  --------                 --------
     Total                                                 40,313      100.00%       43,978     100.00%       62,029     100.00%

Undisbursed portion of loans in process                   (15,757)                  (12,037)                 (16,301)
Unrealized losses on loans held for sale                      (43)                       43)                     (43)
                                                         --------                  --------                 --------

     Total loans held for sale                           $ 24,513                  $ 31,898                 $ 45,685
                                                         ========                  ========                 ========


Deposits are the major source of Lochaven's funds for lending and other investment purposes. In addition to deposits, Lochaven derives funds from interest payments, loan principal payments, loan sales, and funds provided from operations. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and market conditions. Lochaven may use borrowings on a short-term basis if necessary to compensate for reductions in the availability of other sources of funds. They also may be used on a long-term basis for general business purposes.

Deposits are attracted principally from within Lochaven's market area through the offering of a broad variety of deposit instruments including checking accounts, money-market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more) and retirement savings plans. As of June 30, 1998, jumbo certificates accounted for approximately $9.8 million of Lochaven's deposits. Of this amount, $8.0 million had a term of one year or less.

Maturity terms, service fees and withdrawal penalties are established by Lochaven on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Regulations promulgated by the FDIC pursuant to the FDICIA placed limitations on the ability of insured depository institutions to accept, renew, or roll-over deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institution's normal market area. Under these regulations, "well capitalized" depository institutions may accept, renew, or roll-over such deposits over without restriction, "adequately capitalized" and "undercapitalized" will be the same as the definitions adopted by the agencies to implement the corrective action provisions of the FDICIA. As of June 30, 1998 and December 31, 1997, Lochaven met the definition of an "adequately capitalized" depository institution.

The following table shows the distribution of, and certain information relating to Lochaven deposit accounts by type:

                                                 At June 30,                              At December 31,
                                            -----------------------     ----------------------------------------------------
                                                    1998                        1997                        1996
                                            -----------------------     -----------------------     ------------------------
                                            Amount     % of Deposit     Amount     % of Deposit     Amount      % of Deposit
                                            ------     ------------     ------     ------------     ------      ------------
                                                                        (Dollars in thousands)
NOW and money market accounts               $22,896         46.00%      $27,639         50.85%      $39,801          60.29%
Savings accounts                                941          1.89%        1,254          2.31%        1,010           1.53%
                                            -------                     -------                     -------

Subtotal                                     23,838         47.89%       28,893         53.16%       40,811          61.82%
                                            -------                     -------                     -------
Time deposits by rate:
     3.00-3.99%                                  10                          10                         119
     4.00-4.99%                               1,585                       1,166                       3,328
     5.00-5.99%                              16,818                      19,604                      17,009
     6.00-6.99%                               4,831                       2,927                       2,950
     7.00-7.99%                               2,660                       1,716                       1,751
     8.00-8.99%                                  --                           -                          20
     9.00-9.99%                                  37                          35                          32
                                            -------                     -------                     -------

Total time deposits                          25,941         52.11%       25,458         46.84%       25,209          38.18%
                                            -------                     -------                     -------

Total deposits                              $49,778        100.00%      $54,351        100.00%      $66,020         100.00%
                                            =======        ======       =======        ======       =======         ======


Jumbo certificates ($100,000 and over) mature as follows:

                                                   At June 30, 1998     At December 31, 1997
                                                   ----------------     --------------------
                                                               (In thousands)
Due three months or less                                $3,221               $2,233
Due over three months to six months                      1,073                1,732
Due over six months to one year                          3,750                1,791
Due over one year                                        1,734                2,261
                                                        ------               ------
                                                        $9,778               $8,017
                                                        ======               ======

The following table sets forth the net deposit flows of Lochaven during the periods indicated:


                                           Six Months Ended June 30,    Year Ended December 31,
                                           -------------------------    -----------------------
                                             1998          1997           1997           1996
                                             ----          ----           ----           ----
                                                              (In thousands)
Net decrease before interest credited      $(5,793)      $(11,023)      $(14,321)      $(4,609)
Net interest credited                        1,220          1,336          2,652         3,351
                                           -------       --------       --------       -------
    Net deposit decrease                   $(4,573)      $ (9,687)      $(11,669)      $(1,258)
                                           =======       ========       ========       =======


         The following table shows the average amount of and the average rate paid on each of the following interest-bearing deposit account categories during the periods indicated:

                                                  Six months ended June 30,                  Year Ended December 31,
                                          ---------------------------------------  -------------------------------------------
                                                 1998                  1997                  1997                  1996
                                                 ----                  ----                  ----                  ----
                                          Average    Average    Average   Average     Average   Average     Average    Average
                                          Balance     Yield     Balance    Yield      Balance    Yield      Balance     Yield
                                          -------     -----     -------    -----      -------    -----      -------     -----
                                                                       (Dollars in thousands)
Savings, NOW & money-market               $24,280     4.21%     $31,938     4.11%     $32,150     3.84%     $41,202     4.54%
Time deposits                              25,062     5.67%      25,144     5.41%      25,644     5.53%      26,612     5.57%
                                          -------               -------               -------               ------

      Total interest-bearing deposits     $49,342     4.95%     $57,082     4.68%     $57,794     4.59%     $67,814     4.94%
                                          =======     ====      =======     ====      =======     ====      =======     ====


COMPARISON OF SIX MONTHS ENDED JUNE 30 1998 AND 1997

GENERAL

Net income for the six months ended June 30, 1998 was $70,000 or $.12 per share compared to a loss of $(107,000) or $(.18) per share for the six months ended June 30, 1997. The increase in net earnings for the 1998 period was due primarily to a reduction in noninterest expenses related to the relocation and consolidation of the mortgage operations administrative offices in August 1997, as well as reductions in consulting costs and foreclosed real estate expenses. Subsequent to the announcement of the proposed merger with Bancshares, Lochaven closed two of its loan production offices. The Miami office was closed in May 1998, and the Melbourne office was closed in late June 1998. During 1997 and the first six months of 1998, those offices were responsible for approximately 40% of Lochaven's residential mortgage loan production. The closure of these offices is expected to reduce Lochaven's loan production levels for the remainder of 1998, and have a corresponding effect on Lochaven's future income from mortgage production activities. In addition, in anticipation of the proposed merger with Bancshares', Lochaven transferred its loan production operations for four loan production offices (in St. Petersburg, Sarasota, Orange City, and West Palm Beach, Florida) in August, 1998. Those transfers were accomplished by Bancshares hiring the personnel of those offices and assuming the lease and related obligations related to those offices.

INTEREST INCOME AND EXPENSE

Interest income decreased by $183,000 from $2.5 million for the six months ended June 30, 1997 to $2.3 million for the six months ended June 30, 1998. This decrease in interest income was primarily caused by a decrease in average interest-earning assets from $59.3 million during the 1997 period to $54.1 million during the comparable period in 1998. Interest expense decreased $49,000 for the six months ended June 30, 1998 as compared to the six months ended June 30, 1997. The primary cause for this decrease was a decrease in the average interest-bearing liabilities from $57.1 million during the 1997 period to $51.6 million during the comparable period in 1998.

PROVISION FOR LOAN LOSS

Provision for loan losses is charged to earnings to bring total allowances to a level deemed appropriate by management and is based on historical experience, the volume and type of lending conducted by Lochaven, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Lochaven's market areas, and other factors related to the collectibility of Lochaven's loan portfolio. Lochaven recorded a provision for loan losses during the six months ended June 30, 1998 in the amount of $49,000 compared to a provision recorded for the six months ended June 30, 1997 of $37,000. Management believes that the allowance for loan losses of $871,000 was adequate at June 30, 1998.

NONINTEREST INCOME

Noninterest income increased $209,000, from $2.2 million for the six months ended June 30, 1997 to $2.4 million for the six months ended June 30, 1998. The primary reason for this increase was an increase in gain on sales of loans of $170,000 during the 1998 period versus the comparable period in 1997.

NONINTEREST EXPENSE

Total noninterest expense decreased by $223,000 from $3.5 million for the six months ending June 30, 1997 to $3.3 million for the six months ending June 30, 1998. The decrease in noninterest expenses was primarily attributable to the relocation and consolidation of the mortgage operations administrative offices in August 1997 as well as reductions in consulting costs and foreclosed real estate expenses in the 1998 period.

INCOME TAXES

The income tax provision increased from a credit of $66,000 for the six months ended June 30, 1997 (an effective tax rate of 38.2%) to a provision of $43,000 for the six months ended June 30, 1998 (an effective tax rate of 38.1%).

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997 AND 1996

GENERAL

During the calendar year 1997, Lochaven made a transition from being a wholesale lender to being a retail lender. A wholesale lender is a lender who acquires loans from other parties such as mortgage brokers, mortgage bankers, and other financial institutions. A retail lender is a lender who acquires mortgages through their own offices staffed with their own personnel. Lochaven found that a retail loan is more profitable than a wholesale loan and it has more control over the quality of the loan. As a result of this transition, loan volume decreased from $255.5 million in 1996 to $168.2 million in 1997. Net loss for the year ended December 31, 1997 was $(940,000) or $(1.54) per share compared to a net loss of $(348,000) or $(0.57) per share for the year ended December 31, 1996. The increase in the net loss was primarily due to an increase of $473,000 in provision for loan losses, a decrease of $461,000 in net interest income, partially offset by an increase of $377,000 in noninterest income and a decrease of $244,000 in noninterest expense.

INTEREST INCOME AND EXPENSE

Interest income decreased by $1.2 million from $5.8 million for the year ended December 31, 1996 to $4.7 million for the year ended December 31, 1997. This decrease was primarily due to the decrease in the average interest-earning assets from $68.8 million during the period ended December 31, 1996 to $57.2 million during the period ended December 31, 1997.

Interest expense decreased $717,000 from $3.4 million for the period ending December 31, 1996 to $2.7 million for the year ending December 31, 1997. This was primarily caused by a decrease in the average interest-bearing liabilities from $68.1 million during 1996 to $57.8 million during 1997.

PROVISION FOR LOAN LOSS

A provision for loan losses is charged to earnings to bring the total allowances to a level deemed appropriate by management and is based on historical experience, the volume and type of lending conducted by Lochaven, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Lochaven's market areas, and other factors related to the collectibility of Lochaven's loan portfolio. Lochaven recorded provision for loan losses in the amount of $518,000 for the year ended December 31, 1997 as compared to $45,000 for the year ended December 31, 1996. The provision for loan losses for 1997 included the establishment of a $300,000 reserve for potential losses on future repurchases of loans sold. During 1997, Lochaven experienced an increase in expenses related to the repurchase of loans previously sold to investors. In the fourth quarter of 1997, Lochaven established the $300,000 reserve for estimated future costs on repurchased loans through a charge to the provision for loan losses and an increase in the allowance for loan losses.

NONINTEREST INCOME

Noninterest income increased $377,000 from the year ended December 31, 1996 to December 31, 1997. The increase was primarily due to an increase in gain on sale of loans of $285,000.

NONINTEREST EXPENSE

Total noninterest expenses decreased $244,000, to $5.7 million for the year ended December 31, 1997 from $6.0 million for the year ended December 31, 1996. The decrease was primarily due to the one-time SAIF reapitalization assessment of $405,000 during 1996, partially offset by an increase of $347,000 in salaries and employee benefits.

INCOME TAXES

Lochaven's income tax expense for the year ended December 31, 1997 was $69,000 (an effective tax rate of 7.97%) compared to a tax credit of $209,000 (an effective tax rate of 37.5%) for the year ended December 31, 1996. The income tax provision for 1997 included the establishment of a deferred tax valuation allowance of $339,000 during the fourth quarter of 1997. Realization of deferred tax assets is dependent on the ability to generate sufficient future taxable income during the period that temporary difference and carry forwards are expected to be available to reduce taxable income. With respect to the resulting net deferred tax asset of $270,000 at December 31, 1997, management believes that Lochaven will have sufficient future income tax to recover this asset.

              DESCRIPTION OF BANCSHARES COMMON AND PREFERRED STOCK


BANCSHARES COMMON STOCK

Bancshares is authorized to issue 20,000,000 shares of Bancshares Common Stock, of which 9,724,325 shares were issued and outstanding as of June 30, 1998. Each holder of Bancshares Common Stock has the same relative rights as each other holder of Bancshares Common Stock, and each share of Bancshares Common Stock is identical in all respects with each other share of Bancshares Common Stock. Bancshares Common Stock does not constitute a deposit account of any savings association or bank, is not guaranteed by either Bancshares or Republic and is not insured by the FDIC.

Holders of shares of Bancshares Common Stock are entitled to dividends, when, as and if declared by the Board of Directors, from funds legally available therefor, but only after payment of all required dividends on any outstanding preferred stock. Upon the liquidation, dissolution or winding up of Bancshares, the holders of Bancshares Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities, subject to the liquidation preferences of any preferred stock that may be issued and outstanding. Shares of Bancshares Common Stock are not redeemable and do not have any conversion rights.

The holders of shares of Bancshares Common Stock do not have preemptive rights to subscribe to a pro-rata share of any future offers of shares of Bancshares Common Stock. Accordingly, shares may be offered to the public, stockholders or to both at the discretion of the Bancshares Board of Directors. In addition, holders do not have the right to cumulate their votes for the election of directors. In certain circumstances, cumulative voting rights allow the holders of less than a majority of the voting shares to elect one or more directors when such holders would not be able to elect any directors if cumulative voting were not allowed. The holders of Bancshares Common Stock have voting powers on all matters requiring approval of stockholders, subject to the voting rights of the holders of any preferred stock that may be issued and outstanding. Each holder of Bancshares Common Stock is entitled to one vote for each share held.

BANCSHARES PERPETUAL PREFERRED CONVERTIBLE STOCK

There are 100,000 authorized shares of Bancshares Preferred Stock, of which 75,000 shares were issued and outstanding as of June 30, 1998. The Board of Directors, without further action by the stockholders, may issue shares of Bancshares Preferred Stock in one or more series and with such terms, at such times and for such consideration as the Board may determine. The Board's authority includes the determination or fixing of the following matters with respect to the shares or any series thereof: (i) the number of shares and designation thereof; (ii) rights as to dividends; (iii) voting rights, if any;
(iv) the terms upon which shares will be redeemable; (v) the amount payable on the shares in the event of dissolution, liquidation or winding-up of the affairs of Bancshares; (vi) the sinking fund provisions, if any, for the redemption or purchase of the shares; and (vii) whether and upon what terms the shares will be convertible. The Board of Directors may determine that any shares that are issued would rank prior to shares of Bancshares Common Stock as to dividend and liquidation rights. The Bancshares Preferred Stock is non-cumulative, perpetual preferred stock and qualifies as Tier 1 Capital for bank regulatory purposes.

Holders of shares of Bancshares Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for payment, non-cumulative cash dividends, payable quarterly in arrears, at the rate of $3.52 per share per annum, which is equivalent to $0.88 per share per quarter. Declared dividends accrue from the date of issuance or the most recent date on which dividends were payable and are payable quarterly on the first day of March, June, September and December of each year (each, a "Dividend Payment Date"). The rights of holders of Bancshares Preferred Stock to receive dividends is non-cumulative. Accordingly, if the Board of Directors fails to declare a dividend payable on a Dividend Payment Date, then holders will have no right to receive a dividend in respect of the dividend period ending on such Dividend

Payment Date, and Bancshares will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future Dividend Payment Dates.

No full dividends shall be declared and paid or set apart for payment on Bancshares Preferred Stock of any series ranking, as to dividends, on a parity with Bancshares Preferred Stock during any calendar quarter unless full dividends on Bancshares Preferred Stock for the dividend period ending during such calendar quarter have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. Unless full dividends have been declared and paid or set apart for payment for the Dividend Payment Date falling in the then-current dividend period, no dividend or distribution may be declared, set aside or paid on any shares of Bancshares Common Stock or on any series of preferred stock ranking, as to dividends, junior to Bancshares Preferred Stock.

In the event of any liquidation, dissolution or winding up of Bancshares, voluntary or involuntary, the holders of Bancshares Preferred Stock will be entitled to receive out of the assets of Bancshares available for distribution to stockholders, before any distribution of assets is made to the holders of Bancshares Common Stock or any other shares of stock ranking junior to Bancshares Preferred Stock as to such distribution, liquidating distributions in the amount of $88.00 per share plus dividends declared but unpaid for the then-current dividend period (without accumulation of unpaid dividends for prior dividend periods) to the date fixed for such liquidation, dissolution or winding up. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Bancshares Preferred Stock will not be entitled to any further participation in any distribution of assets. All distributions made with respect to Bancshares Preferred Stock in connection with such liquidation, dissolution or winding up of Bancshares shall be made pro rata to the holders entitled thereto.

Bancshares Preferred Stock is redeemable, subject to any required bank regulatory approvals, out of funds of Bancshares legally available therefor, at the option of Bancshares for cash, in whole at any time or in part, from time to time, at $96.80 per share, plus declared but unpaid dividends for the then-current dividend period to the date fixed for redemption (without accumulation of unpaid dividends for prior dividend periods) without interest. In order to exercise the right of redemption, Bancshares must give 30 days prior written notice to the holders, during which time period the holders may convert Bancshares Preferred Stock into Bancshares Common Stock as described below.

Except as described below or otherwise required by the FBCA, the holders of Bancshares Preferred Stock are entitled to vote on all matters submitted to a vote of the holders of Bancshares Common Stock, voting together with the holders of Bancshares Common Stock as one class. Each share of Bancshares Preferred Stock is entitled to a number of votes equal to the number of shares of Bancshares Common Stock into which such share could be converted on the record date for determining the stockholders entitled to vote. Currently, each share of Bancshares Preferred Stock is entitled to ten votes. Bancshares Preferred Stock is entitled to vote as a separate class with respect to any proposal to (i) alter or change any of the powers, preferences, privileges or rights of Bancshares Preferred Stock, (ii) amend the provisions of the Bancshares Articles relating to Bancshares Preferred Stock, (iii) create any new class or series of stock having preferences prior to or being on a parity with the Bancshares Preferred Stock as to dividends or assets, (iv) sell, lease, convey, exchange, transfer or otherwise dispose of all or substantially all of the assets of Bancshares, or (v) merge or consolidate with or into any other corporation except into or with a wholly-owned subsidiary.

Each share of Bancshares Preferred Stock is convertible at the option of the holder into ten shares of Bancshares Common Stock, subject to adjustment in the event of a stock split, stock dividend or similar recapitalization.


                                 LEGAL OPINIONS

The legality of Bancshares Common Stock to be issued in the Merger and certain tax matters will be passed upon by the law firm of Holland & Knight LLP, Washington, D.C. and Tampa, Florida.

                                     EXPERTS

The audited consolidated financial statements of Bancshares have been audited by Arthur Andersen LLP, independent public accountants, for the period indicated in their report thereon that is included in Bancshares' Annual Report on Form 10-K. The financial statements audited by Arthur Andersen LLP, have been included herein in reliance on their report given on their authority as experts in accounting and auditing.

The audited financial statements of Lochaven have been audited by Hacker, Johnson, Cohen & Grieb PA, independent auditors, for the period indicated in their report thereon that is included in Lochaven's Annual Report to Stockholders. The financial statements audited by Hacker, Johnson, Cohen & Grieb PA, have been included herein in reliance on their report given on their authority as experts in accounting and auditing.


                   [Balance of page intentionally left blank]

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                   Page No.
BANCSHARES

Report of Independent Certified Public Accountants.................................................................     F-2

Consolidated Balance Sheets at December 31, 1997 and 1996..........................................................     F-3

Consolidated Statements of Operations for the years ended December 31, 1997 and 1995...............................     F-4

Consolidated Statements of Stockholders' Equity for the years ended
  December 31, 1997, 1996, and 1995................................................................................     F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995.........................     F-6

Notes to Consolidated Financial Statements.........................................................................     F-7

LOCHAVEN

For the Year Ended December 31, 1997

Independent Auditors' Report.......................................................................................    F-33

Consolidated Balance Sheets at December 31, 1997 and 1996..........................................................    F-34

Consolidated Statements of Operations for the years ended December 31, 1997 and 1996...............................    F-35

Consolidated Statements of Shareholders' Equity for the years ended
  December 31, 1997 and 1996.......................................................................................    F-36

Statements of Consolidated Cash Flows for the years ended December 31, 1997 and 1996...............................    F-37

Notes to Consolidated Financial Statements.........................................................................    F-38
For the Six Months Ended June 30, 1998

Condensed Balance Sheet at June 30, 1998 (unaudited)...............................................................    F-53

Condensed Statements of Operations for the three and six months ended
  June 30, 1998 and 1997 (unaudited)...............................................................................    F-54

Condensed Statements of Shareholders' Equity for the six months ended June 30, 1998 (unaudited)....................    F-55

Condensed Statements of Cash Flows for the six months ended June 30, 1998 and 1997 (unaudited).....................    F-56

Notes to Unaudited Condensed Financial Statements..................................................................    F-57

All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements and related notes.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Republic Bancshares, Inc.:

         We have audited the accompanying consolidated balance sheets of Republic Bancshares, Inc. (a Florida corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of F.F.O. Financial Group, Inc., a company acquired during 1997 in a transaction accounted for as a corporate reorganization, as discussed in Note 1. Such statements are included in the consolidated financial statements of Republic Bancshares, Inc. and reflect total assets and total revenues of 27% and 25%, respectively, of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for F.F.O. Financial Group, Inc., is based solely upon the report of the other auditors.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Bancshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                               /s/  ARTHUR ANDERSEN LLP

Tampa, Florida
March 13, 1998

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES
             CONSOLIDATED BALANCE SHEETS -DECEMBER 31, 1997 AND 1996
                      ($ IN THOUSANDS, EXCEPT PAR VALUES)

                                                                                                      December 31,
                                                                                              --------------------------
                                                                                                  1997          1996
                                                                                              -----------   ------------
                                                        ASSETS
                                                        ------

Cash and due from banks                                                                       $    45,998   $    34,109
Interest bearing deposits in banks                                                                    671        11,783
Federal funds sold                                                                                 33,000         8,000
Investment securities:
  Available for sale                                                                               16,080        74,397
  Trading                                                                                              --         4,032
Mortgage-backed securities:
  Held  to maturity                                                                                    --        15,343
  Available for sale                                                                               55,467        62,037
  Trading                                                                                          37,046         5,548
FHLB stock                                                                                          8,148         7,209
Loans held for sale                                                                               151,404        46,593
Loans, net of allowance for loan losses                                                         1,128,955       902,035
Premises and equipment, net                                                                        33,303        25,039
Other real estate owned acquired through foreclosure, net                                           6,997         8,162
Accrued interest receivable                                                                         9,611         7,160
Goodwill and premium on deposits                                                                    4,855           527
Other assets                                                                                       20,870        12,383
                                                                                              -----------   -----------
       Total assets                                                                           $ 1,552,405   $ 1,224,357
                                                                                              ===========   ===========

                                             LIABILITIES AND STOCKHOLDERS' EQUITY
                                             ------------------------------------
Liabilities:
  Deposits-

     Noninterest-bearing checking                                                             $    93,843   $    64,363
     Interest checking                                                                            137,240        87,639
     Money market                                                                                  30,389        32,665
     Savings                                                                                      291,604       303,932
     Time deposits                                                                                808,236       626,308
                                                                                              -----------   -----------
       Total deposits                                                                           1,361,312     1,114,907
  Securities sold under agreements to repurchase                                                   19,654        15,372
  FHLB advances                                                                                    35,000         7,000
  Subordinated debt                                                                                    --         6,000
  Other liabilities                                                                                12,158         6,479
                                                                                              -----------   -----------
       Total liabilities                                                                        1,428,124     1,149,758
                                                                                              -----------   -----------
Company-obligated mandatorily redeemable capital
     securities of subsidiary trust holding solely junior
     subordinated debentures of the Company                                                        28,750            --
                                                                                              -----------   -----------
Minority interest in F.F.O. Financial Group, Inc.                                                      --         6,421
                                                                                              -----------   -----------
Stockholders' equity:
  Perpetual preferred convertible stock ($20.00 par, 100,000 shares authorized,
     75,000 shares issued and outstanding. Liquidation preference $6,600
     at December 31, 1997 and 1996.)                                                                1,500         1,500
  Common stock ($2.00 par, 20,000,000 shares authorized, 7,035,886 and
      5,854,414 shares issued and outstanding at  December 31, 1997 and 1996, respectively)        14,072        11,708
  Capital surplus                                                                                  50,322        34,225
  Retained earnings                                                                                29,155        20,847
  Net unrealized gain (losses) on available-for-sale securities, net of tax effect                    482          (102)
                                                                                              -----------   -----------
       Total stockholders' equity                                                                  95,531        68,178
                                                                                              -----------   -----------
       Total liabilities and stockholders' equity                                             $ 1,552,405   $ 1,224,357
                                                                                              ===========   ===========


   The accompanying notes are an integral part of these consolidated balance sheets.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    ($ IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                                      1997               1996              1995
                                                                                  -----------        -----------        -----------
INTEREST INCOME:
     Interest and fees on loans                                                   $    97,810        $    78,955        $    67,746
     Interest on investment securities                                                  2,155              2,097              3,171
     Interest on mortgage-backed securities                                             5,252              5,375              2,869
     Interest on trading securities                                                        59                 --                 --
     Interest on federal funds sold                                                     2,447              1,714              3,117
     Interest on other investments                                                        734                803                690
                                                                                  -----------        -----------        -----------
            Total interest income                                                     108,457             88,944             77,593
                                                                                  -----------        -----------        -----------
INTEREST EXPENSE:
     Interest on deposits                                                              52,311             44,136             39,822
     Interest on FHLB advances                                                          1,169                365                163
     Interest on subordinated debt                                                        392                  5                 --
     Interest on other borrowings                                                       1,051                443                127
                                                                                  -----------        -----------        -----------
               Total interest expense                                                  54,923             44,949             40,112
                                                                                  -----------        -----------        -----------
               Net interest income                                                     53,534             43,995             37,481
PROVISION FOR LOAN LOSSES                                                               2,628              2,582              2,162
                                                                                  -----------        -----------        -----------
    Net interest income after provision for possible
              loan losses                                                              50,906             41,413             35,319
                                                                                  -----------        -----------        -----------

NONINTEREST INCOME:
     Income from mortgage banking activities                                           15,159                852                 --
     Gain on sale of loans                                                              1,491                144                210
     Service charges and fees on deposits                                               3,358              2,847              2,644
     Loan fee income                                                                    1,394              1,327              1,019
     Gain on sale of ORE -- held for investment                                            --              1,207                 --
     Gain on sale of securities, net                                                    1,308                261                322
     Other operating income                                                             2,321              1,314              1,138
                                                                                  -----------        -----------        -----------
               Total noninterest income                                                25,031              7,952              5,353
NONINTEREST EXPENSES:
    Salaries and employee benefits                                                     27,253             18,505             15,294
    Net occupancy expense                                                               8,118              6,381              5,025
    Data processing fees                                                                2,605              2,119              1,716
    FDIC and state assessments                                                            824              1,606              2,212
    Other operating expense                                                            18,684              8,218              6,716
                                                                                  -----------        -----------        -----------
             Total general and administrative expenses                                 57,484             36,829             30,963
    Merger expenses                                                                     1,144                 --                 --
    SAIF special assessment                                                                --              4,005                 --
    Provisions for losses on ORE                                                          530                111                240
    ORE expense, net of ORE income                                                        273               (490)               662
    Amortization of goodwill & premium on deposits                                        464                491                450
                                                                                  -----------        -----------        -----------
              Total noninterest expenses                                               59,895             40,946             32,315
                                                                                  -----------        -----------        -----------
Income before negative goodwill accretion, income taxes
     and minority interest                                                             16,042              8,419              8,357
Negative goodwill accretion                                                                --                 --              1,578
Income tax provision                                                                   (6,096)            (3,035)            (2,516)
Minority interest in income from subsidiary trust                                        (701)                --                 --
Minority interest in F.F.O                                                               (674)              (505)              (503)
                                                                                  -----------        -----------        -----------
              NET INCOME                                                          $     8,571        $     4,879              6,916
                                                                                  ===========        ===========        ===========

PER SHARE DATA:
   Net income per common and common equivalent share-diluted                      $      1.21        $       .74        $      1.10
                                                                                  ===========        ===========        ===========
   Weighted average common and common equivalent shares
     outstanding - diluted                                                          7,301,499          6,626,604          6,261,368
                                                                                  ===========        ===========        ===========
   Net income per common share-basic                                              $      1.40        $       .83        $      1.26
                                                                                  ===========        ===========        ===========
Weighted average common shares outstanding-basic                                    6,128,014          5,857,174          5,491,250
                                                                                  ===========        ===========        ===========



 The accompanying notes are an integral part of these consolidated statements.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                ($ IN THOUSANDS)


                                    PERPETUAL PREFERRED                                                 NET UNREALIZED
                                    CONVERTIBLE STOCK      COMMON STOCK                                 GAINS (LOSSES)
                                   -------------------     ------------                                 ON  AVAILABLE
                                      SHARES                 SHARES                 CAPITAL   RETAINED     FOR SALE
                                      ISSUED    AMOUNT       ISSUED       AMOUNT    SURPLUS   EARNINGS    SECURITIES     TOTAL
                                    ---------- ---------   ----------    -------   --------   --------  -------------- ----------
BALANCE, DECEMBER 31, 1994          $75,000    $ 1,500     5,082,782    $10,166    $26,843    $ 9,577    $ (549)       $   47,537

Net income                               --         --            --         --         --      6,918        --             6,918
Net unrealized gains on
   available-for-sale securities,
   net of tax effect                     --         --            --         --         --         --       651               651
Issuance of common stock                 --         --       800,000      1,600      7,537         --        --             9,137
Exercise of stock options                --         --         3,170          6         23         --        --                29
Dividends on preferred stock                                                            --       (263)       --              (263)
Net change in minority interest          --         --       (23,200)       (47)      (129)        --        --              (176)
                                    -------    -------    ----------    -------    -------    -------    ------        ----------

BALANCE, DECEMBER 31, 1995           75,000      1,500     5,862,752     11,725     34,274     16,232       102            63,833

Net income                               --         --            --         --         --      4,879        --             4,879
Net unrealized loss on
   available-for-sale securities,
   net of tax effect                     --         --            --         --         --         --      (204)             (204)
Dividends on preferred stock             --         --            --         --         --       (264)       --              (264)
Net change in minority interest          --         --        (8,338)       (17)       (49)        --        --               (66)
                                    -------    -------    ----------    -------    -------    -------    ------        ----------

BALANCE, DECEMBER 31, 1996           75,000      1,500     5,854,414     11,708     34,225     20,847      (102)           68,178


Net income                               --         --            --         --         --      8,571        --             8,571
Net unrealized gains on
  available-for-sale securities,
  net of tax effect                      --         --            --         --         --         --       584               584
Exercise of stock options                --         --        21,300         43        197         --        --               240
Net change in minority interest          --         --        (2,537)        (5)      (487)        --        --              (492)
Issuance of common stock in
   merger transaction                    --         --       826,709      1,654     11,211         --        --            12,865
Conversion of subordinated
   debentures                            --         --       336,000        672      5,176         --        --             5,848
Dividends on preferred stock             --         --            --         --         --       (263)       --              (263)
                                    -------    -------    ----------    -------    -------    -------    ------        ----------
BALANCE, DECEMBER 31, 1997           75,000    $ 1,500     7,035,886    $14,072    $50,322    $29,155    $  482        $   95,531
                                    =======    =======    ==========    =======    =======    =======    ======        ==========


 The accompanying notes are an integral part of these consolidated statements.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                ($ IN THOUSANDS)

                                                                                                    FOR THE YEARS ENDED
                                                                                                        DECEMBER 31,
                                                                                        -------------------------------------------
                                                                                          1997             1996             1995
                                                                                        ---------        ---------        ---------
OPERATING ACTIVITIES:
Net income                                                                              $   8,571        $   4,879        $   6,916
Reconciliation of net income to net cash (used in)
 provided by operating activities:
      Provision for loan and ORE losses                                                     3,235            2,693            2,402
      Depreciation and amortization, net                                                    5,297           (1,165)             592
      Amortization of premium (accretion) of fair value, net                                  918              712           (1,111)
      Gain on sale of loans                                                               (16,500)            (996)            (210)
      Gain on sale of investment securities                                                  (724)            (457)             (93)
      Gain on sale of other real estate owned                                                 (27)          (1,810)             (39)
      Capitalization of mortgage servicing                                                 (6,826)          (1,741)              --
      Loss (gain) on disposal of premises and equipment                                        14               (2)              --
      Net decrease (increase) in deferred tax benefit                                      (3,768)            (755)             (12)
      Net (increase) decrease in other assets                                              (4,339)           1,803           (4,027)
      Net increase (decrease) in other liabilities                                          4,554           (1,248)           1,800
                                                                                        ---------        ---------        ---------
         Net cash (used in) provided by operating activities                              (11,430)           1,919            6,218
                                                                                        ---------        ---------        ---------
INVESTING ACTIVITIES:
  Proceeds from excess of deposit liabilities assumed on assets
   acquired, net of cash acquired                                                           7,223               --               --
  Proceeds from sales and maturities of:
        Investment securities held to maturity                                                 --            7,000           36,526
        Investment securities available for sale                                          126,544          109,218           11,727
        Mortgage-backed securities held to maturity                                            --           15,455               --
        Mortgage-backed securities available for sale                                      50,627            6,393            9,732
        Mortgage-backed securities in trading portfolio                                     2,764           13,496               --
      Purchase of investment securities available for sale                                (66,771)        (156,036)         (68,187)
      Purchase of mortgage backed securities in trading portfolio                          (4,468)         (20,105)         (16,106)
      Principal repayment on mortgage backed securities                                     9,809           25,606            3,073
      Purchase of FHLB stock                                                                 (131)          (1,155)          (2,248)
      Net increase in loans                                                              (324,605)        (118,650)        (203,262)
      Purchase of premises and equipment                                                   (9,993)          (2,379)          (6,783)
      Proceeds from sale of other real estate owned                                         4,739           10,271           10,623
      Investments in other real estate owned (net)                                          2,276              101              315
                                                                                        ---------        ---------        ---------
         Net cash used in investing activities                                           (201,986)        (110,785)        (224,590)
                                                                                        ---------        ---------        ---------
FINANCING ACTIVITIES:
      Net increase in deposits                                                            177,540          122,866          197,316
      Net increase in repurchase agreements                                                 4,282           12,301              991
      Proceeds from issuance of subordinated debt                                              --            6,000               --
      Net change of minority interest in FFO                                                  645               --               --
      Proceeds from issuance of common stock                                                  240               --            9,166
      Proceeds from issuance of minority interest in trust subsidiary                      28,750               --               --
      Proceeds from FHLB advances                                                          28,000          (23,000)           8,600
      Dividends on perpetual preferred stock                                                 (264)            (264)            (263)
                                                                                        ---------        ---------        ---------
         Net cash provided by financing activities                                        239,193          117,903          215,810
                                                                                        ---------        ---------        ---------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                                                          25,777            9,037           (2,562)
CASH AND CASH EQUIVALENTS, beginning of year                                               53,892           44,855           47,417
                                                                                        ---------        ---------        ---------
CASH AND CASH EQUIVALENTS, end of year                                                  $  79,669        $  53,892        $  44,855
                                                                                        =========        =========        =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the year for interest                                             $  47,342        $  45,080        $  39,376
     Cash paid during the year for income taxes                                             5,674            4,010            2,066
     Noncash transactions:  Conversion of subordinated debt                                 5,888               --               --
     Stock issued for minority interest in FFO                                              5,307               --               --



 The accompanying notes are an integral part of these consolidated statements.

                    REPUBLIC BANCSHARES, INC. & SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

1.  BUSINESS:

BASIS OF PRESENTATION AND ORGANIZATION
The consolidated financial statements of Republic Bancshares, Inc. (the Company) include the accounts of the Company, RBI Capital Trust I, Republic Insurance Agency, Inc., and Republic Bank (the "Bank") and the Bank's wholly-owned subsidiaries, RBREO, Inc., Tampa Bay Equities, Inc., and VQH Development, Inc. restated for the acquisition of FFO Financial Group, Inc. as discussed below. All significant intercompany accounts and transactions have been eliminated. On November 21, 1995, the Bank's Board of Directors approved for shareholder consideration an Amended and Restated Plan of Share Exchange and Reorganization (the "Reorganization") under which the Bank became a wholly-owned subsidiary of Company. On the effective date and time of the Reorganization, all holders of shares of the Bank's Common and Preferred Stock -- at the November 30, 1995, record date -- received one share of Company Common Stock for each share of the Bank's Common Stock held and one share of Company Preferred Stock for each share of the Bank's Preferred Stock held. Holders of outstanding options to purchase or acquire the Bank's Common Stock received options to purchase an equal number of shares of Company Common Stock. All necessary governmental and shareholder approvals for the Reorganization were received. The Company's primary source of income is from its banking subsidiary which operates 46 branches throughout west central Florida. The Bank's primary source of revenue is derived from net interest income on loans and investments and income from mortgage banking activities.

NEGATIVE GOODWILL
On May 28, 1993 (the "Purchase Date"), 99 percent of the Company's outstanding common stock was acquired for $4,450,000 (the "Purchase Price"). Also, on May 28, 1993, 583,334 additional shares of common stock were issued for $3,500,000. The acquisition was accounted for by the purchase method of accounting. Assets and liabilities were adjusted based upon their fair value as of the Purchase Date. The excess of the adjusted net book value over the Purchase Price was recorded as a reduction of the non current assets, to the extent available. The remaining difference was recorded as excess of fair value over purchase price ("negative goodwill").

The negative goodwill was accreted into income on a straight-line basis over 26 months beginning May 28, 1993, and ending July 31, 1995, which was based on the estimated life of the loans, investments and deposits acquired. The premiums on loans and investment securities and the discount on demand and other time deposits were amortized into income on a straight-line basis over periods based on the estimated life of the related loans, securities or deposits ranging from 12 to 30 months.

BUSINESS COMBINATIONS

Firstate Financial, F.A.

On April 18, 1997, the Company acquired Firstate Financial, F.A. ("Firstate"), a thrift institution headquartered in Orlando, Florida, for a cash purchase of $5.5 million. At April 18, 1997, Firstate had total assets of $71.1 million, total deposits of $67.9 million and operated a branch in each of Orange and Seminole counties. The acquisition was accounted for using the purchase accounting rules which do not require prior period restatement. The amount of goodwill recorded was $130,000. Accordingly, the consolidated results of operations only reflect activity subsequent to the acquisition data.

F.F.O. Financial Group, Inc.

On September 19, 1997, F.F.O. Financial Group, Inc. ("FFO"), St. Cloud, Florida, the parent company for First Federal Savings and Loan Association of Osceola County ("First Federal"), was merged into the Company in a stock transaction (the "FFO Merger"). William R. Hough, one of the Company's controlling stockholders, also owned a majority interest in FFO.

The FFO Merger was accounted for as a corporate reorganization in which the controlling stockholder's interest in FFO was combined at historical cost in a manner similar to a pooling of interests while the minority interest in FFO was combined using purchase accounting rules. The excess of the purchase price of the minority interest over the market value was first assigned to individual assets and liabilities with the remaining $4.5 million considered unidentifiable goodwill, which will be amortized over 10 years. The Company issued 1,668,370 shares of common stock to the controlling interest and 826,709 shares of common stock to the minority interest.

The pooling of interests method of accounting, which is used to account for the controlling interest in the FFO merger, requires the restatement of financial results for all prior periods presented. The Company's previously reported components of consolidated income and the amounts reflected in the accompanying consolidated statements of operations for the two years ended December 31, 1996 and 1995, are as follows (in thousands):

                                                     Years Ended December 31,
                                                     ------------------------
Net Interest Income:                                   1996            1995
                                                     ---------       --------
       As previously reported:
       Republic Bancshares, Inc.                      $ 34,021       $ 27,862
       F.F.O. Financial Group, Inc.                      9,974          9,619
                                                      --------       --------
       Combined as restated                           $ 43,995       $ 37,481
                                                      ========       ========
Net Income:
       As previously reported:
       Republic Bancshares, Inc.                      $  3,784       $  5,773
       F.F.O. Financial Group, Inc.                      1,600          1,646
       Minority interest decrease                         (505)          (503)
                                                      --------       --------
       Combined as restated                           $  4,879       $  6,916
                                                      ========       ========

RBI Capital Trust I ("RBI Capital")

RBI Capital is a wholly-owned subsidiary of the Company which was formed on May 29, 1997, to issue Cumulative Trust Preferred Securities (the "Preferred Security or Securities") to the public. The Preferred Securities, issued through an underwritten public offering on July 28, 1997, were sold at their $10 par value. RBI Capital issued 2,875,000 shares of the Preferred Securities bearing a dividend rate of 9.10% for net proceeds of $27.4 million, after deducting underwriting commissions and other costs. RBI Capital invested the proceeds in junior subordinated debt of the Company which also has an interest rate of 9.10%. The Company used the proceeds from the junior subordinated debt to increase the equity capital of the Bank. Interest on the junior subordinated debentures and distributions on the Preferred Securities are payable quarterly in arrears, with the first payment having been paid on September 30, 1997. Distribution on the Preferred Securities are cumulative and based upon the liquidation value of $10 per Preferred Security. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the Junior Subordinated Debentures, which will require deferral of distribution on the preferred securities, for a period not exceeding 20 consecutive quarters, provided, that such deferral may not extend beyond the stated maturity of the Junior Subordinated Debentures. If payments are deferred, the Company will not be permitted to declare cash dividends. The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption. The Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) within 180 days following certain events whether occurring before or after June 30, 2002. The exercise of such right is subject to the Company having received regulatory approval to do so if then required under applicable capital guidelines or regulatory policies. In addition to the above right, the Company has the right, at any time, to shorten the maturity of the Junior Subordinated Debentures to a date not earlier than June 30, 2002. Exercise of this right is also subject to the Company having received regulatory approval to do so if then required under applicable capital guidelines or regulatory policies.

The Company has reported its obligation, with respect to the holders of the Preferred Securities, as a separate line item on its audited consolidated balance sheet under the caption "Company-obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated debentures of the Company". The related dividend expense, net of the tax benefit, is reported as a separate line item on the statement of operations under the caption "minority interest in income from subsidiary trust."


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ESTIMATES, APPRAISALS AND EVALUATIONS
The financial statements include, in conformity with generally accepted accounting principles, estimates, appraisals and evaluations of loans, other real estate owned and other assets and liabilities, and disclosure of contingent assets and liabilities. Changes in such estimates, appraisals and evaluations might be required because of rapidly changing economic conditions, changing economic prospects of borrowers and other factors. Actual results may differ from those estimates.

INVESTMENT SECURITIES
Securities that the Company has both the positive intent and ability to hold to maturity are classified as Held to Maturity and are carried at historical cost, adjusted for amortization of premiums and accretion of discounts. Securities Available for Sale, which are those securities that may be sold prior to maturity as part of asset/liability management or in response to other factors, are carried at fair value with any valuation adjustment reported in a separate component of stockholders' equity, net of tax effect.

Investments identified as trading securities, include mortgage backed securities resulting from the securitization of residential and High LTV loans, the resulting residual interest in cash flows from those securitizations, where applicable, and the excess spread on mortgage servicing rights. Trading securities are carried at market value with any unrealized gains or losses included in the statement of operations under "Gain on sale of securities, net."

Interest and dividends on investment securities and amortization of premiums and accretion of discounts are reported in interest on investment securities. Gains (losses) realized on sales of investment securities are generally determined on the specific identification method and are reported as a component of other noninterest income.

LOANS
Interest on commercial and real estate loans and substantially all installment loans is recognized monthly on the loan balance outstanding. The Company's policy is to discontinue accruing interest on loans 90 days or more delinquent and restructured loans that have not yet demonstrated a sufficient payment history, which, in the opinion of management, may be doubtful as to the collection of interest or principal. These loans are designated as "non-accrual" and any accrued but unpaid interest previously recorded is reversed against current period interest revenue.

Loan origination and commitment fees net of certain costs are deferred, and the amount is amortized as an adjustment to the related loan's yield, generally over the contractual life of the loan. Unearned discounts and premiums on loans purchased are deferred and amortized as an adjustment to interest income on a basis that approximates level rates of return over the terms of the loan.

HEDGING CONTRACTS AND LOANS HELD FOR SALE
The Company manages its interest rate market risk on the loans held for sale and its estimated future commitments to originate and close mortgage loans for borrowers at fixed prices ("Locked Loans") through hedging techniques which include listed options and fixed price forward delivery commitments ("Forward Commitments") to sell mortgage-backed securities or specific whole loans to investors on a mandatory or best efforts basis. The Company records the inventory of loans held for sale at the lower of cost or market on an aggregate basis after considering any market value changes in the loans held for sale, Locked Loans, and Forward Commitments.

MORTGAGE SERVICING RIGHTS
On July 1, 1995, SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65," was adopted. SFAS No. 122 permits an allocation of a portion of the cost of loan origination to the rights to service mortgage loans. Approximately $5.5 million, $1.9 million, and $117,000 was capitalized relating to mortgage servicing rights ("MSRs") during 1997, 1996 and 1995, respectively. Also included in the balance of mortgage servicing rights is approximately $225,000 of rights acquired through the Firstate acquisition. As of December 31, 1997, 1996 and 1995, the unamortized portion of these MSRs were $7.1 million, $2.0 million, and $113,000, respectively. For purposes of measuring impairment, MSRs are stratified based on the loan type, interest rate and maturity of the underlying loans.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT
OF LIABILITIES
The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which was effective for the Company's fiscal year beginning January 1, 1997. SFAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. In addition to providing further guidance related to the recording of mortgage servicing rights, SFAS 125 required that the Company classify loans held for sale which are securitized and retained in the Company's portfolio, residual interest retained and excess spread interest only strip receivable as trading assets. As a result, the Company is required to carry these assets at their current market value as of the balance sheet date with the resulting valuation adjustment recorded in the statement of operations.

The Company uses an automated portfolio analysis system to value its mortgage servicing rights at the individual loan level. The model uses current market assumptions to determine default probabilities and prepayment speed assumptions based upon current factors to include interest rate, age, loan type, geography and demographic factors. The automated foreclosure probabilities also take into consideration the regional, demographic and behavioral characteristics. These factors are applied to each loan based on its own individual characteristics. The following table shows the amount of servicing assets which were capitalized and amortized, and the fair value of those assets as of December 31, for the periods indicated (dollars in thousands):

                                                   1997                1996                1995
                                                 -------             -------             -------
Balance, beginning of year                       $ 1,968             $   113             $    --
Rights acquired through Firstate acquisition         225                  --                  --
Capitalized servicing assets                       5,504               1,923                 117
Amortization                                        (572)                (68)                 (4)
                                                 -------             -------             -------
Balance, end of year                             $ 7,125             $ 1,968             $   113
                                                 =======             =======             =======
Fair Value of assets                             $ 7,505             $ 2,289             $   113
                                                 =======             =======             =======

During December, 1997, the Company completed a securitization of $60 million of High LTV home equity loans. The assets were sold to Republic Bank Home Loan Owner Trust 1997-1 and the trust then issued $57.6 million of asset backed notes and certificates. As part of that transaction the Company recorded $5.7 million of residual interest on these securities. The calculation used to determine the value of the residual interest assumed a 14% discount rate, a default rate of 2.25%, and a prepayment rate ranging from 12% through 15%.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses provides for risks of losses inherent in the credit extension process. Losses and recoveries are either charged or credited to the allowance. The Company's allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay.

The evaluations are periodically reviewed and adjustments are recorded in the period in which changes become known.

ACCOUNTING FOR IMPAIRMENT OF LOANS
The Company's measurement of impaired loans includes those loans which are nonperforming and have been placed on non-accrual status and those loans which are performing according to all contractual terms of the loan agreement but may have substantive indication of potential credit weakness. As of December 31, 1997, $22.8 million of loans were considered impaired by the Company. Of this amount, $2.7 million were carried on a non-accrual basis. Approximately 12.6% of these loans were measured for impairment using the fair value of collateral, while the remaining 87.4% were measured using the present value of the expected future cash flows discounted at the loan's effective rate. As a result of these measurements, approximately $16.0 million of these loans required valuation allowances, totaling $2.8 million, which are included within the overall allowance for loan losses at December 31, 1997. Residential mortgages and consumer loans and leases outside the scope of SFAS 114 are collectively evaluated for impairment. Average impaired loans during 1997 were approximately $25.2 million and the amount of cash basis interest income recognized on these loans was $2.1 million.

As of December 31, 1996, $19.9 million of loans were considered impaired by the Company. Of this amount, $11.8 million were carried on a non-accrual basis. Approximately 42.3% of these loans were measured for impairment using the fair value of collateral, while the remaining 57.7% were measured using the present value of the expected future cash flows discounted at the loan's effective rate. As a result of these measurements, approximately $25.3 million of these loans required valuation allowances, totaling $4.0 million, which were included within the overall allowance for loan losses at December 31, 1996. Average impaired loans during 1996 were approximately $25.9 million, and the amount of cash basis interest income recognized on these loans was $1.2 million.

PREMISES AND EQUIPMENT
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, except for leasehold improvements for which the lesser of the estimated useful life of the asset or the term of the lease is used. The useful lives used in computing depreciation and amortization are as follows:


                                                    YEARS
                                                    -----
         Buildings and improvements                   39
         Furniture and equipment                       7
         Leasehold improvements                   5 - 15

Gains and losses on routine dispositions are reflected in current operations. Maintenance, repairs and minor improvements are charged to operating expenses, and major replacements and improvements are capitalized.

OTHER REAL ESTATE
Other real estate owned ("ORE") represents property acquired through foreclosure proceedings held for sale and real estate held for investment. ORE is net of a valuation allowance established to reduce cost to fair value. Losses are charged to the valuation allowance and recoveries are credited to the allowance. Declines in market value and gains and losses on disposal are reflected in current operations in ORE expense. Recoverable costs relating to the development and improvement of ORE are capitalized whereas routine holding costs are charged to expense. The sales of these properties are dependent upon various market conditions. Management is of the opinion that such sales will result in net proceeds at least equal to present carrying values.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS
The FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which was effective for the Company's fiscal year beginning January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized. SFAS No. 121 also requires that certain assets to be disposed of be measured at the lower of carrying amount or the net realizable value. The impact of adopting SFAS No. 121 upon the results of operations of the Company was not material.

EARNINGS PER SHARE
In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," SFAS No. 128 simplifies the method for computing and presenting earnings per share ("EPS") previously required by APB Opinion No. 15, "Earnings Per Share", and makes them comparable to international EPS standards. SFAS No. 128 is effective for periods ending after December 15, 1997, and requires restatement of all prior period EPS data and has been implemented by the Company. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

REPORTING COMPREHENSIVE INCOME
In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 130 establishes standards for reporting and display of comprehensive income. A specific reporting format is not required, provided the financial statements show the amount of total comprehensive income for the period. Those items which are not included in net income are required to be shown in the financial statements with appropriate footnote disclosure and the aggregate balance of such items must be shown separately from retained earnings and additional paid-in-capital in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods is required. SFAS No. 130 will have no material effect on the Company's financial statements.

DISCLOSURES ABOUT BUSINESS SEGMENTS
In June 1997, the FASB adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way the Company reports information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports. SFAS No. 131 is effective for periods beginning after December 15, 1997. Management has implemented SFAS No. 131 in the year ended December 31, 1997, and believes its commercial banking and mortgage banking activities constitute operating segments which require additional disclosure about their respective assets, revenues, profit or loss and other operating data.

DISCLOSURES ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS
In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosure about Pensions and Other Retirement Benefits," (SFAS No. 132). SFAS No. 132 revises the disclosure requirements for employees' pensions and other post-retirement benefit plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997, earlier application is encouraged. Management has implemented SFAS No. 132 in the year ended December 31, 1997.

INCOME TAXES
The Company follows the liability method which establishes deferred tax assets and liabilities for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a more-likely-than-not criterion is met, that is, unless a greater than 50% probability exists that the tax benefits will not actually be realized sometime in the future.

Effective April 1, 1995, federal regulations restricted the amount of deferred tax assets that can be used to meet regulatory capital requirements to an amount that the institution expects to realize within one year, or 10% of Tier 1 capital, whichever is less.

The Company and its subsidiaries file consolidated tax returns with the federal and state taxing authorities. A tax sharing agreement exists between the Company and its subsidiaries whereby taxes for the subsidiaries are computed as if the subsidiaries were separate entities. Amounts to be paid or credited with respect to current taxes are paid to or received from the Company.

PREMIUM ON DEPOSITS
A premium on deposits is recorded for the difference between cash received and the carrying value of deposits acquired in purchase transactions. This premium is being amortized on a straight-line basis over three to four years. Approximately $202,000 and $527,000 was included in other assets in the accompanying financial statements, as of December 31, 1997, and 1996.

STOCK-BASED COMPENSATION PLANS
The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Effective in 1996, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which requires that companies not electing to account for stock-based compensation as prescribed by the statement, disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used are to determine the pro forma effects of SFAS No. 123.

CASH EQUIVALENTS
For purposes of preparing the Consolidated Statements of Cash Flows, cash equivalents are defined to include cash and due from banks, interest-bearing deposits in banks, and federal funds sold.

RECLASSIFICATIONS
Certain reclassifications have been made to prior period financial statements to conform with the 1997 financial statement presentation.

3.   INVESTMENT SECURITIES:

The Company's investment securities consisted primarily of U.S. Treasury Bills, Notes, and Agencies. The investment securities of the Company at December 31, 1997 and 1996, are summarized as follows (in thousands):


                                                     Amortized        Unrealized     Unrealized       Market
                                                       Cost             Gains          Losses         Value
                                                     ---------        ----------     ---------        -------
AT DECEMBER 31, 1997:
Available-for-sale securities:
 U.S. Government Treasuries                           $10,512         $     9         $    --          $10,521
 U.S. Agencies                                          4,000              14              --            4,014
 Revenue bond                                           1,545              --              --            1,545
                                                      -------         -------         -------          -------
   Total U.S. Treasuries & Federal Agency Notes       $16,057         $    23         $                $16,080
                                                      =======         =======         =======          =======

AT DECEMBER 31, 1996:
Available-for-sale securities:
 U.S. Government Treasuries                           $72,905         $    --         $   (53)         $72,852
 Revenue Bond                                           1,545              --              --            1,545
                                                      -------         -------         -------          -------
   Total available for sale                            74,450              --             (53)          74,397
Trading securities:
 U.S. Agencies                                          4,000              32              --            4,032
                                                      -------         -------         -------          -------
   Total U.S. Treasuries & Federal Agency Notes       $78,450         $    32         $   (53)         $78,429
                                                      =======         =======         =======          =======


BOOK VALUE AT DECEMBER 31:                                               1997                 1996
                                                                       ---------           ---------
 Available-for-sale securities:                                        $  16,080           $  74,397
 Trading Securities                                                            -               4,032
                                                                       ---------           ---------
    Total U.S. Treasuries & Federal Agency Notes                       $  16,080           $  78,429
                                                                       =========           =========

The amortized cost and estimated market value of investment securities at December 31, 1997, by contractual maturity are shown below (in thousands):



                                                              Available-for-Sale
                                                      ----------------------------------
                                                                   Estimated    Weighted
                                                      Amortized      Market     Average
                                                         Cost        Value       Yield
                                                      ---------    ---------    --------
Due in 1 year or less                                  $ 10,512     $ 10,521     5.68%
Due after 1 year through 5 years                          1,545        1,545     8.60
Due after 5 years                                         4,000        4,014     7.45
                                                       --------    ---------
Total                                                  $ 16,057     $ 16,080     6.40%
                                                       ========     ========


Proceeds from sales of U.S. Treasury and Federal Agency Notes during the years ended 1997, 1996 and 1995, were $55,092,000, $7,545,000, and $2,972,000, respectively. Gross losses of $7,109, $ 0, and $27,891 were realized for the years ended December 31, 1997, 1996 and 1995. Gross gains of $193,218, $45,404, and $ 0, were realized during the years ended December 31, 1997, 1996 and 1995, respectively. U.S. Treasuries and Federal Agency Notes with a par value of $10,500,000 and $19,000,000 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits and for other purposes. Net unrealized holding gains on trading securities of $764,000, $26,000, and $101,000 were included in income during 1997, 1996, and 1995, respectively.



4. MORTGAGE-BACKED SECURITIES:

Mortgage-backed securities ("MBS"), sometimes referred to as pass-through certificates, represent an interest in a pool of loans. The securities are issued by three government agencies or corporations: (i) the Government National Mortgage Association ("GNMA"), (ii) the Federal Home Loan Mortgage Corporation ("FHLMC") and (iii) the Federal National Mortgage Association ("FNMA"). During 1997 and 1996 the Company securitized loans with a carrying value of $17,923,000 and $6,282,000, respectively. MBS securities held to maturity are recorded at amortized cost, while securities available-for-sale and trading are recorded at estimated market value. Mortgage-backed securities are summarized as follows (in thousands):

                                                     Amortized            Unrealized       Unrealized            Market
                                                       Gains                 Gains          Losses               Value
                                                     ---------            ----------       ----------          ---------
At December 31, 1997:
Available for sale securities:
GNMA securities                                      $  41,395               $ 648         $        -          $  42,043
FHLMC securities                                         5,963                   -                 (9)             5,954
FNMA securities                                          6,644                 104                 (2)             6,746
Other MBS securities                                       716                   8                  -                724
                                                     ---------               -----         ----------          ---------
        Total MBS available for sale                 $  54,718               $ 760         $      (11)         $  55,467
                                                     =========               =====         ==========          =========
Trading securities:
GNMA securities                                      $  16,346               $ 478         $        -          $  16,824
FNMA Title 1 securities                                  1,200                   -                  -              1,200
Republic Bank Owner Trust 1997-1 M2                      4,350                   -                  -              4,350
Republic Bank Owner Trust 1997-1 B                       4,350                   -                  -              4,350
Republic Bank Owner Trust 1997-1-

   Overcollateralization                                 2,400                   -                  -              2,400
Residual interest                                        5,845                   -                  -              5,845
Excess servicing interest only strip                     2,077                   -                  -              2,077
                                                     ---------               -----         ----------          ---------
   Total MBS trading securities                      $  36,568               $ 478         $        -          $  37,046
                                                     =========               =====         ==========          =========

AT DECEMBER 31, 1996:
Available for sale securities:

Mortgage-backed securities                               $61,560          $   108          $  (219)          $61,449

Collateralized mortgage backed
   obligations                                           $    --               --               --                --
Excess servicing interest only strip                         588               --               --               588
                                                         -------          -------          -------           -------
   Total MBS available for sale                          $62,148          $   108          $  (219)          $62,037
                                                         =======          =======          =======           =======
Trading Securities:
Mortgage-backed securities                               $    --          $    --          $    --           $    --
Collateralized mortgage backed
   obligations                                             5,554               --               (6)            5,548
Excess servicing interest only strip                          --               --               --                --
                                                         -------          -------          -------           -------
   Total MBS trading securities                          $ 5,554          $    --          $    (6)          $ 5,548
                                                         =======          =======          =======           =======
Held to maturity securities:
Mortgage-backed securities                               $15,343          $   218          $   (47)          $15,514
Collateralized mortgage backed
   obligations                                                --               --               --                --
Excess spread interest only strip receivable                  --               --               --                --
                                                         -------          -------          -------           -------
   Total MBS securities held to maturity                 $15,343          $   218          $   (47)          $15,514
                                                         =======          =======          =======           =======

BOOK VALUE AT DECEMBER 31:                                                                  1997              1996
                                                                                           -------           -------
   Held to maturity securities                                                             $     -           $15,343
   Available for sale securities                                                            55,467            62,037
   Trading securities                                                                       37,046             5,548
                                                                                          --------           -------
                 Total MBS                                                                $ 92,513           $82,928
                                                                                          ========           =======

The trading asset category at December 31, 1997, included $2.1 million in excess spread on mortgage servicing rights, $8.7 million of securities purchased from the Company's securitization of High LTV Loans in December 1997 and the $8.2 million residual interest in cash flows from that securitization. The Company has recorded these assets at what it believes to be their fair market value, however, there is no ready market for residuals in cash flows from securitization of High Loan-to-Value Loans.

At December 31, 1997, all MBS securities available for sale were scheduled to reprice in one year or less. The amortized cost and estimated market value of the MBS portfolio at December 31, 1997, by contractual maturity are shown below (in thousands). Actual maturities may differ from contractual maturities as a result of prepayments of the underlying mortgages:


                                                Estimated    Weighted
                                  Amortized      Market       Average
                                    Cost         Value        Yield
                                 ----------    ---------     --------
Due 5 - 10 years                 $      716    $      724       7.39%
Due after 10 years                   90,570        91,789       6.86%
                                 ----------   -----------
Total                            $   91,286    $   92,513       6.87%
                                 ==========    ==========

Proceeds from sales of MBS securities during the years ended December 31, 1997, 1996 and 1995 were $59,111,000, $47,750,000 and $17,487,000, respectively. Gross gains of $359,511, $495,837 and $130,038 and gross losses of $1,890, $85,845 and
$9,000, respectively, were realized on these sales. Mortgage backed securities with a par value of $29.3 million and a market value of $30.0 million were pledged to secure repurchase agreements at December 31, 1997.

5. LOANS AND LOANS HELD FOR SALE:

Loans and loans held for sale at December 31, 1997 and 1996, are summarized as follows (in thousands):


                                                                 1997              1996
                                                             -----------        -----------
Real estate mortgage loans:
    One-to-four family residential                           $   644,235        $   494,955
    Multi-family residential                                      86,835             90,745
    Commercial real estate                                       265,153            224,715
    Construction/land development                                 50,203             42,206
    Home equity loans                                             44,389             23,622
Commercial loans                                                  36,515             37,626
Consumer loans                                                    26,072             21,845
Other loans                                                          442              1,294
                                                             -----------        -----------
    Total gross portfolio loans                                1,154,031            937,008
Less-allowance for loan losses                                   (20,776)           (18,747)
Less-undisbursed loans in process                                     --            (10,824)
Less-premiums and unearned discounts on loans purchased           (3,273)            (4,731)
Less-unamortized loan fees                                        (1,027)              (671)
                                                             -----------        -----------
    Total loans held for portfolio                             1,128,955            902,035
Residential loans held for sale                                  151,404             46,593
                                                             -----------        -----------
    Total loans                                              $ 1,280,359        $   948,628
                                                             ===========        ===========

Mortgage loans serviced for others as of December 31, 1997 and 1996, were $370,106,000 and $224,311,000, respectively. Loans on which interest was not being accrued totaled approximately $26,959,000, $19,409,000, and $16,229,000 at December 31, 1997, 1996 and 1995, respectively. Had interest been accrued on these loans at their originally contracted rates, interest income would have been increased by approximately $2,138,000, $1,661,000, and $1,729,000 in the years ended December 31, 1997, 1996 and 1995, respectively. Loans past due 90 days or more and still accruing interest at December 31, 1997 and 1996, totaled approximately $196,000 and $113,000, respectively. The Company restructured loans totaling $0 and $2,516,000 during 1997 and 1996, respectively.

6.   ALLOWANCE FOR LOAN LOSSES:

Changes in the allowance for loan losses were as follows (in thousands):


                                                   For the Years Ended December 31,
                                              ----------------------------------------
                                                1997            1996            1995
                                              --------        --------        --------
BALANCE, beginning of year                    $ 18,747        $ 20,048        $ 15,272

 Provision for possible loan losses              2,628           2,582           2,162
 Allowance from Firstate acquisition               132              --              --
 Discount on purchased loans allocated
    to (from) allowance for loan losses             39          (1,732)          7,658
 Loans charged off                              (1,003)         (2,448)         (5,536)
 Recoveries of loans charged off                   223             297             492
                                              --------        --------        --------
BALANCE, end of year                          $ 20,776        $ 18,747        $ 20,048
                                              ========        ========        ========

While management believes that the allowance for loan losses is adequate at December 31, 1997, based on currently available information, future additions to the allowance may be necessary due to changes in economic conditions, deterioration of creditworthiness of the borrower, the value of underlying collateral or other factors. Additionally, the Florida Department of Banking and Finance, the FDIC, and the Federal Reserve, as an integral part of their regular examination process, periodically review the allowance for loan losses. These agencies may require additions to the allowance based on their judgments about information available to them at the time of examination.

The portion of the allowance for loan losses which arose due to the allocation of discounts on purchased loans may only be used to absorb losses on the related acquired loans. As of December 31, 1997 and 1996, approximately $6,197,000 and $7,150,000 of the allowance had arisen through an allocation of discounts on purchased loans.

7. PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 1997 and 1996, included (in thousands):


                                                            1997                      1996
                                                         ----------                 ---------
Land                                                     $    7,202                 $   6,249
Buildings and improvements                                   19,354                    14,370
Furniture and equipment                                      16,008                    12,634
Leasehold improvements                                        2,279                     1,051
Construction in progress                                      1,137                       268
                                                         ----------                 ---------
 Total premises and equipment                                45,980                    34,572
Less-accumulated depreciation and amortization              (12,677)                   (9,533)
                                                         ----------                 ---------
 Premises and equipment, net                              $  33.303                  $ 25,039
                                                          =========                  ========

8.   OTHER REAL ESTATE (ORE):

State banking regulations require the Company to dispose of all ORE acquired through foreclosure within five years of acquisition, with a possibility for additional extensions, each of up to five years. Failure to receive additional extensions could result in losses on ORE. There were three ORE properties totaling approximately $3,451,000 at December 31, 1997, which were required to be disposed of by year end. The Company has been granted an extension on these properties by the State of Florida. The largest piece of these properties is a tract of land carried at $2.6 million acquired through foreclosure in 1988 that has partially been developed as a shopping center site. The FDIC has also granted an extension of the holding period on this property. The Bank currently has a firm commitment to sell a substantial portion of the second largest property, with a book value of approximately $597,000, for an amount in excess of the current book value. While the current appraisal on this property indicates that the market value of the tract exceeds its book value, a sale to a party other than an end-user could result in proceeds below the current book value.

During 1995, the former headquarter building was vacated and that space was leased to a third party. Since that building was no longer used for banking purposes, approximately $2,498,000 was transferred from premises and equipment to ORE held for investment. During 1996, this building was sold and a gain of $1,207,000 was recorded.

Loans converted to ORE through foreclosure proceedings totaled $6,471,000, and $7,249,000, for the years ended December 31, 1997 and 1996, respectively. Sales of ORE that were financed by the Company totaled $113,000 and $6,572,000 for the years ended December 31, 1997 and 1996, respectively.

Changes in the valuation allowance for ORE were as follows (in thousands):

                                                    For the Years Ended December 31,
                                                  ----------------------------------
                                                    1997        1996         1995
                                                  ---------   --------     ---------
BALANCE, beginning of year                         $  2,672   $  2,090     $   4,043
   Provision                                            530        111           240
   Charge-offs, net                                      77        471        (2,193)
                                                   --------   --------     ---------
BALANCE, end of year                               $  3,279   $  2,672      $  2,090
                                                   ========   ========      ========

9. INCOME TAXES:

Income taxes are comprised of the following (in thousands):

                                                                         For the
                                                                        Year Ended
                                                                       December 31,
                                                          -------------------------------------
                                                            1997           1996          1995
                                                          -------        --------      --------

           Current provision                              $  7,991       $  3,728      $  2,528
           Deferred benefit                                 (1,895)          (693)          (12)
                                                          --------       --------      --------
                                                          $  6,096       $  3,035      $  2,516
                                                          ========       ========      ========


At December 31, 1997, the Company had approximately $7,061,000 of remaining federal and $8,784,000 of state net operating loss carryforwards. These carryforwards expire in the years 2005 through 2012.

Following the change of ownership in 1993, and the two acquisitions in 1997, recognition of net operating loss carryforwards are limited to approximately $571,000 each year under the rules of IRC Section 382. If the full amount of the limitation is not used in any years, the amount not used increases the allowable limit in the subsequent year.

Deferred tax assets and liabilities were comprised of the following at December 31, 1997 and 1996 (in thousands):


                                                                   1997           1996
                                                                 ----------      -------
 Gross deferred tax assets:
   Tax bases over financial bases for loans
       (loan loss allowance and discounts)                       $   6,091       $   3,643
   Financial amortization of premium over tax amortization             701             646
   Interest on non-accrual loans                                       522             452
   Tax bases over financial bases for ORE                            1,516           1,346
   Net operating losses and tax credit carryforward                  2,717           2,039
   Mark-to-market-loans held for sale                                1,268             232
   Other                                                               457             149
                                                                ----------       ---------
      Gross deferred tax asset                                      13,272           8,507
      Gross deferred tax liabilities                                (3,315)         (2,318)
                                                                 ---------       ---------
      Net deferred tax asset                                      $  9,957       $   6,189
                                                                  ========       =========


There were no valuation allowances against the deferred tax asset as management has determined that it is more likely than not that all of the deferred tax asset recorded will be realized. The net deferred tax asset increased during 1997 and 1996 by approximately $352,000 and $63,000, respectively, relating to the unrealized gain on available for sale securities which is recorded directly to stockholders' equity.

Through the merger of FFO, the Company acquired an unrecognized deferred tax liability of approximately $2,700,000 related to base year reserves calculated under the thrift bad debt percentage method. If during any taxable year, the Company ceases to be a bank, these reserves shall be taken into account ratably over the six taxable year period beginning with such taxable year.

The Company's effective tax rate varies from the statutory rate of 34%. The reasons for this difference are as follows (in thousands):


                                                        For the Years Ended December 31,
                                                   ----------------------------------------
                                                     1997           1996             1995
                                                   --------       --------          -------
 Computed "expected" tax provision                 $  5,454       $  2,862          $ 3,377
 Increase (reduction) of taxes:
   Tax-exempt interest income                           (20)           (22)             (27)
      Valuation allowance                                 -              -             (355)
   Goodwill amortization                                122              -                -
   Amortization of excess of fair
      value over purchase price                           -              -             (536)
 State taxes                                            578            304              298
 Other                                                  (38)          (109)            (241)
                                                   --------       --------        ---------
           Total                                   $  6,096       $  3,035         $  2,516
                                                   ========       ========         ========

10.    OTHER BORROWINGS:

At December 31, 1997, the Company was required by its collateral agreement with the FHLB to maintain qualifying first mortgage loans in an amount equal to at least 100% of the FHLB advances outstanding as collateral. The FHLB advances at December 31, 1997 and 1996, were collateralized by such loans and securities totaling $35.0 million and $32.2 million, respectively. In addition, all of the Company's FHLB stock is pledged as collateral for such advances.

Maturities and average interest rates of advances from the FHLB as of December 31, 1997 and 1996, were as follows (in thousands):

                                                            Balance at
          Maturities in                                     December 31,
          Year Ending        Weighted         -----------------------------------
          December 31,      Average Rate        1997                       1996
          -------------     ------------      ---------                 ---------
              1997              6.95%         $       -                  $  7,000
              1998              6.50             35,000                         -
                                              ---------                 ---------
                 TOTAL                        $  35,000                  $  7,000
                                              =========                  ========

On December 27, 1996, the Company issued $6,000,000 in convertible subordinated debentures at a fixed interest rate of 6.00%, interest payable semi-annually, with a maturity of December 1, 2011. The Company had the right to redeem the debentures beginning in 2001 at 106% of face value, with the premium declining 1% per year thereafter and without any premium if the price of the Company's common stock equals or exceeds 130% of the conversion price for not less than 20 consecutive trading days. During 1997, the Company's common stock exceeded 130% of the conversion price of $17.85714 for more than 20 consecutive days. As a result, the Company notified the trustee of its intention to redeem the debentures as of December 1, 1997. All of the holders converted their debentures prior to this date into a total of 336,000 shares of common stock.

11. OFF-BALANCE-SHEET RISK, COMMITMENTS AND CONTINGENCIES:

CONCENTRATION OF CREDIT RISK
The Company's core customer loan origination base is located along the west coast and in central Florida. The majority of the Company's purchased loan portfolio is concentrated in the states of Florida, California, Texas, and in the northeastern United States. At December 31, 1997 and 1996, approximately 95% and 94%, respectively, of the Company's loan portfolio was secured by real estate. Mortgage loans secured by 1-4 family properties comprised approximately 56% and 53%, respectively, of total mortgage loans at December 31, 1997 and 1996.

OFF-BALANCE-SHEET ITEMS
The Company enters into financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to limit exposure to changes in the value of loans held for sale.

These financial instruments include commitments to extend credit, commercial and standby letters of credit, and forward contracts for the delivery of loans. These instruments involve, to varying degrees, elements of credit and interest-rate risk that are not recognized in the accompanying consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments discussed above is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of financial instruments with off-balance-sheet risk at December 31, 1997, is as follows (in thousands):

                                                        Contractual
                                                           Amount
                                                        -----------
 Commitments to extend credit                             $ 76,698
 Unfunded lines of credit                                  156,013
 Commercial and standby letters of credit                   12,168
                                                         ---------
     Total                                               $ 244,879
                                                         =========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary upon extension of credit is based on management's credit evaluation of the counter party. Collateral held varies but may include premises and equipment, inventory and accounts receivable. Unfunded lines of credit represent the undisbursed portion of lines of credit which have been extended to customers.

Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party which typically do not extend beyond one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company typically holds certificates of deposit as collateral supporting those commitments, depending on the strength of the borrower. Outstanding unsecured standby letters of credit at December 31, 1997, totaled approximately $3,269,000.

At December 31, 1997, in connection with managing the interest rate market risk on its loans held for sale of $151,404,000 and locked loans (without consideration for any fallout) of $56,097,000, the Company had outstanding $32,040,000 (estimated fair value of $31,910,000) of Forward Commitments which expire over the next two months, the period when the loans are expected to be sold and locked loans are expected to close.

The Company reduces its risk of nonperformance under the hedging contracts by entering into those contracts with reputable security dealers and investors and evaluating their financial condition. However, there is a risk that certain of the locked loans do not close or are renegotiated in a declining interest rate market and close at lower prices. The Company reduces this risk by collecting nonrefundable commitment fees on certain of the locked loans and enters into forward commitments to deliver loans to investors primarily on a best efforts basis.

COMMITMENTS
The Company has entered into a number of noncancelable operating leases primarily for branch banking locations. At December 31, 1997, minimum rental commitments based on the remaining noncancelable lease terms were as follows (in thousands):

                    1998                                  $ 3,077
                    1999                                    2,895
                    2000                                    2,403
                    2001                                    2,197
                    2002                                    1,891
                    Thereafter                                  -
                                                          -------
                      Gross operating lease commitments    12,463
                                                          -------
                    Less-sublease rentals                  (1,620)
                                                          -------
                      Net operating lease commitments     $10,843
                                                          =======

Total rent expense for the years ended December 31, 1997, 1996 and 1995, was $2,546,000, $2,031,000, and $1,372,000, respectively. Total rental income from subleases for the years ended December 31, 1997, 1996 and 1995, was $582,000, $1,031,000, and $1,190,000, respectively.

During 1994 a capital lease obligation of approximately $981,000 was incurred related to the leasing of data processing equipment with an implicit rate of 7.49%. Minimum lease payments under this capital lease are approximately $214,000 in 1998 and $107,000 in 1999. In addition, the Company is obligated to make processing payments in relation to its computer facilities of approximately $1,545,000 in 1998, $1,653,000 in 1999, $1,759,000 in 2000, and $293,000 in
2001.

CONTINGENCIES
The Company is subject to various other legal proceedings and claims which arise in the normal course of business. In the opinion of management, the amount of liability with respect to these other proceedings would not have a material effect on the financial statements.

12. EMPLOYEE BENEFIT PLANS:

On January 1, 1987, a retirement plan was adopted, covering substantially all employees, which includes a 401(k) arrangement. The Company's contributions were $437,200, $186,900, and $107,200 in the years ended December 31, 1997, 1996 and
1995, respectively.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

Generally, the Company's practice and intent is to hold its financial instruments to maturity, unless otherwise designated. Where available, quoted market prices are used to determine fair value. However, many of the Company's financial instruments lack quoted market prices. Although the Company has incorporated what it considers to be appropriate estimation methodologies for those financial instruments which lack quoted market prices, a significant number of assumptions must be used in determining such estimated fair values. Such assumptions include subjective assessments of current market conditions, perceived risks associated with these financial instruments and other factors. Different assumptions might be considered by the user of the financial statements to be more appropriate, and the use of alternative assumptions or estimation methodologies could have a significant effect on the resulting estimated fair values. The estimated fair values presented neither include nor give effect to the values associated with the Company's business, existing customer relationships, and branch banking network, among other things.


The following estimates of the fair value of certain financial instruments held by the Company include only instruments that could reasonably be evaluated. The investment and mortgage backed securities portfolio was evaluated using market quotes, where available, or fair market value calculations as of December 31, 1997 and 1996. The fair value of the loan portfolio was evaluated using market quotes for similar financial instruments, where available. Otherwise, discounted cash flows at current market, after adjusting for credit deterioration and an average prepayment assumption, were used based upon current rates the Company would use in extending credit with similar characteristics. These rates may not necessarily be the same as those which might be used by other financial institutions for similar loans. Cash and due from banks and federal funds sold were valued at cost. The fair values disclosed for checking accounts, savings accounts, securities sold under agreements to repurchase, and certain money market accounts are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time deposits are estimated using a discounted cash flow calculation that applies current interest rates to aggregated expected maturities. Standby letters of credit and commitments to extend credit were valued at book value as the majority of these instruments are based on variable rates. The value of the Company's mortgage servicing rights was determined using the net discounted cash flows from servicing.

These evaluations may incorporate specific value to the Company in accordance with its asset/liability strategies, interest rate projections and business plans at a specific point in time and therefore, should not necessarily be viewed as liquidation value. They should also not be used in determining overall value of the Company due to undisclosed and intangible aspects such as business and franchise value, and due to changes to assumptions of interest rates and expected cash flows which might need to be made to reflect expectations of returns to be earned on instruments with higher credit risks.

The table below illustrates the estimated fair value of the Company's financial instruments as of December 31 using the assumptions described above (in thousands):



                                                                                1997                   1996
                                                                              -----------            --------
Cash and due from banks                                                       $    45,998            $ 34,109
                                                                              ===========            ========
Interest bearing deposits in banks                                                    671              11,783
                                                                              ===========            ========
Federal funds sold                                                                 33,000               8,000
                                                                              ===========            ========
Investment and mortgage backed securities                                         108,593             161,304
                                                                              ===========            ========
Loans and loans held for sale (net of allowance for loan losses)                1,306,678             991,635
                                                                              ===========            ========
Mortgage servicing rights                                                             269               1,690
                                                                              ===========            ========
Deposits                                                                        1,365,824           1,119,888
                                                                                                     ========
Securities sold under agreements to repurchase                                     19,654              15,372
                                                                              ===========            ========
FHLB stock                                                                         35,000               7,000
                                                                              ===========            ========
Subordinated debt                                                                      --               6,000
                                                                              ===========            ========
Standby letters of credit                                                          12,168               7,415
                                                                              ===========            ========
Commitments to extend credit and unfunded lines of credit                         232,711             121,420
                                                                              ===========            ========

14. STOCKHOLDERS' EQUITY:

PERPETUAL PREFERRED CONVERTIBLE STOCK
The Company has 75,000 outstanding shares of perpetual preferred convertible stock. The preferred stock has a liquidation preference of $88 per share and carries a noncumulative dividend of $3.52 per year, payable quarterly. Dividends on the preferred stock must be paid before any dividends on common stock can be paid. Beginning December 16, 1994, and thereafter, the preferred stock can be converted by the holders into 10 shares of common stock for each share of preferred stock. The holders of the preferred stock vote with the holders of the common stock and are entitled to 10 votes per share of preferred stock.

DIVIDENDS
Florida Statutes limit the amount of dividends the Bank can pay in any given year to that year's net income plus retained net income from the two preceding years. Additionally, the Bank and the Company cannot pay dividends which would cause either to be undercapitalized as defined by federal regulations.

1993 NON-QUALIFIED STOCK OPTION PLAN
On May 28, 1993, the Company adopted a non-qualified stock option plan (the Option Plan) which reserved 80,000 shares of common stock for future issuance under the Option Plan to eligible employees of the Company. As of December 31, 1997, 60,000 options were granted under the Option Plan and 30,000 were outstanding. The per share exercise price of each stock option is determined by the Board of Directors at the date of grant. The plan terminates in 2003 or at the discretion of the Board of Directors.

1995 INCENTIVE STOCK OPTION PLAN
On April 29, 1994, the shareholders approved a qualified incentive stock option plan to certain key employees. In connection with the Company's holding company reorganization and share exchange in which all of the Company's stockholders became stockholders of the Company, the Company adopted the Republic Bancshares, Inc. 1995 Stock Option Plan (the "Plan") as a replacement for the Company's 1994 Stock Option Plan. The Plan was approved by the stockholders of the Bank at the Bank's Special Meeting held on February 27, 1996. On April 23, 1996, the shareholders approved certain amendments to the Plan (the "Amendment"). Under the Amendment, the total number of shares that may be purchased pursuant to the plan cannot exceed 525,000 over the life of the plan and provides that the maximum number of options granted to any one individual in any fiscal year under the plan cannot exceed 62,000. There is no limitation on the annual aggregate number of options to be granted in any fiscal year. Each option granted under the plan will be exercisable by the grantee during a term, not to exceed 10 years, fixed by the compensation committee of the Board of Directors ("the Committee"). However, no more than 20% of the shares subject to such options shall vest annually beginning at date of grant. However, in the event of a change in control, or termination of employment without cause, all options granted become exercisable immediately. Options under the plan, which have been granted to the employees of the Flagship/Capital mortgage banking division of the Company, vest at the rate of 20% at the end of each 12-month period over five years, contingent upon that division meeting specified net income performance goals as set by the Board of Directors. If the performance goal for each year is not met, then the options that would have become exercisable at the end of the 12-month period shall expire and be null and void. In addition, options granted to employees of this division shall not vest and become exercisable if there is a change in control or a termination of employment without cause, until the performance goal for at least one year has been met.

Upon the grant of an option to a key employee, the Committee will fix the number of shares of common stock that the grantee may purchase upon exercise of the option, and the price at which the shares may be purchased. The exercise price for all options shall not be less than the fair market value. During 1997, 1996 and 1995, options to purchase 80,500, 270,900 and 59,700 shares, respectively, under the incentive stock option plan were granted. Of the options previously granted, 59,380 shares have expired, thereby making these options available for future grants. As of December 31, 1997, 408,750 options remained outstanding under this plan, with 116,250 available to be granted at a future time.

1997 STOCK APPRECIATION RIGHTS PLAN
On October 21, 1997, the Board of Directors of the Company approved a Stock Appreciation Rights Plan (the "SAR Plan"). Under the SAR Plan, certain key employees have been granted the right to receive cash equal to the excess of the fair market value of a share of the Company's common stock at the time of exercise, over the fair market value of a share of the Company's common stock at date of grant, times the number of rights exercised. As of December 31, 1997, 40,250 SAR's had been granted at the then current market value of $26.675. No more than 20% of the shares may vest annually by beginning at date of grant. The term of an SAR may vary, but shall not be less than one year nor more than 10 years from the date of grant.

The Company records compensation expense equal to the appreciation of the fair market value of the stock times the number of outstanding stock appreciation rights. As of December 31, 1997, there had been no appreciation of the Company's common stock over the fair market value at date of grant. Therefore, no compensation expense had been recorded.

AGGREGATE STOCK OPTION ACTIVITY
The Company adopted SFAS No. 123 for disclosure purposes in 1996. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions (weighted averages) for 1997, 1996 and 1995: risk-free interest rate of 5.35%, 6.50% and 6.03%, respectively, expected life of seven years, dividend rate of zero percent, and expected volatility of 30.9% for 1997 and 25% for 1996 and 1995. The approximate fair value of the stock options granted in 1997, 1996, and 1995 is $959,000, $1,583,000 and $347,000, respectively, which would be amortized as compensation expense over the vesting period of the options. Options vest equally over five years. Had compensation cost been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share as reported would have been the following pro forma amounts (in thousands except share data):


                                                        1997        1996        1995
                                                     ---------   ---------      ------
             Net Income
               As reported                           $   8,571   $   4,879      $6,916
               Pro forma                                 8,210       4,683       6,873
             Earnings per share-diluted
               As reported                                1.21         .74        1.10
               Pro forma                                  1.16         .71        1.10
             Earnings per share-basic
               As reported                                1.40         .83        1.26
               Pro forma                                  1.34         .80        1.25

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years. A summary of the status of the Company's stock option plans at December 31, 1997, 1996 and 1995, and for the years then ended is presented in the table below:


                                                    1997                       1996                          1995
                                           -----------------------     ----------------------       -------------------------
                                           Wtd Avg                     Wtd Avg                      Wtd Avg
                                           Shares         Ex Price     Shares        Ex Price        Shares         Ex. Price
                                           -------        --------     -------       --------       -------         ---------
    FIXED OPTIONS
   Outstanding - beg. of year             196,470        $   11.87     131,810        $   11.00      81,500        $    8.75
   Granted                                 82,999            25.94      70,900            13.63      59,700            14.00
   Exercised                              (21,300)           11.80          --               --      (3,170)            9.58
   Forfeited/Expired                       (6,920)           13.04      (6,240)           13.42      (6,220)           11.06
                                          -------                      -------                     --------
   Outstanding - end of year              251,249            16.38     196,470            11.87     131,810            11.00
                                          =======                      =======                     ========
   Exercisable - end of year              118,979            12.52      92,530            10.29      45,112             9.07
   Wtd. avg. fair value
   of options granted                                        11.91                         5.84                         5.81
PERFORMANCE OPTIONS

   Outstanding - beg. of year             200,000        $   13.63     200,000        $   13.63          --               --
   Granted                                     --               --          --               --          --               --
   Exercised                                   --               --          --               --          --               --
   Forfeited/Expired                      (40,000)           13.63          --               --          --               --
                                          -------                      -------                     --------        ---------
   Outstanding - end of year              160,000            13.63     200,000            13.63          --               --
                                          =======                      =======                     ========        =========
   Exercisable - end of year                   --               --          --               --          --               --
   Wtd. avg. fair value
   of options granted                                           --                         5.84                           --


                       Options Outstanding                                        Options Exercisable
   ---------------------------------------------------------     --------------------------------------------------------
       Number           Weighted-Average                              Number             Exercisable
      Range of            Outstanding           Remaining        Weighted-Average           at           Weighted-Average
   Exercise Price          at 12/31/97      Contractual Life      Exercise Price          12/31/97         Exercise Price
   --------------       ----------------    ----------------    -----------------      -------------     ----------------
              2.13               2,499           1.00 years             $  2.13             2,499             $  2.13
        5.40-10.50              61,610           5.89 years                8.02            54,040                7.67
       13.63-14.00             266,640           8.19 years               13.69            46,340               13.83
             26.68              80,500           9.79 years               26.68            61,100               26.68

15. EARNINGS PER SHARE:

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

Diluted earnings per common and common equivalent share has been computed by dividing net income by the weighted average common and common equivalent shares outstanding during the periods. The weighted average common and common equivalent shares outstanding has been adjusted to include the number of shares that would have been outstanding if the stock options granted had been exercised, at the average market price for period, with the proceeds being used to buy shares from the market (i.e., the treasury stock method) and the perpetual preferred stock and the convertible subordinated debentures had been converted to common stock at the earlier of the beginning of the year or the issue date (i.e., the if-converted method). Basic earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. The table below reconciles the calculation of diluted and basic earnings per share (dollars in thousands, except share data):

                                                               1997
                                           --------------------------------------------
                                                               Weighted       Earnings
                                               Net              Shares          Per
                                              Income         Outstanding       Share
                                           -----------       -----------    ------------
Net Income                                 $     8,571         6,128,014
    Basic earnings per share                                                $     1.40
    Options exercised during the
       period - incremental effect
       prior to exercise                             -             5,198
    Options outstanding at end of
       period                                        -           117,835
    Convertible perpetual preferred
        stock                                        -           750,000
    Convertible subordinated debentures
       - incremental effect prior to
        conversion                                 245           300,452
                                          ------------       -----------     ----------
    Diluted earnings per share             $     8,816         7,301,499     $     1.21
                                           ===========        ==========     ==========

                                                               1996
                                           --------------------------------------------
                                                               Weighted       Earnings
                                              Net               Shares          Per
                                             Income          Outstanding       Share
                                          ------------       -----------    -----------
Net Income                                $      4,879         5,857,174
    Basic earnings per share                                                 $     0.83
    Options exercised during the
       period - incremental effect
       prior to exercise                             -                 -
    Options outstanding at end
       of period                                     -            19,430
    Convertible perpetual preferred
       stock                                         -           750,000
    Convertible subordinated
       debentures - incremental effect
       prior to conversion                           -                 -              -
                                           -----------         ---------    -----------
Diluted earnings per share                 $     4,879         6,626,604    $      0.74
                                           ===========         =========    ===========

                                                               1995
                                           --------------------------------------------
                                                               Weighted       Earnings
                                              Net               Shares          Per
                                             Income          Outstanding       Share
                                          ------------       -----------    -----------
Net income                                $      6,916         5,491,250
    Basic earnings per share                                                 $     1.26
    Options exercised during the
       period - incremental effect
       prior to exercise                             -               388
    Options outstanding at end
       of period                                     -            19,730
    Convertible perpetual preferred
       stock                                         -           750,000
    Convertible subordinated
       debentures - incremental effect
       prior to conversion                           -                 -              -
                                          ------------       -----------    -----------
Diluted earnings per share                  $    6,916         6,261,368     $     1.10
                                          ============       ===========    ===========

In 1997, the Company adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997. As a result, the Company's reported earnings per share for 1996 and 1995 were restated. The effect of this accounting change on previously reported earnings per share ("EPS") data was as follows:

                                           1996                  1995
                                      --------------        ---------------
    Primary EPS as Reported           $         0.74        $          1.10
    Effect of SFAS No. 128                      0.09                   0.16
                                      --------------        ---------------
    Basic EPS as restated             $         0.83        $          1.26
                                      ==============        ===============

    Fully diluted EPS as Reported     $         0.74        $          1.10
    Effect of SFAS No. 128                         -                      -
                                      --------------        ---------------
    Diluted EPS as restated           $         0.74        $          1.10
                                      ===============       ===============

16. REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (for the Company) and the FDIC (for the Bank). There are three basic measures of capital adequacy for banks that have been promulgated by the Federal Reserve; two risk-based measures and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

The minimum guidelines for the ratio ("Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital (i.e., 4.0% of risk-weighted assets) must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for banks that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier I Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities. The Bank had previously undertaken in writing to the FDIC to achieve a Leverage Ratio of at least 5.50% by September 30, 1995, which it did, and will consider raising additional capital or reducing internal growth should the ratio fall below that level in the future. The Company's leverage ratio requirement remains at 5.00%. Other than the foregoing commitment, the Bank has not been advised by the FDIC of any specific minimum capital ratio requirement applicable to it.

Failure to meet capital guidelines could subject a bank or a bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. Substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements under the federal prompt corrective action regulations.

As of December 31, 1997 and 1996, the Company and the Bank were considered "well capitalized" under the federal banking agencies for prompt corrective action regulations. Regulatory capital ratios for 1996 have not been restated to include FFO, as the accounting methodology for a pooling of interest does not apply under regulatory guidelines. The table which follows sets forth the amounts of capital and capital ratios of the Company and the Bank as of December 31, 1997 and 1996, and the applicable regulatory minimums (in thousands):

                                                                      COMPANY                        BANK
                                                             ---------------------        ---------------------
                                                             AMOUNT          RATIO        AMOUNT          RATIO
                                                             ------          -----        ------          ------
As of December 31, 1997:

RISK-BASED CAPITAL:

  Tier 1 Capital
  --------------
  Actual                                                      $101,350        10.05%     $103,162        10.25%
  Minimum required to be "Adequately Capitalized"               40,329         4.00        40,265         4.00
  Excess over minimum to be "Adequately Capitalized"            61,021         6.05        62,897         6.25
  To be "Well Capitalized"                                      60,494         6.00        60,398         6.00
  Excess over "Well Capitalized" requirements                   40,856         4.05        42,764         4.25

  Total Capital
  -------------
  Actual                                                       117,603        11.66       115,983        11.52
  Minimum required to be "Adequately Capitalized"               80,658         8.00        80,530         8.00
  Excess over minimum to be "Adequately Capitalized"            36,945         3.66        35,453         3.52
  To be "Well Capitalized"                                     100,823        10.00       100,663        10.00
  Excess over "Well Capitalized" requirements                   16,780         1.66        15,320         1.52

TIER 1 CAPITAL TO TOTAL ASSETS (LEVERAGE):
  Actual                                                       101,350         6.94       103,162         7.07
  Minimum required to be "Adequately Capitalized"               58,456         4.00        58,392         4.00
  Excess over minimum to be "Adequately Capitalized"            42,894         2.94        44,770         3.07
  To be "Well Capitalized"                                      73,070         5.00        72,990         5.00
  Excess over "Well Capitalized" requirements                   28,280         1.94        30,172         2.07

As of December 31, 1996:

 RISK-BASED CAPITAL:
  Tier 1 Capital
  --------------
  Actual                                                       $51,325         8.82%     $ 57,113         9.82%
  Minimum required to be "Adequately Capitalized"               23,268         4.00        23,260         4.00
  Excess over minimum to be "Adequately Capitalized"            28,057         4.82        33,853         5.82
  To be "Well Capitalized"                                      34,902         6.00        34,890         6.00
  Excess over "Well Capitalized" requirements                   16,423         2.82        22,223         3.82

  Total Capital
  -------------
  Actual                                                        64,630        11.11        64,418        11.08
  Minimum required to be "Adequately Capitalized"               46,536         8.00        46,519         8.00
  Excess over minimum to be "Adequately Capitalized"            18,094         3.11        17,899         3.08
  To be "Well Capitalized"                                      58,170        10.00        58,149        10.00
  Excess over "Well Capitalized" requirements                    6,460         1.11         6,269         1.08

TIER 1 CAPITAL TO TOTAL ASSETS (LEVERAGE):
  Actual                                                        51,325         5.90        57,113         6.57
  Minimum required to be "Adequately Capitalized"               34,807         4.00        34,798         4.00
  Excess over minimum to be "Adequately Capitalized"            16,518         1.90        22,315         2.57
  To be "Well Capitalized"                                      43,509         5.00        47,848         5.50
  Excess over "Well Capitalized" requirements                    7,816         0.90         9,265         1.07

17. RELATED PARTY TRANSACTIONS

William R. Hough, a director and one of the two controlling shareholders, is President and the controlling shareholder of William R. Hough & Co. ("WRHC"), an NASD-member investment banking firm. As part of the normal course of business the Company solicits competitive bids for the sales of mortgage securities from approved broker/dealers, including William R. Hough & Company. During 1997, the Company placed $115,410,000 of forward sales on mortgage backed securities through William R. Hough & Company. Additionally, the Company periodically purchased securities under agreement to repurchase at a rate based on the prevailing federal funds rate plus 1/8 of 1% per an agreement entered into on August 15, 1995.

In addition, WRH Mortgage, Inc., a related interest of William R. Hough, acted as the Company's agent in the purchase of two loan pools from the Resolution Trust Corporation on May 23, 1995, and was paid due diligence fees totaling $39,997.

In June 1995, in connection with a rights offering of the Company Common Stock conducted by the Company, William R. Hough & Co. participated as a soliciting dealer, and as such was entitled to receive solicitation fees in an amount equal to approximately $11,900. William R. Hough & Co. also participated in the selling group for the public offering of the Company Common Stock that took place in conjunction with the rights offering. In connection with the public offering, William R. Hough & Co. received approximately $18,000 in discounts and other fees.

In July 1996, William R. Hough & Co. began offering sales of insurance and mutual fund products and investment advisory services on the premises of the Company. The Company was paid a monthly fee of $300 for each banking office participating in the program plus a fee of 15% of the gross commissions earned from sales of non-insurance products. On January 1, 1997, this agreement was terminated and replaced with a new agreement where the Company will be paid 50% of the net profits earned from sales of investment products on the Company's premises.

In December 1996, the Company offered $6,000,000 of convertible subordinated debentures through a private placement on a "best efforts" basis exclusively through William R. Hough & Co. as "Sales Agent" for the Company. The sales agent agreement provided for the payment to William R. Hough & Co. of a fee of 1.50% for each $1,000 principal amount of debentures sold to directors of the Company or their spouses and 3% for each $1,000 of debentures sold to all others. The total amount of fees paid to William R. Hough & Company for the sale of the debentures was $162,000. In addition, the Company agreed to indemnify the sales agent against and contribute toward certain liabilities, including liabilities under the Securities Act, and to reimburse William R. Hough & Co. for certain expenses and legal fees related to the sale of the debentures of approximately $51,000.

During the years ended December 31, 1996 and 1995, FFO purchased approximately $53.3 million, and $69.5 million of securities through WRHC, respectively. During the years ended December 31, 1996 and 1995, FFO sold approximately $46.0 million and $19.7 million of securities through WRHC, respectively. In connection with such transactions, FFO paid WRHC an aggregate of $118,000 and $92,000, in commissions during the years ended December 31, 1996 and 1995, respectively.

In July 1997, in connection with an offering of trust preferred securities, William R. Hough & Company participated as co-manager, and as such was entitled to receive one-half of an underwriting fee of 3.75% of the dollar amount of preferred stock issued in an amount equal to approximately $539,063. In addition, the Company agreed to reimburse William R. Hough & Company for certain expenses and legal fees not to exceed $65,000.

In December 1997, the Company completed a securitization of $60 million of high loan-to-value home equity loans. William R. Hough & Company participated as co-underwriters and was paid one-half of an amount equal to 1.5% of the principal amount of senior securities; 1.5% of the principal amount of subordinated securities; and 2.5% of the gross proceeds from the sale of interest only securities totaling $450,000. The Company also reimbursed William
R. Hough & Company for reasonable out-of-pocket expenses. Certain directors and executive officers of the Company and Bank, members of their immediate families, and entities with which such persons are associated are customers of the Bank. As such, they had transactions in the ordinary course of business with the Bank during 1997. All loans and commitments to lend included in those transactions were made in the ordinary course of business, upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, have not involved more than the normal risk of collectibility or presented other unfavorable features.

18. BANK HOLDING COMPANY FINANCIAL STATEMENTS:

Condensed financial statements of the Company (Republic Bancshares, Inc.) at December 31 are presented below. Amounts shown as investment in the wholly-owned subsidiaries and equity in earnings of subsidiaries are eliminated in consolidation.

                            REPUBLIC BANCSHARES, INC.
                      PARENT-ONLY CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                                 As of December 31,
                                                                          --------------------------------
                                                                            1997                    1996
                                                                           --------               --------
ASSETS
     Cash                                                                 $       -                $     -
     Investment in wholly-owned subsidiaries                                124,307                 80,391
     Prepaid issuance costs - subordinated debt                                   -                    212
                                                                           --------                -------
          Total                                                            $124,307                $80,603
                                                                           ========                =======
LIABILITIES
     Subordinated debt                                                     $      -                $ 6,000
     Junior subordinated debt to subsidiary                                  28,750                      -
     Intercompany payable to subsidiary                                          26                      -
     Accrued interest on subordinated debt                                        -                      4
                                                                           --------                -------
           Total liabilities                                                      -                      4
     Minority interest                                                            -                  6,421
STOCKHOLDERS' EQUITY
     Perpetual preferred convertible stock                                    1,500                  1,500
     Common stock                                                            14,072                 11,708
     Capital surplus                                                         50,322                 34,225
     Retained earnings                                                       29,155                 20,847
     Unrealized gains (losses) on available-for sale securities                 482                  (102)
          Total stockholders' equity                                         95,531                 68,178
                                                                           --------                -------
                                                                           $124,307                $80,603
                                                                           ========                =======

                            REPUBLIC BANCSHARES, INC.
                 PARENT-ONLY CONDENSED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                  1997                     1996
                                                                 -------                 ---------
        INCOME
             Dividends from bank                                  $   828                 $    264
             Interest expense on subordinated debt                   (392)                      (5)
             Interest on borrowings from subsidiary                (1,090)                       -
             Equity in undistributed net income
               of subsidiary                                        9,225                    4,620
                                                                  -------                 --------
                 Net income                                       $ 8,571                 $  4,879
                                                                  =======                  =======

                           REPUBLIC BANCSHARES, INC.
                   PARENT-ONLY CONDENSED CASH FLOW STATEMENTS
                                 (IN THOUSANDS)


                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                                     ----------------------------------
                                                                        1997                   1996
                                                                     ----------              ----------
OPERATING ACTIVITIES:

     Net income                                                          $  8,571              $  4,879
     Adjustments to reconcile net income to net cash
         (used in) provided by operating activities:

     Equity in undistributed net income of subsidiary                      (9,225)               (4,620)
     Net decrease (increase) in other assets                                  212                    --
     Net increase (decrease) in other liabilities                              22                     5
                                                                         --------              --------
         Net cash (used in) provided by operating activities:                (420)                  264
                                                                         --------              --------

INVESTMENT ACTIVITIES:
     Equity investment in banking subsidiary                              (33,322)              (56,648)
     Equity investment in trust subsidiary                                   (889)                   --
     Equity investment in insurance subsidiary                                (10)                   --
                                                                         --------              --------
         Net cash used in investing activities:                           (34,221)              (56,648)
                                                                         --------              --------

FINANCING ACTIVITIES:
     Issuance of stock in merger                                           12,374                50,860
     Decrease in minority interest                                         (6,421)                   --
     Increase in retained earnings from merger                                  1                    --
     Conversion/Issuance of subordinated debt                                (152)                5,788
     Proceeds from exercise of stock options                                  240                    --
     Proceeds of borrowings from subsidiary                                28,750                    --
     Dividend payments on perpetual preferred stock                          (264)                 (264)
                                                                         --------              --------
         Net cash provided by financing activities                         34,528                56,384
                                                                         --------              --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           --                    --
                                                                         --------              --------
Cash balance beginning                                                         --                    --
                                                                         --------              --------
Cash balance ending                                                      $     --              $     --
                                                                         ========              ========

19. BUSINESS SEGMENTS

The Company's operations are divided into two business segments; commercial banking and mortgage banking. Commercial banking activities include the Company's lending for portfolio purposes, deposit gathering through the retail branch network, investment and liquidity management. Mortgage banking activities, which began in 1996, operate through a separate division of the Bank, include originating and purchasing mortgage loans for sale as well as selling those loans. The Company provides support for its mortgage banking division in areas such as secondary marketing, data processing and financial management. All funding for the mortgage banking division is provided through the Bank. The following are business segment results of operation for the years ended December 31, 1997 and 1996. The Company has elected to report its business segments without allocation of income taxes and minority interests.

                            REPUBLIC BANCSHARES, INC.
                              BUSINESS SEGMENT DATA
                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                                ($ IN THOUSANDS)


                                                        1997                                        1996
                                        ----------------------------------------    ------------------------------------------
                                        Commercial      Mortgage      Company       Commercial          Mortgage     Company
                                          Banking        Banking        Total         Banking            Banking      Total
                                        -------------   ----------    ----------    -------------      ---------     ---------
TOTAL ASSETS (at year end)                 $1,401,001     $151,404    $1,552,405       $1,177,764       $ 46,593     $1,224,357
OPERATING DATA
Interest income                                99,327        9,130       108,457           87,473          1,471         88,944
Interest expense                               55,772        4,151        54,923           43,986            963         44,949
                                           ----------     --------    ----------       ----------       --------     ----------
Net interest income                            48,555        4,979        53,534           43,487            508         43,949
Provision for loan losses                       2,628            -         2,628            2,582              -          2,582
                                           ----------     --------    ----------       ----------       --------     ----------
Net interest income after                      45,927        4,979        50,906           40,904            508         41,413
  provision for loan losses

Other noninterest income                        9,728       15,303        25,031            5,671          1,074          6,745
Gain on sale of ORE held for                        -            -             -            1,207              -          1,207
  investment
General and administrative                     40,002       17,482        57,484           34,773          2,056         36,829
  (G & A) expenses
Merger expenses                                 1,144            -         1,144                -              -              -
SAIF special assessment                             -            -             -            4,005              -          4,005
Provision for losses on ORE                       530            -           530              111              -            111
ORE expense, net of ORE
  income                                          273            -           273             (490)             -           (490)
Amort. of goodwill & prem.
 on deposits                                      464            -           464              491              -            491
Income before income taxes &               ----------     --------    ----------       ----------       --------     ----------
  minority interest                        $   13,242     $  2,800        16,042       $    8,893       $   (474)         8,419
                                           ==========     ========                     ==========       ========
Income tax provision                                                     (6,096)                                         (3,035)
Minority interest in income                                                (701)                                              -
  subsidiary trust

Minority interest in F.F.O.                                                (674)                                           (505)
                                                                      ----------                                       --------
Net income                                                            $   8,571                                        $  4,879
                                                                      ==========                                       ========

20. PROPOSED MERGERS AND ACQUISITIONS (UNAUDITED):

NATIONSBANK AND BARNETT BRANCHES
In December 1997, the Company entered into two purchase and assumption agreements with NationsBank Corporation ("NationsBank"), to acquire three branches of NationsBank's subsidiary bank, NationsBank, N.A. ("NationsBank Subsidiary"), and five branches of Barnett Bank, N.A. ("Barnett Subsidiary"), a wholly-owned subsidiary of Barnett Banks, Inc. ("BBI"), including the loans and other assets recorded at those branches, and to assume the deposits and other liabilities assigned to such branches for a purchase price of approximately $37.5 million, based on the most recent data available (the "NationsBank Subsidiary Acquisition"). The first purchase and assumption agreement (the "Florida Agreement") is for three NationsBank Subsidiary and four Barnett

Subsidiary branches located throughout Florida (the "Florida Branches"), consisting of three in Monroe County (Key West, Marathon and Plantation Key), two in Marion County (Ocala and Silver Springs), one in Columbia County (Lake
City) and one in Suwannee County (Live Oak). The second purchase and assumption agreement (the "Georgia Agreement" and with the Florida Agreement, collectively, the "NationsBank Subsidiary Agreements") is for a Barnett Subsidiary branch located in Glynn County, Georgia (the "Georgia Branch" and with the "Florida Branches," collectively, the "NationsBank Subsidiary Branches"). At August 31, 1997, the Florida Branches had deposit liabilities of $225.5 million and loans of $163.9 million, and the Georgia Branch had deposit liabilities of $24.2 million and loans of $19.4 million. The NationsBank Subsidiary Acquisition will be accounted for using purchase accounting rules.

BANKERS SAVINGS BANK
In February 1998, the Company and Bankers Savings Bank, Inc. ("BSB"), Coral Gables, Florida, entered into a definitive agreement (the "BSB Agreement") for the merger of BSB into the Bank stock by the Company (the "BSB Acquisition") at an exchange ratio of 0.54 of a share of the Company's Common Stock for each share of BSB's Common Stock, subject to certain changes in the price of the Company's Common Stock and a final valuation of BSB's headquarters building. BSB has two branches in Dade County and, as of December 31, 1997, had total assets of $67.1 million, total loans of $47.4 million and total deposits of $56.0 million. It is anticipated that the BSB Acquisition will be accounted for as a pooling of interests. The BSB Acquisition may be terminated by either BSB or the Company if it is not consummated by November 1, 1998.

DIME SAVINGS BANK
In March 1998, the Company entered into an agreement with Dime Savings Bank, F.S.B. (the "DSB Agreement" and "DSB", respectively), to acquire a DSB branch in Deerfield Beach, Florida (Broward County) and to assume the deposits and other liabilities of approximately $192.5 million, assume the leasehold on the branch property and purchase the personal property and equipment of the branch for $100,000. The transaction will be accounted for using purchase accounting rules and must be consummated within 30 days of receiving regulatory approval.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Lochaven Federal Savings and
Loan Association
Orlando, Florida:

We have audited the accompanying consolidated balance sheets of Lochaven Federal Savings and Loan Association and Subsidiary ("Lochaven") as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Lochaven's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 12 of the Notes to Consolidated Financial Statements, Lochaven continues to operate under a Supervisory Agreement with its primary regulator, the Office of Thrift Supervision (the "OTS"). As of and during the year ended December 31, 1997, Lochaven was not in compliance with all of the terms and conditions of the Supervisory Agreement. In addition, Lochaven has suffered recurring losses from operations. Lochaven has filed a capital plan with OTS outlining its plans to bring the institution into compliance with the Supervisory Agreement, and to maintain the minimum required levels of regulatory capital. In addition, as discussed in Note 13 of the Notes to Consolidated Financial Statements, on April 21, 1998 Lochaven executed a Letter of Intent to merge with a subsidiary of Republic Bancshares, Inc. ("Republic"). The proposed merger is subject to several conditions, including completion of a definitive agreement, approval by shareholders of Lochaven, and approval by applicable regulatory authorities (including the OTS). On April 23, 1998, the OTS notified Lochaven that it had accepted Lochaven's capital plan, contingent upon timely progress toward consummation of the proposed merger and upon Lochaven's ability to remain adequately capitalized under the prompt corrective action capital standards.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lochaven at December 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.





HACKER, JOHNSON, COHEN & GRIEB PA
Orlando, Florida
February 20, 1998, except for Notes 12 and 13, as to which the date is April 23, 1998

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                                                           AT DECEMBER 31,
                                                                      --------------------------
                                                                           1997          1996
                                                                           ----          ----
                  ASSETS

Cash and due from banks                                               $    817,415     1,682,053
Interest-bearing deposits with banks                                     6,146,497    13,211,161
                                                                      ------------    ----------
                  Cash and cash equivalents                              6,963,912    14,893,214

Loans held for sale, net of unrealized losses of
         $43,325 in 1997 and $42,631 in 1996                            31,898,038    45,684,676
Loans receivable, net of allowance for loan losses of
         $870,840 in 1997 and $699,394 in 1996                          17,734,406    11,566,939
Accrued interest receivable                                                251,392       299,897
Foreclosed real estate                                                     430,843       455,388
Restricted securities - Federal Home Loan Bank stock, at cost              367,500       367,500
Premises and equipment                                                     741,571       750,295
Refundable income taxes                                                    146,415        71,172
Deferred tax asset                                                         269,701       414,313
Other assets                                                               562,313       645,674
                                                                      ------------    ----------
                  Total assets                                        $ 59,366,091    75,149,068
                                                                      ============    ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
         NOW and money-market accounts                                  27,639,446    39,800,585
         Savings accounts                                                1,253,592     1,010,393
         Time deposits                                                  25,458,413    25,209,103
                                                                      ------------    ----------

                  Total deposits                                        54,351,451    66,020,081

         Accrued interest on deposits                                       36,626        49,863
         Due to banks and official checks                                1,692,703     4,642,965
         Advance payments by borrowers for taxes and insurance             124,817       152,345
         Accrued expenses and other liabilities                            398,818       582,386
                                                                      ------------    ----------

                  Total liabilities                                     56,604,415    71,447,640
                                                                      ------------    ----------

Commitments and contingencies (Notes 3, 7, 11 and 12)

Stockholders' equity:
         Common stock, $.01 par value; 4,600,000 shares
                  authorized; 609,094 shares issued and outstanding          6,091         6,091
         Additional paid-in capital                                      3,365,260     3,365,260
         (Accumulated deficit) retained earnings                          (609,675)      330,077
                                                                      ------------    ----------

                  Total stockholders' equity                             2,761,676     3,701,428
                                                                      ------------    ----------

                  Total liabilities and stockholders' equity          $ 59,366,091    75,149,068
                                                                      ============    ==========



See accompanying Notes to Consolidated Financial Statements.

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          YEAR ENDED DECEMBER 31,
                                                                        -------------------------
                                                                           1997           1996
                                                                           ----           ----
Interest income:
         Loans receivable                                               $ 3,883,788     5,187,061
         Other interest-earning assets                                      769,744       644,347
                                                                        -----------    ----------

                  Total interest income                                   4,653,532     5,831,408
                                                                        -----------    ----------

Interest expense:
         Deposits                                                         2,652,368     3,351,178
         Borrowed funds                                                           -        17,940
                                                                        -----------    ----------

                  Total interest expense                                  2,652,368     3,369,118
                                                                        -----------    ----------

Net interest income                                                       2,001,164     2,462,290

Provision for loan losses                                                   517,500        44,595
                                                                        -----------    ----------

                  Net interest income after provision for loan losses     1,483,664     2,417,695
                                                                        -----------    ----------

Noninterest income:
         Gain on sale of loans                                            3,113,900     2,828,510
         Other service charges and fees                                     171,594       184,703
         Other                                                              108,885         4,474
                                                                        -----------    ----------

                  Total noninterest income                                3,394,379     3,017,687
                                                                        -----------    ----------

Noninterest expenses:
         Salaries and employee benefits                                   3,234,411     2,887,160
         Occupancy expense                                                1,221,582     1,208,453
         Deposit insurance premium                                          135,463       204,952
         SAIF recapitalization assessment                                         -       405,469
         Professional fees                                                  300,848       359,840
         Data processing                                                    231,291       243,149
         Telephone                                                          215,317       297,098
         Printing and office supplies                                       112,377       118,305
         Postage                                                             73,744        83,767
         Marketing and advertising                                           64,292        64,476
         Other                                                              159,100       119,653
                                                                        -----------    ----------

                  Total noninterest expenses                              5,748,425     5,992,322
                                                                        -----------    ----------

Loss before income taxes                                                   (870,382)     (556,940)

Provision (credit) for income taxes                                          69,370      (209,099)
                                                                        -----------    ----------

Net loss                                                                $  (939,752)     (347,841)
                                                                        ===========    ==========

Loss per share:
         Basic                                                          $     (1.54)         (.57)
                                                                        ===========    ==========

         Dilutive                                                       $     (1.54)         (.57)
                                                                        ===========    ==========

Weighted-average number of shares of common stock                           609,094       609,094
                                                                        ===========    ==========


See accompanying Notes to Consolidated Financial Statements.

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                         (ACCUMULATED
                                           ADDITIONAL       DEFICIT)         TOTAL
                                COMMON      PAID-IN         RETAINED      STOCKHOLDERS'
                                STOCK       CAPITAL         EARNINGS         EQUITY
                               --------    ----------    -------------    -------------
Balance at December 31, 1995   $  6,091     3,365,260          677,918        4,049,269

Net loss for 1996                     -             -         (347,841)        (347,841)
                               --------    ----------    -------------    -------------

Balance at December 31, 1996      6,091     3,365,260          330,077        3,701,428

Net loss for 1997                     -             -         (939,752)        (939,752)
                               --------    ----------    -------------    -------------

Balance at December 31, 1997   $  6,091     3,365,260         (609,675)       2,761,676
                               ========    ==========    =============    =============






See accompanying Notes to Consolidated Financial Statements.

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                YEAR ENDED DECEMBER 31,
                                                                                     -------------------------------------------
                                                                                          1997                           1996
                                                                                          ----                           ----
Cash flows from operating activities:
     Net loss                                                                        $    (939,752)                     (347,841)
     Adjustments to reconcile net loss to net cash provided by
       operating activities:
         Depreciation                                                                      386,533                       375,722
         Provision for loan losses                                                         517,500                        44,595
         Provision (credit) for deferred income taxes                                      144,612                      (242,813)
         (Gain) loss on sale of foreclosed real estate                                     (53,374)                       17,568
         Gain on sale of loans                                                          (3,113,900)                   (2,828,510)
         Originations of loans held for sale                                          (171,708,034)                 (272,567,940)
         Proceeds from sales and principal repayments on loans
              held for sale                                                            188,608,572                   280,603,483
         Decrease in accrued interest receivable                                            48,505                       132,048
         (Increase) decrease in refundable income taxes                                    (75,243)                      858,087
         Decrease in other assets                                                           83,361                       126,463
         (Decrease) increase in due to banks and official checks                        (2,950,262)                    1,208,046
         (Decrease) increase in accrued interest on deposits, accrued
              expenses and other liabilities                                              (196,805)                      220,620
                                                                                     -------------                  ------------

              Net cash provided by operating activities                                 10,751,713                     7,599,528
                                                                                     -------------                  ------------

Cash flows from investing activities:
     Net (increase) decrease in loans receivable                                        (7,189,340)                    1,606,131
     Proceeds from sales of foreclosed real estate                                         582,292                       622,310
     Net purchases of premises and equipment                                              (377,809)                      (42,165)
                                                                                     -------------                  ------------

              Net cash (used in) provided by investing activities                       (6,984,857)                    2,186,276
                                                                                     -------------                  ------------

Cash flows from financing activities:
     Net decrease in NOW, money-market and savings accounts                            (11,917,940)                     (385,163)
     Net increase (decrease) in time deposits                                              249,310                      (872,839)
     Decrease in advance payments by borrowers for taxes and insurance                     (27,528)                      (30,977)
                                                                                     -------------                  ------------

              Net cash used in financing activities                                    (11,696,158)                   (1,288,979)
                                                                                     -------------                  ------------

Net (decrease) increase in cash and cash equivalents                                    (7,929,302)                    8,496,825

Cash and cash equivalents at beginning of year                                          14,893,214                     6,396,389
                                                                                     -------------                  ------------

Cash and cash equivalents at end of year                                             $   6,963,912                    14,893,214
                                                                                     =============                  ============

Supplemental disclosure of cash flow information: Cash paid (received) during the year for:
         Interest expense                                                            $   2,665,605                     3,375,195
                                                                                     =============                  ============

         Tax refund received                                                         $           -                      (829,373)
                                                                                     =============                  ============

     Noncash investing activities:
         Transfer from loans held for sale to foreclosed real estate                 $           -                       340,141
                                                                                     =============                  ============

         Transfer from loans held for investment to foreclosed real estate           $     669,173                             -
                                                                                     =============                  ============

         Loans originated on sales of foreclosed real estate                         $     164,800                             -
                                                                                     =============                  ============

         Transfer from loans held for sale to loans held for investment              $           -                     1,362,612
                                                                                     =============                  ============


See accompanying Notes to Consolidated Financial Statements.

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     GENERAL. The accounting and reporting policies of Lochaven Federal Savings and Loan Association (the "Savings Bank") and its wholly-owned subsidiary, Independence Mortgage Corporation of America ("Independence") conform to generally accepted accounting principles and to general practices within the savings and loan industry. The Savings Bank, through its banking branch office in Orlando, Florida, and its nine loan production offices located throughout Florida provides a variety of banking services to individuals and businesses primarily in Florida. During 1997, substantially all of the assets and liabilities of Independence were transferred to Lochaven, and Independence is currently inactive. The deposits of the Savings Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF").

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Savings Bank and Independence (together, "Lochaven"). All significant intercompany transactions and balances have been eliminated in consolidation.

     ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     LOANS HELD FOR SALE. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

     LOANS RECEIVABLE. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans.

         Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

         The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

         The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on Lochaven's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
     LOANSERVICING. Mortgage loans serviced for others are not included in the consolidated balance sheets. The unpaid principal balances of these loans were $2.6 million and $3.0 million at December 31, 1997 and 1996, respectively.

     FORECLOSED REAL ESTATE. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the consolidated statements of operations.

     INCOME TAXES. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. Deferred tax assets are reduced by a valuation allowance when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     PREMISES AND EQUIPMENT. Lochaven's leasehold improvements and furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method.

     STOCK-BASED COMPENSATION. Statement of Financial Accounting Standards No.
         123, "Accounting for Stock-Based Compensation" ("SFAS 123") establishes a "fair value" based method of accounting for stock-based compensation plans and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Lochaven has elected to follow APB Opinion 25 and related interpretations in accounting for its employee stock options.

     OFF-BALANCE SHEET INSTRUMENTS. In the ordinary course of business, Lochaven has entered into off-balance-sheet instruments consisting of commitments to extend credit, standby letters of credit and unused lines of credit. In addition, as part of its secondary mortgage market operations, Lochaven enters into off-balance sheet agreements to sell loans to individual investors, or to deliver loans for securitization into mortgage-backed securities. These forward commitments are intended as a risk management device to limit Lochaven's exposure to interest rate risk inherent in accepting loan applications for loans held for sale. The terms of such forward commitments ranges from 30 to 120 days. All such financial instruments discussed above are recorded in the financial statements when they are funded.

     FAIRVALUES OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by Lochaven in estimating fair values of financial instruments:

         CASH AND CASH EQUIVALENTS. The carrying amounts of cash and short-term instruments approximate their fair value.

         LOANS HELD FOR SALE. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate.
                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
     FAIR VALUES OF FINANCIAL INSTRUMENTS, CONTINUED.
         LOANS RECEIVABLE. For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

         ACCRUED INTEREST RECEIVABLE. The carrying amounts of accrued interest receivable approximate their fair values.

         FEDERAL HOME LOAN BANK STOCK. Fair value of the Savings Bank's investment in FHLB stock is based on its redemption value, which is its cost of $100 per share.

         DEPOSITS. The fair values disclosed for NOW, money-market and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

         OFF-BALANCE-SHEET INSTRUMENTS. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

     GOODWILL. The excess of cost over the acquired net assets of Independence was recorded as an intangible asset, and was being amortized using the straight-line method over a period of ten years. The unamortized balance at December 31, 1996 was $16,317 and was included in other assets. During 1997, the remaining unamortized balance of goodwill was written off, since all of the assets and liabilities of Independence were transferred to Lochaven and Independence is currently inactive.

     FUTURE ACCOUNTING REQUIREMENTS. The FASB has recently issued the following statement of financial accounting standards which is relevant to the Savings Bank:

         Financial Accounting Standards 130 - Reporting Comprehensive Income establishes standards for reporting comprehensive income. The Standard defines comprehensive income as the change in equity of an enterprise except those resulting from stockholder transactions. All components of comprehensive income are required to be reported in a new financial statement that is displayed with equal prominence as existing financial statements. Lochaven will be required to adopt this Standard effective January 1, 1998. As the Statement addresses reporting and presentation issues only, there will be no impact on operating results from the adoption of this Standard.

     EARNINGS PER SHARE. Earnings per share ("EPS") of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. There were no dilutive securities during the periods presented.

     RECLASSIFICATION. Certain reclassifications have been made to the 1996 financial statements to conform with the 1997 presentation.

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(2) LOANS RECEIVABLE
     The components of loans receivable and loans held for sale in the consolidated balance sheets were as follows:

                                                           AT DECEMBER 31,
                                                    ---------------------------
                                                        1997           1996
                                                        ----           ----
HELD FOR INVESTMENT:
     Mortgage loans:
         Secured by one-to-four family residences   $ 12,956,102      7,334,970
         Secured by other properties                   4,523,824      3,879,723
         Construction loans                              580,680          9,812
         Land                                            727,150        853,202
                                                    ------------    -----------

             Total mortgage loans                     18,787,756     12,077,707

     Nonmortgage loans:
         Consumer                                         37,664         28,670
         Commercial                                      147,259        156,931
         Deposit account loans                            16,000         83,000
                                                    ------------    -----------

             Total nonmortgage loans                     200,923        268,601

             Total loans                              18,988,679     12,346,308

     Allowance for loan losses                          (870,840)      (699,394)
     Deferred loan fees                                  (26,037)       (79,975)
     Undisbursed portion of loans in process            (357,396)             -
                                                    ------------    -----------

             Loans receivable, net                  $ 17,734,406     11,566,939
                                                    ============    ===========

LOANS HELD FOR SALE:
     Secured by one-to-four family residences         23,698,255     29,105,165
     Construction loans                               20,280,423     32,923,754
                                                    ------------    -----------

             Total                                    43,978,678     62,028,919

     Undisbursed portion of loans in process         (12,037,315)   (16,301,612)
     Unrealized losses on loans held for sale            (43,325)       (42,631)
                                                    ------------    -----------

             Total loans held for sale              $ 31,898,038     45,684,676
                                                    ============    ===========

     An analysis of the change in the allowance for loan losses follows:

                                                       YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                        1997            1996
                                                        ----            ----
Balance at January 1                                $    699,394        765,883
Provision for loan losses                                517,500         44,595
Loans charged-off                                       (346,054)      (111,084)
                                                    ------------    -----------

Balance at December 31                              $    870,840        699,394
                                                    ============    ===========

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(2) LOANS RECEIVABLE, CONTINUED
     The following summarizes the amounts of impaired loans, all of which were collateral dependent:

                                                           AT DECEMBER 31,
                                                    ---------------------------
                                                        1997          1996
                                                    ------------    -----------
         Loans identified as impaired:
             Gross loans with related allowances for
                 losses recorded                    $    386,868        270,269
             Less:  Allowances on these loans            (58,030)       (40,540)
                                                    ------------    -----------

         Net investment in impaired loans           $    328,838        229,729
                                                    ============    ===========

The average net investment in impaired loans and interest income recognized and received on impaired loans were as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                        1997           1996
                                                    ------------    -----------
Average investment in impaired loans                $    254,412        465,703
                                                    ============    ===========

Interest income recognized on impaired loans        $     30,718         57,439
                                                    ============    ===========

Interest income received on impaired loans          $     30,718         57,439
                                                    ============    ===========

(3)  PREMISES AND EQUIPMENT
     Premises and equipment were as follows:

                                                           AT DECEMBER 31,
                                                    ---------------------------
                                                         1997           1996
                                                    ------------    -----------
Cost:
    Leasehold improvements                          $    541,789        318,700
    Furniture and equipment                            1,896,067      1,992,801
                                                    ------------    -----------

        Total cost                                     2,437,856      2,311,501

Less accumulated depreciation                         (1,696,285)    (1,561,206)
                                                    ------------    -----------

        Net book value                              $    741,571        750,295
                                                    ============    ===========

     Lochaven leases a building in which it conducts its banking operations. The lease is an operating lease and the lease term, which commenced March 1, 1985, is for eighteen years. The base annual minimum rental was $42,000 for the first two years. For each succeeding two-year period thereafter, the minimum annual base rental is adjusted by the greater of the change in the Consumer Price Index or 8%.

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(3) PREMISES AND EQUIPMENT, CONTINUED
     Under the terms of the lease, the landlord has the unqualified right to cancel the lease upon one year's written notice to Lochaven if the landlord wishes to develop the leased premises and surrounding areas. If the landlord exercises his right to cancel the lease, Lochaven would be forced to relocate its principal banking office.
         This would entail not only the disruption of business and the expenses caused by moving, but also the write-off of the unamortized portion of the leasehold improvements paid for by Lochaven (which approximates $109,000 at December 31, 1997).

     Lochaven also leases office space for its nine loan production offices, under operating leases with remaining lease terms ranging from one month to three years. Total rental expense under operating leases for all of Lochaven's offices was approximately $390,000 and $406,000 for the years ended December 31, 1997 and 1996, respectively.

     Future minimum rental commitments under noncancelable leases were as follows:

                  YEAR ENDING
                  DECEMBER 31,              AMOUNT
                  ------------            ----------
                      1998                $  235,485
                      1999                   218,024
                      2000                   157,261
                      2001                   140,688
                      2002                   133,725
                      Thereafter             112,689
                                          ----------
                      Total               $  997,872
                                          ==========

(4)  DEPOSITS
     The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $2.8 million and $5.8 million at December 31, 1997 and 1996, respectively.

     At December 31, 1997, the scheduled maturities of certificates of deposit were as follows:

              YEAR ENDING
              DECEMBER 31,                       AMOUNT
              -----------                     -----------
                  1998                        $19,538,085
                  1999                          3,352,341
                  2000                            601,599
                  2001                          1,121,278
                  2002 and thereafter             845,110
                                              -----------

                  Total                       $25,458,413
                                              ===========

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(5) ADVANCES FROM FEDERAL HOME LOAN BANK
     Lochaven did not have any advances from the Federal Home Loan Bank of Atlanta ("FHLB") at December 31, 1997 or 1996. At December 31, 1997, Lochaven had an approved borrowing capability of $4.7 million in advances from the FHLB. Lochaven is required by its specific collateral pledge and security agreement with the FHLB to pledge as collateral for its advances, specific first mortgage loans having a current market value equal to at least 125% of the amount of advances outstanding. Furthermore, at December 31, 1997, Lochaven had a $20.0 million warehouse line of credit agreement with the FHLB under which advances may be drawn provided sufficient specific first mortgage loans are pledged as collateral by Lochaven. The warehouse line of credit, for which Lochaven had no outstanding borrowings or assets pledged at December 31, 1997, was canceled in February, 1998.

(6) INCOME TAXES
     The provision (credit) for income taxes were as follows:


               YEAR ENDED DECEMBER 31,
               -----------------------
                 1997         1996
                 ----         ----
Federal:
    Current    $ (75,242)     33,714
    Deferred      58,213    (213,799)
               ---------    --------

                 (17,029)   (180,085)
State:
    Current            -           -
    Deferred      86,399     (29,014)
               ---------    --------

                  86,399     (29,014)
               ---------    --------

    Total      $  69,370    (209,099)
               =========    ========

     The provision (credit) for income taxes is different than that computed by applying the federal statutory rate of 34% as indicated in the following analysis:

                                              YEAR ENDED DECEMBER 31,
                                      ----------------------------------------
                                            1997                  1996
                                      ------------------    ------------------
                                        AMOUNT       %       AMOUNT       %
                                        ------       -       ------       -
Tax at federal income tax rate        $(281,243)   (34.0)%  $(189,360)   (34.0)%
Increase (decrease) resulting from:
    State taxes, net of federal tax
        benefit                         (28,124)    (3.4)     (19,149)    (3.4)
    Valuation allowance on deferred
        tax assets                      383,700     46.4             -       -
    Other, net                           (4,963)     (.6)        (590)     (.1)
                                      ---------     ----     ---------    -----

        Total                         $  69,370      8.4%    $(209,099)   (37.5)%
                                      =========     ====     =========    =====

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(6) INCOME TAXES, CONTINUED
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:


                                                                AT DECEMBER 31,
                                                            ---------------------
                                                              1997         1996
                                                              ----         ----
Deferred tax assets:
     Allowance for loan losses and foreclosed
         real estate                                        $ 319,432     167,737
     Net operating loss carryforwards                         249,993     299,004
     Alternative minimum tax and general business credits      68,429      35,037
     Accrued vacation pay                                      12,469           -
     Interest income from nonaccrual loans                      9,537           -
     Other                                                     20,057       3,722
                                                            ---------    --------

         Total gross deferred tax assets                      679,917     505,500

     Less valuation allowance                                (383,700)          -
                                                            ---------    --------

         Total net deferred tax assets                        296,217     505,500
                                                            ---------    --------

Deferred tax liabilities:
     Deferred loan fees                                        (4,972)    (22,909)
     Federal Home Loan Bank stock dividends                    (3,896)     (3,896)
     Accumulated depreciation on furniture, fixtures
         and equipment                                        (17,648)    (64,382)
                                                            ---------    --------

         Total gross deferred tax liabilities                 (26,516)    (91,187)
                                                            ---------    --------

         Net deferred tax asset                             $ 269,701     414,313
                                                            =========    ========

     During the year ended December 31, 1997, Lochaven recorded a valuation allowance of $383,700 on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that temporary differences and carryforwards are expected to be available to reduce taxable income. With respect to the resulting net deferred tax asset of $269,701 at December 31, 1997, management believes that it is more likely than not that Lochaven will have sufficient future taxable income to recover this asset. However, for purposes of calculating regulatory capital, Office of Thrift Supervision ("OTS") regulations limit the amount of deferred tax assets that can be included in regulatory capital to the lesser of (i) 10% of Tier 1 capital or (ii) the amount the institution expects to realize within the subsequent twelve-month period. Accordingly, Lochaven has excluded approximately $177,000 of its net deferred tax assets from the calculation of regulatory capital as of December 31, 1997. OTS guidelines require Lochaven to recalculate this capital component on a quarterly basis.

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(6) INCOME TAXES, CONTINUED
     At December 31, 1997, Lochaven's net operating loss carryforwards for federal income tax purposes of approximately $390,000 are available to offset future federal taxable income and expire in 2012. For state tax purposes, Lochaven's net operating loss carryforwards of approximately $3,238,000 will expire in the years 2009 through 2012.

(7)  FINANCIAL INSTRUMENTS
     Lochaven is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement Lochaven has in these financial instruments.

     Lochaven's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. Lochaven uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Lochaven evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by Lochaven upon extension of credit is based on management's credit evaluation of the counterparty.

     Standby letters of credit are conditional commitments issued by the Savings
         Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Savings Bank holds collateral supporting those commitments for which collateral is deemed necessary.

     Lochaven was committed to sell loans through a combination of forward commitments to sell loans to permanent investors and mandatory forward commitments to deliver loans for securitization totaling $6.5 million and $8.5 million at December 31, 1997 and 1996, respectively.

     Repurchase clauses exist with investors to whom loans are sold by Lochaven.
         These repurchase clauses commit Lochaven to repurchase loans that become over 90 days delinquent during a specified period of up to 12 months following the loan sale. Repurchased loans amounted to approximately $3.1 million and $1.6 million in 1997 and 1996, respectively. As instructed by the OTS, repurchased loans were considered in management's evaluation of potential losses when determining the allowances for loan losses. The face amount of loans previously sold which remain subject to these contract provisions was approximately $5.9 million and $3.7 million at December 31, 1997 and 1996, respectively.
                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(7)  FINANCIAL INSTRUMENTS, CONTINUED
     The estimated fair values of Lochaven's financial instruments were as follows (in thousands):

                                        AT DECEMBER 31, 1997        AT DECEMBER 31, 1996
                                        ---------------------       ---------------------
                                        CARRYING        FAIR        CARRYING       FAIR
                                         AMOUNT         VALUE        AMOUNT        VALUE
                                        --------       ------       --------      --------
Financial assets:
    Cash and cash equivalents           $ 6,964         6,964        14,893        14,893
    Loans held for sale                  31,898        31,898        45,685        45,685
    Loans receivable                     17,734        18,357        11,567        11,726
    Accrued interest receivable             251           251           300           300
    Federal Home Loan Bank stock            368           368           368           368

Financial liabilities-
    Deposits                             54,351        54,986        66,020        66,083

     The notional amount, which approximates fair value, of Lochaven's financial instruments with off-balance-sheet risk at December 31, 1997 was as follows (in thousands):

                                                                                 NOTIONAL
                                                                                   AMOUNT
              Commitments to extend credit                                       $ 12,510
                                                                                 ========
              Unused lines of credit                                             $    316
                                                                                 ========
              Standby letters of credit                                          $    259
                                                                                 ========

(8) SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK
    Lochaven grants real estate and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Orange, Seminole and Osceola County area. Therefore, Lochaven's exposure to credit risk is significantly affected by changes in the economy of the Orange, Seminole and Osceola County area.

    The contractual amounts of credit-related financial instruments such as commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.

(9) STOCK OPTIONS
    On April 30, 1986, the Savings Bank adopted and the stockholders approved stock option plans for directors and for officers and full-time employees (the "Option Plans"), under which stock options for 280,000 common shares were authorized to be granted. All options granted under the option plans expired during 1997 and no options had been exercised and no options for shares remain authorized to be granted under the Option Plans. Shares granted under the Option Plans were exercisable immediately at the estimated market price at the date of the grant, but not less than $5.50 per share. All options expired at the earlier of ten years from the date of the grant or 90 days (180 days in the case of death or disability) following the date which the director, officer or employee ceases to serve in such capacity.

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(9) STOCK OPTIONS, CONTINUED
     During 1995, the Savings Bank entered into an employment agreement with its President which provides for granting of options to purchase up to 35,000 common shares. Under the terms of the employment agreement, the Savings Bank agreed to grant options to purchase common shares at the current market value at the date of the grant, for 5,000 shares upon the execution of the agreement and for 10,000 shares each in December, 1995, 1996 and 1997. Options granted are exercisable immediately, and expire at the earlier of five years from the date of the grant, or one year following the date which the President ceases to be employed by the Savings Bank. During each of the years ended December 31, 1997 and 1996, the options to purchase 10,000 shares, respectively, were granted as set forth in the agreement. No such options have been exercised at December 31, 1997.

     The option transactions for 1996 and 1997 were as follows ($in thousands, except per share amounts):

                                                          OPTION PLANS             EMPLOYMENT AGREEMENT       WEIGHTED-
                                                    -------------------------    -------------------------    AVERAGE
                                                    NUMBER OF    OPTION PRICE    NUMBER OF    OPTION PRICE     PRICE
                                                     SHARES        PER SHARE      SHARES       PER SHARE     PER SHARE
                                                    ---------    ------------    ---------    -----------    ---------
              Outstanding, December 31, 1995           22,300    $       5.50       15,000    $6.31 - 6.65   $    5.92
              Granted                                       -               -       10,000            6.09        6.09
              Canceled or expired                      (6,000)           5.50            -               -        5.50
                                                    ---------                     --------

              Outstanding, December 31, 1996           16,300            5.50       25,000     6.09 - 6.65        6.02
              Granted                                       -               -       10,000            4.53        4.53
              Canceled or expired                      16,300            5.50            -               -           -
                                                    ---------                     --------

              Outstanding, December 31, 1997                -    $          -       35,000    $4.53 - 6.65   $    5.84
                                                    =========    ============     ========    ============   =========

     The weighted-average remaining contractual life of the outstanding stock options at December 31, 1997, all of which were exercisable, was 3.8 years.

     SFAS 123 requires pro forma fair value disclosures if the intrinsic value method is being utilized. In order to calculate the estimated fair value of the options, it was assumed that the risk-free interest rate was 6.0%, there would be no dividends paid by the Savings Bank over the exercise period, the expected life of the options would be the entire exercise period and stock volatility would be zero due to the lack of an active market for the stock. The following information pertains to the estimated fair value of the options granted to purchase common stock in 1997 and 1996 (in thousands):

                                                                                   YEAR ENDED DECEMBER 31,
                                                                                   -----------------------
                                                                                      1997         1996
                                                                                      -----        -----
              Weighted-average grant-date fair value of options
                  issued during the year                                              $  11           15
                                                                                      =====        =====

              Proforma net loss                                                       $(947)        (357)
                                                                                      =====        =====

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(10)  RELATED PARTIES
    Loansto directors and executive officers of Lochaven, which were made at market rates, were made in the ordinary course of business and did not involve more than normal risk of collectibility or present other unfavorable features. Activity in loans to directors and executive officers was as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                                         ------------------------
                                                                           1997            1996
                                                                         ---------       --------
            Balance at January 1                                         $ 313,917        318,403
            Loans originated                                               450,000              -
            Principal repayments                                            (9,167)        (4,486)
                                                                         ---------       --------
            Balance at December 31                                       $ 754,750        313,917
                                                                         =========       ========

(11)  COMMITMENTS AND CONTINGENCIES
    In the ordinary course of business, Lochaven has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, Lochaven is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of Lochaven.

(12)  REGULATORY MATTERS
    During 1995, the Board of Directors of the Savings Bank signed a Supervisory
        Agreement with the Office of Thrift Supervision ("OTS") which provides that Lochaven is restricted from taking the following action without prior OTS approval: (i) increasing its assets size (as reported on the Savings Bank's quarterly thrift financial report) during a calendar quarter in excess of the amount of interest credited on deposit liabilities during that quarter, (ii) modifying any employment agreement with any senior officer or director, (iii) entering into any contract for goods or services outside the normal operations of its business, and
        (iv) making any capital distributions. In addition, the Savings Bank was required to reduce its level of classified assets to a specified level of regulatory capital and to maintain sufficient regulatory capital to meet the prompt corrective action requirements of a well capitalized institution. As shown in the table below, the Savings Bank's capital levels at December 31, 1997 did not meet the prompt corrective action requirements for a well capitalized institution. In addition, the Savings Bank was not in compliance with the requirement to maintain a level of classified assets of less than 75% of regulatory capital. In response to these instances of noncompliance with the Supervisory Agreement, the Savings Bank filed a capital plan and operating budget with OTS which set forth management's proposed actions to rectify the deficiencies. On April 23, 1998, the OTS notified Lochaven that it considered the pending merger (discussed in Note 13) acceptable compliance with the requirement of the Supervisory Agreement for plans and strategies for improving Lochaven's capital position. In addition, the OTS lowered the minimum capital requirements set forth in the Supervisory Agreement, such that Lochaven is required to maintain regulatory capital equal to the adequately capitalized, versus well capitalized, prompt corrective action capital standards.

        Except as discussed above, management believes, as of December 31, 1997, that the Savings Bank is in compliance with the provisions of the Supervisory Agreement.

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(12)  REGULATORY MATTERS, CONTINUED
    On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF member institutions, including the Savings Bank, to recapitalize the SAIF and spread the obligations for payments of Financing Corporation ("FICO") bonds across all SAIF and Bank Insurance Fund ("BIF") members. That legislation eliminated the substantial disparity between the amount that BIF and SAIF members had been paying for deposit insurance premiums. The FDIC special assessment levied amounted to 65.7 basis points on SAIF-assessable deposits held as of March 31, 1995. The Savings Bank's special assessment of $405,469 before taxes was recognized in the third quarter of 1996 and was tax deductible.

    The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on Lochaven's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts (set forth in the table below) of tangible and core capital to adjusted assets (as defined in the regulations) and risk-based capital to risk-weighted assets (as defined). As discussed above, the Savings Bank did not meet all capital adequacy requirements to which it was subject as of December 31, 1997.

    As of December 31, 1997, the most recent notification from the OTS categorized the Savings Bank as adequately capitalized under the regulatory framework for prompt corrective action; however, the Savings Bank was required by its Supervisory Agreement with OTS to meet the capital requirements for a well capitalized institution. To be categorized as well capitalized, the Savings Bank must maintain minimum Tier I (core), Tier I (risk-based) and total risk-based capital ratios as set forth in the table.

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(12)  REGULATORY MATTERS, CONTINUED
    The Savings Bank's actual capital amounts and ratios at December 31, 1997 and 1996 were as follows:

                                                                                                      TO BE WELL
                                                                           MINIMUM                    CAPITALIZED
                                                                         FOR CAPITAL                  FOR PROMPT
                                                                           ADEQUACY                CORRECTIVE ACTION
                                                ACTUAL                     PURPOSES                    PROVISIONS
                                                ------                   -----------               ------------------
                                             %         AMOUNT             %        AMOUNT             %        AMOUNT
                                            ---        ------            ---       ------            ---       ------
                                                                      (DOLLARS IN THOUSANDS)
         AT DECEMBER 31, 1997:
         Stockholders' equity,
             and ratio to total
             assets                           4.8%    $ 2,805
         Less-intangible assets                          (177)
                                                      -------

         Tangible capital,
             and ratio to adjusted
             total assets                     4.5%    $ 2,628           1.5%     $  871
                                                      =======                    ======

         Tier 1 (core) capital, and
             ratio to adjusted total
             assets                           4.5%    $ 2,628           3.0%     $1,742            5.0%      $2,903
                                                      =======                    ======                      ======

         Tier 1 capital, and ratio
             to risk-weighted assets          7.2%      2,628           4.0%     $1,450            6.0%      $2,175
                                                                                 ======                      ======

         Tier 2 capital (allowance for
             loan losses)                                 458
                                                      -------

         Total risk-based capital,
             and ratio to risk-
             weighted assets                  8.5%    $ 3,086           8.0%     $2,900           10.0%      $3,625
                                                      =======                    ======                      ======

         Total assets per regulatory
             reports                                  $58,239
                                                      =======

         Adjusted total assets                        $58,062
                                                      =======

         Risk-weighted assets                         $36,251
                                                      =======

                                                                     (continued)

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

(12)  REGULATORY MATTERS, CONTINUED

                                                                                             TO BE WELL
                                                                       MINIMUM               CAPITALIZED
                                                                     FOR CAPITAL              FOR PROMPT
                                                                       ADEQUACY            CORRECTIVE ACTION
                                              ACTUAL                   PURPOSES               PROVISIONS
                                              ------                  -----------          -----------------
                                             %      AMOUNT             %   AMOUNT            %        AMOUNT
                                            ---     ------            ---  ------           ---       ------
                                                                 (DOLLARS IN THOUSANDS)
AT DECEMBER 31, 1996:
Stockholders' equity,
    and ratio to total
    assets                                   5.1%     $  3,701
Less-intangible assets                                     (16)
                                                      --------

Tangible capital,
    and ratio to adjusted
    total assets                             5.1%     $  3,685        1.5%    $1,080
                                                      ========                ======

Tier 1 (core) capital, and
    ratio to adjusted total
    assets                                   5.1%     $  3,685        3.0%    $2,161         5.0%    $  3,601
                                                      ========                ======                 ========

Tier 1 capital, and ratio
    to risk-weighted assets .               11.4%        3,685        4.0%    $1,290         6.0%    $  1,935
                                                                              ======                 ========

Tier 2 capital (allowance for
    loan losses)                                           405
                                                      --------
Total risk-based capital,
    and ratio to risk-
    weighted assets                         12.7%     $  4,090        8.0%    $2,580        10.0%    $  3,224
                                                      ========                ======                 ========

Total assets per regulatory
    reports                                           $ 72,039
                                                      ========

Adjusted total assets                                 $ 72,023
                                                      ========

Risk-weighted assets                                  $ 32,244
                                                      ========

(13) SUBSEQUENT EVENT - PENDING MERGER
    On April 21, 1998, Lochaven executed a Letter of Intent to merge with a subsidiary of Republic Bancshares, Inc. ("Republic"). Under the terms of the Letter of Intent, Republic will exchange shares of its common stock for all of the outstanding shares of Lochaven's common stock at an exchange ratio of .2776 share of Republic common stock for each share of Lochaven's common stock. Outstanding options for Lochaven's common stock will be converted into options for Republic common stock on the same terms. The transaction is expected to be accounted for as a pooling-of-interests, and is expected to be completed in 1998. The proposed merger is subject to several conditions, including completion of a definitive agreement, approval by the shareholders of Lochaven, and approval by applicable regulatory authorities.

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

                             CONDENSED BALANCE SHEET
                                 ($IN THOUSANDS)

                                                                          AT JUNE 30,
                                                                          -----------
                                                                             1998
                                                                             ----
        ASSETS                                                            (UNAUDITED)
Cash and due from banks                                                   $  1,012
Interest-bearing deposits with banks                                         1,546
                                                                          --------

        Cash and cash equivalents                                            2,558

Loans held for sale, net of unrealized losses of $43                        24,513
Loans receivable, net of allowance for loan losses of $791                  27,795
Accrued interest receivable                                                    300
Foreclosed real estate                                                         641
Restricted securities - Federal Home Loan Bank stock, at cost                  368
Premises and equipment                                                         654
Deferred tax asset                                                             270
Other assets                                                                 2,519
                                                                          --------

        Total                                                             $ 59,618
                                                                          ========

        LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
    NOW and money-market accounts                                           22,896
    Savings accounts                                                           941
    Time deposits                                                           25,941
                                                                          --------

        Total deposits                                                      49,778

    Other borrowings                                                         5,150
    Accrued interest on deposits                                                24
    Due to banks and official checks                                           798
    Advance payments by borrowers for taxes and insurance                      402
    Accrued expenses and other liabilities                                     635
                                                                          --------

        Total liabilities                                                   56,787
                                                                          --------

Stockholders' equity:
    Common stock                                                                 6
    Additional paid-in capital                                               3,365
    Accumulated deficit                                                       (540)
                                                                          --------

        Total stockholders' equity                                           2,831
                                                                          --------

        Total                                                             $ 59,618
                                                                          ========



See accompanying Notes to Unaudited Condensed Financial Statements.

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY


                       CONDENSED STATEMENTS OF OPERATIONS
                    ($IN THOUSANDS, EXCEPT PER SHARE FIGURES)

                                                         THREE MONTHS ENDED       SIX MONTHS ENDED
                                                              JUNE 30,                  JUNE 30,
                                                        ---------------------    ------------------
                                                          1998         1997       1998        1997
                                                          ----         ----       ----        ----
                                                             (UNAUDITED)               (UNAUDITED)
Interest income:
     Loans receivable                                    $1,098         949       2,166       2,034
     Other interest-earning assets                           53         241         125         440
                                                         ------      ------       -----      ------

          Total interest income                           1,151       1,190       2,291       2,474
                                                         ------      ------       -----      ------

Interest expense:
     Deposits                                               609         664       1,221       1,336
     Borrowed funds                                          48          --          66          --
                                                         ------      ------       -----      ------

          Total interest expense                            657         664       1,287       1,336
                                                         ------      ------       -----      ------

Net interest income                                         494         526       1,004       1,138

          Provision for loan losses                          25          15          49          37
                                                         ------      ------       -----      ------

Net interest income after provision for loan losses         469         511         955       1,101
                                                         ------      ------       -----      ------

Noninterest income:
     Gain on sale of loans                                1,151         831       2,068       1,898
     Other service charges and fees                         159         165         310         335
     Other                                                   29          --          64          --
                                                         ------      ------       -----      ------

          Total noninterest income                        1,339         996       2,442       2,233
                                                         ------      ------       -----      ------

Noninterest expenses:
     Salaries and employee benefits                       1,049         970       2,132       2,113
     Occupancy expense                                      300         345         579         633
     Deposit insurance premium                               32          39          65          68
     Professional fees                                       36          46          80          97
     Data processing expense                                 41          58          90         125
     Telephone                                               66          54         125         133
     Printing and office supplies                            24          29          52          52
     Postage                                                 21          23          41          49
     Marketing and advertising                               13          10          34          19
     Other                                                   59         163          86         218
                                                         ------      ------       -----      ------

          Total noninterest expenses                      1,641       1,737       3,284       3,507
                                                         ------      ------       -----      ------

Earnings (loss) before income taxes                         167        (230)        113        (173)
Provision (credit) for income taxes                          63         (88)         43         (66)
                                                         ------      ------       -----      ------

Net earnings (loss)                                      $  104        (142)         70        (107)
                                                         ======      ======       =====      ======

Earnings (loss) per share:
     Basic                                               $ 0.17       (0.23)       0.12       (0.18)
                                                         ======      ======       =====      ======
     Fully diluted                                       $ 0.17       (0.23)       0.12       (0.18)
                                                         ======      ======       =====      ======


See accompanying Notes to Unaudited Condensed Financial Statements.

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

                   CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY

                   SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)
                                 (IN THOUSANDS)

                                                           ADDITIONAL                    TOTAL
                                                 COMMON     PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                                 STOCK      CAPITAL       DEFICIT        EQUITY
                                                 -----      -------       -------        ------
Balance at December 31, 1997                      $6         3,365         (610)          2,761

Net earnings (unaudited)                           -             -           70              70
                                                  --         -----         ----           -----

Balance at June 30, 1998 (unaudited)              $6         3,365         (540)          2,831
                                                  ==         =====         ====           =====






See accompanying Notes to Unaudited Condensed Financial Statements.

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        SIX MONTHS ENDED
                                                                                             JUNE 30,
                                                                                    -----------------------
                                                                                      1998            1997
                                                                                      ----            ----
                                                                                           (UNAUDITED)
Cash flows from operating activities:
    Net earnings (loss)                                                             $     70          (107)
    Adjustments to reconcile net earnings (loss) to net cash
      provided by operating activities:
       Depreciation                                                                      151           185
       Provision for loan losses                                                          49            37
       Gain on sale of loans                                                          (2,068)       (1,898)
       Origination for loans held for sale                                           (69,377)      (59,538)
       Proceeds from sale of loans held for sale                                      78,830        80,807
       Net proceeds from sales of foreclosed real estate                                 301           186
       (Increase) decrease in accrued interest receivable                                (49)           58
       Decrease (increase) refundable income taxes                                       146           (80)
       (Increase) decrease in other assets                                            (1,957)          255
       Decrease in due to banks and official checks                                     (895)       (4,178)
       Increase (decrease) in accrued interest on demand, accrued expenses
         and other liabilities                                                           223          (395)
                                                                                    --------       -------

         Net cash used in operating activities                                         5,424        15,332
                                                                                    --------       -------

Cash flows from investing activities:
    Net increase in loans                                                            (10,621)       (4,913)
    Net purchase of premises and equipment                                               (63)          (33)
                                                                                    --------       -------

         Net cash used in investing activities                                       (10,684)       (4,946)
                                                                                    --------       -------

Cash flows from financing activities:
    Net decrease in demand, NOW, money-market and savings deposits                    (5,056)      (10,347)
    Net increase in time deposits                                                        483           660
    Increase in other borrowings                                                       5,150            --
    Increase in advance payments by borrowers for taxes and insurance                    277           191
                                                                                    --------       -------

         Net cash provided by (used in) financing activities                             854        (9,496)
                                                                                    --------       -------

Net (decrease) increase in cash and cash equivalents                                  (4,406)          890

Cash and cash equivalents at beginning of period                                       6,964        14,893
                                                                                    --------       -------

Cash and cash equivalents at end of period                                          $  2,558        15,783
                                                                                    ========       =======

Supplemental disclosures of cash flow information:
    Cash paid during the period for:
       Income taxes paid                                                            $     --            --
                                                                                    ========       =======

       Interest expense                                                             $  1,300         1,359
                                                                                    ========       =======

    Noncash investing and financing activities-
       Transfer of loans held for investment to foreclosed real estate              $    557           112
                                                                                    ========       =======

       Loans originated on sales of foreclosed real estate                          $     46            --
                                                                                    ========       =======


See accompanying Notes to Unaudited Condensed Financial Statements.

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION. In the opinion of the management of Lochaven Federal Savings and Loan Association (the "Savings Bank"), the accompanying condensed financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position at June 30, 1998 and 1997 and the results of operations for the three- and six-month periods ended June 30, 1998 and cash flows for the six-month periods ended June 30, 1998 and 1997. The results of operations and cash flows for the six months ended June 30, 1998, are not necessarily indicative of results that may be expected for the year ending December 31, 1998.

2. LOAN IMPAIRMENT AND LOAN LOSSES. The Bank prepares a quarterly review of the adequacy of the allowance for loan losses to also identify and value impaired loans in accordance with guidance in the Statements of Financial Accounting Standards No. 114 and 118. Impaired loans identified by the Company at June 30, 1998 and 1997 were $102,000 and $168,000, net of loan loss allowance of $15,000 and $25,000, respectively.

       An analysis of the change in the allowance for loan losses follows (in thousands):

                                           THREE MONTHS ENDED    SIX MONTHS ENDED
                                                JUNE 30,            JUNE 30,
                                           ------------------   -----------------
                                            1998      1997       1998       1997
                                            ----      ----       ----       ----
Beginning balance                          $  846       714         871      699
Provision for loan losses                      25        15          49       37
Loans charged-off                             (80)     (121)       (129)    (128)
                                           ------     -----       -----     ----

Ending balance                             $  791       608         791      608
                                           ======     =====       =====     ====

3. IMPACT OF NEW ACCOUNTING ISSUES. In September 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). That Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. That Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 was effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring in 1997. The adoption of SFAS No. 125 had no significant effect on the Bank's financial position at June 30, 1998 or 1997 or results of operations for the six-month periods then ended.

      On January 1, 1998, the Bank adopted Financial Accounting Standards Board Statement No. 130, Reporting Comprehensive Income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net earnings. The Standard defines comprehensive income as the change in equity of an enterprise except those resulting from stockholder transactions. All components of comprehensive income are required to be reported in a new financial statement that is displayed with equal prominence as existing financial statements. As the Statement addresses reporting and presentation issues only, there was no impact on operating results from the adoption of this Standard.

          LOCHAVEN FEDERAL SAVINGS AND LOAN ASSOCIATION AND SUBSIDIARY

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


4. EARNINGS PER SHARE. Earnings (loss) per share ("EPS") of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. For purposes of calculating diluted EPS, because there is no active trading market for the Bank's common stock, the average book value per share was used ($in thousands, except per share amounts):

                                                               FOR THE THREE MONTHS ENDED JUNE 30,
                                                        --------------------------------- ----------------------
                                                               1998                             1997
                                                        ---------------------------   --------------------------
                                                                WEIGHTED-    PER             WEIGHTED-   PER
                                                                  AVERAGE    SHARE            AVERAGE     SHARE
                                                        EARNINGS   SHARES    AMOUNT   LOSS    SHARES      AMOUNT
                                                        --------   ------    ------   ----    ------      ------
                                                                               (UNAUDITED)
       Basic EPS:
           Net earnings (loss) available to
                common stockholders                      $104    609,094     $.17     $(142)  609,094     $(.23)
                                                                             ====                         =====

       Effect of dilutive securities-
           Incremental shares from assumed
                exercise of options                                   53                          841
                                                                 -------                      -------

       Diluted EPS:
           Net earnings (loss) available to common
                stockholders and assumed conversions     $104    609,147     $.17     $(142)  609,935     $(.23)
                                                         ====    =======     ====     =====   =======     =====



                                                                   FOR THE SIX MONTHS ENDED JUNE 30,
                                                        ------------------------------------------------------
                                                               1998                              1997
                                                        ---------------------------    -----------------------
                                                                 WEIGHTED-    PER             WEIGHTED-  PER
                                                                  AVERAGE    SHARE            AVERAGE   SHARE
                                                        EARNINGS   SHARES    AMOUNT    LOSS   SHARES    AMOUNT
                                                        --------   ------    ------    ----   ------    ------
                                                                               (UNAUDITED)
       Basic EPS:
           Net earnings (loss) available to
                common stockholders                       $70    609,094     $.12      $(107)  609,094   $(.18)
                                                                             ====      =====             =====

       Effect of dilutive securities-
           Incremental shares from assumed
                exercise of options                                   78                           788
                                                                 -------                       -------

       Diluted EPS:
           Net earnings (loss) available to common
                stockholders and assumed conversions      $70    609,172     $.12      $(107)  609,882   $(.18)
                                                          ===    =======     ====      =====   =======   =====


5.SUBSEQUENT EVENT - PENDING MERGER. On April 21, 1998, Lochaven executed a
       Letter of Intent to merge with a subsidiary of Republic Bancshares, Inc. ("Republic"). Under the terms of the Letter of Intent, Republic will exchange shares of its common stock for all of the outstanding shares of Lochaven's common stock at an exchange ratio of .2776 share of Republic common stock for each share of Lochaven's common stock. Outstanding options for Lochaven's common stock will be converted into options for Republic common stock on the same terms. The transaction is expected to be accounted for as a pooling-of-interests, and is expected to be completed in 1998. The proposed merger is subject to several conditions, including completion of a definitive agreement, approval by the shareholders of Lochaven, and approval by applicable regulatory authorities.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of May 6, 1998, by and among REPUBLIC BANCSHARES, INC. ("Republic"), a corporation organized and existing under the laws of the State of Florida, with its principal office located in St. Petersburg, Florida; Republic's wholly-owned subsidiary Republic Bank (the "Bank"), a commercial bank organized and existing under the laws of the State of Florida, with its principal office located in St. Petersburg, Florida; and Lochaven Federal Savings and Loan Association ("Lochaven"), a Federal savings and loan association organized and existing under the laws of the United States, with its principal office located in Orlando, Florida.

                                    PREAMBLE

         The Boards of Directors of Republic, the Bank and Lochaven are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective stockholders and, accordingly, have approved this Agreement and the transactions contemplated hereby.

         This Agreement provides for the merger of Lochaven with and into the Bank (the "Merger"). At the effective time of the Merger, the outstanding shares of the capital stock of Lochaven shall be converted into shares of the common stock of Republic (except as provided herein). The transactions described in this Agreement are subject to the approvals of Republic, as sole stockholder of the Bank, and the stockholders of Lochaven, the Board of Governors of the Federal Reserve System, the FDIC, and the Department, and the satisfaction of certain other conditions described in this Agreement.

         The parties to this Agreement intend (i) that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) that this Agreement constitute the agreement and plan of merger prescribed by Section 658.42 of the Florida Statutes.

         Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

         NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the Parties agree as follows:

                                    ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

         1.1 CONSTITUENT BANKS. The Bank is a commercial bank organized and existing under the laws of the State of Florida, with its principal office at 111 Second Avenue, N.E., St. Petersburg, Florida. A listing of each branch office of the Bank is attached hereto as Exhibit A. Lochaven is a savings association organized and existing under the laws of the United States of America, with its principal office at 2410 North Orange Blossom Trail, Winter Park, Florida. A listing of each branch office of Lochaven is attached hereto as Exhibit B.

         1.2 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Lochaven shall be merged with and into the Bank in accordance with the provisions of Section 655.412 of the Florida Statutes and, to the extent not inconsistent therewith, Part 552 of the Rules and Regulations of the Office of Thrift Supervision (the "OTS Regulations"), and all outstanding shares of Lochaven Common Stock shall be exchanged into shares of Republic Common Stock, with the effect provided in Section 655.417 of the Florida Statutes and Section 552.13 of the OTS Regulations. The Bank shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Florida. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Lochaven, Republic and the Bank.

         1.3 TIME AND PLACE OF CLOSING. The closing for the Merger (the "Closing") will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at such location as may be mutually agreed upon by the parties.

         1.4 EFFECTIVE TIME. The Merger contemplated by this Agreement shall become effective on the date and at the time set forth in the certificate of merger filed with the Department (the "Certificate of Merger") pursuant to
Section 658.45 of the Florida Statutes (the "Effective Time"). The parties shall request that the Certificate of Merger have as the Effective Time the date and time set forth in the filing made with the Department pursuant to Section 548.44(9) of the Florida Statutes. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each party, the parties shall use their reasonable efforts to cause the Effective Time to occur on or before the tenth business day (as designated by Republic) following the last to occur of: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger; or (ii) the date on which the stockholders of Lochaven approve the matters relating to this Agreement required to be approved by such stockholders by applicable Law.

                                    ARTICLE 2
                              CORPORATE GOVERNANCE

         2.1 SURVIVING CORPORATION. The name of the Surviving Corporation shall be Republic Bank and the specific location of the proposed main office will be 111 Second Avenue, N.E., St. Petersburg, Florida 33701. A list of each existing and proposed branch office of the Surviving Corporation is attached hereto as Exhibit C.

         2.2 ARTICLES OF INCORPORATION. The Articles of Incorporation of Republic as in effect immediately prior to the Effective Time shall continue in effect following the Effective Time, and the Articles of Incorporation of the Bank in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until otherwise amended or repealed. A copy of the Articles of Incorporation of the Bank is attached hereto as Exhibit D.

         2.3 BYLAWS. The By-laws of Republic as in effect immediately prior to the Effective Time shall continue in effect following the Effective Time, and the By-laws of the Bank in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until otherwise amended or repealed.

         2.4 DIRECTORS AND OFFICERS. The directors of Republic in office immediately prior to the Effective Time shall continue in office following the Effective Time, and the directors of the Bank in office immediately prior to the Effective Time, together with such additional Persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation. A list of the names and addresses of each of the directors of the Surviving Corporation immediately following the Effective Time is attached hereto as Exhibit E. The officers of Republic in office immediately prior to the Effective Time shall continue in office following the Effective Time, and the officers of the Bank, together with such additional Persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation. A list of the names and addresses of each of the executive officers of the Surviving Corporation immediately following the Effective Time is attached hereto as Exhibit F.

         2.5 CAPITAL STOCK AND RETAINED EARNINGS. Republic currently has 20,000,000 shares of Republic Common Stock authorized, of which 7,035,886 shares are outstanding as of the date hereof. Republic also has 100,000 shares of Republic Preferred Stock authorized, of which 75,000 shares are outstanding as of the date hereof. As of December 31, 1997, the Bank had retained earnings of $29,155,000.00.

         2.6 TRUST POWERS. The Bank, as the Surviving Corporation, will have trust powers. Currently, the Bank's trust powers are inactive with the Department, subject to activation upon the filing of an appropriate application and notice therefor.

         2.7 NONCONFORMING ACTIVITIES. From and after the Effective Time, the Bank will not engage in any nonconforming activities, except to the extent necessary to fulfill obligations existing prior to the Merger pursuant to the provisions of Section 655.418(4) of the Florida Statutes.

                                    ARTICLE 3
                           MANNER OF CONVERTING SHARES

         3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Republic, the Bank or Lochaven, or the stockholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

             (a) Each share of Republic Common Stock and Republic Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

             (b) Each share of Bank Common Stock and Bank Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

             (c) Each share of Lochaven Common Stock (excluding shares held by any Lochaven Company or any Republic Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted or shares held by stockholders who perfect their dissenters' rights of appraisal) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for 0.2776 of a share of Republic Common Stock (the "Exchange Ratio").

             (d) Each of the options to purchase Lochaven Common Stock issued and outstanding at the Effective Time, which options were granted pursuant to Lochaven's customary arrangements consistent with past practice and are disclosed in Section 3.1 of the Lochaven Disclosure Memorandum (the "Lochaven options"), shall cease to be outstanding and shall be converted into and exchanged for the Right to acquire Republic Common Stock on substantially the same terms applicable to the Lochaven options. The number of shares of Republic Common Stock to be issued pursuant to the exercise of such options shall equal the number of shares of Lochaven Common Stock subject to such options multiplied by the Exchange Ratio, provided that no fractions of shares of Republic Common Stock shall be issued, and the number of shares of Republic Common Stock to be issued upon the exercise of the Lochaven options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction. The exercise price for the acquisition of Republic Common Stock shall be the exercise price for each share of Lochaven common stock subject to such options divided by the Exchange Ratio, adjusted as appropriate for any rounding to whole shares that may be done.

         3.2 ANTI-DILUTION PROVISIONS. In the event Republic changes the number of shares of Republic Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

         3.3 SHARES HELD BY LOCHAVEN OR REPUBLIC. Each of the shares of Lochaven Common Stock held by any Lochaven Company or by any Republic Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

         3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of Lochaven Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Republic Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Republic Common Stock multiplied by the Market Value of one share of Republic Common Stock at the Effective Time. The Market Value of one share of Republic Common Stock at the Effective Time shall be determined by calculating the average of the closing prices of Republic Common Stock on the National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Republic) on each of the twenty (20) consecutive trading days ending on the third business day immediately preceding the Effective Time. No such holder will be entitled to dividends, voting Rights or any other Rights as a stockholder in respect of any fractional shares.

         3.5 DISSENTING STOCKHOLDERS. Any holder of shares of Lochaven Common Stock who perfects such holder's dissenters' rights of appraisal in accordance with and as contemplated by Section 552.14 of the OTS Regulations and, to the extent not inconsistent therewith, Section 658.44 of the Florida Statutes, shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the OTS Regulations and the Florida Statutes and surrendered to Lochaven the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting stockholder of Lochaven fails to perfect, or effectively withdraws or loses, such holder's Right to appraisal and of payment for such holder's shares, Republic shall issue and deliver the consideration to which such holder of shares of Lochaven Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Lochaven Common Stock held by such holder.

                                    ARTICLE 4
                               EXCHANGE OF SHARES

         4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, Republic and Lochaven shall cause the exchange agent selected by Republic (the "Exchange Agent") to mail to the former stockholders of Lochaven appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Lochaven Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of Lochaven Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights have been perfected as provided in Section 3.5 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1(c) of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of Lochaven Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of Republic Common Stock to which such holder may be otherwise entitled (without interest). Republic shall not be obligated to deliver the consideration to which any former holder of Lochaven Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of Lochaven Common Stock for exchange as provided in this

Section 4.1, or otherwise complies with the procedures of the Exchange Agent with respect to lost, stolen or destroyed certificates. The certificate or certificates of Lochaven Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither Republic, Lochaven nor the Exchange Agent shall be liable to a holder of Lochaven Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

         4.2 RIGHTS OF FORMER LOCHAVEN STOCKHOLDERS. At the Effective Time, the stock transfer books of Lochaven shall be closed as to holders of Lochaven Common Stock immediately prior to the Effective Time and no transfer of Lochaven Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Lochaven Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights have been perfected as provided in
Section 3.5 of this Agreement) shall from and after the Effective Time represent for all purposes only the Right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Lochaven in respect of share shares of Lochaven Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of Lochaven shall be entitled to vote after the Effective Time at any meeting of Republic stockholders the number of whole shares of Republic Common Stock into which their respective shares of Lochaven Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Lochaven Common Stock for certificates representing Republic Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Republic on the Republic Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Republic Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Lochaven Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided Section 4.1 of the Agreement. However, upon surrender of such Lochaven Common Stock certificate, both the Republic Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                    ARTICLE 5
                   REPRESENTATIONS AND WARRANTIES OF LOCHAVEN

         Lochaven hereby represents and warrants to Republic:

         5.1  ORGANIZATION, STANDING AND POWER.

              (a) Lochaven is a federal savings and loan association duly organized, validly existing, and in good standing under the Laws of the United States, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Material Assets. Lochaven is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven.

                  (b) Lochaven is an "insured institution," as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, is a member of the Savings Association Insurance Fund and is a member in good standing of the Federal Home Loan Bank of Atlanta ("FHLB").

         5.2      AUTHORITY; NO BREACH BY AGREEMENT.

                  (a) Lochaven has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Lochaven, subject to the approval of this Agreement by the required vote of the holders of outstanding shares of Lochaven Common Stock, which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by Lochaven. Subject to such requisite stockholder approval, this Agreement represents a legal, valid and binding obligation of Lochaven, enforceable against Lochaven in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors' Rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                  (b) Neither the execution and delivery of this Agreement by Lochaven, the consummation by Lochaven of the transactions contemplated hereby, nor compliance by Lochaven with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Lochaven's Charter or Bylaws; or
(ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Lochaven Company under, any Contract or Permit of any Lochaven Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven; or
(iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Lochaven Company or any of their respective Material Assets.

                  (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and Securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Lochaven of the Merger and the other transactions contemplated in this Agreement.

         5.3      CAPITAL STOCK.

                  (a) The authorized capital stock of Lochaven consists of (i) 4,600,000 shares of Lochaven Common Stock, of which 609,094 shares are issued and outstanding as of the date of this Agreement and not more than 35,000 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of Lochaven are duly and validly issued and outstanding and are fully paid and nonassessable under the Laws of the United States. None of the outstanding shares of capital stock of Lochaven has been issued in violation of any preemptive Rights of the current or past stockholders of Lochaven.

             (b) Except as set forth in Section 5.3(a) of this Agreement, or as provided pursuant to the Stock Option Agreement, there are no shares of capital stock or other equity securities of Lochaven outstanding and no outstanding Rights relating to the capital stock of Lochaven.

         5.4 LOCHAVEN SUBSIDIARIES. Lochaven has disclosed in Section 5.4 of the Lochaven Disclosure Memorandum all of the Lochaven Subsidiaries as of the date of this Agreement. Lochaven or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Lochaven Subsidiary. No equity securities of any Lochaven Subsidiary are or may become required to be issued (other than to another Lochaven Company) by reason of any Rights, and there are no Contracts by which any Lochaven Subsidiary is bound to issue (other than to another Lochaven Company) additional shares of its capital stock or Rights or by which any Lochaven Company is or may be bound to transfer any shares of the capital stock of any Lochaven Subsidiary (other than to another Lochaven Company). There are no Contracts relating to the Rights of any Lochaven Company to vote or to dispose of any shares of the capital stock of any Lochaven Subsidiary. All of the shares of capital stock of each Lochaven Subsidiary held by an Lochaven Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Lochaven Company free and clear of any lien. Each Lochaven Subsidiary is either a Federal savings association or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Lochaven Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven. Each Lochaven Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Savings Association Insurance Fund.

         5.5 OTS FILINGS; FINANCIAL STATEMENTS.

             (a) Lochaven has filed and made available to Republic all forms, reports and documents required to be filed by Lochaven with the SEC and/or the OTS since December 31, 1993 (collectively, the "Lochaven OTS Reports"). The Lochaven OTS Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the OTS Regulations; and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such Lochaven OTS Reports or necessary in order to make the statements in such Lochaven OTS Reports, in light of the circumstances under which they were made, not misleading. Except for Lochaven Subsidiaries that are registered as a broker, dealer or investment advisor, none of Lochaven's Subsidiaries is required to file any forms, reports or other documents with the SEC.

             (b) Each of the Lochaven Financial Statements (including, in each case, any related notes) contained in the Lochaven OTS Reports, including any Lochaven OTS Reports filed after the date of this Agreement until the Effective Time, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements, or in the case of unaudited statements, as permitted by regulatory accounting principles, and fairly presented the consolidated financial position of Lochaven and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount.

         5.6 ABSENCE OF UNDISCLOSED LIABILITIES. No Lochaven Company has any liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven, except liabilities which are accrued or reserved against in the consolidated balance sheets of Lochaven as of December 31, 1997 included in the Lochaven Financial Statements or reflected in the notes thereto. No Lochaven Company has incurred or paid any Liability since December 31, 1997, except for such liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven.

         5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1997, except as disclosed in Section 5.7 of the Lochaven Disclosure Memorandum, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven; and (ii) the Lochaven Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of Lochaven provided in Article 7 of this Agreement.

         5.8 TAX MATTERS.

             (a) All Tax returns required to be filed by or on behalf of any of the Lochaven Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired for periods ended on or before December 31, 1996, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Lochaven, and all Tax returns filed are complete and accurate in all Material respects. All Taxes shown on filed Tax returns have been paid. There is no audit examination, deficiency or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on Lochaven, except as reserved against in the Lochaven Financial Statements delivered prior to the date of this Agreement. All Taxes and other liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

             (b) None of the Lochaven Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

             (c) Adequate provision for any Taxes due or to become due for any of the Lochaven Companies for the period or periods through and including the date of the respective Lochaven Financial Statements has been made and is reflected on such Lochaven Financial Statements.

             (d) Deferred Taxes of the Lochaven Companies have been adequately provided for in the Lochaven Financial Statements.

             (e) Each of the Lochaven Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have individually or in the aggregate, a Material Adverse Effect on Lochaven.

             (f) None of the Lochaven Companies has made any payments, is obligated to make any payments, or is a party to any Contract, agreement or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 380G or 162(m) of the Code.

             (g) Except as set forth in Section 5.8 of the Lochaven Disclosure Memorandum there are no liens with respect to Taxes upon any of the Assets of the Lochaven Companies.

             (h) There has not been an ownership change, as defined in Code
Section 382(g), of the Lochaven Companies that occurred during or after any taxable period in which the Lochaven Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1995.

             (i) No Lochaven Company has filed any Consent under Section 341(f) of the Code concerning collapsible corporations.

             (j) All Material elections with respect to Taxes affecting the Lochaven Companies as of the date of this Agreement have been or will be timely made as set forth in Section 5.8 of the Lochaven Disclosure Memorandum. After the date hereof, no election with respect to Taxes will be made without the prior written consent of Republic, which consent will not be unreasonably withheld.

             (k) No Lochaven Company has or has had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States and such foreign country.

         5.9 ASSETS. Except as disclosed in Section 5.9 of the Lochaven Disclosure Memorandum, the Lochaven Companies have good and marketable title, free and clear of all liens, to all of their respective Assets. All tangible properties used in the businesses of the Lochaven Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Lochaven's past practices. All Assets that are Material to Lochaven's business on a consolidated basis, held under leases or subleases by any of the Lochaven Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors' Rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The Lochaven Companies currently maintain insurance similar in amounts, scope and coverage to that maintained by other peer banking organizations. None of the Lochaven Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by an

Lochaven Company under such policies. The Assets of the Lochaven Companies include all Assets required to operate the business of the Lochaven Companies as presently conducted.

         5.10 ENVIRONMENTAL MATTERS.

              (a) To the Knowledge of Lochaven, each Lochaven Company, its Participation Facilities and its Loan Properties are and have been in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven.

              (b) There is no Litigation pending or to the Knowledge of Lochaven, threatened before any court, governmental agency or authority or other forum in which any Lochaven Company or any of its Loan Properties or Participation Facilities (or any Lochaven Company in respect of any such Loan Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law; or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under or involving a site owned, leased or operated by any Lochaven Company or any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven.

              (c) To the Knowledge of Lochaven, there have been no releases of Hazardous Material in, on, under or affecting any Participation Facility or Loan Property of an Lochaven Company, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven.

         5.11 COMPLIANCE WITH LAWS. Each Lochaven Company has in effect all Permits necessary for it to own, lease or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven, and there has occurred no default under any such Permit, other than defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven. None of the Lochaven Companies:

              (a) is in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven; and

              (b) has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any Lochaven Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven; (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven; or (iii) requiring any Lochaven Company to enter into or consent to the issuance of a cease and desist Order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

         5.12 LABOR RELATIONS. No Lochaven Company is the subject of any Litigation asserting that it or any other Lochaven Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other Lochaven Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any Lochaven Company, pending or threatened, or to the Knowledge of Lochaven, is there any activity involving any Lochaven Company's employee's seeking to certify a collective bargaining unit or engaging in any other organization activity.

         5.13 EMPLOYEE BENEFIT PLANS.

              (a) Lochaven has disclosed in Section 5.13 of the Lochaven Disclosure Memorandum, and has delivered or made available to Republic prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan, all other written employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Applied Company or ERISA Affiliate (as defined below) thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the "Lochaven Benefit Plans"). Any of the Lochaven Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as an "Lochaven ERISA Plan." Each Lochaven ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Code) is referred to herein as an "Lochaven Pension Plan." No Lochaven Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

              (b) All Lochaven Benefit Plans are in compliance with the applicable terms of ERISA, the Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven, and each Lochaven ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and Lochaven is not aware of any circumstances likely to result in revocation of any such favorable determination letter. To the knowledge of Lochaven, no Lochaven Company has engaged in a transaction with respect to any Lochaven Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Lochaven Company to a Tax imposed by either Section 4975 of the Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven.

              (c) No Lochaven Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the Assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position of any Lochaven Pension Plan; (ii) no change in the actuarial assumptions with respect to any Lochaven Pension Plan; and (iii) no increase in benefits under any Lochaven Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven or materially adversely affect the funding status of any such plan. Neither any Lochaven Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Lochaven Company, or the single-employer plan of any entity which is considered one employer with Lochaven under Section 4001 of ERISA or Section 414 of the Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on Lochaven. No Lochaven Company has provided or is required to provide, security to an Lochaven Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

              (d) Within the six-year period preceding the Effective Time, no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Lochaven Company with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which liability is reasonably likely to have a Material Adverse Effect on Lochaven. No Lochaven Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Material Adverse Effect on Lochaven. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Lochaven Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

              (e) No Lochaven Company has any Liability for retiree health and life benefits under any of the Lochaven Benefit Plan and there are no restrictions on the Rights of such Lochaven Company to amend or terminate any such Plan without incurring any liability thereunder, which liability is reasonably likely to have a Material Adverse Effect on Lochaven.

              (f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of any Lochaven Company from any Lochaven Company under any Lochaven Benefit Plan or otherwise; (ii) increase any benefits otherwise payable under any Lochaven Benefit Plan; or
(iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase or acceleration is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven.

              (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement or employment agreement) of employees and former employees of any Lochaven Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Code or Section 302 of ERISA, have been fully reflected on the Lochaven Financial Statements to the extent required by and in accordance with GAAP.

         5.14 MATERIAL CONTRACTS. Except as otherwise reflected in the Lochaven Financial Statements, none of the Lochaven Companies, nor any of their respective Assets, businesses or operations is a party to or is bound or affected by or receives benefits under (i) any employment, severance, terminating, consulting or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $100,000; (ii) any Contract relating to the borrowing of money by any Lochaven Company or the guarantee by any Lochaven Company of any such obligation (other than Contracts evidencing deposit Liabilities, purchases of federal funds, fully-secured repurchase agreements and Federal Home Loan Bank advances of depository institution subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business); and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Lochaven with the OTS as of the date of this Agreement or in any Form 10-K filed for the fiscal year ended December 1996 or any subsequent fiscal year if Lochaven had been required to make such filings with the OTS, or in another SEC document and identified to Republic (together with all Contracts referred to in Section 5.8 and 5.13(a) of this Agreement, the "Lochaven Contracts"). With respect to each Lochaven Contract: (i) the Contract is in full force and effect; (ii) no Lochaven Company is in default thereunder, other than defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven; (iii) no Lochaven Company has repudiated or waived any Material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Lochaven, in default in any respect, other than defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven or has repudiated or waived any Material provision thereunder. Except for FHLB advances, all of the indebtedness of any Lochaven Company for money borrowed is prepayable at any time by such Lochaven Company without penalty or premium.

         5.15 LEGAL PROCEEDINGS.

              (a) Except as disclosed in Section 5.15(a) of the Lochaven Disclosure Memorandum, there is no Litigation instituted or pending or, to the knowledge of Lochaven, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Lochaven Company, or against any Asset, employee benefit plan, interest or Right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven, nor are there any Orders of any Regulatory Authorities, other than governmental authorities, or arbitrators outstanding against any Lochaven Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven.

              (b) Section 5.15(b) of the Lochaven Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any Lochaven Company is a party and which names an Lochaven Company as a defendant or cross-defendant and where the maximum exposure is estimated to be $100,000 or more.

         5.16 REPORTS. Since January 1, 1993, or the date of organization if later, each Lochaven Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lochaven). As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all Material respects with all applicable Laws. As of its respective date, each such report and document did not, in all Material respects, contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

         5.17 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by any Lochaven Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Republic with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Lochaven Company or any Affiliate thereof for inclusion in the Proxy Statements to be mailed to Republic's and Lochaven's stockholders in connection with the irrespective Stockholders' Meetings, and any other documents to be filed by an Lochaven Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statements, when first mailed to the stockholders of Republic and Lochaven, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or, in the case of the Proxy Statements or any amendment thereof or supplement thereto, at the time of the Stockholders' Meetings, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meetings. All documents that any Lochaven Company or any Affiliate thereof is responsible for filing with any regulatory authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

         5.18 TAX AND REGULATORY MATTERS. Except as specifically contemplated by this Agreement, no Lochaven Company or any Affiliate thereof has taken or agreed to take any action or has any knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such section.

         5.19 CHARTER PROVISIONS. Each Lochaven Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any Rights to any Person under the Charter or Articles of Incorporation, Bylaws or other governing instruments of any Lochaven Company or restrict or impair the ability of Republic or any of its Subsidiaries to vote or otherwise to exercise the Rights of a stockholder with respect to shares of any Lochaven Company that may be directly or indirectly acquired or controlled by it.

         5.20 DERIVATIVES CONTRACTS. Except as disclosed in Section 5.20 of the Lochaven Disclosure Memorandum, neither Lochaven nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet which is a financial derivative Contract (including various combinations thereof).

                                    ARTICLE 6

                   REPRESENTATIONS AND WARRANTIES OF REPUBLIC

         Republic hereby represents and warrants to Lochaven as follows:

         6.1 ORGANIZATION, STANDING AND POWER. Republic is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Material Assets. The Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Florida and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Materials Assets. Republic and the Bank is each duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic.

         6.2 AUTHORITY; NO BREACH BY AGREEMENT.

             (a) Republic and the Bank each has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Republic and the Bank. This Agreement represents a legal, valid and binding obligation of Republic and the Bank, enforceable against Republic and the Bank in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors' Rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

              (b) Neither the execution and delivery of this Agreement by Republic or the Bank nor the consummation by Republic or the Bank of the transactions contemplated hereby nor compliance by Republic or the Bank with any of the provisions hereof will (i) conflict with or result in a breach of any provision of Republic's or the Bank's Articles of Incorporation or By-laws; or
(ii) constitute or result in a default under, or require any Consent pursuant to or result in the creation of any lien or any asset of any Republic Company under any Contract or Permit of any Republic Company, where such default or lien or any failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic; or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Republic Company or any of their respective Material Assets.

              (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and Securities Laws and rules of the NASD and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act and other Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate a Material Adverse Effect on Republic, no notice to, filing with or Consent of any public body or authority is necessary for the consummation by Republic of the Merger and the other transactions contemplated in this Agreement.

         6.3 CAPITAL STOCK. The authorized capital stock of Republic consists of 20,000,000 shares of Republic Common Stock, of which 7,035,886 shares were issued and outstanding as of the date of this Agreement, and 100,000 shares of Republic Preferred Stock, of which 75,000 shares were issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Republic Common Stock and Republic Preferred Stock are, and all of the shares of Republic Common Stock to be issued in exchange for shares of Lochaven Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the Florida Business Corporation Act. None of the outstanding shares of Republic Common Stock has been, and none of the shares of Republic Common Stock to be issued in exchange for shares of Lochaven Common Stock upon consummation of the Merger will be issued in violation of any preemptive Rights of the current or past stockholders of Republic.

         6.4 REPUBLIC SUBSIDIARIES. Republic or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of the Bank and each other Republic Subsidiary. No equity securities of any Republic Subsidiary are or may become required to be issued (other than to another Republic Company) by reason of any Rights, and there are no Contracts by which any Republic Subsidiary is bound to issue (other than to another Republic Company) additional shares of its capital stock or Rights or by which any Republic Company is or may be bound to transfer any shares of the capital stock of any Republic Subsidiary (other than to another Republic Company). There are no Contracts relating to the Rights of any Republic Company to vote or to dispose of any shares of the capital stock of any Republic Subsidiary. All of the shares of capital stock of each Republic Subsidiary held by a Republic Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Republic Company free and clear of any Lien. Each Republic Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Republic Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic. Each Republic Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

         6.5 SEC FILINGS; FINANCIAL STATEMENTS.

             (a) Republic has filed and made available to Lochaven all forms, reports and documents required to be filed by Republic and the Bank with the FDIC and the SEC since December 31, 1994, other than registration statements on Forms S-4 and S-8 (collectively, the "Republic SEC Reports"). The Republic SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be; and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such Republic SEC Reports or necessary in order to make the statements in such Republic SEC Reports, in light of the circumstances under which they were made, not misleading.

             (b) Each of the Republic Financial Statements (including, in each case, any related notes) contained in the Republic SEC Reports, including any Republic SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented the consolidated financial position of Republic and its subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount.

         6.6 ABSENCE OF UNDISCLOSED LIABILITIES. To the Knowledge of Republic, no Republic Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Republic as of December 31, 1997 included in the Republic Financial Statements or reflected in the notes thereto. Except as disclosed in Section 6.6 of the Republic Disclosure Memorandum, no Republic Company has incurred or paid any Liability since December 31, 1997, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic.

         6.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1997, except as disclosed in the Republic Financial Statements delivered prior to the date of this Agreement or in Section 6.7 of the Republic Disclosure Memorandum,
(i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic; and (ii) the Republic Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of Republic provided in Article 7 of this Agreement.

         6.8 TAX MATTERS.

             (a) All Tax Returns required to be filed by or on behalf of any of the Republic Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired for periods ended on or before December 31, 1997, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Republic, and all Tax Returns filed are complete and accurate in all Material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on Republic, except as reserved against in the Republic Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

             (b) Adequate provision for any Taxes due or to become due for any of the Republic Companies for the period or periods through and including the date of the respective Republic Financial Statements has been made and is reflected on such Republic Financial Statements.

             (c) Deferred Taxes of the Republic Companies have been adequately provided for in the Republic Financial Statements.

         6.9 ENVIRONMENTAL MATTERS.

             (a) To the Knowledge of Republic, each Republic Company, its Participation Facilities and its Loan Properties are and have been in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic.

             (b) There is no Litigation pending or, to the Knowledge of Republic, threatened before any court, governmental agency or authority or other forum in which any Republic Company or any of its Loan Properties or Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law; or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under or involving any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic.

             (c) To the Knowledge of Republic, there have been no releases of Hazardous Material in, on, under or affecting any Participation Facility or Loan Property of a Republic Company, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic.

        6.10 COMPLIANCE WITH LAWS. Republic is duly registered as a bank holding company under the BHC Act. Each Republic Company has in effect all Permits necessary for it to own, lease or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic.
No Republic Company:

             (a) is in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic; and

             (b) has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any Republic Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic; (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a

         Material Adverse Effect on Republic; or (iii) requiring any Republic Company to enter into or consent to the issuance of a cease and desist Order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

         6.11 LEGAL PROCEEDINGS. Except as set forth in Section 6.11 of the Republic Disclosure Memorandum, there is no Litigation instituted or pending or, to the Knowledge of Republic, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Republic Company, or against any Asset, interest or Right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding against any Republic Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic.

         6.12 REPORTS. Since January 1, 1993, or the date of organization if later, each Republic Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are no reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Republic). As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all Material respects with all applicable Laws. As of its respective date, each such report and document did not, in all Material respects, contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

         6.13 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by any Republic Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Republic with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Republic Company or any Affiliate thereof for inclusion in the Proxy Statement/Prospectus to be mailed to Lochaven's stockholders in connection with its Stockholders' Meeting, and any other documents to be filed by any Republic Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of Lochaven, be false or misleading with respect to any Material fact or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Republic Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

        6.14 TAX AND REGULATORY MATTERS. Except as specifically contemplated by this Agreement, no Republic Company or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for treatment as a reorganization within the meaning of Section 368(a) of the Code; or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

                                    ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

         7.1 AFFIRMATIVE COVENANTS OF LOCHAVEN. Unless the prior written consent of Republic shall have been obtained and, except as otherwise expressly contemplated herein, Lochaven shall and shall cause each of its Subsidiaries to
(i) operate its business only in the usual, regular and ordinary course; (ii) preserve intact its business organization and Assets and maintain its Rights and franchises; (iii) use its reasonable efforts to maintain its current employee relationships; and (iv) take no action which would (a) adversely affect the ability of any party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement; or (b) adversely affect the ability of any party to perform its covenants and agreements under this Agreement.

         7.2 NEGATIVE COVENANTS OF LOCHAVEN. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Lochaven covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of an authorized officer of
Republic:

             (a) amend the Charter or Articles of Incorporation, Bylaws or other governing instruments of any Lochaven Company; or

             (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of an Lochaven Company to another Lochaven Company) in excess of an aggregate of $50,000 (for the Lochaven Companies on a consolidated basis) except in the ordinary course of the business of Lochaven or the Lochaven Subsidiaries consistent with past practices (which shall include, for Lochaven and the Lochaven Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose or suffer the imposition on any Asset of any Lochaven Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Lochaven Disclosure Memorandum); or

             (c) repurchase, redeem or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any

         Lochaven Company, or declare or pay any dividend or make any other distribution in respect of Lochaven's capital stock; provided that, notwithstanding the provisions of Section 1.3 of this Agreement, the parties shall cooperate in selecting the Effective Time to ensure that, with respect to the quarterly period in which the Effective Time occurs, the holders of Lochaven Common Stock do not receive both a dividend in respect of their Lochaven Common Stock and a dividend in respect of Republic Common Stock or fail to receive any dividend; or

             (d) except for this Agreement or pursuant to the terms of the Lochaven options, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber or authorize the issuance of or otherwise permit to become outstanding any additional shares of Lochaven Common Stock or any other capital stock of any Lochaven Company, or any stock appreciation Rights, or any option, warrant, conversion or other Right to acquire any such stock or any security convertible into any such stock; or

             (e) adjust, split, combine or reclassify any capital stock of any Lochaven Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Lochaven Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (x) any shares of capital stock of any Lochaven Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Lochaven Company) or (y) any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

             (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years of less, purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly-owned Lochaven Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business; (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or (iii) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

             (g) grant any increase in compensation or benefits to the employees or officers of any Lochaven Company, except in accordance with past practice disclosed in Section 7.2(g) of the Lochaven Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement; except as authorized by Section 8.13 of this Agreement, enter into or amend any severance agreements with officers of any Lochaven Company; grant any Material increase in fees or other increases in compensation or other benefits to directors of any Lochaven Company, except in accordance with past practice disclosed in Section 7.2(g) of the Lochaven Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

             (h) except as authorized by Section 8.13 of this Agreement, enter into or amend any employment Contract between any Lochaven Company and any Person (unless such amendment is required by Law) that the Lochaven Company does not have the unconditional Right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

             (i) adopt any new employee benefit plan of any Lochaven Company or make any Material change in or to any existing employee benefit plans of any Lochaven Company other than any such change that it required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the Tax qualified status of any such plan; or

             (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

             (k) commence any Litigation other than in accordance with past practice or settle any Litigation involving any Liability of any Lochaven Company for Material money damages or restrictions upon the operations of any Lochaven Company; or

             (l) except in the ordinary course of business, modify, amend or terminate any Material Contract or waive, release, compromise or assign any Material Contract or waive, release, compromise or assign any Material Rights or claims.

         7.3 COVENANTS OF REPUBLIC. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Republic covenants and agrees that it shall (i) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the Republic Common Stock and the business prospects of the Republic Companies; and (ii) take no action which would (a) materially adversely affect the ability of any party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement; or (b) materially adversely affect the ability of any party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Republic Company from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of Republic, desirable in the conduct of the business of Republic and its Subsidiaries.

         7.4 ADVERSE CHANGES IN CONDITION. Each party agrees to give written notice promptly to the other party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it; or (ii) would cause or constitute a Material breach of any of its representations, warranties or covenants contained herein, and to use its reasonable effects to prevent or promptly to remedy the same.

         7.5 REPORTS. Each party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not Material). As of their respective dates, such reports filed with the SEC will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                    ARTICLE 8
                              ADDITIONAL AGREEMENTS

         8.1 REGISTRATION STATEMENT; PROXY STATEMENT; STOCKHOLDER APPROVAL. As soon as reasonably practicable after execution of this Agreement, Republic shall file the Registration Statement with the SEC and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or Securities Laws in connection with the issuance of the shares of Republic Common Stock upon consummation of the Merger. Lochaven shall furnish all information concerning it and the holders of its capital stock as Republic may reasonably request in connection with such action. Lochaven shall call the Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as Lochaven deems appropriate. In connection with the Stockholders' Meeting, (i) Lochaven shall mail the Proxy Statement/Prospectus to its stockholders; (ii) the parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement/Prospectus; (iii) the Board of Directors of Lochaven shall recommend (subject to compliance with its fiduciary duties as advised by counsel) to Lochaven's stockholders the approval of the matters submitted for approval; and (iv) the Board of Directors and officers of Lochaven shall (subject to compliance with its fiduciary duties as advised by counsel) use its reasonable efforts to obtain such stockholders' approval.

         8.2 EXCHANGE LISTING. Republic shall use its reasonable efforts to list, prior to the Effective Time, on the National Market, subject to official notice of issuance, the shares of Republic Common Stock to be issued to the holders of Lochaven Common Stock pursuant to the Merger.

         8.3 APPLICATIONS. Republic shall promptly prepare and file, and Lochaven shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

         8.4 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, Republic and Lochaven shall execute and file a Certificate of Merger with the Department.

         8.5 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each party agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions and to do or cause to be done all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided that nothing herein shall preclude either party from exercising its Rights under this

Agreement. Each party shall use, and shall cause each of its Subsidiaries to use, its reasonable best efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

         8.6 INVESTIGATION AND CONFIDENTIALITY.

             (a) Prior to the Effective Time, each party shall keep the other party advised of all Material developments relevant to its business and to consummation of the Merger and shall permit the other party to make or cause to be made such investigation of the business and properties of its and its Subsidiaries and of their respective financial and legal conditions as the other party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operation. No investigation by a party shall affect the representations and warranties of the other party.

             (b) Each party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other party concerning its and its Subsidiaries' businesses, operations and financial positions ("Confidential Information") and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. Each party shall maintain the confidentiality of all Confidential Information obtained in connection with this Agreement or the transactions contemplated hereby unless (i) such information becomes publicly available through no fault of such party, or was, is or becomes available to that party from a source other than the other party or its Representatives, which source was itself not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality with respect to that information; or (ii) the furnishing or use of such information is required by proper judicial, administrative or other legal proceeding, provided that the other party is promptly notified in writing of such request, unless such notification is not, in the opinion of counsel, permitted by Law. Each party and its Representatives will hold and maintain all Confidential Information in confidence and will not disclose to any third party or permit any third party access to any Confidential Information or the substance thereof; provided that a party may disclose Confidential Information to such of its Representatives who need to know such information in connection with the transactions contemplated hereby. If this Agreement is terminated prior to the Effective Time, each party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other party.

             (c) Each party agrees to give the other party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant or agreement of the other party or which has had or is reasonably likely to have a Material Adverse Effect on the other party.

         8.7 PRESS RELEASES. Prior to the Effective Time, Republic and Lochaven shall mutually agree upon and jointly issue any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided that nothing in this Section 8.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such party's disclosure obligations imposed by Law.

         8.8 CERTAIN ACTIONS. Except with respect to this Agreement and the transactions contemplated hereby, no Lochaven Company nor any Affiliate thereof nor any Representatives thereof retained by any Lochaven Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Lochaven's Board of Directors as advised by counsel, no Lochaven Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, or negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Lochaven may communicate information about such an Acquisition Proposal to its stockholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. Lochaven shall promptly notify Republic orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. Lochaven shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing; and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

         8.9 TAX TREATMENT. Each of the parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Code for federal income Tax purposes.

         8.10 STATE TAKEOVER LAWS. Each Lochaven Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable state or federal "moratorium", "control share", "fair price", "business combination" or other anti-takeover statute or regulation ("Takeover Laws").

         8.11 CHARTER PROVISIONS. Each Lochaven Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any Rights to any Person under the Charter or Articles of Incorporation, Bylaws, or other governing instruments of any Lochaven Company or restrict or impair the ability of Republic or any of its Subsidiaries to vote, or otherwise to exercise the Rights of a stockholder with respect to, shares of any Lochaven Company that may be directly or indirectly acquired or controlled by it.

         8.12 AGREEMENT OF AFFILIATES. Lochaven has disclosed in Section 8.12 of the Lochaven Disclosure Memorandum each Person whom it reasonably believes is an "affiliate" of Lochaven for purposes of Rule 145 under the 1933 Act. Lochaven shall use its reasonable efforts to cause each such Person to deliver to Republic not later than 30 days prior to the Effective Time, a written agreement, in substantially the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Lochaven Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Republic Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of Republic and Lochaven have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies Shares of Republic Common Stock issued to such affiliates of Lochaven in exchange for shares of Lochaven Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of Republic and Lochaven have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and Republic shall be entitled to place restrictive legends upon certificates for shares of Republic Common Stock issued to affiliates of Lochaven pursuant to this Agreement to enforce the provisions of this Section 8.12). Republic shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Republic Common Stock by such affiliates.

         8.13 EMPLOYEE BENEFITS AND CONTRACTS.

              (a) Following the Effective Time, Republic shall provide generally to officers and employees of the Lochaven Companies, who at or after the Effective Time become employees of a Republic Company, employee benefits under employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Republic Common Stock except as set forth in this Section 8.13), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Republic Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plan, (i) service under any qualified defined benefit plans of Lochaven should be treated as service under Republic's qualified defined benefit plans,
(ii) service under any qualified defined contribution plans of Lochaven shall be treated as service under Republic's qualified defined contribution plans, and
(ii) service under any other employee benefit plans maintained by Republic.

              (b) Following the Effective Time, Republic shall honor on terms reasonably agreed upon by the parties all employment, severance, consulting and other compensation Contracts disclosed in Section 8.13 of the Lochaven Disclosure Memorandum to Republic between any Lochaven Company and any current or former director, officer or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Lochaven Benefit Plans.

              (c) For a period of one year following the Effective Time, Republic shall make a severance payment to any former Lochaven employee terminated by Republic without cause during such period in an amount equal to the product of such employee's salary or base pay for two weeks multiplied by the number of whole years such employee was employed with Lochaven.

         8.14 INDEMNIFICATION.

              (a) Republic shall indemnify, defend, and hold harmless the present and former directors, officers, employees and agents of the Lochaven Companies (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under the OTS Regulations, to the extent not inconsistent with the Florida Business Corporation Act, and by Lochaven's Charter and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by Republic is required to effectuate any indemnification, Republic shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Republic and the Indemnified Party.

              (b) If Republic or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Republic shall assume the obligations set forth in this Section 8.14.

              (c) The provisions of this Section 8.14 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

         8.15 CERTAIN MODIFICATIONS. Republic and Lochaven shall consult with respect to their loan, Litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and Lochaven shall make such modifications or changes to its policies and practices, if any, prior to the Effective Time, as may be mutually agreed upon. Republic and Lochaven also shall consult with respect to the character, amount and timing of restructuring and Merger-related expense charges to be taken by each of the parties in connection with the transactions contemplated by this Agreement and shall take such charges in accordance with GAAP, prior to the Effective Time, as may be mutually agreed upon by the parties. Neither parties' representations, warranties and covenants contained in this Agreement shall be deemed to be inaccurate or breached in any respect as a consequence of any modifications or charges undertaken solely on account of this Section 8.15.

                                    ARTICLE 9

                CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

          9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each party to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both parties pursuant to Section
11.6 of this Agreement:

              (A) STOCKHOLDER APPROVAL. The stockholders of Lochaven shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instrument, or by the rules of the NASD.

              (B) REGULATORY APPROVALS. All Consents of, filings and registration with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) that in the reasonable judgment of the Board of Directors of Republic would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Republic would not, in its reasonable judgement, have entered into this Agreement.

              (C) CONSENTS AND APPROVALS. Each party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such party that, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such party. No Consent so obtained that is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Republic would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

              (D) LEGAL PROCEEDINGS. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

              (E) REGISTRATION STATEMENT. The Registration Statement shall have become effective under the 1933 Act, no stop Orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state Securities Laws or the 1933 Act relating to the issuance or trading of the shares of Republic Common Stock issuable pursuant to the Merger shall have been received.

              (F) TAX MATTERS. Each party shall have received a written opinion or opinions from Holland & Knight LLP in a form reasonably satisfactory to such parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (ii) the exchange in the Merger of Lochaven Common Stock for Republic Common Stock will not give rise to gain or loss to the stockholders of Lochaven with respect to such exchange (except to the extent of any cash received). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Lochaven and Republic reasonably satisfactory in form and substance to such counsel.

         9.2 CONDITIONS TO OBLIGATIONS OF REPUBLIC. The obligations of Republic to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Republic pursuant to Section 11.6(a) of this Agreement:

              (A) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Lochaven set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date). The representations and warranties of Lochaven set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Lochaven set forth in Sections 5.18, 5.19, and 5.20 of this Agreement shall be true and correct in all Material respects. There shall not exist in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.18, 5.19, and 5.20) any inaccuracies such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Lochaven; provided that, for purposes of this sentence only, those representations and warranties which are qualified by reference to "Material" or "Material Adverse Effect" or to the "Knowledge" of Lochaven or to a matter being "known" by Lochaven shall be deemed not to include such qualifications.

              (B) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of Lochaven to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

              (C) CERTIFICATES. Lochaven shall have delivered to Republic (i) a certificate, dated as of the Closing Date and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Lochaven's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Republic and its counsel shall request.

             (D) LEGAL OPINION. Republic shall have received the opinions of Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., counsel to Lochaven, dated as of the Closing Date or such earlier date as may be agreed to by the parties, with respect to such matters related to Lochaven and the Merger as Republic may reasonably request. As to certain matters of fact, such counsel may rely on certificates of public officials and senior officers of Lochaven knowledgeable and having responsibility with respect to the matters covered by such certificate.

         9.3 CONDITIONS TO OBLIGATIONS OF LOCHAVEN. The obligations of Lochaven to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Lochaven pursuant to Section 11.6(b) of this Agreement.

             (A) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Republic set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Republic set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Republic set forth in Section 6.14 of this Agreement shall be true and correct in all Material respects. There shall not exist any inaccuracies such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Republic; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "Material" to "Material Adverse Effect" or to the "Knowledge" of Republic or to a matter being "known" by Republic shall be deemed not to include such qualifications.

             (B) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of Republic to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

             (C) CERTIFICATES. Republic shall have delivered to Lochaven (i) a certificate, dated as of the Closing Date and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and
(ii) certified copies of resolutions duly adopted by Republic's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Lochaven and its counsel shall request.

             (D) LEGAL OPINION. Lochaven shall have received the opinions of Holland & Knight LLP, special counsel to Republic, dated as of the Closing Date or such earlier date as may be agreed to by the parties, with respect to such matters related to Republic and the Merger as Lochaven may reasonably request. As to certain matters of fact, such counsel may rely on certificates of public officials and senior officers of Lochaven knowledgeable and having responsibility with respect to the matters covered by such certificate.

                                   ARTICLE 10

                                   TERMINATION

         10.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of Lochaven, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

              (a) By mutual consent of the Board of Directors of Republic and the Board of Directors of Lochaven; or

              (b) By the Board of Directors of either party (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Lochaven and Section 9.3(a) of this Agreement in the case of Republic or in Material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement which cannot be or has not been cured within 30 days after the giving or written notice to the breaching party of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Lochaven and Section 9.3(a) of this Agreement in the case of Republic; or

              (c) By the Board of Directors of either party in the event of a Material breach by the other party of any covenant or agreement contained in this Agreement that cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or

              (d) By the Board of Directors of either party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of Lochaven fail to vote their approval of the matters submitted for the approval at the Stockholders' Meeting where the transactions were presented to such stockholders for approval and voted upon; or

              (e) By the Board of Directors of either party in the event that the Merger shall not have been consummated by December 1, 1998, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the party electing to terminate pursuant to this Section 10.1(e); or

              (f) By the Board of Directors of either party (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Lochaven and Section 9.3(a) of this Agreement in the case of Republic or in Material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in
Section 10.1(e) of this Agreement.

         10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Section 8.6(b) and Article 11 of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to
Section 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching party from Liability for an uncured willful breach of a representation, warranty, covenant or agreement giving rise to such termination.

         10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants and agreements of the parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4 and 11 and Sections 8.12, 8.13 and 8.14 of this Agreement.

                                   ARTICLE 11

                                  MISCELLANEOUS

         11.1 DEFINITIONS.

              (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

                  "Acquisition Proposal" with respect to a party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or Assets of, or other business combination involving such party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the Assets of, such party or any of its Subsidiaries.

                  "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such a capacity.

                  "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

                  "Assets" of a Person shall mean all of the assets, properties, businesses, and Rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

                  "Bank Common Stock" shall mean the $2.00 par value common stock of the Bank.

                  "Bank Preferred Stock" shall mean the $20.00 par value noncumulative convertible perpetual preferred stock of the Bank.

                  "BHC Act" shall mean the Bank Holding Company Act of 1956, as amended.

                  "Closing Date" shall mean the date on which the Closing occurs.

                  "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

                  "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

                  "Default" shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a Right to terminate or revoke, change the current terms of or renegotiate, or to accelerate, increase or impose any Liability under, any Contract, Order or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a party.

                  "Department" shall mean the Florida Department of Banking and Finance.

                  "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and that are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common Law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Material.

                  "ERISA" shall mean the Employee Retirement Income Security Act or 1974, as amended.

                  "Exhibits", inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

                  "FDIC" shall mean the Federal Deposit Insurance Corporation.

                  "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

                  "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products or oil (and specifically shall include asbestos requiring abatement, removal or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

                  "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

                  "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

                  "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, and any assistant or deputy general counsel or any senior or executive vice president of such Person and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.

                  "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

                  "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

                  "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse Right or interest, charge or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business.

                  "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

                  "Loan Property" shall mean any property owned, leased, or operated by the party in question or by any of its Subsidiaries or in which such party or Subsidiary holds a security or other interest (including an interest in fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

                  "Lochaven Common Stock" shall mean the $.01 par value common stock of Lochaven.

                  "Lochaven Companies" shall mean, collectively, Lochaven and all Lochaven Subsidiaries.

                  "Lochaven Disclosure Memorandum" shall mean the written information entitled "Lochaven Federal Savings and Loan Association Disclosure Memorandum" delivered prior to 5:00 p.m., Eastern time, on the seventh day after the date of this Agreement, to Republic describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section or subsection of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section or subsection shall not be deemed to be disclosed for purposes of any other Section or subsection not specifically referenced with respect thereto.

                  "Lochaven Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Lochaven as of December 31, 1997, 1996, 1995 and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 1997, 1996 and 1995, as filed by Lochaven in SEC Documents, and (ii) the consolidated balance sheets of Lochaven (including related notes and schedules, if any) and related statements of income, changes in stockholders' if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1997.

                  "Lochaven Subsidiaries" shall mean the Subsidiaries of Lochaven, which shall include the Lochaven Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association or other organization acquired as a Subsidiary of Lochaven in the future and owned by Lochaven at the Effective Time.

                  "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

                  "Material Adverse Effect" on a party shall mean an event, change, or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business or results of operations of such party and its Subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a party (or any of its Subsidiaries) taken with the prior informed consent of the other party in contemplation of the transactions contemplated hereby, and (d) the Merger and compliance with the provisions of this Agreement on the operating performance of the parties.

                  "NASD" shall mean the National Association of Securities Dealers, Inc.

                  "National Market" shall mean The Nasdaq National Market.

                  "1933 Act" shall mean the Securities Act of 1933, as amended.

                  "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

                  "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

                  "OTS" shall mean the Office of Thrift Supervision.

                  "Participation Facility" shall mean any facility or property in which the party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

                  "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or Right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

                  "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

                  "Proxy Statement" shall mean the proxy statement used by and Lochaven to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Republic relating to the issuance of the Republic Common Stock to holders of Lochaven Common Stock.

                  "Republic Common Stock" shall mean the $2.00 par value common stock of Republic.

                  "Republic Companies" shall mean, collectively, Republic and all Republic Subsidiaries.

                  "Republic Disclosure Memorandum" shall mean the written information entitled "Republic Bancshares, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to Lochaven describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section or subsection of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section or subsection shall not be deemed to be disclosed for purposes of any other Section or subsection not specifically referenced with respect thereto.

                  "Republic Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Republic as of December 31, 1997, and the consolidated statements of condition (including related notes and schedules, if any) of the Bank as of December 31, 1996 and 1995, and the related restated statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1997, 1996 and 1995, as filed by Republic or the Bank in SEC Documents and
                  (ii) the consolidated statements of condition of Republic (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1997.

                  "Republic Preferred Stock" shall mean the $20.00 par value noncumulative convertible perpetual preferred stock of Republic.

                  "Republic Subsidiaries" shall mean the Subsidiaries of Republic and any corporation, bank, savings association or other organization acquired as a Subsidiary of Republic in the future and owned by Republic at the Effective Time.

                  "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Republic under the 1933 Act with respect to the shares of Republic Common Stock to be issued to the stockholders of Lochaven in connection with the transactions contemplated by this Agreement.

                  "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the OTS, all state regulatory agencies having jurisdiction over the parties and their respective Subsidiaries, the NASD and the SEC.

                  "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant or other representative of a Person.

                  "Rights" shall mean all arrangements, calls, commitments, Contracts, options, Rights to subscribe to, scrip, understandings, warrants or other binding obligations of any character whatsoever relating to, or securities or Rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

                  "SEC" shall mean the United States Securities and Exchange Commission.

                  "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules and other documents filed or required to be filed by a party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws or the OTS Regulations.

                  "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

                  "Stockholders' Meeting" shall mean the meeting of the stockholders of Lochaven to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

                  "Subsidiaries" shall mean all those corporations, banks, associations or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

                  "Surviving Corporation" shall mean the Bank as the surviving corporation resulting from the Merger.

                  "Tax" or "Taxes" shall mean all federal, state, local and foreign taxes, charges, fees, levies, imposts, duties or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto.

                  "Taxable Period" shall mean any period prescribed by any governmental authority, including the United States or any state, local or foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

                  "Tax Return" shall mean any report, return, information return or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a party or its Subsidiaries.

                  (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

                               Certificate of Merger          Section 1.4
                               Closing                        Section 1.3
                               Code                           Preamble
                               Effective Time                 Section 1.4
                               ERISA Affiliate                Section 5.13(c)
                               Exchange Agent                 Section 4.1
                               Exchange Ratio                 Section 3.1(c)
                               FHLB                           Section 5.1(b)
                               Indemnified party              Section 8.14
                               Lochaven Benefit               Section 5.13(a)
                                 Plans
                               Lochaven Contracts             Section 5.14
                               Lochaven ERISA                 Section 5.13(a)
                                 Plan
                               Lochaven options               Section 3.1(d)
                               Lochaven OTS                   Section 5.5(a)
                                 Reports
                               Lochaven Pension               Section 5.13(a)
                                 Plan
                               Market Value                   Section 3.4
                               Merger                         Preamble
                               OTS Regulations                Section 1.3
                               Republic SEC Reports           Section 6.5(a)
                               Takeover Laws                  Section 8.10
                               Tax Opinion                    Section 9.1(f)

                                      A-39

                  (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

         11.2 EXPENSES.

              (a) Except as otherwise provided in this Section 11.2, each of the parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment brokers, accountants, and counsel, except that each of the parties shall bear and pay one-half of the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement/Prospectus.

              (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a party of the terms of this Agreement or otherwise limit the Rights of the nonbreaching party.

         11.3 BROKERS AND FINDERS. Except for McAllen Capital Partners, Inc. as to Lochaven, each of the parties represents and warrants that neither it nor any of its officers, directors employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his, her or its representing or being retained by or allegedly representing or being retained by Lochaven or Republic, each of Lochaven and Republic, as the case may be, agrees to indemnify and hold the other party harmless of and from any Liability in respect of any such claim.

         11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except for the Confidentiality Agreements). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the parties or their respective successors, any Rights, remedies, obligations or Liabilities under or by reason of this Agreement, other than as provided in Sections 8.12, 8.13 and 8.14 of this Agreement.

         11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties, whether before or after stockholder approval of this Agreement has been obtained; provided, that the provisions of this Agreement relating to the manner or basis in which shares of Lochaven Common Stock will be exchanged for Republic Common Stock shall not be amended after the Stockholder's Meeting without the requisite approval of the holders of the issued and outstanding shares of Lochaven Common Stock entitled to vote thereon.

         11.6 WAIVERS.

              (a) Prior to or at the Effective Time, Republic, acting through its Board of Directors, chief executive officer, chief financial officer or other authorized officer shall have the Right to waive any Default in the performance of any term of this Agreement by Lochaven, to waive or extend the time for the compliance or fulfillment by Lochaven of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Republic under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Republic.

              (b) Prior to or at the Effective Time, Lochaven, acting through its Board of Directors, chief executive officer, chief financial officer or other authorized officer shall have the Right to waive any Default in the performance of any term of this Agreement by Republic, to waive or extend the time for the compliance or fulfillment by Republic of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Lochaven under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Lochaven.

              (c) The failure of any party at any time to require performance of any provision hereof shall in no manner affect the Right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

         11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the Rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

         11.8 NOTICES. All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage prepaid or by courier or overnight carrier to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

              Lochaven:               Lochaven Federal Savings and
                                       Loan Association
                                      2410 North Orange Blossom Trail
                                      Winter Park, Florida 32804
                                      Telecopy No.: (407) 426-7622
                                      Attention: Robert O. Smedley

              Copy to Counsel:   Smith, Mackinnon, Greeley,
                                  Bowdoin & Edwards, P.A.
                                 Citrus Center, Suite 800
                                 255 South Orange Avenue
                                 Orlando, Florida 32801
                                 Telecopy No.:  (407) 843-2448
                                 Attention:   John P. Greeley, Esq.

              Republic:          Republic Bancshares, Inc.
                                 111 Second Avenue, N.E., Suite 300
                                 St. Petersburg, Florida 33701
                                 Telecopy No.: (813) 825-0269
                                 Attention: John W. Sapanski Chairman of the
                                            Board, Chief Executive Officer and
                                            President

              Copy to Counsel:

                                 Republic Bancshares, Inc.
                                 111 Second Avenue, N.E., Suite 300
                                 St. Petersburg, Florida 33701
                                 Telecopy No.: (813) 895-5791
                                 Attention: Christopher M. Hunter, Esq.
                                            General Counsel

         11.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Florida, without regard to any applicable conflicts of Laws.

         11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are part of this Agreement.

         11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the parties.

         11.13 ENFORCEMENT OF AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

         11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.


ATTEST                                   REPUBLIC BANCSHARES, INC.



By: /s/ Christopher M. Hunter            By: /s/ John W. Sapanski
    -----------------------------            -----------------------------------
    Christopher M. Hunter                    John W. Sapanski
    Corporate Secretary                      Chairman of the Board,
                                             Chief Executive Officer and
[CORPORATE SEAL]                             President


ATTEST                                   REPUBLIC BANCSHARES, INC.



By: /s/ Christopher M. Hunter            By: /s/ John W. Sapanski
    -----------------------------            -----------------------------------
    Christopher M. Hunter                    John W. Sapanski
    Corporate Secretary                      Chairman of the Board,
                                             Chief Executive Officer and
[CORPORATE SEAL]                             President


ATTEST:                                  LOCHAVEN FEDERAL SAVINGS AND
                                           LOAN ASSOCIATION


By: /s/ Brenda J. Detwiler               By: /s/ Robert O. Smedley
    -----------------------                  -----------------------------------
    Brenda J. Detwiler                       Robert O. Smedley
    Secretary                                President and Chief Executive
                                             Officer

[CORPORATE SEAL]

                                                                      APPENDIX B

                                          September xx, 1998

Board of Directors
Lochaven Federal Savings and Loan Association
2410 North Orange Blossom Trail
Orlando, Florida  32804

Members of the Board:

         You have requested our updated opinion as to the fairness, from a financial point of view, to the shareholders of Lochaven Federal Savings and Loan Association ("Lochaven Federal") of the terms of a certain Agreement and Plan of Merger dated May 7, 1998 (the "Agreement") pursuant to which Lochaven Federal will be merged into Republic Bank ("Republic Bank") (the "Merger"). Republic Bank is a wholly owned subsidiary of Republic Bancshares, Inc. ("Republic"). Under the terms of the Agreement, each of the outstanding shares of Lochaven Federal common stock shall be converted into the right to receive consideration of 0.2776 of a share of Republic common stock. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

         McAllen Capital Partners, Inc. ("McAllen Capital") is a boutique financial advisory firm providing a select range of financial, economic and management services, as well as capital resources exclusively to the financial services industry. Since 1988, the professionals of McAllen Capital have developed a nationwide client base that includes commercial banks, bank holding companies, thrift institutions, mortgage banks, consumer finance firms, and a variety of other companies and investors interested in the financial services industry. One of McAllen Capital's primary missions is to help evaluate and effect capital and strategic transactions for its financial service clientele. As part of our financial advisory practice, we are regularly engaged in the valuation of United States financial institutions and transactions related to their securities. We are familiar with the commercial banking and thrift industries in Florida and the major financial institutions operating in that market. McAllen Capital has been retained by Lochaven Federal in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.

         In preparing the original opinion, Lochaven Federal's and Republic's markets were analyzed and each institution's business and prospects were reviewed. We conducted such other financial analyses as we deemed appropriate such as comparable company analyses, comparable transactions and pro forma dilution. Any unique characteristics also were considered.

         In reaching its updated opinion, McAllen Capital analyzed the respective financial positions, both current and historical, of Republic and Lochaven Federal. We reviewed: (1) the Registration Statement; (2) the unaudited interim financial statements of Republic for the quarters ended March 31, 1998 and June 30, 1998; (3) the unaudited interim financial statements of Lochaven Federal for the periods ended March 31, 1998, June 30, 1998 and July 31, 1998; and (4) certain financial and operating information with respect to the business, operations and prospects for Republic and Lochaven Federal.

         McAllen Capital also: (1) held discussions with members of the senior management of Lochaven regarding historical and current business operations, financial condition and future prospects of Lochaven Federal; (2) reviewed the historical market prices and trading activity for the Republic's Common Stock as compared with those of certain publicly traded companies which McAllen Capital deemed to be relevant; (3) compared the results of operations of Republic and Lochaven Federal with those of certain banking companies which we deemed to be relevant; (4) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other business combinations of thrift institutions; (5) analyzed the pro forma financial impact of the Merger on Republic; and (6) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

Board of Directors
Lochaven Federal Savings and
 Loan Association
September xx, 1998
Page 2


         McAllen Capital did not obtain any independent appraisal of assets or liabilities of Lochaven Federal or Republic or their respective subsidiaries. Further, McAllen Capital did not independently verify the information provided by Lochaven Federal or Republic and assumed the accuracy and completeness of all such information.

         In arriving at its opinions, McAllen Capital performed a variety of financial analyses. We believe that our analyses must be considered as a whole and that consideration of portions of such analyses and the factors considered therein, without considering all the factors and analyses, could create an incomplete view of the analyses and the process underlying McAllen Capital's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis and summary description.

         In its analyses, McAllen Capital made certain assumptions with respect to industry performance, business and economic conditions, and other matters, many of which were beyond Lochaven Federal's or Republic's control. Any estimates contained in McAllen Capital's analyses are not necessarily indicative of future results of value, which may be significantly more or less favorable than such estimates. Estimates of the value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

         Since McAllen Capital's original opinion, Republic's stock has declined 37% to $21.625 as of September 8, 1998. This price decline reflects several possible factors, including a general decline in the stock prices of commercial banks, Republic's net losses of $1.7 million for the quarter ended June 30, 1998, and the issuance by Republic of approximately $77.9 million in additional Republic's Common Stock in May 1998.

         Concurrently, the vast majority of Lochaven Federal's mortgage production/servicing staff has either resigned or been effectively transferred to Republic. Given the recency of these events, the full impact on Lochaven Federal's future financial performance cannot be determined. Furthermore, Lochaven continues to operate under several regulatory restrictions and any opportunities to pursue alternative strategies at the time of the update opinion appear remote.

         Based upon the foregoing, it is our opinion that the terms of the Agreement remain fair, from a financial point of view, to the shareholders of Lochaven Federal Savings and Loan Association.

                                                  Respectfully submitted,



                                                  McAllen Capital Partners, Inc.

                                                                      APPENDIX C


SECTION 552.14  DISSENTER AND APPRAISAL RIGHTS.

       (a) Right to demand payment of fair or appraised value. Except as provided in paragraph (b) of this section, any stockholder of a Federal stock association combining in accordance with ss. 552.13 of this part shall have the right to demand payment of the fair or appraised value of his stock: Provided, That such stockholder has not voted in favor of the combination and complies with the provisions of paragraph (c) of this section.

       (b) Exceptions. No stockholder required to accept only qualified consideration for his or her stock shall have the right under this section to demand payment of the stock's fair or appraised value, if such stock was listed on a national securities exchange or quoted on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") on the date of the meeting at which the combination was acted upon or stockholder action is not required for a combination made pursuant to ss. 552.13(h)(2) of this part. "Qualified consideration" means cash, shares of stock of any association or corporation which at the effective date of the combination will be listed on a national securities exchange or quoted on NASDAQ, or any combination of such shares of stock and cash.

       (c) Procedure-(1) Notice. Each constituent Federal stock association shall notify all stockholders entitled to rights under this section, not less than twenty days prior to the meeting at which the combination agreement is to be submitted for stockholder approval, of the right to demand payment of appraised value of shares, and shall include in such notice a copy of this section. Such written notice shall be mailed to stockholders of record and may be part of management's proxy solicitation for such meeting.

       (2) Demand for approval and payment. Each stockholder electing to make a demand under this section shall deliver to the Federal stock association, before voting on the combination, a writing identifying himself or herself and stating his or her intention thereby to demand appraisal of and payment for his or her shares. Such demand must be in addition to and separate from any proxy or vote against the combination by the stockholder.

       (3) Notification of effective date and written offer. Within ten days after the effective date of the combination, the resulting association shall:

           (i) Give written notice by mail to stockholders of constituent Federal stock associations who have complied with the provisions of paragraph
(c)(2) of this section and have not voted in favor of the combination, of the effective date of the combination;

           (ii) Make a written offer to each stockholder to pay for dissenting shares at a specified price deemed by the resulting association to be the fair value thereof; and

           (iii) Inform them that, within sixty days of such date, the respective requirements of paragraphs (c)(5) and (c)(6) of this section (set out in the notice) must be satisfied.

The notice and offer shall be accompanied by a balance sheet and statement of income of the association the shares of which the dissenting stockholder holds, for a fiscal year ending not more than sixteen months before the date of notice and offer, together with the latest available interim financial statements.

       (4) Acceptance of offer. If within sixty days of the effective date of the combination the fair value is agreed upon between the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section, payment therefor shall be made within ninety days of the effective date of the combination.

       (5) Petition to be filed if offer not accepted. If within sixty days of the effective date of the combination the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section do not agree as to the fair value, then any such stockholder may file a petition with the Office, with a copy by registered or certified mail to the resulting association, demanding a determination of the fair market value of the stock of all such stockholders. A stockholder entitled to file a petition under this section who fails to file such petition within sixty days of the effective date of the combination shall be deemed to have accepted the terms offered under the combination.

       (6) Stock certificates to be noted. Within sixty days of the effective date of the combination, each stockholder demanding appraisal and payment under this section shall submit to the transfer agent his certificates of stock for notation thereon that an appraisal and payment have been demanded with respect to such stock and that appraisal proceedings are pending. Any stockholder who fails to submit his or her stock certificates for such notation shall no longer be entitled to appraisal rights under this section and shall be deemed to have accepted the terms offered under the combination.

       (7) Withdrawal of demand. Notwithstanding the foregoing, at any time within sixty days after the effective date of the combination, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered upon the combination.

       (8) Valuation and payment. The Director shall, as he or she may elect, either appoint one or more independent persons or direct appropriate staff of the Office to appraise the shares to determine their fair market value, as of the effective date of the combination, exclusive of any element of value arising from the accomplishment or expectation of the combination. Appropriate staff of the Office shall review and provide an opinion or appraisals prepared by independent persons as to the suitability of the appraisal methodology and the adequacy of the analysis and supportive data. The Director after consideration of the appraisal report and the advice of the appropriate staff shall, if he or she concurs in the valuation of the of the shares, direct payment by the resulting association of the appraised fair market value of the shares, upon surrender of the certificates representing such stock. Payment shall be made, together with interest from the effective date of the combination, at a rate deemed equitable by the Director.

       (9) Costs and expenses. The costs and expenses of any proceeding under this section may be apportioned and assessed by the Director as he or she may deem equitable against all or some of the parties. In making this determination the Director shall consider whether any party has acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided by this section.

       (10) Voting and distribution. Any stockholder who has demanded appraisal rights as provided in paragraph (c)(2) of this section shall thereafter neither be entitled to vote such stock for any purpose nor be entitled to the payment of dividends or other distributions on the stock (except dividends or other distribution payable to, or a vote to be taken by stockholders of record at a date which is on or prior to, the effective date of the combination): Provided, That if any stockholder becomes unentitled to appraisal and payment of appraised value with respect to such stock and accepts or is deemed to have accepted the terms offered upon the combination, such stockholder shall thereupon be entitled to vote and receive the distributions described above.

       (11) Status. Shares of the resulting association into which shares of the stockholders demanding appraisal rights would have been converted or exchanged, had they assented to the combination, shall have the status of authorized and unissued shares of the resulting association.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The provisions of the Florida Business Corporation Act (the "FBCA") and Bancshares' By-Laws (the "By-Laws") set forth the extent to which the Registrant's directors and officers may be indemnified against liabilities they may incur while serving in such capacities. The FBCA provisions for indemnification are summarized below.

         Section 607.0850(1) of the FBCA empowers a corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in right of, the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This Subsection further provides that the termination of proceeding by judgment, order, settlement or conviction or upon a plea of nolo contender or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         Section 607.0850(2) empowers a corporation to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless, any only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         Section 607.0850(3) provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any proceeding referred to in the preceding subparagraphs, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

         Section 607.0850(4) provides that any indemnification under subsections
(1) or (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in a specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct as set forth in subsections (1) or (2). Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such proceeding; (b) if such a quorum is not obtaining or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors who are not at the time parties to the proceeding; (c) by independent legal counsel selected by the board of directors described in paragraph (a) or the committee described in paragraph
(b), or if a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by a majority vote of the full board of directors (in which directors who are parties may participate); or (d) by the shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

         Section 607.0850(5) provides that evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph 4(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

         Section 607.0850(6) provides that expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation. Expenses incurred by other employees and agents may be paid in advance upon terms or conditions that the board of directors deems appropriate.

         Section 607.0850(7) provides that the indemnification and advancement of expenses provided pursuant to this section are not exclusive, and the corporation is empowered to make any other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents, under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, unless a judgement or other final adjudication establishes that such person's actions or omissions to act were material to the cause of action so adjudicated and constitute (a) a violation of the criminal law, unless such person had reasonable cause to believe that his conduct was lawful or had no reasonable cause to believe that his conduct was unlawful; (b) a transaction from which such person derived an improper personal benefit; (c) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the FBCA are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor, or in a proceeding by or in the right of a shareholder.

         Section 607.0850(8) provides that indemnification and advancement of expenses shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators unless otherwise provided when authorized or ratified.

         Section 607.0850(9) provides that unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification and despite any contrary determination of the board or of the shareholders of the specific case, a director, officer, employee or agent who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that (a) the director, officer, employee or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement or expenses; (b) the director, officer, employee or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection
(7); or (c) the director, officer, employee or agent is reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person meet the standard of conduct set forth in subsection (1), subsection (2) or subsection (7).

         Section 607.0850(12) provides that the corporation is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

         The Registrant maintains an insurance policy insuring the Registrant and directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) Exhibits (See exhibit index immediately preceding the exhibits for the page number where each exhibit can be found).

EXHIBIT           DESCRIPTION OF EXHIBITS

        2 Agreement and Plan of Merger, dated as of May 6, 1998, by and among Bancshares, Republic and Lochaven (included as Appendix A to the Proxy Statement/Prospectus and incorporated by reference herein)

        3.1 Amended and Restated Articles of Incorporation of Bancshares (incorporated by reference from Exhibit 3.1 of Bancshares' Registration Statement on Form S-4, File No. 33- 808895, dated December 28, 1995)

        3.2       By-Laws of Bancshares (incorporated by reference from Exhibit
                  3.2 of Bancshares Registration Statement on Form S-4, File No. 33-808895, dated December 28, 1995)

        4 Specimen Common Stock Certificate (incorporated herein by reference from Exhibit 4.1 of Registrant's Registration Statement on Form S-4, File No. 33-808895, dated December 28,
                  1995)

        5         Opinion of Holland & Knight LLP, including consent

        8 Opinion of Holland & Knight LLP regarding federal income tax matters, including consent(1)

       23.1       Consent of Arthur Andersen LLP regarding use of report

       23.2 Consent of Arthur Andersen LLP regarding Bancshares' Form 10-Q for the quarter ended June 30, 1998

       23.3       Consent of Hacker, Johnson, Cohen & Grieb PA

       23.4       Consent of Holland & Knight LLP (included in Exhibit 5)

       23.5       Consent of McAllen Capital Partners, Inc.

       24 Powers of Attorney (included in the signature page on pages II-7 and II-8)

       99         Form of Proxy of Lochaven

---------------------------
(1)      To be filed by amendment.

         (b)      Financial Statement Schedules

         Schedules are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                      (i) To include any prospectus required by section 10(a)(3)
                  of the Securities Act.

                      (ii) To reflect in the prospectus any facts or events
                   arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table.

                      (iii) To include any material information with respect to
                    the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Registrant's Articles of Incorporation or By-Laws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (c) The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of responding to the request.

         (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Bancshares being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of Florida, on September 18, 1998.

                                                   REPUBLIC BANCSHARES, INC.

                                                   By: /s/ JOHN W. SAPANSKI
                                                      -----------------------
                                                       John W. Sapanski
                                                       Chairman and
                                                       Chief Executive Officer

                                                   Date:  September 18, 1998

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John W. Sapanski and William R. Falzone, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE                                   DATE                                TITLE
/s/ JOHN W. SAPANSKI              September 18, 1998                 Chairman, Chief Executive
---------------------------                                          Officer and Director (principal
    John W. Sapanski                                                 executive officer


/s/ WILLIAM R. FALZONE            September 18, 1998                 Treasurer (principal financial
---------------------------                                          and accounting officer)
    William R. Falzone

/s/ FRED HEMMER                   September 18, 1998                 Director
---------------------------
    Fred Hemmer


/s/ MARLA HOUGH                   September 18, 1998                 Director
---------------------------
    Marla Hough


/s/ WILLIAM R. HOUGH              September 18, 1998                 Director
---------------------------
    William R. Hough


/s/ ALFRED T. MAY                 September 18, 1998                 Director
---------------------------
    Alfred T. May


/s/ WILLIAM J. MORRISON           September 18, 1998                 Director
---------------------------
    William J. Morrison

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION OF EXHIBITS
        2         Agreement and Plan of Merger, dated as of May 6, 1998, by and among Bancshares, Republic and Lochaven (included as Appendix
                  A to the Proxy Statement/Prospectus and incorporated by
                  reference herein)

        3.1       Amended and Restated Articles of Incorporation of Bancshares
                  (incorporated by reference from Exhibit 3.1 of Bancshares'
                  Registration Statement on Form S-4, File No. 33- 808895, dated
                  December 28, 1995)

        3.2       By-Laws of Bancshares (incorporated by reference from Exhibit
                  3.2 of Bancshares Registration Statement on Form S-4, File No.
                  33-808895, dated December 28, 1995)

        4         Specimen Common Stock Certificate (incorporated herein by
                  reference from Exhibit 4.1 of Registrant's Registration
                  Statement on Form S-4, File No. 33-808895, dated December 28,
                  1995)

        5         Opinion of Holland & Knight LLP, including consent

        8 Opinion of Holland & Knight LLP regarding federal income tax matters, including consent(1)

       23.1       Consent of Arthur Andersen LLP regarding use of report

       23.2 Consent of Arthur Andersen LLP regarding Bancshares' Form 10-Q for the quarter ended June 30, 1998

       23.3       Consent of Hacker, Johnson, Cohen & Grieb PA

       23.4       Consent of Holland & Knight LLP (included in Exhibit 5)

       23.5       Consent of McAllen Capital Partners, Inc.

       24         Powers of Attorney (included in the signature page on pages
                  II-7 and II-8)

       99         Form of Proxy of Lochaven

---------------------------
(1)      To be filed by amendment.